   AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON JUNE 5, 1996

                                                 REGISTRATION NO. 333-4395
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- -------------------------------------------------------------------------------
                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549
                               ----------------

                                AMENDMENT NO. 1
                                      TO
                                   FORM S-3
                            REGISTRATION STATEMENT
                                     UNDER
                          THE SECURITIES ACT OF 1933
                               ----------------
                       MFS COMMUNICATIONS COMPANY, INC.
            (EXACT NAME OF REGISTRANT AS SPECIFIED IN ITS CHARTER)

                  DELAWARE                                       47-0714388
        (STATE OR OTHER JURISDICTION                          (I.R.S. EMPLOYER
              OF INCORPORATION)                              IDENTIFICATION NO.)

                               ----------------
                           11808 MIRACLE HILLS DRIVE
                             OMAHA, NEBRASKA 68154
                                (402) 231-3000
  (ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE NUMBER, INCLUDING AREA CODE, OF
                   REGISTRANT'S PRINCIPAL EXECUTIVE OFFICES)
                               ----------------
                          TERRENCE J. FERGUSON, ESQ.
             SENIOR VICE PRESIDENT, GENERAL COUNSEL AND SECRETARY
                       MFS COMMUNICATIONS COMPANY, INC.
                           11808 MIRACLE HILLS DRIVE
                             OMAHA, NEBRASKA 68154
                                (402) 231-3000
(NAME, ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE NUMBER, INCLUDING AREA CODE,
                             OF AGENT FOR SERVICE)
                               ----------------
                                WITH COPIES TO:


    JOHN S. D'ALIMONTE, ESQ.                      BRUCE S. MENDELSOHN, P.C.
    STEVEN J. GARTNER, ESQ.                        EDWARD D. SOPHER, ESQ.
   WILLKIE FARR & GALLAGHER            AKIN, GUMP, STRAUSS, HAUER & FELD, L.L.P.
      ONE CITICORP CENTER                     1333 NEW HAMPSHIRE AVENUE, N.W.
     153 EAST 53RD STREET                         WASHINGTON, D.C. 20036
   NEW YORK, NEW YORK 10022                            (202) 887-4000
        (212) 821-8000

                               ----------------
  APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC: As soon as practicable after the effective date of this Registration Statement.
  If the only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans, please check the following box. [_]
  If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box. [_]
  If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  [_] ..................
  If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [_] ....................................................
  If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. [_]

                               ----------------

  THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT THAT SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(A) OF THE SECURITIES ACT OF 1933 OR UNTIL THIS REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(A), MAY DETERMINE.
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

                               EXPLANATORY NOTE

  This Registration Statement contains two forms of prospectus: one to be used in connection with an offering in the United States and Canada (the "U.S. Prospectus") and one to be used in connection with an offering outside of the United States and Canada (the "International Prospectus"). The two prospectuses are identical except for the front and back cover pages, the section entitled "Underwriting" and a section in the International Prospectus entitled "Certain United States Tax Considerations for Non-United States Holders." Each of the pages for the International Prospectus included herein is labeled "Alternate Page for International Prospectus."

++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++
+INFORMATION CONTAINED HEREIN IS SUBJECT TO COMPLETION OR AMENDMENT. A         +
+REGISTRATION STATEMENT RELATING TO THESE SECURITIES HAS BEEN FILED WITH THE + +SECURITIES AND EXCHANGE COMMISSION. THESE SECURITIES MAY NOT BE SOLD NOR MAY +
+OFFERS TO BUY BE ACCEPTED PRIOR TO THE TIME THE REGISTRATION STATEMENT        +
+BECOMES EFFECTIVE. THIS PROSPECTUS SHALL NOT CONSTITUTE AN OFFER TO BUY NOR + +SHALL THERE BE ANY SALE OF THESE SECURITIES IN ANY STATE IN WHICH SUCH OFFER, + +SOLICITATION OR SALE WOULD BE UNLAWFUL PRIOR TO REGISTRATION OR QUALIFICATION +
+UNDER THE SECURITIES LAWS OF ANY SUCH STATE.                                  +
++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++
                             SUBJECT TO COMPLETION

                               JUNE 5, 1996
PROSPECTUS

28,000,000 SHARES

MFS COMMUNICATIONS COMPANY, INC.                  [MFS LOGO APPEARS HERE]

COMMON STOCK

(PAR VALUE $.01 PER SHARE)

All of the shares of Common Stock offered hereby (the "Shares") are being sold by MFS Communications Company, Inc. (the "Company" or "MFS"). Of the 28,000,000 Shares, 22,400,000 Shares are being offered hereunder by the U.S. Underwriters (as defined herein) in the United States and Canada (the "U.S. Offering") and 5,600,000 Shares are being offered by the International Underwriters (as defined herein), in a concurrent offering outside the United States and Canada (the "International Offering" and together with the U.S. Offering, the "Offerings"), subject to transfers between the U.S. Underwriters and the International Underwriters (collectively, the "Underwriters"). The public offering price and the aggregate underwriting discount per share will be identical for the Offerings. See "Underwriting." The Common Stock is listed on The Nasdaq Stock Market's National Market (the "Nasdaq National Market") under the symbol "MFST." On June 4, 1996, the last reported sale price for the Common Stock as reported by the Nasdaq National Market was $34.75 per share. See "Price Range of Common Stock."

PROSPECTIVE INVESTORS SHOULD CONSIDER CAREFULLY MATTERS DISCUSSED UNDER THE CAPTION "RISK FACTORS" BEGINNING ON PAGE 13.

THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

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
                                                                                            PROCEEDS
                                                      PRICE TO          UNDERWRITING              TO
                                                      PUBLIC            DISCOUNT(1)       COMPANY(2)
Per Share..........................................   $                 $                 $
Total(3)...........................................   $                 $                 $

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(1) The Company has agreed to indemnify the Underwriters against certain liabilities, including liabilities under the Securities Act of 1933, as amended. See "Underwriting."
(2) Before deducting expenses payable by the Company estimated to be $     .
(3) The Company has granted to the U.S. Underwriters and the International Underwriters 30-day options to purchase up to 4,200,000 additional Shares, at the Price to Public, less the Underwriting Discount, solely to cover over-allotments, if any. If the Underwriters exercise these options in full, the total Price to Public, Underwriting Discount and Proceeds to
    Company will be $      , $       and $      , respectively. See
    "Underwriting."

The Shares are offered subject to receipt and acceptance by the Underwriters, to prior sale and to the Underwriters' right to reject any order in whole or in part and to withdraw, cancel or modify the offer without notice. It is expected that delivery of the Shares will be made at the office of Salomon Brothers Inc, Seven World Trade Center, New York, New York, or through the facilities of The
Depository Trust Company, on or about       , 1996.

SALOMON BROTHERS INC
        GOLDMAN, SACHS & CO.
                            BEAR, STEARNS & CO. INC.
                                                 SMITH BARNEY INC.
                                                                  UBS SECURITIES

The date of this Prospectus is    , 1996.

                                 [INSERT MAP]



  IN CONNECTION WITH THIS OFFERING, THE UNDERWRITERS MAY OVER-ALLOT OR EFFECT TRANSACTIONS WHICH STABILIZE OR MAINTAIN THE MARKET PRICE OF THE COMMON STOCK OF THE COMPANY AT A LEVEL ABOVE THAT WHICH MIGHT OTHERWISE PREVAIL IN THE OPEN MARKET. SUCH TRANSACTIONS MAY BE EFFECTED ON THE NASDAQ NATIONAL MARKET OR OTHERWISE. SUCH STABILIZING, IF COMMENCED, MAY BE DISCONTINUED AT ANY TIME.

  IN CONNECTION WITH THIS OFFERING, CERTAIN U.S. UNDERWRITERS AND SELLING GROUP MEMBERS MAY ENGAGE IN PASSIVE MARKET MAKING TRANSACTIONS IN THE COMMON STOCK OF THE COMPANY ON THE NASDAQ NATIONAL MARKET IN ACCORDANCE WITH RULE 10B-6A UNDER THE SECURITIES EXCHANGE ACT OF 1934. SEE "UNDERWRITING."

                             AVAILABLE INFORMATION

  MFS and UUNET Technologies, Inc. ("UUNET") are subject to the informational requirements of the Securities Exchange Act of 1934 (the "Exchange Act"), and in accordance therewith file reports, proxy statements and other information with the Securities and Exchange Commission (the "Commission"). Such reports, proxy statements and other information filed may be inspected and copied at the public reference facilities maintained by the Commission at Room 1024, Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549 and may be available at the following Regional Offices of the Commission: Midwest Regional Office, Citicorp Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661; and New York Regional Office, 7 World Trade Center, Suite 1300, New York, New York 10048. Copies of such materials can be obtained at prescribed rates from the Public Reference Section of the Commission at Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549. The Commission maintains a Web site that contains reports, proxy and information statements and other materials that are filed through the Commission's Electronic Data Gathering, Analysis, and Retrieval system. This Web site can be accessed at http://www.sec.gov. In addition, material filed by each of MFS and UUNET can be inspected at the offices of the National Association of Securities Dealers, Inc., at 1735 K Street, N.W., Washington, D.C. 20006.

  This Prospectus does not contain all the information set forth in the Registration Statement on Form S-3 and exhibits relating thereto, including any amendments (the "Registration Statement"), of which this Prospectus is a part, and which MFS has filed with the Commission under the Securities Act of 1933, as amended (the "Securities Act"). Reference is made to such Registration Statement for further information with respect to MFS and the Shares offered hereby. Statements contained herein concerning the provisions of documents are necessarily summaries of such documents, and each statement is qualified in its entirety by reference to the copy of the applicable document filed with the Commission.

                    INCORPORATION OF DOCUMENTS BY REFERENCE

  MFS hereby incorporates by reference into this Prospectus the following documents previously filed by MFS with the Commission pursuant to the Exchange
Act:

    1. Annual Report on Form 10-K for the year ended December 31, 1995, as amended by MFS' Form 10-K/A Amendment No. 1 on April 30, 1996;

    2. Current Reports on Form 8-K dated May 10, 1996, April 30, 1996 and January 23, 1996;

    3. Quarterly Report on Form 10-Q for the quarter ended March 31, 1996;
  and

    4. The description of Common Stock contained in MFS' Registration Statement on Form 8-A (File No. 0-21594) filed with the Commission pursuant to Section 12(g) of the Exchange Act on April 21, 1993, as amended by Amendment No. 1 filed with the Commission on a Form 8 on May 10, 1993.

  In addition, all reports and other documents filed by MFS pursuant to
Section 13(a), 13(c), 14 or 15(d) of the Exchange Act subsequent to the date hereof and prior to the termination of the Offerings of the Shares shall be deemed to be incorporated by reference herein and to be a part hereof from the date of filing of such reports and documents. Any statement contained in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for purposes of this Prospectus to the extent that a statement contained herein, or in any other subsequently filed document that also is incorporated or deemed to be incorporated by reference herein, modified or supersedes such statement. Any such statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Prospectus.

  MFS hereby undertakes to provide without charge to each person, including any beneficial owner, to whom a copy of this Prospectus is delivered, upon the written or oral request of any such person, a copy of any or all of the documents incorporated by reference herein. Such requests should be addressed to MFS Communications Company, Inc., 11808 Miracle Hills Drive, Omaha, Nebraska 68154, Attention: Secretary, Telephone No. (402) 231-3000.

                               PROSPECTUS SUMMARY

  The following information is a summary of the more detailed information and financial statements appearing elsewhere or incorporated by reference in this Prospectus and is qualified in its entirety by reference thereto. Unless otherwise indicated, all information contained in this Prospectus assumes that the Underwriters' over-allotment options will not be exercised.

  See "Glossary" for definitions of certain other terms used in this Prospectus.

                                  THE COMPANY

  MFS is an integrated communications provider ("ICP") of local and long distance telecommunications services and certain Internet-related services to business and government end users. The Company provides services by utilizing a combination of its own facilities and network capacity leased from others (taken together, the "International Network Platform") in the United States, Western Europe and Asia. As the first ICP to focus on business and government customers, the Company believes it is uniquely positioned to take advantage of technical, regulatory and market changes which promote demand for an integrated set of communications services.

  The Company's strategy is to become the premier provider of communications services to business and government end users. The Company believes business and government end users have distinct communications service requirements, including maximum reliability, consistent high quality, responsive customer service and continuous attention to service enhancement and new service development. The Company believes it has multiple advantages over its competitors as a result of the Company's: (i) focus on business and government end users; (ii) expertise in developing and operating highly reliable, advanced digital fiber optic networks which offer substantial transmission capacity;
(iii) emphasis on providing comprehensive and responsive customer service; (iv) International Network Platform that serves customers with multiple offices in key international business centers; (v) network development plan which helps assure an efficient evolution from a voice-oriented, circuit switched network to a packet switched network supporting Internet and other protocols (an "IP Packet") switched network; (vi) plan to develop new services, including voice service to be provided over an IP Packet switched network; and (vii) ability to bundle local, long distance telecommunications services and Internet-related services provided over an end-to-end network controlled by the Company.

  As part of the implementation of its IP Packet switched network and Internet-based service offering plans, the Company entered into an Agreement and Plan of Merger (the "Merger Agreement") with UUNET on April 29, 1996 pursuant to which UUNET will become a wholly owned subsidiary of MFS (the "Merger"). There can be no assurance that the Merger will be consummated. See "Risk Factors--Risk That Merger May Not Be Consummated" and "Description of the Merger."

  The Company is organized as a holding company and operates through its subsidiaries in two business segments: telecommunications services and network systems integration.

 Telecommunications Services

  . The MFS Telecom Companies serve the needs of large businesses and government customers by providing dedicated circuits, local switched services and high speed data communications for large corporations.

  . The MFS Intelenet Companies serve the needs of medium and small businesses by providing integrated local and long distance switched telecommunications and telecommunication management services and a variety of value-added services including voice mail, calling card and specialized call accounting.

  . MFS International serves the needs of communications intensive national and multinational corporations in global financial centers, primarily in Western Europe, by providing a full range of local, long distance, international and data communications services as permitted by regulation in the relevant jurisdiction.

  . MFS Global Network Services expands and manages the Company's
    International Network Platform which consists of the Company's own facilities and switching platform as well as capacity leased from other service providers.

  . After the Merger, through UUNET the Company will provide a wide range of Internet-related services tailored to the needs of business and government users, including a comprehensive range of dial-up and dedicated Internet access options, consulting services and Web server hosting and integration services.

 Network Systems Integration

  MFS Network Technologies provides network systems integration for MFS and third parties which desire to deploy sophisticated networks, including intelligent transportation systems, voice and data networks, interactive distance learning networks, security systems and combined cable television-telephone networks.

RECENT DEVELOPMENTS

  The pace of regulatory and technical change in the telecommunications industry has continued to accelerate. The Telecommunications Act of 1996 (the "Telecom Act") was signed into law on February 8, 1996, effectively creating, among other things, a national template under which the Company's services may be provided on a more equal basis with incumbent local telephone companies once the Telecom Act is implemented. Technical change has also been dramatic, particularly with respect to Internet-related products and services, as a rapidly growing amount of information available on both the Internet and on privately managed "intranets" is made increasingly accessible with advanced software and hardware. MFS has responded to these developments with several new initiatives.

 The Telecommunications Act of 1996

  The Telecom Act has a number of provisions that affect the Company's operations in ways that are difficult to predict with precision. The Company believes that the Telecom Act is generally pro-competitive and will, on balance, benefit the Company by, among other things, opening local exchange markets to competition, preempting anti-competitive state laws and granting the Company regulatory status more equal with that of the incumbent local telephone companies. The Company believes the following attributes of the Telecom Act will have certain positive effects on the Company's operations.

  . Market access. Opening all U.S. markets to local competition.

  . Network interconnections. Enabling the Company to more fully interconnect its networks with incumbent local telephone companies and other carriers to allow the Company to reach customers not physically connected to its own networks in a more cost effective manner.

  . Number portability. Enabling business customers to retain their existing phone numbers in the event they choose to switch local service providers. The Company considers number portability to be a significant factor which can positively influence a customer's decision to purchase service from MFS.

  . Reciprocal compensation. Ensuring that other carriers, both local and long distance, compensate the Company for calls made to its customers or, in the alternative, not charge the Company for calls made by its customers to the customers of other carriers. The Company expects such reciprocal compensation arrangements to improve its operating margins over time.

  The Company has moved quickly to capitalize on the anticipated benefits of the Telecom Act. MFS has contacted 21 LECs to initiate the process of implementing the "co-carrier" provisions of the Telecom Act as quickly as possible and has established a co-carrier task force consisting of approximately 100 personnel dedicated to facilitate the negotiation and implementation of co-carrier arrangements with the LECs. On May 22, 1996, MFS announced that it and Ameritech Corp. ("Ameritech") had entered into a comprehensive co-carrier agreement which involves the networks of the respective companies in the entire Ameritech marketing region, including Illinois, Indiana, Michigan, Ohio and Wisconsin.

 New Infrastructure Initiatives

  In response to the regulatory developments embodied in the Telecom Act and the Company's success in its previous business development initiatives, MFS announced on May 7, 1996 a series of initiatives which, when implemented, will expand the Company's geographic presence and service offerings in a large number of United States metropolitan areas and certain international financial centers. The Company anticipates that implementation of these initiatives, including certain of the Internet-related initiatives discussed below, will, together with currently anticipated expenditures, result in total average annual capital expenditures of approximately $1.0 billion to $1.3 billion over the period of implementation, which the Company expects to be up to four years. Since a significant portion of the Company's capital expenditures are success-based (that is, related directly to revenue growth), actual capital expenditures may vary significantly from the above range depending on the level of incremental sales. This range is also subject to the Company's review of a number of factors including regulatory developments, technological developments and market conditions. In addition, each initiative may be implemented in whole or in part and independently of any other initiative, ensuring that the Company retains maximum financial and operating flexibility.

  Construction and Expansion of Networks. The Company plans to expand the number of U.S. metropolitan areas served to approximately 85 over the next four years, an increase from the previously planned target of approximately 65 metropolitan areas, 45 of which are currently in operation or under active development. In addition, the Company plans to construct approximately 35 major expansions of existing networks. The actual number of new metropolitan areas and network expansions constructed may vary materially from these targets. Taken together with the aforementioned regulatory developments, MFS believes that, upon completion, these initiatives will enable the Company to sell its services in metropolitan areas currently containing approximately 70% of the non-farm business employment in the United States.

  The Company also intends to increase the number of international financial centers served to 45, an increase from its previously planned target of 25, seven of which are currently operational or under active development. A number of the financial centers are expected to be developed in Asian countries where regulatory reform has recently created opportunities to serve the needs of communications intensive business customers. The pace of international development is dependent on a number of factors, many of which are beyond the Company's control, including the speed of regulatory reform.

  Intercity High Capacity Network. The Company intends to build or acquire a significant portion of its U.S. and international high speed intercity and transoceanic fiber optic network requirements, to be deployed over a two to four year period. In accordance with this strategy, MFS has begun construction of intercity connections along the Eastern seaboard with the intent of linking the Company's metropolitan networks from Washington, D.C. to Boston. Deployment of intercity networks with high speed SONET (or internationally, the equivalent SDH standard) equipment is expected to lower the cost of long distance connections and, in combination with MFS' high capacity local networks, enable the Company to provide a range of new Internet-related services, including, over time, high quality voice and video communications service. The pace of construction and number of connections actually built will depend on a number of factors, including availability of rights-of-way, market conditions, and the availability of certain high speed SONET services from other carriers, which could serve as an alternative to the construction of such connections. The Company currently leases certain medium bandwidth long distance connections from other providers, the cost of which represents a significant portion of the Company's network expense.

  Central Office Interconnection and Switch Deployment. The Company plans to interconnect at LEC central offices in all its metropolitan area networks and plans to deploy approximately 25 additional switches over the 25 previously planned. The Telecom Act mandates that incumbent LECs throughout the U.S. enter into arrangements with competitors such as MFS for central office collocation and unbundling of local services. The Company believes that implementing these pro-competitive policies creates a unique opportunity to expand the Company's offering of combined local and long distance services through interconnection with local exchange carriers.

 Internet-Related Initiatives

  The Company believes the Internet is one of the most important developments in the communications industry in decades. The recent rapid development of the Internet, along with Internet-related technologies, products and services (especially intranet applications), is expected to continue to stimulate accelerated growth in demand for communications bandwidth. MFS believes IP Packet switching will, over time, replace large portions of the circuit switched voice network as the primary vehicle for business communications due to the efficient use of bandwidth and the significantly lower transmission costs associated with IP Packet switching. The amount of data transmitted over the Internet backbone has grown very rapidly as a result of expanded Internet use and the increasing complexity of information delivered via the Internet. Currently, "Web pages" available on the Internet frequently include graphics and, in some cases, sound and video, which require the transfer of more data to the user's computer than do comparable text-only pages. See "Business-- Communications Industry Overview--Internet."

  MFS believes that availability of local loop bandwidth is the greatest barrier to Internet development. The Company believes that its ability to provide end-to-end high capacity bandwidth, unimpeded by a bottleneck at any point along the path, uniquely positions it to provide superior business-oriented Internet-related services.

  Given the Internet's rapid pace of growth, MFS believes that speed to market will also be a major competitive advantage. On May 7, 1996, the Company announced that it has undertaken several initiatives designed to augment its Internet-related service offerings, including increasing and accelerating network development and expansions, procurement of high-speed local loop circuits, control of intercity high capacity fiber optic links discussed above and, as announced on April 30, 1996, the Company's planned merger with UUNET.

  In the United States, the acceleration of central office interconnection arrangements and the availability of unbundled local loops is expected to enable the Company to offer a variety of higher speed local Internet access services based on ISDN (Integrated Service Digital Network) technology and, in the future, on such technologies as ADSL (Asymmetric Digital Subscriber Loop) and HDSL (High Speed Digital Subscriber Loop). In addition, the Company plans to significantly expand its existing "Internet Hotel" space (that is, facilities space specifically created to allow Internet service providers, Web page hosting service providers and others to collocate with and utilize the network services of the Company). Internationally, the Company intends to pursue a range of new Internet initiatives similar to those planned for the United States as regulatory reform and other factors allow, and to expand its "Internet Hotel" space and international transport service in both Europe and Asia.

THE PROPOSED MERGER

  On April 29, 1996, the Company entered into the Merger Agreement with UUNET, pursuant to which UUNET will become a wholly owned subsidiary of MFS (the "Merger"). Pursuant to the Merger, each outstanding share of UUNET common stock will be converted into and represent the right to receive 1.777776 shares (the "Exchange Ratio") of the common stock, par value $.01 per share of MFS (the "MFS Common Stock"). Consummation of the Merger is subject to various conditions, including the approval of a majority of the outstanding shares of the common stock, par value $.001 per share (the "UUNET Common Stock"), at a special meeting of the stockholders of UUNET (the "UUNET Special Meeting") and the approval by the affirmative vote of a majority of votes cast by the holders of the outstanding shares of the capital stock of MFS at a meeting at which a quorum is present. See "Description of the Merger."

  UUNET is a leading worldwide provider of a comprehensive range of Internet access options, applications and consulting services to businesses, professionals and on-line service providers. MFS believes that the Merger will
(i) allow the Company to expand its communications service offerings to include UUNET's existing array of Internet-related services oriented toward the needs of business and government customers, (ii) provide the Company with additional technical expertise in configuring and managing complex, IP Packet switched networks and (iii) over time, allow the Company to offer new services (including voice and video communications services) utilizing UUNET's Internet technology expertise and MFS' broadband, end-to-end networks. In addition, MFS believes that the combined entity can, over time, improve profitability as a result of (a) reduction in UUNET's "local loop" network costs (which UUNET estimates to be approximately 40% of its "cost of revenues" in North America for 1996) by utilizing available capacity on MFS' local networks, (b) receipt of terminating access payments, or a reduction in cost of providing dial-up Internet access, as mandated by the Telecom Act, (c) reduced cost of intercity transport capacity purchased or leased from others as a result of increased volume and migration of UUNET traffic to Company-owned facilities and (d) incremental sales from offering UUNET services combined with MFS services to the customers of UUNET. See "Risk Factors--Risk That Merger May Not Be Consummated."

  Based on the number of shares of UUNET Common Stock outstanding at April 26, 1996, the Company expects to issue an aggregate of approximately 57.3 million shares of MFS Common Stock in the Merger. Based on the closing price of the MFS Common Stock on the day preceding the announcement of the Merger, the stockholders of UUNET will receive shares of MFS Common Stock in the Merger valued at approximately $2 billion.

  As a condition to entering into the Merger Agreement, MFS required certain UUNET stockholders to enter into an agreement (the "Stock Option Agreement") pursuant to which such stockholders agreed to vote their shares of UUNET Common Stock in favor of the approval of the Merger Agreement and granted irrevocable proxies in favor of MFS to vote all of such stockholders' shares of UUNET Common Stock (equal to approximately 60% of the shares of UUNET Common Stock). Accordingly, the proposal to adopt the Merger Agreement will be adopted without the need of the vote of any other stockholders. As a condition to entering into the Merger Agreement, UUNET required certain MFS directors owning approximately 12% of the shares of MFS Common Stock prior to the Offerings, to enter into an agreement (the "MFS Voting Agreement") pursuant to which such MFS stockholders granted irrevocable proxies to vote all of such stockholders' shares of MFS Common Stock in favor of the issuance (the "MFS Share Proposal") of MFS Common Stock in connection with the Merger. See "Description of the Merger."

  MFS and UUNET expect to consummate the Merger after the Offerings have been completed as soon as the conditions to consummation of the Merger set forth in the Merger Agreement have been satisfied. There can be no assurance that the conditions to the consummation of the Merger will be satisfied and, accordingly, that the Merger ultimately will be consummated. See "Risk Factors--Risk That Merger May Not Be Consummated."

  As used in this Prospectus, the term "MFS" or the "Company" refers to MFS Communications Company, Inc. and its subsidiaries, unless the context otherwise requires. The principal executive offices of MFS are located at 11808 Miracle Hills Drive, Omaha, Nebraska 68154; its telephone number is (402) 231-3000.

               MFS COMMUNICATIONS COMPANY, INC. AND SUBSIDIARIES
                      SELECTED CONSOLIDATED FINANCIAL DATA

                             THREE MONTHS ENDED
                                  MARCH 31,                             YEAR ENDED DECEMBER 31,
                          --------------------------  ---------------------------------------------------------------
                              1996          1995          1995        1994(1)         1993         1992        1991
                          ------------  ------------  ------------  ------------  ------------  -----------  --------
                                              (DOLLARS IN THOUSANDS, EXCEPT PER SHARE DATA)
STATEMENT OF OPERATIONS DATA:
Revenue:
 Telecommunications
  services..............  $    165,590  $    103,788  $    498,225  $    228,707  $     70,048  $    47,585  $ 23,158
 Network systems
  integration...........        20,726        14,552        84,969        58,040        71,063       61,122    14,065
                          ------------  ------------  ------------  ------------  ------------  -----------  --------
 Total..................       186,316       118,340       583,194       286,747       141,111      108,707    37,223
Costs and expenses:
 Operating expenses.....       174,173       119,882       562,300       273,431       102,905       76,667    33,963
 Depreciation and
  amortization..........        44,609        29,073       142,496        73,869        34,670       20,544    11,761
 General and
  administrative
  expenses..............        34,892        25,941       117,703        75,576        34,989       23,267    18,429
                          ------------  ------------  ------------  ------------  ------------  -----------  --------
 Total..................       253,674       174,896       822,499       422,876       172,564      120,478    64,153
                          ------------  ------------  ------------  ------------  ------------  -----------  --------
Loss from operations....       (67,358)      (56,556)     (239,305)     (136,129)      (31,453)     (11,771)  (26,930)
Other income (expense)
 net....................       (18,766)       (7,252)      (27,993)      (17,175)        8,464         (792)   (1,314)
                          ------------  ------------  ------------  ------------  ------------  -----------  --------
Loss before income
 taxes..................       (86,124)      (63,808)     (267,298)     (153,304)      (22,989)     (12,563)  (28,244)
Income tax benefit
 (expense)..............          (100)         (100)         (600)        2,103         7,220         (566)      --
                          ------------  ------------  ------------  ------------  ------------  -----------  --------
Net loss................       (86,224)      (63,908)     (267,898)     (151,201)      (15,769)     (13,129)  (28,244)
Dividends on preferred
 stock(2)...............        (7,072)          --        (15,064)          --            --           --        --
                          ------------  ------------  ------------  ------------  ------------  -----------  --------
Net loss applicable to
 common stockholders....  $    (93,296) $    (63,908) $   (282,962) $   (151,201) $    (15,769) $   (13,129) $(28,244)
                          ============  ============  ============  ============  ============  ===========  ========
Loss per share
 applicable to common
 stockholders(3)........  $      (0.75) $      (0.50) $      (2.21) $      (1.21) $      (0.15) $     (0.15)
                          ============  ============  ============  ============  ============  ===========
Number of shares(3).....   125,017,000   128,729,000   127,786,000   124,874,000   105,764,000   88,170,000
                          ============  ============  ============  ============  ============  ===========
OTHER DATA:
EBITDA(4)...............      $(19,408)     $(27,483)     $(96,809)     $(62,260)       $3,217       $8,773  $(15,169)
Capital expenditures,
 including acquisitions
 of businesses, net of
 cash acquired..........       153,294       114,426       523,727       576,711       128,651      110,171    92,411
STATISTICAL DATA(5):
Circuits in service(6)..     3,304,345     1,964,872     2,960,766     1,713,430       947,391      589,130   465,420
Buildings connected(7)..         7,420         3,284         5,720         2,754         1,583        1,101       695
Route miles(8)..........         3,320         2,616         3,183         2,405         1,298          858       373
Fiber miles(9)..........       213,149       122,074       199,726       107,919        62,154       38,595    22,982
Switches................            16            12            16            12             1          --        --

                                                MARCH 31, 1996
                                -----------------------------------------------
                                                AS         PRO     PRO FORMA AS
                                  ACTUAL   ADJUSTED(10) FORMA(11)  ADJUSTED(12)
                                ---------- ------------ ---------- ------------
BALANCE SHEET DATA:
Networks and equipment......... $1,466,254  $1,466,254  $1,559,515  $1,559,515
Total assets...................  2,347,211   3,322,971   4,537,298   5,513,058
Long-term debt, less current
 portion.......................  1,255,256   1,255,256   1,273,301   1,273,301
Stockholders' equity...........    754,582   1,730,342   2,856,075   3,831,835

- --------
(Footnotes appear on following page.)

 (1) Reflects the acquisition of Centex Telemanagement, Inc. ("Centex") as of May 18, 1994, Cylix Communications Corporation ("Cylix") as of November 1, 1994 and RealCom Office Communications, Inc. ("RealCom") as of November 14, 1994.
 (2) Represents dividends paid on shares of Series A Preferred Stock in shares of MFS Common Stock and dividends accrued on shares of Series B Preferred Stock. No cash dividends have been paid by the Company. See "Dividends."
 (3) See Note 2 to the Consolidated Financial Statements, which describes the calculation of loss per share.
 (4) EBITDA consists of earnings (loss) before interest, income taxes, depreciation, amortization and non cash stock-based compensation. EBITDA is commonly used in the communications industry to analyze companies on the basis of operating performance. EBITDA is not intended to represent cash flow for the periods. See Consolidated Statements of Cash Flows.
 (5) Information presented as of the end of the period indicated and derived from non-financial records prepared by the Company which are not audited.
 (6) All circuits have been expressed as voice grade equivalent circuits.
 (7) Number of buildings connected by Company-owned physical facilities or by interconnection with another carrier utilizing a leased facility.
 (8) Route miles refers to the number of miles of the telecommunications path in which the fiber optic cables are installed.
 (9) Fiber miles refers to the number of route miles installed (excluding pending installations) along a telecommunications path multiplied by the number of fibers along that path.
(10) Adjusted to give effect to the receipt of the estimated net proceeds of the Offerings (at an assumed Price to Public of $36.00 per share), without giving effect to the Merger. See "Use of Proceeds."
(11) Pro Forma to give effect to the Merger as though it had occurred as of March 31, 1996, without giving effect to the Offerings. See Note 3 to the Unaudited Pro Forma Consolidated Condensed Financial Statements for adjustments applicable in the event that the Merger is not consummated. The following table presents certain statement of operations and other data pro forma for the Merger:

                                                         PRO FORMA
                                                 THREE MONTHS
                                                ENDED MARCH 31,     YEAR ENDED
                                               ------------------  DECEMBER 31,
                                                 1996      1995        1995
                                               --------  --------  ------------
                                               (DOLLARS IN THOUSANDS, EXCEPT
                                                      PER SHARE DATA)
      Total revenue........................... $228,007  $131,899    $671,810
      Loss from operations.................... (172,894) (162,854)   (683,476)
      Net loss applicable to common
       stockholders........................... (198,970) (170,095)   (725,321)
      Loss per share applicable to common
       stockholders...........................    (1.09)    (0.91)      (3.92)
      EBITDA..................................  (18,430)  (26,849)   (109,030)

(12) Adjusted to give effect to the receipt of the estimated net proceeds of the Offerings (at an assumed Price to Public of $36.00 per share), giving effect to the Merger. See "Use of Proceeds."

                                 THE OFFERINGS

   Common Stock offered by the Company:
    U.S. Offering............................................  22,400,000 shares
    International Offering...................................   5,600,000 shares
                                                              -----------
      Total(1)...............................................  28,000,000 shares
   Common Stock to be outstanding after the
    Offerings(1)(2).......................................... 153,619,662 shares
   Use of Proceeds............................ Primarily to fund the expansion of the Company's International
                                               Network Platform and its
                                               Internet-related business. See
                                               "Use of Proceeds."
   Nasdaq National Market symbol.............................  MFST

- --------
(1) Does not include up to an aggregate of 4,200,000 shares of MFS Common Stock subject to over-allotment options granted to the U.S. Underwriters and International Underwriters. See "Underwriting."
(2) Based on shares outstanding as of March 31, 1996, and excludes (i) approximately 57.3 million shares of MFS Common Stock and options to acquire approximately 5.7 million shares of MFS Common Stock issuable in connection with the Merger, (ii) approximately 28.6 million shares of MFS Common Stock issuable pursuant to the Company's stock plans and (iii) approximately 21.2 million shares of MFS Common Stock issuable upon the exercise of warrants and the conversion of outstanding shares of preferred stock.

                                  RISK FACTORS

PROSPECTIVE INVESTORS SHOULD CONSIDER CAREFULLY CERTAIN FACTORS RELATING TO AN INVESTMENT IN THE SHARES. SEE "RISK FACTORS."

           CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

  Certain statements contained in "Risk Factors," "Management's Discussion and Analysis of Financial Condition and Results of Operations" and "Business," including statements regarding the development of the Company's businesses, the markets for the Company's services and products, anticipated capital expenditures, regulatory reform and the effects of the Merger, and other statements contained herein regarding matters that are not historical facts, are forward-looking statements (as such term is defined in the Private Securities Litigation Reform Act of 1995). Because such statements include risks and uncertainties, actual results may differ materially from those expressed or implied by such forward-looking statements. Factors that could cause actual results to differ materially include, but are not limited to, those discussed under "Risk Factors."

                                 RISK FACTORS

  Prospective investors should consider carefully, together with the other information contained in, or incorporated by reference into, this Prospectus, the following factors:

OPERATING LOSSES

  A substantial portion of the expenditures relating to the development of the Company's businesses, the installation and expansion of its domestic and international networks and the recently proposed linking of these networks through the acquisition or construction of facilities will be incurred before the realization of revenues. These expenditures, together with the associated up front operating expenses, result in negative cash flow until an adequate customer base is established. MFS reported losses from operations of approximately $31.5 million, $136.1 million and $239.3 million for the three years ended December 31, 1993, 1994 and 1995, respectively, and $67.4 million for the three months ended March 31, 1996. Although its revenues have increased substantially in each of the last three years and for the three months ended March 31, 1996, MFS has incurred significant increases in expenses associated with the development and expansion of its fiber optic networks, services and customer base, which expenses are expected to continue to grow for the foreseeable future. There can be no assurance that MFS will achieve or sustain profitability.

  The Merger will be treated as a purchase for accounting purposes and the excess of the purchase price over the net book value of the net tangible assets acquired will be recorded as goodwill and amortized over five years. As a result, upon consummation of the Merger, there will be a substantial increase in the amount of goodwill on the balance sheet of MFS, which will result in substantially increased amortization charges. On a pro forma basis for the Merger, MFS would have had an additional charge of approximately $423.6 million relating to amortization for the year ended December 31, 1995. As a result of these additional charges and operating losses currently being generated by UUNET, if the Merger is consummated, MFS expects to continue to report net losses for the foreseeable future.

SIGNIFICANT CAPITAL REQUIREMENTS

  The development of the Company's businesses, the installation and expansion of its domestic and international networks and the recently proposed linking of these networks through the acquisition or construction of facilities require significant capital expenditures. During the first quarter of 1996, MFS' capital expenditures, which are primarily for the construction of networks and the purchase of related equipment, were $153.0 million, including acquisitions and deferred costs. On May 7, 1996, MFS announced that it intends to undertake certain initiatives designed to take advantage of opportunities created by changes in telecommunications laws and the rapid development of Internet technology-based communications networks. These initiatives involve increasing the number of metropolitan areas served, expanding its networks in existing metropolitan areas, constructing or acquiring its own intercity high capacity network, accelerating central office interconnection, deploying additional switches, providing high-speed local Internet access and, if the Merger is consummated, implementing UUNET's plan to expand its international presence and acquiring complementary businesses, technologies or products. Expenditures for the initiatives are subject to MFS' review of a number of factors including cost of any additional capital required, technological developments and market conditions. In addition, each initiative may be implemented in whole or in part, and independently of any other initiative, ensuring that MFS retains maximum financial and operating flexibility.

  The Company anticipates that implementation of these initiatives, including certain of the Internet-related initiatives, will, together with currently anticipated expenditures, result in total average annual capital expenditures of approximately $1.0 billion to $1.3 billion over the period of implementation, which the Company expects to be up to four years. Since a significant portion of the Company's capital expenditures are success-based (that is, related directly to revenue growth), actual capital expenditures may vary significantly from the above range depending on the level of incremental sales. This range is also subject to a number of factors, including pace and extent of network development, levels of incremental sales, as well as regulatory actions by state, federal and international authorities, which, individually or in the aggregate, could cause material changes in capital expenditure requirements.

  The Company expects to fund its capital requirements through additional debt or equity financing, existing resources and internally generated funds as appropriate. There can be no assurance, however, that MFS will be successful in producing sufficient cash flow or raising sufficient debt or equity capital on terms that it will consider acceptable. Failure to generate or raise sufficient funds may require the Company to delay or abandon some of its future expansion or expenditures, which could have a material adverse effect on the growth of the Company.

COMPETITION

 Traditional Telecommunications Services

  Virtually all markets for telecommunications services are extremely competitive, and MFS expects that competition will intensify in the future. In each of the markets in which it offers telecommunications services, MFS faces significant competition from larger, better financed incumbent carriers. MFS competes, both domestically and internationally, with incumbent providers, which have historically dominated their local telecommunications markets, and long distance carriers, for the provision of long distance services. In certain markets, especially international markets, the incumbent provider offers both local and long distance services. The incumbent LECs presently have numerous advantages as a result of their historic monopoly control of the local exchange market. A continuing trend toward business combinations and alliances in the telecommunications industry may create significant new competitors to MFS. Many of MFS' existing and potential competitors have financial, personnel and other resources significantly greater than those of MFS. MFS also faces competition in most markets in which it operates from one or more competitors, including competitive access providers ("CAPs") operating fiber optic networks, in some cases in conjunction with the local cable television operator. Each of AT&T Corp. ("AT&T"), MCI Communications Corporation ("MCI") and Sprint Corporation ("Sprint") has indicated its intention to offer local telecommunications services in major U.S. markets using its own facilities or by resale of the LECs' or other providers' services. Other potential competitors include cable television companies, wireless telephone companies, electric utilities, microwave carriers and private networks of large end users. In addition, MFS competes with equipment vendors and installers and telecommunications management companies with respect to certain portions of its business.

  Under the Telecom Act and ensuing federal and state regulatory initiatives, barriers to local exchange competition are being removed. The introduction of such competition, however, also establishes the predicate for the Bell Operating Companies (the "BOCs") to provide in-region interexchange long distance services. The BOCs are currently allowed to offer certain "incidental" long distance service in-region and to offer out-of-region long distance services. Once the BOCs are allowed to offer in-region long distance services, both they and the three largest long distance carriers (AT&T, MCI and Sprint) will be in a position to offer single source local and long distance service similar to that being offered by MFS. The Company expects that the increased competition made possible by regulatory reform will result in certain pricing and margin pressures in the domestic telecommunications services business.

  MFS competes in three international markets: international services from the United States; international services from certain countries in continental Europe and Hong Kong; and domestic services within, and international services from, the United Kingdom and Sweden. MFS offers private line, high-speed LAN interconnect data and voice services in each of these markets, subject to varying governmental authorizations. MFS faces competition in international service originating in the United States from, among others, AT&T, MCI, Sprint and WorldCom, Inc., which conducts business under the name "LDDS WorldCom" ("WorldCom"). These companies own significant international transmission capacity and have established operating agreements with governmental and private telecommunications providers in Europe, Asia and elsewhere, which greatly reduce their cost of providing service. In international markets, MFS competes with the incumbent telecommunications carrier, which generally offers both local and long distance services and benefits from its status as an incumbent provider.

 Internet-Related Services

  The market for data communications services, including Internet access and on-line services, is extremely competitive. There are no substantial barriers to entry, and the Company expects that competition will intensify in the future. The Company believes that its ability to compete successfully depends on a number of factors, including: market presence; the ability to execute a rapid expansion strategy; the capacity, reliability and security of its network infrastructure; ease of access to and navigation of the Internet; the pricing policies of its competitors and suppliers; the timing of the introduction of new products and services by the Company and its competitors; the Company's ability to support industry standards; and industry and general economic trends. The Company's success in this market will depend heavily upon its ability to provide high quality Internet connectivity and value-added Internet services at competitive prices. See "Business--Competition."

 Network Systems Integration Services

  MFS Network Technologies' primary network systems integration competitors are the BOCs, long distance carriers, equipment manufacturers and major independent telephone companies. In certain circumstances, MFS Network Technologies may also compete with regional and local systems integration and construction firms for integration and installation projects. In the automatic vehicle identification market, MFS Network Technologies competes with specific manufacturers and several of the aerospace defense contractors that have indicated an intention to shift to commercial markets.

REGULATION

  MFS is subject to varying degrees of federal, state, local and international regulation. In the United States, MFS is most heavily regulated by the states, especially for the provision of local exchange services. MFS must be separately certified in each state to offer local exchange and intrastate long distance services. No state, however, subjects MFS to price cap or rate of return regulation, nor is MFS currently required to obtain FCC authorization for installation or operation of its network facilities used for domestic services. FCC approval is required, however, for the installation and operation of its international facilities and services. Both the states and the FCC have determined that non-dominant carriers, such as MFS, are required to file interstate tariffs on an ongoing basis, setting forth the carrier's rates and operating procedures. Challenges to these tariffs by third parties may cause MFS to incur substantial legal and administrative expenses. The FCC has initiated a rulemaking to eliminate this requirement for all nondominant carriers such as the Company. In addition, MFS is subject to varying degrees of regulation in the foreign jurisdictions in which it conducts operations including authorization for the installation and operation of its network facilities. Although the trend in federal, state and international regulation appears to favor increased competition, no assurance can be given that changes in current or future regulations adopted by the FCC, state or foreign regulators or legislative initiatives in the United States and abroad would not have a material adverse effect on MFS. See "Business--Government Regulation."

  Internet-related services are not currently subject to direct regulation by the FCC or any other U.S. agency, other than regulation applicable to businesses generally. The FCC recently requested comments on a petition filed by the America's Carriers Telecommunication Association which requests that the FCC regulate certain voice transmissions over the Internet as telecommunications services. Changes in the regulatory environment relating to the telecommunications or Internet-related services industry could have an adverse effect on the Company's Internet-related services business. The Telecom Act may permit telecommunications companies, BOCs or others to increase the scope or reduce the cost of their Internet access services. The Company cannot predict the effect that the Telecom Act or any future legislation, regulation or regulatory changes may have on its business.

RISKS OF EXPANSION AND IMPLEMENTATION

  MFS is engaged in the expansion and development of its networks and services. The expansion and development of its networks will depend on, among other things, its ability to assess markets, design fiber optic network backbone routes, install facilities and obtain rights-of-way, building access and any required government authorizations and/or permits, all in a timely manner, at reasonable costs and on satisfactory terms and conditions, as well as its ability to expand, train and manage its growing employee base. Such expansion has placed, and is expected to continue to place, significant demands on MFS' management and operational and financial resources. As a result, there can be no assurance that MFS will be able to expand its existing networks or install new networks. If MFS is not able to expand its networks or install or acquire new networks, there will be a material adverse effect on its growth.

  Foreign operations or investment may be adversely affected by local political and economic developments, exchange controls, currency fluctuations, royalty and tax increases, retroactive tax claims, expropriation, import and export regulations and other foreign laws or policies as well as by laws and policies of the United States affecting foreign trade, taxation and investment. In addition, in the event of a dispute arising from foreign operations, MFS may be subject to the exclusive jurisdiction of foreign courts or may not be successful in subjecting foreign persons to the jurisdiction of courts in the United States. MFS may also be hindered or prevented from enforcing its rights with respect to a governmental instrumentality because of the doctrine of sovereign immunity.

  There can be no assurance that laws or administrative practice relating to taxation, foreign exchange or other matters of countries within which the Company operates or will operate will not change. Any such change could have a material adverse effect on the Company's business, financial condition and results of operations.

RAPID TECHNOLOGICAL CHANGES; DEPENDENCE UPON PRODUCT DEVELOPMENT

  The telecommunications industry is subject to rapid and significant changes in technology. While MFS believes that, for the foreseeable future, these changes will neither materially and adversely affect the continued use of fiber optic cable nor materially hinder its ability to acquire necessary technologies, the effect of technological changes, including changes relating to emerging wireline and wireless transmission and switching technologies, on the businesses of MFS cannot be predicted.

  The market for the Company's Internet-related products and services is characterized by rapidly changing technology, evolving industry standards, emerging competition and frequent new product and service introductions. There can be no assurance that the Company will successfully identify new product and service opportunities and develop and bring new products and services to market in a timely manner. The Company is also at risk from fundamental changes in the way Internet access services are marketed and delivered. The Company's Internet service strategy assumes that the TCP/IP protocol, utilizing fiber optic or copper-based telecommunications infrastructures, will continue to be the primary protocol and transport infrastructure for Internet-related services. Emerging transport alternatives include cable modems and satellite delivery of Internet information; alternative open protocol and proprietary protocol standards have been or are being developed. The Company's pursuit of necessary technological advances may require substantial time and expense, and there can be no assurance that the Company will succeed in adapting its Internet services business to alternate access devices, conduits and protocols.

DEPENDENCE ON KEY PERSONNEL

  MFS' business is managed by a number of key executive officers, the loss of certain of whom, particularly James Q. Crowe, the Company's Chairman of the Board and Chief Executive Officer, could have a material adverse effect on the Company. MFS believes that its future success will depend in large part on its continued ability to attract and retain highly skilled and qualified personnel. MFS does not have employment agreements with any of its key executive officers.

RISK THAT MERGER MAY NOT BE CONSUMMATED

  The consummation of the Merger is subject to a number of conditions, including but not limited to (i) the approval by the UUNET stockholders of the Merger, (ii) the approval by the MFS stockholders of the MFS Share Proposal,
(iii) the absence of any preliminary or permanent injunction or other order by any federal or state court in the United States which prevents the consummation of the Merger, (iv) the performance by each party to the Merger Agreement in all material respects of all of its obligations in the Merger Agreement, (v) the representations and warranties of each party in the Merger Agreement being true and correct in all material respects, and (vi) the receipt of certain specified third party consents. In the event one or more of the conditions is not satisfied, the Merger may be delayed or the Merger Agreement may be terminated. In addition, under certain other circumstances, the Merger Agreement may be terminated by either MFS or UUNET, and may be terminated at any time by mutual consent of the Boards of Directors of MFS and UUNET. There can be no assurance that the conditions to consummation of the Merger will be satisfied, that the Merger will not be delayed or that the Merger Agreement will not be terminated in accordance with its terms. See "Description of the Merger."

INTEGRATION OF MFS AND UUNET

  MFS believes that the Merger will result in certain benefits. Achieving these benefits will depend in part upon the integration of the businesses of UUNET and MFS in an efficient manner, and there can be no assurance that this will occur. The transition to a combined company will require substantial attention from management. Neither company's management has experience in integrating operations on the scale represented by the Merger. The diversion of management attention and any difficulties encountered in the transition process could have an adverse effect on the revenues and operating results of the Company. In addition, there can be no assurance that management of the two companies will be compatible and the process of combining the two organizations could cause the interruption of, or a disruption in, the activities of either or both of the companies' businesses, which could have an adverse effect on their combined operations. There can be no assurance that the Company will realize any of the anticipated benefits of the Merger.

ACQUISITION STRATEGY

  Both MFS and UUNET have acquired complementary businesses as part of their business strategies. UUNET is in the process of integrating certain of the operations, research and development, sales and marketing, finance and administrative functions of Unipalm Group plc ("Unipalm") and UUNET Canada, Inc. ("UUNET Canada"). In addition, UUNET has recently acquired 40% of the equity ownership of EUnet Deutschland GmbH ("EUnet Germany").

  After the Merger, it is likely that MFS will continue to acquire complementary businesses, and any future acquisitions will be accompanied by the risks commonly associated with acquisitions. These risks include potential exposure to unknown liabilities of acquired companies or to acquisition costs and expenses, the difficulty and expense of integrating the operations and personnel of the companies, the potential disruption to the business of the Company and potential diversion of management time and attention, the impairment of relationships with and the possible loss of key employees and customers as a result of changes in management, incurring amortization expenses if an acquisition is accounted for as a purchase and dilution to the stockholders of the Company if the acquisition is made for stock of the Company. There can be no assurance that products, technologies or businesses of acquired companies will be effectively assimilated into the business or product offerings of the Company. In addition, the Company may incur significant expense to complete acquisitions and to support the acquired products and businesses. There can be no assurance that any acquired products, technologies or businesses will contribute to the Company's revenues or earnings to any material extent. Further, the challenge of managing the integration of future acquisitions may distract management and may interfere with the successful integration of MFS and UUNET.

POTENTIAL LIABILITY OF ON-LINE SERVICE PROVIDERS

  The law in the United States relating to the liability of on-line services providers and Internet access providers for information carried on, disseminated through or hosted on their systems is currently unsettled. Several private lawsuits seeking to impose such liability are currently pending. In one case brought against an Internet access provider, Religious Technology Center v. Netcom On-Line Communication Services, Inc., the United States District Court for the Northern District of California ruled in a preliminary phase that under certain circumstances Internet access providers could be held liable for copyright infringement. The case has not reached final judgment. The Telecom Act prohibits and imposes criminal penalties and civil liability for using an interactive computer service for transmitting certain types of information and content, such as indecent or obscene communications. This provision has been stayed pending a determination of its constitutionality. In addition, numerous states have adopted or are currently considering similar types of legislation. The imposition upon Internet access providers or Web hosting sites of potential liability for materials carried on or disseminated through their systems could require the Company to implement measures to reduce its exposure to such liability, which may require the expenditure of substantial resources or the discontinuation of certain product or service offerings. The Company believes that it is currently unsettled whether the Telecom Act prohibits and imposes liability for any services provided by the Company should the content or information transmitted be subject to the statute.

  The law relating to the liability of on-line service providers and Internet access providers in relation to information carried, disseminated or hosted also is being developed in the United Kingdom and other jurisdictions. The scope of authority of various regulatory bodies in relation to on-line services is at present uncertain. The Office of Telecommunications in the United Kingdom has recently published a consultative document setting out a number of issues for discussion, including the roles of traditional telecommunications and broadcasting regulators with respect to on-line services. The Securities Investment Board is investigating the status of on-line services and the transmission of investment information over networks controlled by access providers. Such transmissions may make an access provider liable for any violation of securities and other financial services legislation and regulations. Decisions regarding regulation, enforcement, content liability and the availability of Internet access in other countries may significantly affect the ability to offer certain services worldwide and the development and profitability of companies offering Internet and on-line services in the future. For example, CompuServe Corporation recently removed certain content from its services worldwide in reaction to law enforcement activities in Germany, and it has been reported that an Internet access provider in Germany has been advised by prosecutors that it may have liability for disseminating neo-Nazi writings by providing access to the Internet where these materials are available.

  The increased attention focused upon liability issues as a result of these lawsuits, legislation and legislative proposals could affect the growth of Internet use. While UUNET has insurance and MFS intends to continue such insurance coverage if the Merger is consummated, it may not be adequate to compensate the Company in the event UUNET becomes liable for information carried on or disseminated through its systems. Any costs not covered by insurance incurred as a result of such liability or asserted liability could have a material adverse effect on the Company's business, financial condition and results of operations.

DEPENDENCE UPON NETWORK INFRASTRUCTURE; RISK OF SYSTEM FAILURE; SECURITY RISKS

  MFS' success in marketing its services to business and government users requires that the Company provide superior reliability, capacity and security via its network infrastructure. The Company's networks are subject to physical damage, power loss, capacity limitations, software defects, breaches of security (by computer virus, break-ins or otherwise) and other factors, certain of which have caused, and will continue to cause, interruptions in service or reduced capacity for MFS customers. Similarly, UUNET's business relies on the availability of its network infrastructure for the provision of Internet access services. Interruptions in service, capacity limitations or security breaches could have a material adverse effect on the Company's business, financial condition and results of operations.

VARIABILITY OF QUARTERLY OPERATING RESULTS

  As a result of the significant expenses associated with the expansion and development of its networks and services, MFS anticipates that its operating results could vary significantly from period to period and such variability could adversely affect MFS' results of operations. Additional factors contributing to variability of operating results include the pricing and mix of services and products sold by the Company, customer terminations of service, the timing of the expansion of the Company's network infrastructure domestically and internationally, the timing and costs of marketing and advertising efforts, and the timing and costs of any acquisitions of businesses, products or technologies. In addition, MFS' network systems integration revenues are, and generally will continue to be, dependent upon a small number of large projects. Accordingly, these revenues are likely to vary significantly from period to period, and such variability could adversely affect MFS' results of operations.

STRATEGIC RELATIONSHIP BETWEEN UUNET AND MICROSOFT

  In December 1994, UUNET and Microsoft Corporation ("Microsoft") entered into a strategic relationship for the development, operation and maintenance of a large-scale high speed dial-up and ISDN TCP/IP access network which is the primary Internet dial-up network and infrastructure for Microsoft, including The Microsoft Network. The parties entered into a TCP/IP Local Access Network Agreement (the "Microsoft Agreement") and a loan agreement under which Microsoft agreed to lend UUNET up to $26.0 million to cover the anticipated capital cost of the network equipment. Revenues from Microsoft totaled approximately 20% and 37% of UUNET's consolidated revenues during the year ended December 31, 1995 and the quarter ended March 31, 1996, respectively. The Company expects that UUNET will continue to derive a significant portion of its revenues from Microsoft for at least the next several years, and the Microsoft Agreement limits UUNET's ability to enter into similar agreements for the development of other large-scale dial-up networks prior to March 1997. Although UUNET has met Microsoft's needs through March 31, 1996, there can be no assurance that the Company will be able to meet all future deployment commitments to Microsoft after the Merger. After September 1996, Microsoft may terminate the Microsoft Agreement if UUNET breaches certain material terms of the Microsoft Agreement and is unable to cure, thereby causing a sustained operational failure of the dial-up network. Termination of the Microsoft Agreement by Microsoft for any reason could result in the loss of all future revenues from Microsoft and the acceleration of UUNET's obligation to pay to Microsoft amounts due under the loan agreement. Any such termination, loss or acceleration or imposition of penalties would have a materially adverse effect on UUNET's business.

In addition, any regulatory or private party legal challenges to The Microsoft Network, including those in the United States and Europe which have been threatened to date, could result in termination or restructuring of the strategic relationship with Microsoft, which would have a material adverse effect on the Company. The terms of construction, maintenance and operation (including the allocation of costs and payment of fees) of international gateway hubs beyond the initial 14 such hubs are subject to future agreement between Microsoft and UUNET. UUNET expects that the terms of any funding or revenues from Microsoft relating to additional international hubs, if any, will be different from those of the Microsoft Agreement. In addition, UUNET and Microsoft have an understanding that providers of Internet access services (such as Post, Telephone and Telegraph Administrations ("PTTs")) will begin to bear certain of the costs of the 14 international gateway hubs. As this begins, Microsoft's share of such costs will decrease, and UUNET will become more dependent upon such providers and their customers for revenues to support such costs. Microsoft continues to evolve its international strategy for The Microsoft Network, and its final strategy may differ materially from that originally anticipated. Although UUNET is Microsoft's primary Internet access provider, there can be no assurance that Microsoft will obtain additional Internet network infrastructure or capacity it may require from UUNET, other than that specified in the Microsoft Agreement. Microsoft has announced a relationship with MCI under which MCI will resell The Microsoft Network, Microsoft's Internet Explorer Web browser software and other Microsoft Internet-related software. Although the terms of the relationship have not been fully disclosed, this relationship with MCI may allow access to The Microsoft Network through MCI's dial-up network. Further, Microsoft is developing relationships with other Internet service providers to resell The Microsoft Network and the Internet Explorer. As originally planned, Microsoft is developing relationships with foreign and domestic telecommunications companies and Internet access providers to resell access to The Microsoft Network. If Microsoft fully develops these resale relationships, the Company's revenues may not receive revenues from Microsoft beyond Microsoft's guaranteed minimum payments. Any failure of such revenues to increase could have a material adverse effect on UUNET's business, financial condition or results of operations. See "Business--Internet-Related Services--Microsoft Relationship."

UUNET'S DEPENDENCE UPON SUPPLIERS; SOLE AND LIMITED SOURCES OF SUPPLY

  UUNET relies on other companies to supply certain key components of its network infrastructure, including telecommunications services and networking equipment, which, in the quantities and quality demanded by UUNET, are available only from sole or limited sources. UUNET is also dependent upon LECs to provide telecommunications services to UUNET and its customers. UUNET has from time to time experienced delays in receiving telecommunications services, and there can be no assurance that UUNET will be able to obtain such services on the scale and within the time frames required by UUNET at an affordable cost, or at all. Any failure to obtain such services or additional capacity on a timely basis at an affordable cost, or at all, would have a material adverse effect on UUNET's business, financial condition and results of operations. UUNET also is dependent on its suppliers' ability to provide necessary products and components that comply with various Internet and telecommunications standards, interoperate with products and components from other vendors and function as intended when installed as part of the network infrastructure. Any failure of UUNET's sole or limited source suppliers to provide products or components that comply with Internet standards, interoperate with other products or components used by UUNET in its network infrastructure or by its customers or fulfill their intended function as a part of the network infrastructure could have a material adverse effect on UUNET's business, financial condition and results of operations. See "Business--Internet-Related Services."

TAX NET OPERATING LOSS CARRYFORWARDS

  As of December 31, 1995, MFS and UUNET had federal income tax net operating loss carryforwards ("NOLs") of approximately $420 million and $12 million, respectively, which expire primarily in years beginning in 2008.

  MFS believes that the Merger will cause an "ownership change" within the meaning of Section 382 of the Internal Revenue Code of 1986, as amended (the "Code") with respect to both MFS and UUNET. Consequently, MFS' and UUNET's NOL and credit carryovers from periods prior to the Merger will be subject to annual limitations. Under Section 382, a corporation is only allowed to use a portion of its NOL and credit carryovers from periods prior to an ownership change to offset its income from periods subsequent to the ownership change each year. This yearly limitation (the "Section 382 limitation") is generally equal to the value of all of the outstanding stock of the corporation immediately prior to the ownership change multiplied by the "applicable long term rate" (the applicable rate for an ownership change occurring in May 1996 is 5.68%).

  MFS will be required to pay federal income tax in any year in which its taxable income exceeds the amount of each of the Section 382 limitation plus any NOL and credit carryovers from years subsequent to the ownership change. To the extent the Company does not use the full amount of its Section 382 limitation in any year, such unused portion can be used to increase the
Section 382 limitation for subsequent years. Based on the value of MFS and UUNET prior to the Merger, the amount of NOLs of each company prior to the Merger and the fact that MFS expects to have significant NOLs in 1996 and 1997, MFS believes that the Section 382 limitation will not have a material effect on its federal income tax liability.

ANTI-TAKEOVER PROVISIONS IN MFS' CHARTER AND BY-LAWS

  MFS' Restated Certificate of Incorporation and By-laws contain provisions that could delay, defer or prevent a change in control without the approval of its incumbent Board of Directors. These provisions, among other things, (i) divide the MFS Board of Directors into three classes, with members of each class to be elected in staggered three-year terms, (ii) prohibit stockholder action by written consent in lieu of a meeting, (iii) limit the right to call special meetings of stockholders and (iv) authorize the MFS Board of Directors to issue preferred stock in one or more classes or series without any action on the part of stockholders. Such provision could limit the price that investors might be willing to pay in the future for shares of MFS Common Stock and significantly impede the ability of the holders of MFS Common Stock to replace management. In addition, MFS has adopted a Rights Agreement, dated as of September 30, 1995, between MFS and Continental Stock Transfer & Trust Company (the "MFS Rights Plan"), which has certain anti-takeover effects. The MFS Rights Plan will cause substantial dilution to a person or group that attempts to acquire MFS on terms not approved by MFS' Board of Directors. Provisions and agreements that inhibit or discourage takeover attempts could reduce the market value of the MFS Common Stock. See "Description of MFS Capital Stock."

  MFS has outstanding 15,000,000 shares of Series B Convertible Preferred Stock (the "Series B Preferred Stock"). Each share of Series B Preferred Stock is entitled to 10 votes with respect to any and all matters presented to the MFS stockholders for their action and consideration. The Series B Preferred Stock is presently convertible into approximately 695,692 shares of MFS Common Stock. As a result of the special voting rights associated with the Series B Preferred Stock, the holders of such shares (which would represent approximately 0.5% of the shares of MFS Common Stock assuming conversion of such shares) will have the right to exercise approximately 47% of the voting power of the Company immediately after the Offerings (and approximately 40% of the voting power of the Company immediately after the consummation of the Offerings and the Merger). The shares of Series B Preferred Stock, however, are held subject to an irrevocable proxy that has been granted to the Secretary and Assistant Secretary of MFS to vote all shares of Series B Preferred Stock on all matters, other than the election of directors and matters as to which the holders of Series B Preferred Stock vote as a separate class, in proportion to the vote of holders of MFS Common Stock. The non-transferability of the shares of Series B Preferred Stock, as well as the special voting rights of such shares, may deter or discourage takeover attempts. See "Description of MFS Capital Stock."

SHARES ELIGIBLE FOR FUTURE SALE

  Sales of substantial numbers of shares of MFS Common Stock in the public market following the Offerings could adversely affect the market price of the Shares. In connection with the Merger, the Company has filed a registration statement on Form S-4 with the Commission relating to up to approximately 57.3 million shares of Common Stock to be issued to stockholders of UUNET (the "Merger Shares"), which shares will represent approximately 27% of the issued and outstanding shares of MFS Common Stock after giving effect to the Offerings. In connection with the Merger, following consummation of the Merger, the Company will file with the Commission a registration statement on Form S-8 covering approximately 5.7 million shares of MFS Common Stock which will be issuable to holders of options to acquire UUNET Common Stock upon the exercise of such options. Except for the Merger Shares acquired by affiliates of UUNET, all of the Merger Shares will be freely tradable following consummation of the Merger. Shares held by affiliates of UUNET will be eligible for resale in accordance with the provisions of Rule 145 under the Securities Act. Sales by affiliates under Rule 145 are subject to the volume limitations under Rule 144 as well as certain other limitations under the Securities Act (which generally limit sales by the affiliate during any 90-day period to the greater of 1% of the outstanding shares or the average weekly trading volume during the four calendar weeks preceding the sale). In the event UUNET stockholders elect to sell a substantial number of the Merger Shares following consummation of the Offerings, the market price of the Shares could be adversely affected.

SUBSTANTIAL DILUTION

  As a result of the Offerings, persons purchasing Shares in the Offerings will experience an immediate dilution in net tangible book value per share of MFS Common Stock. See "Dilution." In addition, the Merger will cause a reduction in the net tangible book value of the shares of MFS Common Stock purchased in the Offerings.

                                USE OF PROCEEDS

  The net proceeds from the Offerings are estimated to be $975.8 million ($1,122.4 million if the Underwriters' over-allotment options are exercised in full) at an assumed Price to Public of $36.00. The Company intends to use substantially all of the net proceeds from the Offerings to partially fund certain new initiatives announced by the Company on May 7, 1996, including the expansion of the Company's International Network Platform and its Internet-related businesses. The Company does not expect that its capital requirements will change materially if the Merger is not consummated.

  The initiatives announced by the Company on May 7, 1996 consist of (i) accelerating interconnection of MFS' networks at all LEC Central Offices in MFS' metropolitan network locations, (ii) deploying 50, up from 25, local switches, (iii) increasing the number of United States metropolitan areas served from 65 to 85, (iv) increasing the number of international financial centers served from 25 to 45, (v) expanding 35 of the Company's existing metropolitan networks, (vi) constructing or acquiring high capacity intercity optical fiber links, both domestically and internationally, (vii) offering Internet protocol dedicated trunk circuits to private Intranet networks, and
(viii) providing local Internet access.

  The Company anticipates that implementation of these initiatives including certain of the Internet-related initiatives will, together with currently anticipated expenditures, result in total average annual capital expenditures of approximately $1.0 billion to $1.3 billion over the period of implementation, which the Company expects to be up to four years. Since a significant portion of the Company's capital expenditures are success-based (that is, related directly to revenue growth), actual capital expenditures may vary significantly from the above range depending on the level of incremental sales. This range is also subject to a number of factors, including technological developments, levels of incremental sales and the pace of implementation, as well as regulatory actions by state, federal and international authorities, which individually or in the aggregate, could cause material changes in capital expenditure requirements. The Company cannot approximate the amount of the proceeds which will be used for any particular initiative.

  If the Merger is terminated by UUNET because of the failure of MFS to meet certain closing conditions, or if the MFS stockholders do not approve the MFS Share Proposal, MFS will use a portion of the proceeds to pay UUNET a penalty of $60.0 million and, at UUNET's option, to purchase 1,551,724 shares of UUNET Common Stock at an aggregate cost of $90.0 million. See "Description of the Merger--Termination; Fees and Expenses."

  The Company intends to continue to pursue its expansion plans aggressively. Consistent with its past experience, the Company expects that a significant portion of its expansion may occur through acquisitions. The consideration for any acquisition could consist of securities (including shares of MFS Common Stock), cash or any combination thereof. The Company may acquire public or private companies and, under appropriate circumstances, may consider the acquisition of public companies on an unsolicited basis. Except for the Merger, the Company has no agreement, agreement in principle, understanding or arrangement with any person to acquire or effect any material acquisition.

  Pending application as described above, the net proceeds to the Company will be invested in short-term, investment grade securities.

                                   DILUTION

  At March 31, 1996, the historical net tangible book value of the Company was $350 million or $2.79 per share of Common Stock. "Historical net tangible book value per share" represents the Company's net worth less intangible assets of $405 million divided by 125.6 million shares of MFS Common Stock outstanding on March 31, 1996. After giving effect to the sale by the Company of 28 million Shares pursuant to the Offerings at an assumed Price to Public of $36.00 per share and after deducting the underwriting discount and expenses of the Offerings, the pro forma net tangible book value of the Company at March 31, 1996, would have been $1,326 million, or $8.63 per share of MFS Common Stock. Such amount represents an immediate increase in pro forma net tangible book value of $5.84 per share of MFS Common Stock to the existing stockholders and an immediate dilution to new investors of $27.37 per share of MFS Common Stock. Purchasers of MFS Common Stock in the Offerings will experience additional dilution in net tangible book value per share as a result of the Merger. On a pro forma basis for the Offerings and the Merger at March 31, 1996, and assuming the issuance of approximately 57.3 million shares of MFS Common Stock in the Merger, the pro forma net tangible book value of MFS Common Stock after the Offerings and the Merger would have been $6.61 per share. The following table illustrates the dilution in pro forma net tangible book value per share to new investors:

      Public offering price per Share...........................          $36.00
      Historical net tangible book value per share at March 31,
       1996.....................................................  $ 2.79
      Increase in net tangible book value per share attributable
       to net proceeds of the Offerings.........................    5.84
      Decrease in net tangible book value per share attributable   (2.02)
       to the Merger............................................  ------
      Pro forma net tangible book value per share after the                 6.61
       Offerings and the Merger.................................          ------
      Dilution to new investors.................................          $29.39
                                                                          ======

  The foregoing table assumes no exercise of the Underwriters' over-allotment options to purchase an additional 4,200,000 shares at the Price to Public less the underwriting discount, and further assumes no exercise of outstanding options and warrants to acquire additional shares of MFS Common Stock or conversion of convertible securities. To the extent such options and warrants are exercised or convertible securities are converted, purchasers of MFS Common Stock in the Offerings may experience additional dilution in net tangible book value per share.

                                CAPITALIZATION

  The following table sets forth at March 31, 1996, the actual capitalization of the Company and, such capitalization as adjusted to reflect the issuance of the Shares pursuant to the Offerings at an assumed Price to Public of $36.00 per share, on a pro forma basis for the Merger and on such pro forma basis as adjusted to reflect the issuance of the Shares pursuant to the Offerings and the Merger. This table should be read in conjunction with the Selected Consolidated Financial Data, the Consolidated Financial Statements and notes thereto and Unaudited Pro Forma Consolidated Condensed Financial Statements and notes thereto included elsewhere in this Prospectus.

                                              MARCH 31, 1996
                                ----------------------------------------------
                                                                    PRO FORMA
                                                AS         PRO          AS
                                  ACTUAL     ADJUSTED    FORMA(1)    ADJUSTED
                                ----------  ----------  ----------  ----------
                                          (DOLLARS IN THOUSANDS)

Long-term debt, net of current
 portion....................... $1,255,256  $1,255,256  $1,273,301  $1,273,301
Capital leases.................     31,098      31,098      31,098      31,098
Stockholders' equity
  Preferred Stock, $.01 par
   value. Authorized 25,000,000
   shares:
    Series A, 8% cumulative
     convertible; issued 95,000
     shares....................          1           1           1           1
    Series B, 7 3/4% cumulative
     convertible; issued
     15,000,000 shares.........        150         150         150         150
  Common Stock, $.01 par value.
   Authorized 400,000,000
   shares; issued 125,619,662
   shares actual, 153,619,662
   shares as adjusted,
   182,867,662 shares pro forma
   and 210,867,662 shares pro
   forma as adjusted(2)........      1,255       1,536       1,828       2,109
Additional paid-in capital.....  1,482,442   2,457,921   3,583,362   4,558,841
Deferred charge................       (434)       (434)       (434)       (434)
Foreign currency adjustment....       (875)       (875)       (875)       (875)
Unrealized investment loss.....       (647)       (647)       (647)       (647)
Accumulated deficit............   (727,310)   (727,310)   (727,310)   (727,310)
                                ----------  ----------  ----------  ----------
    Total stockholders' equity.    754,582   1,730,342   2,856,075   3,831,835
                                ----------  ----------  ----------  ----------
    Total capitalization....... $2,040,936  $3,016,696  $4,160,474  $5,136,234
                                ==========  ==========  ==========  ==========

- --------
(1) Gives effect to the Merger as though it had occurred as of March 31, 1996. See Note 3 to the "Unaudited Pro Forma Consolidated Condensed Financial Statements" for adjustments applicable in the event that the Merger is not consummated.
(2) Based on shares outstanding as of March 31, 1996, and excludes (i) except for Pro Forma and Pro Forma As Adjusted, approximately 57.3 million shares of MFS Common Stock issuable in connection with the Merger, (ii) options to acquire 5.7 million shares of MFS Common Stock issuable in connection with the Merger, (iii) approximately 28.6 million shares of MFS Common Stock issuable pursuant to the Company's stock plans and (iv) 21.2 million shares of MFS Common Stock issuable upon the exercise of warrants and the conversion of all outstanding shares of preferred stock.

                          PRICE RANGE OF COMMON STOCK

  The MFS Common Stock trades on the Nasdaq National Market under the symbol "MFST." The following table sets forth the high and low sale prices of the MFS Common Stock as reported by the Nasdaq National Market for each of the quarters in the two year period ended December 31, 1995 and for the first two quarters of 1996, which prices give effect to a 2-for-1 stock split effected in the form of a stock dividend paid on April 26, 1996.

      1994                                                       HIGH     LOW
      ----                                                      ------- -------
      First Quarter............................................ $20.625 $14.000
      Second Quarter...........................................  17.000  10.250
      Third Quarter............................................  18.375  12.250
      Fourth Quarter...........................................  20.750  16.250
      1995
      ----
      First Quarter............................................  19.500  15.375
      Second Quarter...........................................  18.625  14.375
      Third Quarter............................................  24.500  15.875
      Fourth Quarter...........................................  26.875  19.125
      1996
      ----
      First Quarter............................................  34.000  23.875
      Second Quarter (to June 4, 1996).........................  39.250  30.625

  On June 4, 1996, the last reported sale price of the MFS Common Stock on the Nasdaq National Market was $34.75. As of June 4, 1996, there were approximately 2,100 stockholders of record of the MFS Common Stock.

                                DIVIDEND POLICY

  The Company has not paid any cash dividends on its capital stock. The Company intends to retain future earnings, if any, to finance the development and expansion of its businesses and, therefore, does not anticipate paying any cash dividends in the foreseeable future on its capital stock. The decision whether to pay cash dividends will be made by the Board of Directors in light of conditions then existing, including the Company's results of operations, financial condition and requirements, business conditions and other factors. Because the Company's principal assets are its investments in the equity securities of its subsidiaries, its cash flow and consequent ability to pay cash dividends will be dependent on the earnings of its subsidiaries, the distribution of those earnings to the Company and other business considerations of the subsidiaries. In addition, certain agreements to which the Company is a party limit the payment of dividends or other distributions on any capital stock of the Company.

  During 1995, the Company issued depositary shares, each representing a one one-hundredth interest in a share of Series A 8% Cumulative Convertible Preferred Stock, par value $.01 per share (the "Series A Preferred Stock"). Holders of shares of Series A Preferred Stock are entitled to receive dividends, when, as and if they are declared by the Board of Directors, accruing at the rate of $2.68 per share per annum, payable quarterly in arrears on each February 28, May 31, August 31 and November 30. Dividends are payable in cash or in shares of MFS Common Stock, at the election of the Company. Certain of the Company's debt agreements restrict the Company's ability to pay cash dividends, and as a result, the Company does not anticipate that it will pay cash dividends on the Series A Preferred Stock for the foreseeable future. The Company paid the dividend on August 31 and November 30, 1995 and February 28, 1996 in shares of MFS Common Stock and has announced that it will pay the May 31, 1996 dividend in shares of MFS Common Stock.

  Also during 1995, the Company issued the Series B Preferred Stock. Dividends on the Series B Preferred Stock accrue at the rate of 7 3/4% per annum and are payable in cash. Dividends will be paid only when, as and if declared by the Board of Directors of the Company. Certain of the Company's debt agreements restrict the Company's ability to pay cash dividends, and as a result, the Company anticipates that dividends on the Series B Preferred Stock will not be declared but will continue to accrue. Upon conversion, accrued but unpaid dividends are payable in cash or shares of MFS Common Stock at the Company's election.

                     SELECTED CONSOLIDATED FINANCIAL DATA

  The selected consolidated financial data for each of the years in the period 1991 to 1995 have been derived from audited historical consolidated financial statements. The selected consolidated financial data as of and for the three months ended March 31, 1996 and 1995, have been derived from unaudited consolidated financial statements of the Company. In the opinion of management, the unaudited financial statements have been prepared on the same basis as the MFS Consolidated Financial Statements and include all adjustments, which consist only of normal recurring adjustments, necessary for a fair presentation of the financial position and the results of operations for these periods. Operating results for the three months ended March 31, 1996 are not necessarily indicative of the results that may be expected for the full year. The development and acquisition by the Company of its networks and services during the periods reflected materially affect the comparability of that data from one period to another. See "Management's Discussion and Analysis of Financial Condition and Results of Operations." The following selected consolidated data should be read in conjunction with the MFS Consolidated Financial Statements and the notes thereto incorporated by reference and included herein.

                              THREE MONTHS ENDED                      YEAR ENDED DECEMBER 31,
                          --------------------------- --------------------------------------------------------
                          MARCH 31,1996 MARCH 31,1995    1995       1994(1)      1993        1992      1991
                          ------------- ------------- ----------- ----------- ----------- ---------- ---------
                                             (DOLLARS IN THOUSANDS, EXCEPT PER SHARE DATA)
STATEMENT OF OPERATIONS DATA:
Revenue:
 Telecommunications
  services..............   $   165,590   $   103,788  $   498,225 $   228,707 $    70,048 $   47,585 $  23,158
 Network systems
  integration...........        20,726        14,552       84,969      58,040      71,063     61,122    14,065
                           -----------   -----------  ----------- ----------- ----------- ---------- ---------
 Total..................       186,316       118,340      583,194     286,747     141,111    108,707    37,223
Costs and expenses:
 Operating expenses.....       174,173       119,882      562,300     273,431     102,905     76,667    33,963
 Depreciation and
  amortization..........        44,609        29,073      142,496      73,869      34,670     20,544    11,761
 General and
  administrative........        34,982        25,941      117,703      75,576      34,989     23,267    18,429
                           -----------   -----------  ----------- ----------- ----------- ---------- ---------
 Total..................       253,674       174,896      822,499     422,876     172,564    120,478    64,153
                           -----------   -----------  ----------- ----------- ----------- ---------- ---------
Loss from operations....      (67,358)      (56,556)    (239,305)   (136,129)    (31,453)   (11,771)  (26,930)
Other income (expense)
 net....................      (18,766)       (7,252)     (27,993)    (17,175)       8,464      (792)   (1,314)
                           -----------   -----------  ----------- ----------- ----------- ---------- ---------
Loss before income
 taxes..................      (86,124)      (63,808)    (267,298)   (153,304)    (22,989)   (12,563)  (28,244)
Income tax benefit
 (expense)..............         (100)         (100)        (600)       2,103       7,220      (566)       --
                           -----------   -----------  ----------- ----------- ----------- ---------- ---------
Net loss................      (86,224)      (63,908)    (267,898)   (151,201)    (15,769)   (13,129)  (28,244)
Dividends on preferred
 stock(2)...............       (7,072)           --      (15,064)         --          --         --        --
                           -----------   -----------  ----------- ----------- ----------- ---------- ---------
Net loss applicable to
 common stockholders....   $  (93,296)   $  (63,908)  $ (282,962) $ (151,201) $  (15,769) $ (13,129) $(28,244)
                           ===========   ===========  =========== =========== =========== ========== =========
Loss per share
 applicable to common
 stockholders(3)........   $    (0.75)   $    (0.50)  $    (2.21) $    (1.21) $    (0.15) $   (0.15)
                           ===========   ===========  =========== =========== =========== ==========
Number of shares(3).....   125,017,000   128,729,000  127,786,000 124,874,000 105,764,000 88,170,000
                           ===========   ===========  =========== =========== =========== ==========
OTHER DATA:
EBITDA(4)...............   $  (19,408)   $  (27,483)  $  (96,809) $  (62,260) $     3,217 $    8,773 $(15,169)
Capital expenditures,
 including acquisitions
 of businesses, net of
 cash acquired..........       153,294       114,426      523,727     576,711     128,651    110,171    92,411
STATISTICAL DATA(5):
Circuits in service(6)..     3,304,345     1,964,872    2,960,766   1,713,430     947,391    589,130   465,420
Buildings connected(7)..         7,420         3,284        5,720       2,754       1,583      1,101       695
Route miles(8)..........         3,320         2,616        3,183       2,405       1,298        858       373
Fiber miles(9)..........       213,149       122,074      199,726     107,919      62,154     38,595    22,982
Switches................            16            12           16          12           1        --        --

                                          (Footnotes appear on following page.)

                                             MARCH 31, 1996
                         -------------------------------------------------------
                                                                    PRO FORMA AS
                           ACTUAL   AS ADJUSTED (10) PRO FORMA (11) ADJUSTED(12)
                         ---------- ---------------- -------------- ------------
BALANCE SHEET DATA:
Networks and equipment.. $1,466,254    $1,466,254      $1,559,515    $1,559,515
Total assets............  2,347,211     3,322,971       4,537,298     5,513,058
Long-term debt, less
 current portion........  1,255,256     1,255,256       1,273,301     1,273,301
Stockholders' equity....    754,582     1,730,342       2,856,075     3,831,835

- --------
 (1) Reflects the acquisition of Centex as of May 18, 1994, Cylix as of November 1, 1994 and RealCom as of November 14, 1994.
 (2) Represents dividends paid on shares of Series A Preferred Stock in shares of MFS Common Stock and dividends accrued on shares of Series B Preferred Stock. No cash dividends have been paid by the Company. See "Dividends."
 (3) See Note 2 to the Consolidated Financial Statements, which describes the calculation of loss per share.
 (4) EBITDA consists of earnings (loss) before interest, income taxes, depreciation, amortization and non-cash stock-based compensation. EBITDA is commonly used in the communications industry to analyze companies on the basis of operating performance. EBITDA is not intended to represent cash flow for the periods. See Consolidated Statements of Cash Flows.
 (5) Information presented as of the end of the period indicated and derived from non-financial records prepared by the Company which are not audited.
 (6) All circuits have been expressed as voice grade equivalent circuits.
 (7) Number of buildings connected by Company-owned physical facilities or by interconnection with another carrier utilizing a leased facility.
 (8) Route miles refers to the number of miles of the telecommunications path in which the fiber optic cables are installed.
 (9) Fiber miles refers to the number of route miles installed (excluding pending installations) along a telecommunications path multiplied by the number of fibers along that path.
(10) Adjusted to give effect to the receipt of the estimated net proceeds of the Offerings (at an assumed Price to Public of $36.00 per share), without giving effect to the Merger. See "Use of Proceeds."
(11) Pro Forma to give effect to the Merger as though it had occurred as of March 31, 1996, without giving effect to the Offerings. See Note 3 to the Unaudited Pro Forma Consolidated Condensed Financial Statements for adjustments applicable in the event that the Merger is not consummated. The following table presents certain statement of operations and other data pro forma for the Merger:

                 PRO FORMA
             THREE
         MONTHS ENDED
           MARCH 31,    YEAR ENDED
         ------------- DECEMBER 31,
          1996   1995      1995
         ------ ------ ------------
                             (DOLLARS IN THOUSANDS, EXCEPT PER SHARE DATA)
      Total reve-
       nue.........  $ 228,007 $ 131,899 $ 671,810
      Loss from op-
       erations....  (172,894) (162,854) (683,476)
      Net loss
       applicable
       to common
       stockholders. (198,970) (170,095) (725,321)
      Loss per
       share.......     (1.09)    (0.91)    (3.92)
      EBITDA.......   (18,430)  (26,849) (109,030)

(12) Adjusted to give effect to the receipt of the estimated net proceeds of the Offerings (at an assumed Price to Public of $36.00 per share), giving effect to the Merger. See "Use of Proceeds."

        UNAUDITED PRO FORMA CONSOLIDATED CONDENSED FINANCIAL STATEMENTS

  The following unaudited pro forma consolidated condensed financial statements give effect to the Merger. The pro forma consolidated condensed balance sheet assumes that the Merger occurred on March 31, 1996. The pro forma consolidated condensed statements of operations assume that the Merger occurred as of January 1, 1995. The pro forma consolidated condensed financial statements are not necessarily indicative of the results that actually would have been attained if the Merger had been in effect on the dates indicated or which may be attained in the future. Such statements should be read in conjunction with the MFS and UUNET historical consolidated financial statements and notes thereto incorporated by reference or included elsewhere herein. There is no assurance that the Merger will be consummated. See "Risk Factors--Risk That Merger May Not Be Consummated."

           PRO FORMA CONSOLIDATED CONDENSED STATEMENTS OF OPERATIONS
                   FOR THE THREE MONTHS ENDED MARCH 31, 1996
                 (DOLLARS IN THOUSANDS, EXCEPT PER SHARE DATA)
                                  (UNAUDITED)

                               MFS           UUNET
                          COMMUNICATIONS TECHNOLOGIES,  PRO FORMA
                           COMPANY, INC      INC.      ADJUSTMENTS        PRO FORMA
                          -------------- ------------- -----------       -----------
Revenue.................   $   186,316     $ 43,013    $   (1,322)/(4)/  $   228,007
Costs and expenses:
  Operating expenses....       174,173       35,568        (1,322)/(4)/      208,419
  Depreciation and amor-
   tization.............        44,609        3,948       105,907/(1)/       154,464
  General and adminis-
   trative                      34,892        3,126            --             38,018
   expenses.............   -----------     --------    ----------        -----------
                               253,674       42,642       104,585            400,901
                           -----------     --------    ----------        -----------
Income (loss) from oper-
 ations.................       (67,358)         371      (105,907)          (172,894)
Other income (expense):
  Interest income.......         5,644          577            --              6,221
  Interest expense......       (23,626)        (329)           --            (23,955)
  Other.................          (784)        (386)           --             (1,170)
                           -----------     --------    ----------        -----------
    Total other income         (18,766)        (138)           --            (18,904)
     (expense)..........   -----------     --------    ----------        -----------
Income (loss) before in-
 come taxes.............       (86,124)         233      (105,907)          (191,798)
Income tax expense......          (100)          --            --               (100)
                           -----------     --------    ----------        -----------
Net income (loss).......       (86,224)         233      (105,907)          (191,898)
Dividends on preferred          (7,072)          --            --             (7,072)
 stock..................   -----------     --------    ----------        -----------
Net income (loss) appli-
 cable to common stock-    $   (93,296)    $    233    $ (105,907)       $  (198,970)
 holders................   ===========     ========    ==========        ===========
Weighted average number    125,017,000                 57,248,000/(9)/   182,265,000
 of shares outstanding..   ===========                 ==========        ===========
Pro forma net loss per
 share applicable to       $     (0.75)                                  $     (1.09)
 common stockholders....   ===========                                   ===========

     See accompanying notes to pro forma consolidated condensed financial statements.

           PRO FORMA CONSOLIDATED CONDENSED STATEMENTS OF OPERATIONS
                      FOR THE YEAR ENDED DECEMBER 31, 1995
                 (DOLLARS IN THOUSANDS, EXCEPT PER SHARE DATA)
                                  (UNAUDITED)

                              MFS           UUNET
                         COMMUNICATIONS TECHNOLOGIES,  PRO FORMA
                         COMPANY, INC.      INC.      ADJUSTMENTS        PRO FORMA
                         -------------- ------------- -----------       -----------
Revenue.................  $   583,194     $ 94,461    $   (5,845)/(4)/  $   671,810
Costs and expenses:
  Operating expenses....      562,300       82,906        (5,845)/(4)/      639,361
  Depreciation and amor-
   tization.............      142,496        8,322       423,628 /(1)/      574,446
  General and adminis-
   trative
   expenses.............      117,703       12,709            --            130,412
  Other.................           --       11,067            --             11,067
                          -----------     --------    ----------        -----------
                              822,499      115,004       417,783          1,355,286
                          -----------     --------    ----------        -----------
Loss from operations....     (239,305)     (20,543)     (423,628)          (683,476)
Other income (expense):
  Interest income.......       13,188        2,747            --             15,935
  Interest expense......      (38,606)        (808)           --            (39,414)
  Other.................       (2,575)        (127)           --             (2,702)
                          -----------     --------    ----------        -----------
    Total other income        (27,993)       1,812            --            (26,181)
     (expense)..........  -----------     --------    ----------        -----------
Loss before income tax-
 es.....................     (267,298)     (18,731)     (423,628)          (709,657)
Income tax (expense)             (600)         474          (474)/(5)/         (600)
 benefit................  -----------     --------    ----------        -----------
Net loss................     (267,898)     (18,257)     (424,102)          (710,257)
Dividends on preferred        (15,064)          --            --            (15,064)
 stock..................  -----------     --------    ----------        -----------
Net loss applicable to
 common                   $  (282,962)    $(18,257)   $ (424,102)       $  (725,321)
 stockholders...........  ===========     ========    ==========        ===========
Weighted average number
 of shares outstanding    127,786,000                 57,248,000/(6)/   185,034,000
 (after stock split)....  ===========                 ==========        ===========
Net loss per share ap-
 plicable to              $     (2.21)                                  $     (3.92)
 common stockholders....  ===========                                   ===========


      See accompanying notes to pro forma consolidated condensed financial statements.

                PRO FORMA CONSOLIDATED CONDENSED BALANCE SHEETS
                                 MARCH 31, 1996
                             (DOLLARS IN THOUSANDS)
                                  (UNAUDITED)

                              MFS           UUNET
                         COMMUNICATIONS TECHNOLOGIES,  PRO FORMA
                         COMPANY, INC.      INC.      ADJUSTMENTS      PRO FORMA
ASSETS                   -------------- ------------- -----------      ----------
Current assets:
  Cash and cash equiva-
   lents................   $   92,588     $ 45,413    $       --       $  138,001
  Marketable securities.      368,266           --            --          368,266
  Accounts receivable         260,860       28,525            --          289,385
   and other assets.....   ----------     --------    ----------       ----------
      Total current as-
       sets.............      721,714       73,938            --          795,652
Networks and equipment,
 at cost................    1,466,254       93,261            --        1,559,515
  Less accumulated de-
   preciation and amor-      (245,321)     (17,384)           --         (262,705)
   tization.............   ----------     --------    ----------       ----------
    Networks and equip-
     ment, net..........    1,220,933       75,877            --        1,296,810
Goodwill, net...........      279,970          166     1,898,309/(1)/   2,178,445
Other assets, net.......      124,594        6,297       135,500/(1)/     266,391
                           ----------     --------    ----------       ----------
      Total assets......   $2,347,211     $156,278    $2,033,809       $4,537,298
                           ==========     ========    ==========       ==========
LIABILITIES AND STOCKHOLDERS' EQUITY

Current liabilities:
  Accounts payable..........  $  168,235  $ 17,824  $       --       $  186,059
  Other current liabilities.      99,421    38,325      14,400(/2/)     152,146
                              ----------  --------  ----------       ----------
      Total current liabili-
       ties.................     267,656    56,149      14,400          338,205
Notes payable and long-term
 debt,
 less current portion.......   1,255,256    18,045          --        1,273,301
Other liabilities and minor-
 ity interest...............      69,717        --          --           69,717
Stockholders' equity:
 Preferred stock, $.01 par
 value.
  Series A, 8% cumulative
   convertible..............           1        --          --                1
  Series B, 7 3/4% cumula-
   tive
   convertible..............         150        --          --              150
 Common stock...............       1,255        32         (32)/(3)/
                                                           573 /(6)/      1,828
Additional paid-in capital..   1,482,442   109,328    (109,328)/(3)/
                                                     2,100,920/(6)/   3,583,362
Other.......................      (1,956)       44         (44)/(3)/     (1,956)
Accumulated deficit.........    (727,310)  (27,320)     27,320 /(3)/   (727,310)
                              ----------  --------  ----------       ----------
 Total stockholders' equity.     754,582    82,084   2,019,409        2,856,075
                              ----------  --------  ----------       ----------
 Total liabilities and        $2,347,211  $156,278  $2,033,809       $4,537,298
    stockholders' equity....  ==========  ========  ==========       ==========

      See accompanying notes to pro forma consolidated condensed financial statements.

               MFS COMMUNICATIONS COMPANY, INC. AND SUBSIDIARIES

        NOTES TO PRO FORMA CONSOLIDATED CONDENSED FINANCIAL STATEMENTS
            (DOLLARS IN THOUSANDS EXCEPT PER SHARE DATA-UNAUDITED)

NOTE 1: PRO FORMA STATEMENTS

  The pro forma information as of, and for the three months ended March 31, 1996 is based on unaudited financial statements of MFS and UUNET after giving effect to the preliminary allocation of the purchase price and the adjustments described in Note 2.

  The pro forma information for the year ended December 31, 1995 is based on historical financial statements of MFS and UUNET after giving effect to the adjustments described in Note 2.

  The unaudited pro forma consolidated condensed financial statements may not be indicative of the results that actually would have been achieved if the acquisition had occurred on the dates assumed and do not project MFS' financial position or results of operations at any future date or period then ended.

NOTE 2: PRO FORMA ADJUSTMENTS

(1) Reflects the excess of the purchase price over the net book value (which approximates fair value) of the net tangible assets acquired which was recorded as goodwill, a customer contract and customer list. The pro forma adjustment to depreciation and amortization represents the amortization of the goodwill and other intangibles and was calculated using the straight-line method over a five year life for goodwill and three to four year lives for the other intangibles.
(2) Reflects liabilities incurred, such as compensation costs and legal, accounting and consulting fees related to the Merger.
(3)  Reflects the elimination of the equity accounts of UUNET.
(4)  Reflects the elimination of intercompany revenues and expenses.
(5) Reflects adjustment of federal income tax expense for the effects of the Merger.
(6) Reflects the effect of the issuance of MFS Common Stock and options to purchase MFS Common Stock in connection with the Merger. The MFS Common Stock was valued at $34.69 per share for purposes of calculating the Merger consideration.

NOTE 3: OTHER MATTERS

  If the Merger Agreement is not approved, the Company may exercise the option to purchase shares of UUNET Common Stock representing approximately 60% of the UUNET Common Stock from certain holders of UUNET Common Stock. Should the Company exercise the Option, the pro forma consolidated condensed balance sheet at March 31, 1996, would include goodwill of $1,390,805 (rather than $2,178,445), other assets of $214,901 (rather than $266,391), MFS Common Stock of $1,610 (rather than $1,828) and additional paid-in capital of $2,713,258 (rather than $3,583,362).

  Under certain conditions, which include the failure of MFS Stockholders to approve the Merger, the Company may be required to pay a penalty of $60,000 and at UUNET's option, be required to purchase 1,551,724 shares of newly issued UUNET Common Stock for $90,000, and, at UUNET's option, to provide a maximum of $100,000 of certain data communications services to UUNET at MFS' cost for five years. Should the Company be required to pay the penalty and purchase the shares of newly issued UUNET Common Stock, the pro forma consolidated condensed balance sheet at March 31, 1996, would include an investment of $90,000 (subject to valuation at fair value), MFS Common Stock of $1,255 (rather than $1,828), additional paid-in capital of $1,482,442 (rather than $3,583,362) and an increase in accumulated deficit of $60,000.

  MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF
                                  OPERATIONS

OVERVIEW

  The Company was founded in 1987 and commenced operations in 1988. The Company operates through its subsidiaries in two business segments, telecommunications services and network systems integration. The telecommunications segment is comprised of the MFS Telecom Companies, which provide services to large customers through MFS Telecom and MFS Datanet, the MFS Intelenet Companies, which provide services to small and medium sized customers through MFS Intelenet, MFS International, which provides services to customers internationally and Global Network Services, which manages the Company's network platform. The network systems integration segment provides services primarily through MFS Network Technologies. Through December 31, 1995, the Company's growth, including its capital expenditure requirements, acquisition financing and working capital, has been funded by two common stock offerings in 1993, the offering of 9 3/8% Senior Discount Notes (the "1994 Senior Discount Notes") in 1994, a preferred stock offering in 1995 and, prior to 1993, by capital contributions by Kiewit Diversified Group Inc., the Company's former majority stockholder ("KDG"). In January 1996, the Company issued 8 7/8% Senior Discount Notes (the "1996 Senior Discount Notes").

  Telecommunications Services

  The Company's telecommunications services predominately result in monthly recurring revenues. The Company provides these services in an expanding number of major metropolitan areas. As of February 1996, the Company provides services on its networks, or through the resale of services, or has network operations under development in 52 major metropolitan areas in the United States, Europe and Asia.

  The development of the Company's businesses and the installation and expansion of its networks require significant expenditures, a substantial portion of which is incurred before the realization of revenues. These expenditures, together with the associated early operating expenses, result in negative cash flow until an adequate customer base is established. As this customer base grows, incremental revenues are added with minimal additional expense, providing significant contributions to cash flow. The Company also incurs ongoing capital expenditures with respect to both existing and new networks which are directly related to the installation of new revenue producing circuits. These costs vary based on the specific type of circuit installed and the location of the customer.

  The MFS Telecom Companies. Through MFS Telecom, the Company provides dedicated special access and private line service to business and government end users. These services are provided primarily over digital fiber optic telecommunications networks that the Company has either installed or acquired and subsequently expanded. The networks also establish a platform that can be used to provide additional enhanced voice, data and video services to its customers. MFS Telecom also offers local switched services to its customers in New York utilizing the Company's integrated switching platform.

  Through MFS Datanet, the Company provides high-speed data communications services to business and government users over an international ATM network which the Company believes to be the most advanced in the world. MFS Datanet uses the Company's networks for customers located in buildings where the Company already provides special access, private line or switched services, requiring significantly less capital expenditures because data communications customers can, to a certain extent, utilize existing fiber optic networks, electronics and building equipment rooms. The Company will incur additional capital costs for the installation of new revenue producing circuits. The level of costs may vary based upon the type of circuit installed and the location of the customer.

  The MFS Intelenet Companies. Through MFS Intelenet, the Company provides a single source for integrated local and long distance telecommunications services and facilities management to small and medium sized businesses. By utilizing its existing networks and facilities, the Company minimizes capital expenditures for transmission facilities. However, significant capital costs have been and will be incurred for switching equipment, equipment maintained at customer locations and additional building wiring costs.

  MFS International. Through MFS International, the Company provides telecommunication services to business and government users in several major European metropolitan areas as well as outbound international service from the United States and Europe. The Company is offering services over its networks, or through resale of international telecommunications services in London, England, Frankfurt, Germany, Paris, France, Stockholm, Sweden and Zurich, Switzerland and Hong Kong.

  Global Network Services. Through Global Network Services, the Company manages the operation of its network and future network development in order to offer the services described above in a cost effective manner.

  The incurrence of significant initial development and roll out expenses in advance of anticipated future revenues will continue to affect the operating results of the Telecommunications Services segment. Anticipated sales growth in the telecommunication services segment will also continue to drive increasing deployment of electronic equipment required to initiate customer service.

  Network Systems Integration Services

  The Company, primarily through MFS Network Technologies, designs, engineers, develops and manages the installation of the Company's new fiber optic networks and network expansions. In 1991, the Company began to offer network systems integration services to third parties. These services have been characterized by significant revenues concentrated in a relatively small number of large projects for third parties. In 1993, the Company also began to offer services related to Intelligent Transportation Systems ("ITS"). The Company recognizes revenue based upon the amount of network systems integration services performed. The amount of the Company's network systems integration services performed can vary on a quarterly basis depending upon individual customer contract requirements.

RESULTS OF OPERATIONS

  The following table presents revenue, income (loss) from operations and EBITDA from each of the Company's reportable business segments for the periods indicated:

                              THREE MONTHS
                             ENDED MARCH 31,      YEAR ENDED DECEMBER 31,
                            ------------------  ------------------------------
                              1996      1995      1995       1994       1993
                            --------  --------  ---------  ---------  --------
                                        (DOLLARS IN THOUSANDS)
Revenue:
Telecommunications servic-
 es.......................  $165,590  $103,788  $ 498,225  $ 228,707  $ 70,048
Network systems integra-      20,726    14,552     84,969     58,040    71,063
 tion.....................  --------  --------  ---------  ---------  --------
    Total.................  $186,316  $118,340  $ 583,194  $ 286,747  $141,111
                            ========  ========  =========  =========  ========
Income (loss) from opera-
 tions:
Telecommunications servic-
 es.......................  $(65,994) $(55,349) $(234,055) $(131,216) $(34,933)
Network systems integra-      (1,364)   (1,207)    (5,250)    (4,913)    3,480
 tion.....................  --------  --------  ---------  ---------  --------
    Total.................  $(67,358) $(56,556) $(239,305) $(136,129) $(31,453)
                            ========  ========  =========  =========  ========
EBITDA:(1)
Telecommunications servic-
 es.......................  $(18,838) $(26,872) $ (94,108) $ (59,006) $ (1,162)
Network systems integra-        (570)     (611)    (2,701)    (3,254)    4,379
 tion.....................  --------  --------  ---------  ---------  --------
    Total.................  $(19,408) $(27,483) $ (96,809) $ (62,260) $  3,217
                            ========  ========  =========  =========  ========

- --------
(1) EBITDA consists of earnings (losses) before interest, income taxes, depreciation, amortization and non cash stock-based compensation. EBITDA is commonly used in the communications industry to analyze companies on the basis of operating performance. EBITDA is not intended to represent cash flows for the periods. See Consolidated Statements of Cash Flows.

  THREE MONTHS ENDED MARCH 31, 1996 VS. THREE MONTHS ENDED MARCH 31, 1995

 Telecommunications Services

  Telecommunications services revenue increased to $165.6 million in the three months ended March 31, 1996 from $103.8 in the three months ended March 31, 1995, an increase of $61.8 million, or 60%. Revenues in the three months ended March 31, 1996 and March 31, 1995 for each of the key elements of the telecommunications segment were as follows:

                                                           1996   1995  INCREASE
                                                          ------ ------ --------
      MFS Telecom Companies.............................. $ 62.9 $ 40.0  $22.9
      MFS Intelenet Companies............................   79.5   58.9   20.6
      MFS International..................................   23.2    4.9   18.3
                                                          ------ ------  -----
                                                          $165.6 $103.8  $61.8
                                                          ====== ======  =====

  The increases resulted from increased market penetration of all telecommunications services of the Company. The especially large increase in revenues, measured on a percentage basis, from MFS International reflects strong sales in the United Kingdom and a growing revenue base in continental Europe.

  Since the end of 1993, the Company has separately tracked the MFS Telecom results of operations for the 14 network cities and expansions that were materially complete at year end 1993 (the "Base Cities Competitive Access Operations"). These Base Cities Competitive Access Operations produced revenue of $39.6 million in the three months ended March 31, 1996 and $28.8 million in the three months ended March 31, 1995, an increase of $10.8 million, or 38%. The increase in revenue from these operations resulted primarily from increased market penetration in these cities. Due to a modification of the Company's internal organization within the telecommunications services segment it will become increasingly less meaningful to separate the Base Cities Competitive Access Operations from other operations because of the increasing commonality of revenues and costs within Base Cities Competitive Access Operations, expansions and types of services. For this reason, the Company may discontinue separate disclosure for these Base Cities Competitive Access Operations in the future. The Company continues to review other modifications to its financial disclosures which the Company believes will provide more meaningful information about its activities.

  Annualized monthly recurring revenue increased to approximately $700 million at March 31, 1996 from approximately $430 million at March 31, 1995, an increase of 63%. The increase reflects primarily the sales of additional services to current and new customers in existing and new markets. Monthly recurring revenue represents monthly service charges billable to telecommunications services customers as of the last day of the period indicated, but excludes non-recurring revenues for certain one-time services, such as installation fees or equipment charges.

  Telecommunications services operating expenses increased to $156.4 million or 94% of segment revenue in the three months ended March 31, 1996 from $107.5 million or 104% of segment revenue in the three months ended March 31, 1995, an increase of $48.9 million. The change includes an increase of $41.5 million in circuit charges, including local and long distance service costs, and personnel costs necessary to support the Company's growth. The remaining increase of $7.4 million relates to increased rent, utilities, and other costs incurred to support the increased revenue base. Telecommunications services operating expenses consist of costs associated directly with network operations, including salaries, sales commissions and related employee benefits, rent expense, right-of-way fees, other network costs and local and long distance service costs.

  Telecommunications services depreciation and amortization expense increased to $44.0 million in the three months ended March 31, 1996 from $28.5 million in the three months ended March 31, 1995, an increase of $15.5 million or 54%. The increase is primarily related to the expanded fixed asset base of the Company's networks, which includes increasing amounts of electronic equipment with depreciable lives that are shorter than the Company's other major fixed asset categories.

  Telecommunications services general and administrative expenses increased to $31.2 million in the three months ended March 31, 1996 from $23.2 million in the three months ended March 31, 1995, an increase of $8.0 million or 34%. The change is primarily due to an increase of $7.2 million in personnel costs. Management of the Company expects general and administrative services to continue to increase during 1996 as the Company expands its services.

  Telecommunications EBITDA loss decreased to $(18.8) million in the three months ended March 31, 1996 from $(26.9) million in the three months ended March 31, 1995. EBITDA in 1996 and 1995 for each of the key elements of the telecommunications segment were as follows:

                                                           1996    1995   CHANGE
                                                          ------  ------  ------
      MFS Telecom Companies.............................. $ 11.9  $  3.5   $8.4
      MFS Intelenet Companies............................  (20.8)  (21.1)   0.3
      MFS International..................................   (9.9)   (9.3)  (0.6)
                                                          ------  ------   ----
                                                          $(18.8) $(26.9)  $8.1
                                                          ======  ======   ====

The increase at the MFS Telecom Companies reflects the high incremental margins inherent in the dedicated special access and private line services primarily provided over the Company's own facilities. The small decrease in EBITDA loss at MFS Intelenet reflects the additional EBITDA margins provided by increased revenues resulting from a sales strategy that emphasized the provision of local switch services in advance of the implementation of the Telecommunications Act of 1996 offset by the additional costs incurred to expand the integrated local and long distance telecommunications service markets including normal increases in operating expenses. The small increase in EBITDA loss at MFS International reflects the additional EBITDA margins provided by increased revenues offset by the additional costs incurred to expand the Company's international service, particularly in new markets.

  The Base Competitive Access Operations produced EBITDA of $20.5 million before parent company allocations in the three months ended March 31, 1996 and $12.8 million in the three months ended March 31, 1995, an increase of $7.7 million, or 60%. For reasons noted earlier, the Company may discontinue separate disclosure for these Base Cities Competitive Access Operations in the future. The Company continues to review other modifications to its financial disclosures which the Company believes will provide more meaningful information about its activities.

 Network Systems Integration Services

  Third party revenue from services offered by the Company's network systems integration services segment increased to $20.7 million in the three months ended March 31, 1996 from $14.6 million in the three months ended March 31, 1995, an increase of $6.1 million or 42%. The increase is primarily due to an increase in the amount of revenue recognized from projects involving ITS services and to a lesser extent other network systems integration projects.

  Network systems integration services operating expenses increased to $17.8 million in the three months ended March 31, 1996 from $12.4 million in the three months ended March 31, 1995, an increase of $5.4 million or 44%. The increase is primarily due to the increased level of operating expenses related to the projects noted above, including the continuing development and investments in ITS service projects. Network systems integration operating expenses consist of direct costs associated with the network systems integration projects.

  Network systems integration services general and administrative expenses increased to $3.7 million in the three months ended March 31, 1996 from $2.8 million in the three months ended March 31, 1995, an increase of $.9 million or 32%. The increase reflects the increased third party work noted above.

  Network systems integration services EBITDA loss was $(.6) million in the three months ended March 31, 1996 which matches the EBITDA loss for the three months ended March 31, 1995. This resulted from the increased operating and general administrative expenses offsetting increased revenues.

 Other Income (Expense)

  Other income (expense) increased to $18.8 million in the three months ended March 31, 1996 from $7.3 million of other expense in the three months ended March 31, 1995. The increase in other expense resulted primarily from additions to interest expense incurred in connection with the issuance of the 1996 Senior Discount Notes. This increase was partially offset by increased interest income from the investment of the proceeds of the 1996 Senior Discount Notes.

 Income Taxes

  The income tax expense of $.1 million in the three months ended March 31, 1996 and 1995, resulted from estimated state and foreign tax liabilities.

 Net Loss

  Net loss increased to $86.2 million in the three months ended March 31, 1996 from $64.0 million in the three months ended March 31, 1995, an increase of $22.2 million. The increase resulted primarily from increased depreciation, amortization and interest expense.

 Backlog

  The network systems integration and facilities management services segment had third party backlog of approximately $198 million at March 31, 1996. Backlog consists of firm contracts less revenue recognized to date by the Company.

  YEAR ENDED 1995 VS. YEAR ENDED 1994

 Telecommunications Services

  Telecommunications services revenue increased to $498.2 million in 1995 from $228.7 in 1994, an increase of $269.5 million, or 118%. Revenues in 1995 and 1994 for each of the key elements of the telecommunications segment were as follows:

                                                           1995   1994  INCREASE
                                                          ------ ------ --------
      MFS Telecom Companies.............................. $191.8 $109.5  $ 82.3
      MFS Intelenet Companies............................  266.0  115.8   150.2
      MFS International..................................   40.4    3.4    37.0
                                                          ------ ------  ------
                                                          $498.2 $228.7  $269.5
                                                          ====== ======  ======

The increases resulted from increased market penetration of all telecommunications services of the Company. The increase at MFS Intelenet Companies is also related to the acquisitions of Centex Telemanagement, Inc., ("Centex"), which was acquired in May 1994, and RealCom Office Communications, Inc., ("RealCom"), which was acquired in November 1994. The increase at MFS Telecom Companies is also related to the acquisition of Cylix Communications Corporation ("Cylix"), which was acquired in November 1994.

  During 1994 and 1995 the Company separately tracked the MFS Telecom results of the Base Cities Competitive Access Operations. These Base Cities Competitive Access Operations produced revenue of $129.7 million in 1995 and $93.9 million in 1994, an increase of $35.8 million, or 38%. The increase in revenue from these operations resulted primarily from increased market penetration in these cities.

  Annualized monthly recurring revenue increased to approximately $625 million at December 31, 1995 from approximately $380 million at December 31, 1994, an increase of 64%. The increase reflects primarily the sales of additional services to current and new customers in existing and new markets and additional market penetration resulting in new customers. Monthly recurring revenue represents monthly service charges billable to telecommunications services customers as of the last day of the period indicated, but excludes non-recurring revenues for certain one-time services, such as installation fees or equipment charges.

  Telecommunications services operating expenses increased to $488.7 million or 98% of segment revenue in 1995 from $225.5 million or 99% of segment revenue in 1994, an increase of $263.2 million or 117%. The increase is primarily due to an increase of $137.8 million in network operating expense directly related to the increase in telecommunications service levels for existing and new customers. Network operating expenses primarily represents the portion of total operating expenses that are paid to third parties for local and long distance service costs, including right-of-way fees. The increase in total telecommunications services operating expenses also includes an increase of $66.4 million in personnel costs necessary to support the Company's revenue growth and expanded operations. The remaining increase of $59.0 million in total telecommunications services operating expense relates to increased rent, utilities and other costs incurred to support the Company's growth. Telecommunications services operating expenses consist of local and long distance service costs and costs associated directly with network operations, including salaries, sales commissions and related employee benefits, rent expense, right-of-way fees and other network costs.

  Telecommunications services depreciation and amortization expense increased to $139.9 million in 1995 from $72.2 million in 1994, an increase of $67.7 million, or 94%. The increase is primarily related to the expanded fixed asset base of the Company's networks, which includes increasing amounts of electronic equipment with depreciable lives that are shorter than the Company's other major fixed asset categories, and an increase of $13.4 million in amortization of intangible assets resulting from the acquisitions of Centex, RealCom and Cylix.

  Telecommunications services general and administrative expenses increased to $103.6 million in 1995 from $62.2 million in 1994, an increase of $41.4 million, or 67%. The increase is primarily due to increases of $14.3 million in personnel costs and $8.9 million in legal and other professional services costs necessary to support the Company's growth. The remaining increase of $18.2 million related primarily to rents and other costs necessary to support the expanding services of the Company.

  Telecommunications services EBITDA decreased to $(94.1) million in 1995 from $(59.0) million in 1994, a decrease of $35.1 million. EBITDA in 1995 and 1994 for each of the key elements of the telecommunications segment were as follows:

                                                         1995    1994   CHANGE
                                                        ------  ------  ------
      MFS Telecom Companies............................ $ 25.9  $ 10.9  $ 15.0
      MFS Intelenet Companies..........................  (78.5)  (48.9)  (29.6)
      MFS International................................  (41.5)  (21.0)  (20.5)
                                                        ------  ------  ------
                                                        $(94.1) $(59.0) $(35.1)
                                                        ======  ======  ======

The decrease reflects the increasing operating and general and administrative costs noted earlier primarily caused by the Company's growth, including the expansion of MFS Intelenet, MFS Datanet and MFS International. The Base Competitive Access Operations produced EBITDA of $61.8 million before parent company allocations in 1995 and $35.8 million in 1994, an increase of $26.0 million, or 73%.

 Network Systems Integration Services

  Third party revenue from services offered by the Company's network systems integration services segment increased to $85.0 million in 1995 from $58.0 million in 1994, an increase of $27.0 million, or 47%. The increase is primarily due to an increase in the amount of revenue recognized from the network systems integration projects for Bay Area Rapid Transit and other projects involving network systems integration and ITS services, which were partially offset by decreases in revenue recognized from other network systems integration projects. Services that the network systems integration segment provided to MFS Telecom, which are eliminated from revenue and cost in the Consolidated Financial Statements, amounted to $137.0 million in 1995 as compared to $97.8 million in 1994.

  Network systems integration services operating expenses increased to $73.6 million in 1995 from $48.0 million in 1994, an increase of $25.6 million, or 53%. The increase is primarily due to the increased level of operating expenses for the network systems integration projects and to several projects involving ITS services noted earlier. Network systems integration services operating expenses consist of direct costs associated with the third party network systems integration projects.

  Network systems integration services general and administrative expenses increased to $14.0 million in 1995 from $13.3 million in 1994, an increase of $.7 million, or 5%. The increase reflects primarily an increase in costs related to the increased third party work noted above.

  Network systems integration services EBITDA increased to $(2.7) million in 1995 from $(3.3) million in 1994, an increase of $.6 million. The increase is primarily due to the increased third party work noted above.

 Other Income (Expense)

  Other income (expense) increased to $(28.0) million in 1995 from $(17.2) million in 1994. The increase resulted primarily from decreased interest income from investments, due primarily to lower investment balances during 1995.

 Income Taxes

  The income tax expense of $.6 million for 1995 resulted from state and foreign tax liabilities. The income tax benefit of $2.1 million for 1994 resulted from the utilization of tax benefits recognized for losses incurred during 1994 that reduced the net deferred tax liability.

 Net Loss

  Net loss increased to $267.9 million in 1995 from $151.2 million in 1994, an increase of $116.7 million. The increase resulted primarily from increased depreciation and amortization, the increased operating losses incurred in expanding MFS Intelenet, MFS Datanet and MFS International and decreased interest income.

 Backlog

  The network systems integration segment had backlog of approximately $163 million at December 31, 1995. Backlog consists of firm contracts less revenue recognized to date by the Company.

  YEAR ENDED 1994 VS. YEAR ENDED 1993

 Telecommunications Services

  Telecommunications services revenue increased to $228.7 million in 1994 from $70.0 million in 1993, an increase of $158.7 million, or 227%. Over 70% of the increase relates to the acquisitions of Centex, RealCom and Cylix during 1994. The remaining increase resulted primarily from increased market penetration of all other telecommunications services of the Company. The Base Competitive Access Operations produced revenue of $18.7 million in the fourth quarter of 1993, $19.8 million in the first quarter of 1994, $22.3 million in the second quarter, $25.0 million in the third quarter and $26.8 million in the fourth quarter.

  Annualized monthly recurring revenue increased to approximately $380 million at December 31, 1994 from approximately $81 million at December 31, 1993, an increase of 369%. The increase reflects primarily the operations of Centex, RealCom and Cylix and the sales of additional services to current and new customers in existing and new markets, and to a lesser extent, additional market penetration resulting in new customers. Excluding acquisitions, annualized monthly recurring revenue would have been approximately $150 million at December 31, 1994, an increase of 84% over the year end 1993 amount.

  Telecommunications services operating expenses increased to $225.5 million or 99% of segment revenue in 1994 from $47.7 million or 68% of segment revenue in 1993, an increase of $177.8 million, or 373%. The increase is primarily due to the operating expenses of the Centex, RealCom and Cylix operations which were acquired in 1994. The remaining increase includes higher costs associated with expansion activities of MFS Intelenet, MFS Datanet and MFS International and higher costs associated with new and expanded networks.

  Telecommunications services depreciation and amortization expense increased to $72.2 million in 1994 from $33.8 million in 1993, an increase of $38.4 million, or 114%. The increase is primarily related to the expanded fixed asset base of the Company's networks and an increase of $13.5 million in amortization of intangible assets resulting from the acquisitions of Centex and RealCom in 1994. Depreciation and amortization relating to MFS Datanet and MFS Intelenet also increased $6.0 million, excluding acquisitions.

  Telecommunications services general and administrative expenses increased to $62.2 million in 1994 from $23.0 million in 1993, an increase of $39.2 million, or 170%. The increase is primarily due to the acquisitions of the Centex, RealCom and Cylix operations which were acquired in 1994. The remaining increase is related to higher costs associated with expanding MFS Intelenet, MFS Datanet and MFS International.

  Telecommunications services EBITDA decreased to ($59.0) million in 1994 from ($1.2) million in 1993. The decrease reflects the additional costs incurred developing the services of MFS Datanet, MFS Intelenet and MFS International offset by improving EBITDA generated by the MFS Telecom metropolitan area networks. EBITDA for the Base Competitive Access Operations was $35.8 million in 1994 before parent-company allocations. The Base Competitive Access Operations produced EBITDA of $5.9 million before parent-company allocations in the fourth quarter of 1993, $6.3 million in the first quarter of 1994, $8.0 million in the second quarter, $10.1 million in the third quarter and $11.4 million in the fourth quarter. EBITDA margin for these operations improved from 31.7% for the last quarter of 1993 to 42.6% for the last quarter of 1994. MFS Intelenet, MFS Datanet and MFS International generated EBITDA of ($87.2) million in 1994 and ($22.4) million in 1993, a decrease of $64.8 million.

 Network Systems Integration

  Third party revenue from services offered by the Company's network system integration segment decreased to $58.0 million in 1994 from $71.1 million in 1993, a decrease of $13.1 million, or 18%. The decrease is primarily due to a decrease in the amount of revenue recognized from the network systems integration project for the State of Iowa and to an increased focus on the design and construction of the Company's own networks. Services that the network systems integration segment provided to MFS Telecom, which are eliminated from revenue and cost in the Consolidated Financial Statements, amounted to $97.8 million in 1994 as compared to $44.9 million in 1993.

  Network systems integration services operating expenses decreased to $48.0 million in 1994 from $55.2 million in 1993, a decrease of $7.2 million, or 13%. The decrease is primarily due to the decreased level of operating expenses for the network systems integration project for the State of Iowa, which was partially offset by increases in expenses recognized from other network systems projects.

  Network systems integration services general and administrative expenses increased to $13.3 million in 1994 from $12.0 million in 1993, an increase of $1.3 million, or 11%. The increase reflects primarily the costs of additional employees, travel and consultants associated with the segment's increased marketing and proposal activity, including activity related to ITS services.

  Network systems integration services EBITDA decreased to ($3.3) million in 1994 from $4.4 million in 1993. The decrease is primarily due to decreased operating margins from network system integration projects and to the increased marketing and proposal activity related to ITS services.

 Other Income (Expense)

  Other income (expense) decreased to $17.2 million of other expense in 1994 from $8.5 million of other income in 1993. The decrease resulted primarily from increased interest expense associated with the issuance of Senior Discount Notes in January 1994, offset by increased interest income from the investment of the proceeds of the debt issue.

 Income Taxes

  The income tax benefit of $2.1 million in 1994 resulted from the utilization of tax benefits recognized for losses incurred during 1994 that reduced the net deferred tax liability.

 Net Loss

  Net loss increased to $151.2 million in 1994 from $15.8 million in 1993, an increase of $135.4 million. The increase resulted primarily from the increased operating losses incurred in developing single-source telecommunications services and high-speed date communications, increased interest expense and increased depreciation and amortization.

 Backlog

  The network systems integration segment had backlog of approximately $127 million at December 31, 1994.

LIQUIDITY AND CAPITAL RESOURCES

  The Company's total assets have increased from $5.0 million at December 1988 to $2.3 billion at March 31, 1996. The Company's growth was funded by capital contributions from its former majority stockholder, KDG, until an initial public offering in 1993. Since that public offering, the Company has funded its growth through a combination of debt and equity financing including, most recently, a debt offering in January 1996 of the 1996 Senior Discount Notes. As of March 31, 1996, the Company's current assets of $721.7 million, including cash and marketable securities aggregating $460.9 million, exceeded current liabilities of $267.7 million, providing working capital of $454.0 million. Network and equipment, net of depreciation, comprise $1.2 billion of total assets.

  The Company's operating activities used net cash of $52.4 million in the three months ended March 31, 1996 and $21.3 million in the three months ended March 31, 1995. The increase in cash used by operating activities was primarily due to the increased loss from operations incurred expanding the Company's services and an increase in cash used supporting increased levels of accounts receivable and other assets which is partially offset by increased depreciation, amortization and non-cash interest expense.

  At March 31, 1996, the Company had approximately $840 million of available liquidity, including cash, marketable securities and unused lines of credit.

  During the first quarter of 1996, the Company's capital expenditures, which are primarily for the construction of networks and the purchase of related equipment, were $153 million, including acquisitions and deferred costs, compared to $114 million in the first quarter of 1995.

  On May 7, 1996, the Company announced that it intends to undertake certain initiatives designed to take advantage of opportunities created by changes in telecommunications laws and the rapid development of Internet-based communications networks. These initiatives involve increasing the number of cities served, expanding its networks in existing cities, constructing and acquiring its own intercity high capacity network, accelerating central office interconnection, deployment of additional switches, and providing high-speed local Internet access.

  Expenditures for the initiatives are subject to the Company's review of a number of factors including cost of any additional capital required, technological developments and market conditions. In addition, each initiative may be implemented in whole or in part, and independently of any other initiative, ensuring that the Company retains maximum financial and operating flexibility. The Company anticipates that implementation of these initiatives including certain of the Internet-related initiatives, will, together with currently anticipated expenditures, result in total average annual capital expenditures of approximately $1.0 billion to $1.3 billion over the period of implementation, which the Company expects to be up to four years. Since a significant portion of the Company's capital expenditures are success-based (that is, related directly to revenue growth), actual capital expenditures may vary significantly from the above range depending on the level of incremental sales. This range is also subject to a number of factors, including the pace and extent of network development, levels of incremental sales, as well as regulatory actions by state, federal and international authorities, which, individually or in the aggregate, could cause material changes in capital expenditure requirements. The proceeds of the Offerings will be used to fund a portion of these expenditures. See "Use of Proceeds." The Company expects to fund capital requirements through existing resources, internally generated funds and additional debt or equity financing as appropriate.

MERGER WITH UUNET

  The Company announced that it has executed the Merger Agreement with UUNET. Under the terms of the Merger Agreement, which includes a fixed conversion ratio, each share of UUNET Common Stock will be converted into 1.777776 shares of MFS Common Stock. The transaction value is approximately $2 billion based on the Company's stock price at the date of the announcement. The Company intends to utilize purchase accounting to record the transaction and, as a result, will incur substantial amortization charges for the next five years. The Merger Agreement was unanimously approved by the members of the Board of Directors of each company present. In addition, stockholders of UUNET owning approximately 60% of the outstanding shares of UUNET Common Stock and stockholders of MFS owning approximately 12% of the outstanding shares of MFS Common Stock prior to the Offerings have committed to vote in favor of the Merger.

OTHER MATTERS

  As evidenced by the Merger Agreement, the Company from time to time evaluates acquisitions in pursuit of its business strategy, either as an alternative to constructing networks, adding customers, or to the introduction of services that complement existing and/or planned services. Such acquisitions may be significant in size and could use a substantial portion of the Company's available cash.

  From time to time, the Company has had discussions with other communications entities concerning the establishment of possible strategic relationships, including transactions involving substantial acquisitions, combinations and equity investments in the Company or one of its subsidiaries. In addition, certain acquisitions may provide the Company with the opportunity to acquire an established customer base. The Company intends to consider appropriate opportunities to establish strategic relationships.

ACCOUNTING FOR STOCK-BASED COMPENSATION

  In October 1995, the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standards No. 123 ("SFAS 123"), Accounting for Stock-Based Compensation. SFAS 123 encourages entities to adopt a fair value based method of accounting for employee stock compensation plans, however it also allows an entity to continue to measure compensation cost for those plans using the intrinsic value based method of accounting. Under the intrinsic value based method, many companies, including MFS, have not recognized compensation cost for many of their stock compensation plans.

  The Company believes that the fair value method of accounting more appropriately reflects the substance of the transaction between an entity that issues stock options, or other stock-based instruments, and its employees; that is, an entity has granted something of value to an employee (the stock option or other instrument) generally in return for their continued employment and services. The Company believes that the value of the instrument granted to employees should be recognized in financial statements because nonrecognition implies that either the instruments have no value or that they are free to employees, neither of which is an accurate reflection of the substance of the transaction. Although the recognition of the value of the instruments results in compensation expense in an entity's financial statements, the expense differs from other common compensation expenses in that these charges will not be settled in cash, but rather through issuance of common stock.

  The Company has introduced certain changes to its stock-based compensation plans, including a new option plan for key executive employees which ultimately have value to the employee only if the Company's stock price outperforms the S&P 500. The Company granted approximately 450,000 options under the new option plan on January 1, 1996, and anticipates that additional grants will be made on a quarterly basis. The Company believes that the adoption of the standard will result in material non-cash charges to operations in 1996 and thereafter. The amount of the non-cash charge will be dependent upon a number of factors, including the number of options granted and the fair value estimated at the time of grant.

EFFECTS OF INFLATION

  Inflation has not had a significant effect on Company operations. However, there can be no assurance that inflation will not have a material effect on the Company's operations in the future.

                                   BUSINESS

INTRODUCTION

  MFS is an integrated communications provider ("ICP") of local and long distance telecommunications services and certain Internet-related services to business and government end users. The Company provides services by utilizing its International Network Platform in the United States, Western Europe and Asia. As the first ICP to focus on business and government customers, the Company believes it is uniquely positioned to take advantage of technical regulatory and market changes which promote demand for an integrated set of communications services.

  The Company's strategy is to become the premier provider of communications services to business and government end users. The Company believes business and government end users have distinct communications service requirements, including maximum reliability, consistent high quality, responsive customer service and continuous attention to service enhancement and new service development. The Company believes it has multiple advantages over its competitors as a result of the Company's: (i) focus on business and government end users; (ii) expertise in developing and operating highly reliable, advanced digital fiber optic networks which offer substantial transmission capacity; (iii) emphasis on providing comprehensive and responsive customer service; (iv) International Network Platform that serves customers with multiple offices in key international business centers; (v) network development plan which helps assure an efficient evolution from a voice-oriented, circuit switched network to an IP Packet switched network; (vi) plan to develop new services, including voice service to be provided over an IP Packet switched network; and (vii) ability to bundle local, long distance telecommunications services and Internet-related services provided over an end-to-end network controlled by the Company.

  As part of the implementation of its IP Packet switched network and Internet-based service offering plans, the Company entered into the Merger Agreement with UUNET pursuant to which UUNET will become a wholly owned subsidiary of MFS. See "Description of the Merger."

  The Company is organized as a holding company and operates through its subsidiaries in two business segments: telecommunications services and network systems integration.

 Telecommunications Services

  . The MFS Telecom Companies serve the needs of large businesses and government customers by providing dedicated circuits, local switched services and high speed data communications for large corporations.

  . The MFS Intelenet Companies serve the needs of medium and small businesses by providing integrated local and long distance switched telecommunications and telecommunication management services and a variety of value-added services including voice mail, calling card and specialized call accounting.

  . MFS International serves the needs of communications intensive national and multinational corporations in global financial centers, primarily in Western Europe, by providing a full range of local, long distance, international and data communications services as permitted by regulation in the relevant jurisdiction.

  . MFS Global Network Services expands and manages the Company's
   International Network Platform which consists of the Company's own facilities and switching platform as well as capacity leased from other service providers.

  . After the Merger, through UUNET the Company will provide a wide range of Internet-related services tailored to the needs of business and government users, including a comprehensive range of dial-up and dedicated Internet access options, consulting services and Web server hosting and integration services.

 Network Systems Integration

  MFS Network Technologies provides network systems integration for MFS and third parties, which desire to deploy sophisticated networks, including intelligent transportation systems, voice and data networks, interactive distance learning networks, security systems and combined cable television-telephone networks.

RECENT DEVELOPMENTS

  The pace of regulatory and technical change in the telecommunications industry has continued to accelerate. The Telecom Act was signed into law on February 8, 1996, effectively creating, among other things, a national template under which the Company's services may be provided on a more equal basis with incumbent local telephone companies once the Telecom Act is implemented. Technical change has also been dramatic, particularly with respect to Internet-related products and services, as a rapidly growing amount of information available on both the Internet and on privately managed "intranets" is made increasingly accessible with advanced software and hardware. MFS has responded to these developments with several new initiatives.

 The Telecommunications Act of 1996

  The Telecom Act has a number of provisions that affect the Company's operations in ways that are difficult to predict with precision. The Company believes that the Telecom Act is generally pro-competitive and will, on balance, benefit the Company by, among other things, opening local exchange markets to competition, preempting anti-competitive state laws and granting the Company regulatory status more equal with that of the incumbent local telephone companies. The Company believes the following attributes of the Telecom Act will have certain positive effects on the Company's operations.

  . Market access. Opening all U.S. markets to local competition.

  . Network interconnections. Enabling the Company to more fully interconnect its networks with incumbent local telephone companies and other carriers to allow the Company to reach customers not physically connected to its own networks in a more cost effective manner.

  . Number portability. Enabling business customers to retain their existing phone numbers in the event they choose to switch local service providers. The Company considers number portability to be a significant factor which can positively influence a customer's decision to purchase service from MFS.

  . Reciprocal compensation. Ensuring that other carriers, both local and long distance, compensate the Company for calls made to its customers or, in the alternative, not charge the Company for calls made by its customers to the customers of other carriers. The Company believes that such reciprocal compensation arrangements will improve its operating margins over time.

  The Company has moved quickly to capitalize on the anticipated benefits of the Telecom Act. MFS has contacted 21 LECs to initiate the process of implementing the "co-carrier" provisions of the Telecom Act as quickly as possible and has established a co-carrier task force consisting of approximately 100 personnel dedicated to facilitate the negotiation and implementation of co-carrier arrangements with the LECs. On May 22, 1996, MFS announced that it and Ameritech had entered into a comprehensive co-carrier agreement which involves the networks of the respective companies in the entire Ameritech marketing region, including Illinois, Indiana, Michigan, Ohio and Wisconsin.

 New Infrastructure Initiatives

  In response to the regulatory developments embodied in the Telecom Act, increased demand for high bandwidth communications capacity, and the Company's success in its previous business development initiatives, MFS announced on May 7, 1996 a series of initiatives which, when implemented, will expand the Company's geographic presence and service offerings in a large number of U.S. metropolitan areas and certain international financial centers. The Company anticipates that implementation of these initiatives including certain of the Internet-related initiatives discussed below, will, together with currently anticipated expenditures, result in total average annual capital expenditures of approximately $1.0 billion to $1.3 billion over the period of implementation, which the Company expects to be up to four years. Since a significant portion of the Company's capital expenditures are success-based (that is, related directly to revenue growth), actual capital expenditures may vary significantly from the above range depending on the level of incremental sales. This range is also subject to a number of factors, including regulatory developments, technological developments and market conditions. In addition, each initiative may be implemented in whole or in part and independently of any other initiative, ensuring that the Company retains maximum financial and operating flexibility.

  Construction and Expansion of Networks. The Company plans to expand the number of U.S. metropolitan areas served to approximately 85 over the next four years, an increase from the previously planned target of approximately 65 metropolitan areas, 45 of which are currently in operation or under active development. In addition, the Company plans to construct approximately 35 major expansions of existing networks. The actual number of new metropolitan areas and network expansions constructed may vary materially from these targets. Taken together with the aforementioned regulatory developments, MFS believes that, upon completion, these initiatives will enable the Company to sell its services in metropolitan areas currently containing approximately 70% of the non-farm business employment in the United States.

  The Company also intends to increase the number of international financial centers served to 45, an increase from its previously planned target of 25, seven of which are currently operational or under active development. A number of the financial centers are expected to be developed in Asian countries where regulatory reform has recently created opportunities to serve the needs of communications intensive business customers. The pace of international development is dependent on a number of factors, many of which are beyond the Company's control, including the speed of regulatory reform.

  Intercity High Capacity Network. The Company intends to build or acquire a significant portion of its U.S. and international high speed intercity and transoceanic fiber optic networks, to be deployed over a two to four year period. In accordance with this strategy, MFS has begun construction of intercity connections along the Eastern seaboard with the intent of linking the Company's metropolitan networks from Washington, D.C. to Boston. Deployment of intercity networks with high speed SONET (or internationally, the equivalent SDH standard) equipment is expected to lower the cost of long distance connections and, in combination with MFS' high capacity local networks, enable the Company to provide a range of new Internet-related services including, over time, high quality voice and video communications service. The pace of construction and number of connections actually built will depend on a number of factors, including availability of rights-of-way, market conditions, and the availability of certain high speed SONET services from other carriers, which could serve as an alternative to the construction of such connections. The Company currently leases certain medium bandwidth (DS-3 or equivalent) international long distance connections from other providers, the cost of which represents a significant portion of the Company's network expense.

  Central Office Interconnection and Switch Deployment. The Company plans to interconnect at LEC central offices in all its network metropolitan areas and plans to deploy approximately 25 additional switches over the 25 previously planned. The Telecom Act mandates that incumbent LECs throughout the U.S. enter into arrangements with competitors such as MFS for central office collocation and unbundling of local services. The Company believes that implementing these pro-competitive policies creates a unique opportunity to expand the Company's offering of combined local and long distance services through interconnection with local exchange carriers.

 Internet-Related Initiatives

  The Company believes the Internet is one of the most important developments in the communications industry in decades. The recent rapid development of the Internet, along with Internet-related technologies, products and services (especially intranet applications), will continue to stimulate accelerated growth in demand for communications bandwidth. MFS believes IP Packet switching will, over time, replace large portions of the circuit switched voice network as the primary vehicle for business communications due to the efficient use of bandwidth and the significantly lower transmission costs associated with IP Packet switching. The amount of data transmitted over the Internet backbone has grown very rapidly as a result of expanded Internet use and the increasing complexity of information delivered via the Internet. Currently, Web pages available on the Internet frequently include graphics and, in some cases, sound and video, which require the transfer of more data to the user's computer than do comparable text-only pages. See "Business--Communications Industry Overview--Internet."

  MFS believes that availability of local loop bandwidth is the greatest barrier to Internet development. The Company believes that its ability to provide end-to-end high capacity bandwidth, unimpeded by a bottleneck at any point along the path, uniquely positions it to provide superior business-oriented Internet-related services.

  Given the Internet's rapid pace of growth, MFS believes that speed to market also will be a major competitive advantage. On May 7, 1996, the Company announced that it has undertaken several initiatives designed to augment its Internet-related service offerings, including increasing and accelerating network development and expansions, procurement of high-speed local loop circuits, control of intercity high capacity fiber optic links discussed above and, as announced on April 30, 1996, the Company's planned merger with UUNET.

  In the United States, the acceleration of central office interconnection arrangements and the availability of unbundled local loops is expected to enable the Company to offer a variety of higher speed local Internet access services based on ISDN (Integrated Service Digital Network) technology and, in the future, on such technologies as ADSL (Asymmetric Digital Subscriber Loop) and HDSL (High Speed Digital Subscriber Loop). In addition, the Company plans to significantly expand its existing "Internet Hotel" space (that is, facilities space specifically created to allow Internet service providers, Web page hosting service providers and others to collocate with and utilize the network services of the Company). Internationally, the Company intends to pursue a range of new Internet initiatives similar to those planned for the United States as regulatory reform and other factors allow, and to expand its "Internet Hotel" space and international transport service in both Europe and Asia.

  The Proposed Merger. On April 29, 1996, MFS and UUNET entered into the Merger Agreement. If the Merger is consummated, UUNET will become a wholly owned subsidiary of MFS. See "Risk Factors--Risk that Merger May Not Be Consummated" and "Description of the Merger Agreement."

  UUNET is a leading worldwide provider of a comprehensive range of Internet access options, applications and consulting services to businesses, professionals and on-line service providers. MFS believes that the Merger will
(i) allow the Company to expand its communications service offerings to include UUNET's existing array of Internet-related services oriented toward the needs of business and government customers, (ii) provide the Company with additional technical expertise in configuring and managing complex IP Packet switched networks and (iii) over time, allow the Company to offer new services (including voice and video communications services) utilizing UUNET's Internet technology expertise and MFS' broadband, end-to-end networks. In addition, MFS believes that the combined entity can, over time, improve profitability as a result of (a) reduction in UUNET's "local loop" network costs (which UUNET estimates to be approximately 40% of its "cost of revenues" in North America for 1996) by utilizing available capacity on MFS' local networks, (b) receipt of terminating access payments, or a reduction in cost of providing dial-up Internet access, as mandated by the Telecom Act, (c) reduced cost of intercity transport capacity purchased or leased from others as a result of increased volume and migration of UUNET traffic to Company-owned facilities, and (d) incremental sales from offering UUNET services combined with MFS services to the customers of UUNET and the Company.

  Based on the number of shares of UUNET Common Stock outstanding at April 26, 1996, the Company expects to issue an aggregate of approximately 57.3 million shares of MFS Common Stock in the Merger. Based on the closing price of the MFS Common Stock on the day preceding the announcement of the Merger, the stockholders of UUNET will receive shares of MFS Common Stock in the Merger valued at approximately $2 billion.

  As a condition to entering into the Merger Agreement, MFS required certain UUNET stockholders to enter into the Stock Option Agreement pursuant to which such stockholders agreed to vote their shares of UUNET Common Stock in favor of the approval of the Merger Agreement and granted irrevocable proxies in favor of MFS to vote all of such stockholders' shares of UUNET Common Stock (equal to approximately 60% of the issued and outstanding shares of UUNET Common Stock). These stockholders also granted MFS an option (the "Option") to purchase, under certain circumstances, all of such stockholders' shares of UUNET Common Stock for the Exchange Ratio. Such stockholders have sole voting and investment power with respect to all the UUNET Common Stock held of record by them and therefore have sufficient voting power, without the vote of any other holder of UUNET Common Stock, to determine the outcome of the vote on the proposal to approve the Merger Agreement and any related transactions that may come before the UUNET Special Meeting. Accordingly, by virtue of such stockholders' ownership of approximately 60% of the outstanding UUNET Common Stock, the proposal to adopt the Merger Agreement will be adopted without the need of the vote of any other stockholders. See "Description of the Merger."

  As a condition to entering into the Merger Agreement, UUNET required certain MFS stockholders, all of whom are directors of MFS, to enter into the MFS Voting Agreement pursuant to which such MFS stockholders granted irrevocable proxies in favor of UUNET to vote all of such stockholders' shares of MFS Common Stock in favor of the MFS Share Proposal of MFS Common Stock in connection with either the Merger or the Option. As of April 29, 1996, the number of shares of MFS Common Stock subject to the irrevocable proxies equals approximately 12% of the issued and outstanding shares of MFS Common Stock prior to the Offerings. See "Description of the Merger."

COMMUNICATIONS INDUSTRY OVERVIEW

  The communications industry can be divided into two categories: the telecommunications industry and the Internet.

 Telecommunications Industry

  Prior to the settlement in 1982 of antitrust litigation which resulted in the break-up of AT&T in 1984 (the "Divestiture"), AT&T, sometimes referred to as the Bell System, largely monopolized telephone service in the United States. After the Divestiture regulatory changes and technological developments began to make it economically possible for companies (primarily entrepreneurial enterprises) to compete for segments of the telephone business.

  As part of the Divestiture, seven local exchange holding companies were created to offer services in geographically defined areas called local access and transport areas ("LATAs"). These Regional Bell Operating Companies ("RBOCs") were separated from the long distance provider, AT&T, resulting in the creation of two distinct market segments: local exchange and interexchange long distance. The Divestiture provided for direct, open competition in the interexchange long distance segment.

  The terms of the Divestiture did not expressly address competition in the local exchange market. Nonetheless, several factors served to promote the emergence of competition in the local exchange market, including: (i) customer desire for an alternative to the LEC monopoly, which desire grew rapidly and was spurred in part by the development of competitive activities in the long distance market; (ii) technological advances in the transmission of data and video requiring greater capacity and reliability levels than copper-based LEC networks were able to accommodate; (iii) a monopoly position and rate or pricing structure which provided little incentive for the LECs to upgrade their networks; and (iv) the development of fiber optics and digital electronic technology, (such as synchronous optical network ("SONET")), which combined the ability to transmit data and video at high speeds and greatly increased capacity.

  The first competitors in the local exchange market, designated as "competitive access providers" or "CAPs" by the FCC, were established in the mid-1980s. In New York City, Chicago and Washington, D.C., newly formed companies, provided non-switched services, known as special access and private line, by installing fiber optic facilities connecting long distance carriers' POPs within a metropolitan area and connecting end users (primarily large businesses and government agencies) with long distance carriers. CAPs used the substantial capacity and economies of scale inherent in fiber optic cable to offer customer service that was generally less expensive and of higher quality than could be obtained from the LECs due in part to the LECs' more antiquated copper-based facilities. In addition, CAPs offered shorter installation and repair intervals and improved reliability in comparison to the LECs.

  Most of the early CAPs were entrepreneurial companies operating limited networks in the central business districts of major cities in the United States where the highest concentration of voice and data traffic, including long distance carrier traffic, were found. Initially, CAPs offered three varieties of special access and private line services:

  . Long distance carrier to long distance carrier connections (special access), which use high capacity lines to transmit traffic between facilities of a long distance carrier or to transmit traffic from one long distance carrier to another long distance carrier;

  . End user to long distance carrier connections (special access), which generally use medium to high capacity lines to connect businesses to long distance carriers; and

  . End user to end user connections (private line), which generally use low to medium capacity lines to connect an end user's local offices.

  As CAPs proliferated during the latter part of the 1980s, regulators in some states and at the federal level issued rulings which favored increased competition and sought to open markets to new entrants. These rulings allowed CAPs to offer a number of new services, including, in certain states in the early and mid-1990s, a broad range of local exchange services.

  As certain companies deployed local circuit switches and began to offer a limited set of local switched services, a new term, Competitive Local Exchange Carriers ("CLEC") was created to distinguish these companies from CAPs, which generally do not offer switched services. In order to offer reasonably ubiquitous local switched services in a particular area, CLECs (and the Company) must negotiate complex interconnection agreements with the incumbent LEC, dealing with such issues as network interconnection, billing, directory listing, number portability, provisioning, network signaling and many other issues. Prior to the passage of the Telecom Act, MFS had reached such agreements with several large telecommunications companies. The Telecom Act mandates that more comprehensive and, from MFS' perspective, generally more favorable, interconnection agreements be negotiated between competitors and incumbent local phone companies. The Telecom Act further conditions Bell Operating Company entry into long distance service within their existing service territory on, among other things, successful completion of such negotiations or failing successful negotiations, an arbitrated arrangement mandated by state regulators.

  The Company currently offers CLEC services in 14 metropolitan areas in seven states. In addition, the Company has, for some time, combined long distance service with its local offerings and intends to continue to offer a comprehensive set of local and long distance services in additional geographical markets as it is able to negotiate agreements successfully with incumbent local phone companies.

  The Company refers to itself as an ICP to distinguish itself from CLECs that do not offer long distance service.

 Internet

  The Internet is a global collection of computer networks cooperating to enable commercial organizations, educational institutions, government agencies and individuals to communicate electronically, access and share information and conduct business. The Internet originated with the ARPAnet, a restricted network started in 1969 by the United States Department of Defense Advanced Research Projects Agency to provide efficient and reliable long-distance data communications among the disparate computer systems used by government funded researchers and organizations. Unlike the public and private telecommunications networks that are managed by businesses, government agencies and other entities, the Internet is a cooperative interconnection of many such public and private networks. The networks that comprise the Internet are connected in a variety of ways, including by the public switched telephone network and by high speed, dedicated leased lines. Communications on the Internet are enabled by TCP/IP, an inter-networking standard that enables communication across the Internet regardless of the hardware and software used.

  Recent technological advances, including increases in microprocessor speed and the development of easy-to-use graphical user interfaces, combined with cultural and business changes, have led to the Internet being integrated into the daily activities of individuals and the operations and strategies of commercial organizations. For example, a growing number of employees within organizations have access to corporate networks, thereby increasing the amount of electronic communication both within and between organizations. In addition, the rapid growth of the installed base of home PCs equipped with communication devices such as modems has created the ability to communicate electronically from home. These technological, cultural and business trends have led to an increase in the number of on-line services and Internet access providers. More recently, the development of World Wide Web technology and associated easy-to-use software has made the Internet easier to navigate and more accessible to a larger number of users and for a broader range of applications.

  While there has been significant media interest in use of the Internet by consumers, the Company believes business and professional organizations currently represent a more significant percentage of Internet use. These organizations increasingly are recognizing that the Internet can enhance communications, both among their geographically distributed locations and employees, and with their business partners and customers. In addition, businesses are realizing that the Internet can enable many applications which were previously unavailable or cost-prohibited. For example, small and medium-sized businesses can establish and maintain a global presence, and market and distribute their products and services electronically.

  Despite growing interest in the many commercial uses of the Internet, many businesses have been deterred from purchasing Internet access services for a number of reasons, including inconsistent quality of service, a lack of wide availability of cost-effective high speed options, a limited number of local access points for corporate users, inability to integrate business applications on the Internet, the need to deal with multiple and frequently incompatible vendors, inadequate protection of the confidentiality of stored data and other information moving across the Internet and a lack of tools to simplify Internet access and use.

COMMUNICATIONS SERVICES MARKET

  The communications services market can be divided into two basic categories: traditional, circuit switched and dedicated voice oriented services; and packet switched services compatible with Internet standards. Traditional, circuit switched and dedicated voice oriented services in the United States can be further divided into long distance services and local exchange services.

 Traditional Telecommunications Service Market

  Long Distance Services. A long distance telephone call can be envisioned as consisting of three segments. Starting with the originating customer, the call generally travels along a local exchange network to a long distance carrier's POP. At the POP, the call is combined with other calls and sent along a long distance network to a POP on the terminating customer's local network. The call is then sent from this POP along a local exchange network to the terminating customer. Long distance carriers generally provide only the connection between the two local exchange networks and pay access charges to LECs for originating and terminating calls.

  The following diagram illustrates the typical long distance call.

                               [INSERT DIAGRAM]

  The long distance service market has experienced increased competition since the late 1970s, and new entrants have obtained a combined market share of approximately 40 percent. Certain services provided by the Company through MFS Intelenet and MFS Datanet entail the resale of long distance switched and private line service.

  Local Exchange Services. A local call is one that by definition does not require the services of a long distance carrier and does not cross exchange boundaries. In general, the LECs connect end user customers within an exchange and also provide the local portion of most long distance calls, and LECs generate revenue from end user customers and from long distance carriers, which must pay access charges for the use of local exchange networks. Before the entrance of CAPs, the local exchange markets operated with virtually no competition.

  The market for local exchange services consists of a number of distinct service components. These service components are defined by specific regulatory tariff classifications including: (i) local network services, which generally include basic dial tone charges and private line services; (ii) network access services, which consist of access charges received by LECs from long distance carriers for the local portion of long distance telephone calls;
(iii) long distance network services, which include the variable portion of charges received by LECs for intraLATA long distance calls; and (iv) additional value added services such as caller identification, voice mail and call waiting.

  Prior to the passage of the Telecom Act, the Company could compete effectively for only certain of the service components listed in the preceding paragraph and in only a limited number of states. However, the Company currently believes that, over time, it will be able to offer a comprehensive range of local and long distance services in any area it chooses to serve.

  The following diagram illustrates an ICP local and long distance network:


                               [INSERT DIAGRAM]


  International. Historically, the European telecommunications environment was a closed market consisting almost exclusively of government owned and operated PTTs. Recently, however, the regulatory framework in Europe has begun to change and European countries have begun to privatize their telecommunication carriers. The European Union in 1990 issued a directive to its member states to liberalize telecommunication services other than switched voice services by opening their monopoly markets. The European Union further proposed that by July 1996 most member states allow facilities based competition for liberalized services.

  Internet Services. The Company believes that the Internet services market is growing very rapidly. However, the Company is unaware of any definitive estimate of market size and is unable to make an estimate.

  Network Systems Integration. The network systems integration market consists of the design, engineering, development and installation of communications networks and systems for a wide variety of end users, including telecommunications companies and other business and government users. The network systems integration market is an early stage, rapidly growing market due to technological developments, primarily in fiber optic and electronics, which allow for more efficient transmission of data, voice and video traffic. While the Company believes that network systems integration provides significant opportunities, the Company is unable to estimate with any degree of certainty the size of the potential market.

INTERNATIONAL NETWORK PLATFORM

  Communications networks can be divided into discrete categories by function, with relatively well defined interfaces between each function. The transmission function consists of physical media such as fiber optic cable coupled with transmission equipment to convert voice, data or video traffic to an appropriate signal (e.g. optical signals in the case of fiber optics) for transmission along the physical media. At the terminus of the transmission path, the transmission equipment converts the signal back to its original form. The transmission function (also sometimes referred to as the transmission network) can be used to connect users in a point-to-point dedicated fashion (called a dedicated circuit or private line) or to connect switches.

  Generically, the switching function is used to avoid the cost of connecting every communication user to every other user with dedicated circuits. By connecting each user to a device which, on demand, ensures that information is switched or routed to the intended recipient, each user need only be served by a single transmission path connected to the switching device.

  In the U.S. and globally, communications users are connected by a relatively uniform and standard transmission platform consisting of interconnected transmission networks owned by a variety of entities, including MFS. However, two different types of switching infrastructures have been relatively widely deployed, the traditional voice oriented circuit switched network and newer packet switched networks such as the Internet.

  Transmission Network. The Company provides communications services by utilizing a transmission network which consists of Company-owned facilities and capacity leased from other carriers both in the United States and internationally. The Company-owned portion of the transmission network consists of metropolitan area networks of fiber optic cables, transmission equipment and associated wiring and equipment. The Company's backbone transmission equipment is generally based on a standard called SONET in the United States or a comparable standard called Synchronous Digital Hierarchy
(SDH) in networks deployed internationally.

  The fiber optic cable utilized in the Company's networks typically contains from 12 to 144 optical fiber strands, each of which is capable of providing multiple telecommunications channels or "circuits". Depending on transmission electronics, a single pair of glass fibers on the Company's network currently can transmit, utilizing available SONET and SDH transmission equipment, up to 129,024 simultaneous two way voice conversations. These transmission protocols can also be used to carry data and video signals.

  A pair of copper wires generally can carry a maximum of 24 simultaneous voice conversations. Although the LECs and foreign telecommunications carriers have traditionally used copper wire in their networks, they currently are deploying fiber optic cable to supplement or upgrade portions of their copper-based networks, particularly in areas served by the Company. The Company expects that continuing developments in telecommunications equipment will increase the capacity of each optical fiber, thereby providing even greater capacity at relatively low incremental cost.

  Customer building locations are connected to the Company's transmission networks by extensions to one of a number of physical rings of fiber optic cable, which originate and terminate at the Company's central nodes. Signals are generally sent through the network simultaneously on both primary and alternate protection paths. Most buildings served have a discrete Company presence (referred to as a "remote hub") located in the building. Within each building, Company-owned internal wiring generally connects the remote hub to the customer premises. Customer equipment is connected to Company-provided electronic equipment generally located in the remote hub where customer transmissions are digitized, combined and converted to an optical signal. The traffic is then transmitted through the network to the Company's central node where originating traffic can be reconfigured for routing to its ultimate destination.

  The following table illustrates the growth of the Company's transmission network.

                                     AS OF           AS OF DECEMBER 31,
                                   MARCH 31, -----------------------------------
                                     1996      1995      1994     1993    1992
                                   --------- --------- --------- ------- -------
Circuits in Service(1)............ 3,304,345 2,960,766 1,713,430 947,391 589,130
Buildings Connected(2)............     7,420     5,720     2,754   1,583   1,101
Route Miles(3)....................     3,320     3,183     2,405   1,298     858
Fiber Miles(4)....................   213,149   199,726   107,919  62,154  38,595

- --------
(1) All circuits have been expressed as voice grade equivalent circuits.
(2) Number of buildings connected by Company-owned physical facilities or by interconnection with another carrier utilizing a leased facility.
(3) Route miles refers to the number of miles of the telecommunications path in which the fiber optic cables are installed.
(4) Fiber miles refers to the number of route miles installed (excluding pending installations) along a telecommunications path multiplied by the number of fibers along that path.

  Circuit Switching Platform. Circuit switching is a relatively mature technology which was originally developed to displace human operators who manually connected users engaging in voice conversations. The connections are made for the duration of the call and dedicate a fixed amount of capacity, whether that capacity is utilized or not.

  The amount of capacity dedicated is 4000 hertz or, if digitally encoded, 64,000 kbps. In recent times, circuit switched connections have been utilized for a wide variety of applications beyond voice calling, including fax, data transmission and Internet access. The vast majority of telecommunications services revenues is derived from circuit switched traffic.

  The Company has currently deployed 18 circuit switches, 16 of which are combined local and long distance switches and two of which are international gateway switches which enable voice grade connections between users in countries utilizing different technical standards.

  The Company intends to deploy a total of approximately 50 combined local and long distance switches in the United States. Deployment of circuit switches in other countries depends on regulatory developments which the Company is unable to predict with any precision at this time.

  Packet Switching Platform. Packet switching is, relative to circuit switching, a fairly new technology. The most widely implemented version of packet switching, which employs a standard called Transmission Control Protocol/Internet Protocol (TCP/IP), is found in the Internet. Under this standard, voice, data, or video information is divided into pieces and additional information, including the network address of the recipient, is attached. These strings of information are called "packets" and are of variable length depending on the type of information transmitted. Packets are sent from originator to recipient over the same kind of transmission network used by circuit switching. However, unlike this older standard, packet switching does not dedicate capacity to each connection between end users. Instead, packet switching shares available transmission capacity among multiple end users and end user packets are intermixed within that capacity. Originating transmission paths are connected to devices called routers which read the address attached to each packet. Packets are then sent along on an available, uncongested transmission path in the general direction of the recipient, in accordance with "rules" programmed into routers. Thus, individual packets, even though part of the same communications to the same user, may take different paths through the transmission network.

  The Company believes that packet switching has certain advantages over circuit switching including: the ability to mix voice, data and video; the ability to transmit information which requires higher capacity connections than available through the traditional circuit switched network; and the potential to transmit information at lower costs.

  The following table illustrates the relative cost advantage of the IP Packet switched Internet over other alternatives for certain business data transmissions.

                    COST OF DELIVERY FOR A 42 PAGE DOCUMENT

NEW YORK TO:          NEW YORK LOS ANGELES TOKYO            COMMENTS
- ------------          -------- ----------- ------ -----------------------------
Internet/(1)//(2)/...  $0.095    $0.095    $0.095 2 minutes at 9600 baud
America Online/(1)/..  $0.147    $0.147    $0.147 2 minutes at 9600 baud
U.S. Mail............  $ 3.00    $ 3.00    $ 7.40 first class/air mail
Federal Express......  $15.50    $15.50    $26.25 overnight letter
AT&T (peak)..........     n/a    $ 9.86    $28.83 31 minute fax at 14,400 baud;
                                                   CustomeNet Service
AT&T (off-peak)......     n/a    $ 6.88    $28.09 31 minute fax at 14,400 baud;
                                                   CustomeNet Service
NYNEX (peak).........  $ 0.44       n/a       n/a 31 minute fax at 14,400 baud;
                                                   day rates
NYNEX (off-peak).....  $ 0.16       n/a       n/a 31 minute fax at 14,400 baud;
                                                   night rates

Source: North River Ventures--August 1995.
- --------

/(1)/ Includes the Company's estimate of $0.081 for New York City local metered phone charges.

/(2)/ Based on 60 hours of Internet access at a flat rate of $25.00 per month.

  While the costs presented above are shown with specificity, there are a large number of factors which influence actual transmission costs. Among the factors which could influence one or more of the above costs are the form of the transmitted data, the amount of time required to transmit the data, the type and cost of hardware utilized, software costs, local access charges, one-time setup charges, monthly service charges, corporate discounts and other related charges or discounts in effect at any given time. In addition, there are other inherent differences between the alternatives, such as the form of the information transmitted, reliability of transmission, and security. These factors reduce the comparability of the alternatives and may result in transmission costs which vary significantly from those noted above.

  While the Company believes TCP/IP packet switching has certain advantages over circuit switching, TCP/IP based networks currently have a number of relative disadvantages including lack of quality of service guarantees, potential security issues and difficulty in transmitting information such as voice or video which must arrive at the recipient with little delay through the network and with individual packets in order.

 UUNET's Network Infrastructure

  UUNET's network infrastructure is based on its own 45 Mbps, DS-3 leased line, Frame Relay-based network of Cascade Communications Corporation ("Cascade") switches supporting Cisco Systems, Inc. ("Cisco") 7000 routers. This network infrastructure enables customers to access the Internet through dedicated lines or by placing a local telephone call (dial-up) through a modem to the nearest UUNET POP. Once connected, the customer's traffic is routed through UUNET's network infrastructure to the desired Internet location, whether on UUNET's network or elsewhere on the Internet.

  UUNET continues to upgrade its infrastructure in response to the increases in the number of customers purchasing UUNET's Internet access services, particularly UUNET's high-speed T-1 and T-3 access options. The Company believes that this network infrastructure provides the higher bandwidth, increased throughput and the reliability, capacity and the geographic coverage that the Company believes is required by businesses and professionals at a lower per unit cost than its previous infrastructure.

  The map below represents the cities in which local access is allowed by UUNET's current network infrastructure and the international gateway hub in Singapore, which was completed during May 1996. As of April 1, 1996, UUNET's network infrastructure, including Unipalm, a 40 percent interest in EUnet Germany, and a 51 percent interest in UUNET Canada, allowed local access to users at 543 POPs, including 288 outside of the United States as of April 1, 1996.




                                 [Insert map]




TELECOMMUNICATIONS SERVICES

  Unlike the BOCs and other large LECs which were organized geographically in response to the regulatory environment that existed before the Divestiture, the Company is organized to take advantage of ongoing technological, competitive and regulatory changes. As a part of the Company's strategy to be the primary provider of telecommunications services to business and government customers, MFS has developed a corporate structure which is organized around specific market segments.

 The MFS Telecom Companies

  Large users of telecommunications services typically have experienced staff to help meet their growing need for data and video transmission in addition to their traditional need for local and long distance voice service. Through MFS Telecom, the Company provides dedicated special access and local private line services to large users over fiber optic networks. MFS Telecom offers local switched services to certain of its customers.

  The Company organized MFS Datanet to provide services to data intensive users that the Company believed were inadequately served by traditional telecommunications networks. The Company provides various data transmission services at a variety of LAN speeds and protocols, including high speed LAN interconnect services such as Frame Relay, Ethernet, Token Ring and FDDI utilizing the Company's ATM network. The Company also provides a variety of lower speed data services.

 The MFS Intelenet Companies

  Small and medium sized businesses generally do not employ in-house telecommunications specialists to manage their facilities and negotiate local and long distance services with a number of different vendors. Through the MFS Intelenet Companies, the Company provides a single source for integrated local and long distance telecommunications services. Its customers enjoy a level of convenience which has been largely unavailable to them since the Divestiture, with a single point of contact, a single bill and rates which are frequently at a discount from the combined rates charged by the BOCs and the long distance carriers. In addition, the Company provides a wide range of value-added services, including calling card, 800 number, voice mail, customized billing and management reporting.

 MFS International

  MFS International provides international communications services designed to better serve MFS' existing customer base of multinational companies and to appeal to other business and government users abroad.

  In London and Stockholm, MFS International provides a full range of voice, data and video communications to businesses in greater London and Stockholm either over its own networks or by reselling services of incumbent carriers. MFS International also provides a growing range of communications services in certain other key European business centers and anticipates that it will continue to develop new markets throughout Europe as anticipated regulatory liberalization proceeds.

  MFS International provides international private line and enhanced services to end users and is authorized by the FCC to provide the full range of switched and private line voice and data services originating and terminating in the United States.

  In 1995, MFS International: (i) obtained government authorizations to construct and operate the first alternative metropolitan area fiber network in Frankfurt; (ii) was granted a full national and international operating license in Sweden; (iii) entered into an agreement with Telecom Finland to interconnect the two companies' data networks; (iv) received a license to construct and operate the first alternative metropolitan area fiber optic network in Paris; and (v) commenced offering non-facilities based services in Zurich. The construction of the Frankfurt network has been completed, and data, private line voice and closed user group switched voice service is now being offered to business customers in that city. The Company has been offering non-facilities based services in Paris since 1995. The installation of a network in Paris commenced in the first quarter of 1996 and service commenced in May 1996. In 1996, MFS began offering liberalized international resale services in Hong Kong.

 Global Network Services

  MFS Global Network Services manages the development and operations of MFS' networks. MFS Global Network Services contracts with MFS Network Technologies, which engineers and manages the construction of the fiber optic networks. As each portion of a network is completed, MFS Global Network Services manages the operation of the network.

INTERNET-RELATED SERVICES

  The Company plays a major role in making the Internet available to users through sales of dedicated circuits for local access and ATM-based backbone service to Internet service providers. MFS Datanet is also one of several companies that manage the operation of Network Access Points ("NAPs"), through which significant amounts of traffic on the Internet pass. MFS developed and manages NAPs that are known as MAE East in Washington, D.C., MAE West in San Jose, California and MAE Chicago in Chicago, Illinois. Additional NAPs are under development.

  UUNET provides a comprehensive range of Internet access options, applications and consulting services tailored to meet the needs of businesses and professionals. UUNET's solution has been designed to address many of the issues that have discouraged businesses and professionals from using the Internet in the past. The UUNET solution is based upon UUNET's high performance domestic and international network infrastructure designed specifically to provide reliable Internet connectivity to businesses with demanding throughput requirements.

  As of March 31, 1996, UUNET's primary Internet access options included (i) dedicated Internet access, with service ranging from high speed services (T-1 and above) for very large businesses with demanding throughput requirements to medium speed service via dedicated lines or frame-relay for small to mid-size businesses, and (ii) dial-up Internet access. These Internet access options are sold in the United States and in many foreign countries, and are also offered under varying names and different prices in the United Kingdom and Germany.

  UUNET also makes available to customers a variety of products and services, including Web server hosting and content development services, client software and security products and training, all of which can be integrated by UUNET through its network integration and consulting services. UUNET enables Internet users to purchase access, applications and services, including integration services, through a single source. UUNET's products and services are supported by a technical staff that is highly experienced in Internet operations and services. UUNET's network operations center monitors traffic across UUNET's network 24 hours per day, seven days per week.

  UUNET provides additional related products and services that are often required by UUNET's business customers, including: hardware, such as network equipment from Cisco and Ascend and Instant Internet from Performance Technology; digital modems and cabling; software, such as Chameleon from NetManage, Internet in a Box from Spry (a division of CompuServe); tutorials, such as seminars to educate current and potential customers about Internet access options and applications available from UUNET; and various consulting services, such as integrating various Internet access services and applications.

  The Company's objective is to be the leading supplier worldwide to businesses and professionals of complete communications solutions using Internet-related technologies. The acquisition of UUNET is a significant step toward the achievement of this objective. Following consummation of the Merger, the Company intends to focus on five key elements: (i) expanding operations worldwide; (ii) expanding high performance infrastructure; (iii) increasing focused marketing efforts; (iv) expanding and integrating product and service offerings; and (v) building and leveraging relationships with strategic partners.

 International Expansion Plan

  UUNET initiated a major international expansion in 1995. UUNET has established international gateway hubs in 14 countries (Australia, Belgium, Canada, France, Germany, Hong Kong, Italy, Japan, The Netherlands, Singapore, Spain, Sweden, Switzerland, the United Kingdom), which provide service in seven cities in Canada (Calgary, Edmonton, Montreal, Ottawa, Toronto, Vancouver, Winnipeg); nine cities in Europe (Amsterdam, Brussels, Cologne, London, Madrid, Milan, Paris, Stockholm, Zurich); three cities in Asia (Hong Kong, Singapore, Tokyo); and in Sydney, Australia. These hubs concentrate and route data traffic from UUNET's dedicated and dial-up customers as well as from the dial-up customers of The Microsoft Network. Microsoft has agreed to pay an operating fee and a management fee in connection with these hubs. See "--Microsoft Relationship."

  The rate of growth of Internet use worldwide has accelerated in the past year. In order to take advantage of worldwide growth of Internet use and accelerate UUNET's international expansion, UUNET significantly expanded its operations outside the United States during 1995. In November 1995, UUNET acquired Unipalm, the largest Internet service provider in Europe and the largest Internet access provider in the United Kingdom. In February 1996, UUNET completed the acquisition of 40 percent of the shares of EUnet Germany and, in April 1996, UUNET acquired the additional ownership interest in UUNET Canada. UUNET intends to accelerate its geographic expansion and expects to pursue various partnering arrangements to facilitate this expansion, including joint ventures, acquisitions and commercial arrangements.

  The Company intends to accelerate UUNET's international expansion begun in 1995 by pursuing several avenues, including acquiring other Internet service providers and complementary businesses and technologies in various target countries.

 Microsoft Relationship

  In December 1994, UUNET and Microsoft entered into a strategic relationship for the development, operation and maintenance of a large-scale high speed dial-up and ISDN TCP/IP access network which is the primary Internet dial-up network and infrastructure for Microsoft, including The Microsoft Network. This relationship provides UUNET with the opportunity to accelerate the expansion of the geographic coverage and capacity of its network infrastructure domestically and internationally. The access network is an integral part of the dial-up and ISDN component of UUNET's upgraded network infrastructure. As a result, the geographic coverage of the access network is the same as that of UUNET's overall network infrastructure.

  Microsoft and UUNET have agreed upon the schedule for deployment of the network, and Microsoft is obligated to pay an operating fee equal to the cost of constructing, maintaining and operating the U.S. and Canadian dial-up network and the first 14 international gateway hubs and to pay a management fee regardless of any delay by Microsoft in its use of the network. The terms of construction, maintenance and operation (including the allocation of costs and the payment of fees) of international gateway hubs beyond the initial 14 such hubs are subject to future agreement between Microsoft and UUNET. UUNET expects that the terms of any funding or revenues from Microsoft relating to additional international hubs, if any, will be different from those of the Microsoft Agreement. In addition, UUNET and Microsoft have an understanding that providers of Internet access services (such as the PTTs) will begin to bear certain of the costs of the 14 international gateway hubs. As this begins, Microsoft's share of such costs will decrease, and UUNET will become more dependent upon such providers and other customers for revenues to support such costs. Microsoft continues to evolve its international strategy for The Microsoft Network, and its final strategy may differ materially from that originally anticipated. Although UUNET is Microsoft's primary Internet access provider, there can be no assurance that Microsoft will obtain additional Internet network infrastructure or capacity it may require from UUNET, other than that specified in the Microsoft Agreement. Microsoft has announced a relationship with MCI under which MCI will resell The Microsoft Network, Microsoft's Internet Explorer Web browser software and other Microsoft Internet-related software. Although the terms of the relationship have not been fully disclosed, this relationship with MCI may allow access to The Microsoft Network through MCI's dial-up network. Further, Microsoft is developing relationships with other Internet service providers to resell The Microsoft Network and the Internet Explorer. As originally planned, Microsoft is developing relationships with foreign and domestic telecommunications companies and Internet access providers to resell access to The Microsoft Network. If Microsoft fully develops these resale relationships, UUNET may not receive revenues from Microsoft beyond Microsoft's guaranteed minimum payments. Any failure of such revenues to increase could have a material adverse effect on UUNET's business, financial condition or results of operations.

  As part of its relationship with UUNET, Microsoft made an equity investment in UUNET, which currently represents approximately 13 percent of the outstanding UUNET Common Stock. Microsoft also agreed to lend UUNET up to $26.0 million to finance the purchase of equipment used in construction of the network; $3.2 million of this amount remained available for borrowing as of March 31, 1996. UUNET owns the equipment and Microsoft retains a security interest in the network equipment and in UUNET's revenues from the network. Depending upon UUNET's success in meeting certain operational criteria agreed upon between UUNET and Microsoft, the management fee payable by Microsoft to UUNET varies between six percent and ten percent of the operating costs to be funded by Microsoft (exclusive of interest on the loan) and may be temporarily suspended in the event of a sustained operational failure of the network. Revenues from Microsoft accounted for approximately 20%, 34% and 37% of UUNET's consolidated revenues for the year ended December 31, 1995 and the quarters ended December 31, 1995 and March 31, 1996, respectively.

  The network-related agreement with Microsoft has an initial term ending in March 2000, renewable by Microsoft for an additional five years. After September 1996, Microsoft may terminate the agreement if UUNET breaches certain material terms of the agreement and is unable to cure, thereby causing a sustained operational failure of the dial-up access network and under certain other circumstances. The terms of the agreement with Microsoft restrict UUNET's ability, prior to March 1997, to enter into similar agreements for the deployment of other large-scale dial-up networks with, among others, on-line service providers intending to deploy a domestic or international on-line service. The Company does not believe that the effect those restrictions will have a material adverse effect on UUNET's business as UUNET plans to focus on the domestic and international deployment, operation and expansion of the Microsoft dial-up access network and UUNET's core business (the provision of Internet access options, applications and consulting services).

CUSTOMERS AND MARKETING

 Telecommunications Services

  The Company's marketing activities are directed toward business and government customers. Sales and marketing activities are conducted by direct sales and marketing forces in each business market and by national account managers. In addition, the Company markets its services through advertisements, trade journals, media relations, direct mail and participation in trade conferences. The Company's customers include large corporations, financial services companies, governmental departments and agencies, and academic, scientific and other major institutions, as well as medium and small businesses and long distance carriers.

  The Company's customers typically enter into service agreements of at least twelve months which usually convert into month-to-month agreements at the end of the term. Certain customers have entered into longer term agreements. Customer billings are divided into recurring and non-recurring charges (including one-time installation charges).

 Internet-Related Services

  UUNET's customers are businesses and professionals in many lines of business. UUNET estimates that its customer base included over 22,000 business and professional accounts as of March 31, 1996. In 1995, no customer other than Microsoft accounted for more than one percent of UUNET's total revenues. See " -- Microsoft Relationship."

  Historically, UUNET has sold its Internet access and applications products and services primarily through its direct telephone sales force. Call activity is generated in response to a variety of promotional programs, including advertising in general business and specialty periodicals, participation in industry shows and public relations. The sales organization also includes the installation group which is responsible for support for the first 30 days after installation. In addition, UUNET engages in local promotional programs to support newly opened service locations.

  After the Merger, the Company intends to utilize its direct sales force to expand the marketing of UUNET's Internet services and associated products.

 Network Systems Integration Services

  MFS Network Technologies' third party customers include major local and long distance telecommunications carriers, public utilities, cable television operators, agencies of federal, state and local government and large corporations. The Company's network systems integration segment revenues are and may continue to be dependent upon a small number of large projects. Accordingly, these revenues are likely to vary significantly from period to period.

COMPETITION

 Telecommunications Services

  Virtually all markets for telecommunications services are extremely competitive. MFS expects that competition will intensify in the future. In each of its markets, MFS faces significant competition from larger, better financed incumbent providers. MFS competes domestically and internationally with incumbent carriers, which have historically dominated their local telecommunications markets. The incumbent LECs have established relationships with their customers and provide those customers with various transmission and switching services that the Company, in many cases, is not currently allowed by regulators to offer or only recently began to offer such services. The Company has sought and will continue to seek to achieve regulatory parity with the LECs in order to provide local telecommunications services, including reasonable and nondiscriminatory access to equipment rooms, rights-of-way and comparable treatment with respect to the imposition of franchise fees. See "-- Government Regulation." Incumbent LECs, however, presently have numerous advantages as a result of their historical monopoly of the local exchange market. The Company continues to challenge, before federal and state regulators, many inequities which exist because of the LECs' historical status. The Company believes the Telecom Act may enhance its ability to achieve parity with the LECs over time. However, the Telecom Act may also increase the degree of competition the Company experiences.

  A continuing trend toward business combinations and alliances in the telecommunications industry may create significant new competitors to the Company. Many of the Company's existing and potential competitors have financial, personnel and other resources significantly greater than those of the Company.

  The Company also faces competition in most markets in which it operates from one or more CAPs operating fiber optic networks, in many cases in conjunction with the local cable television operator. AT&T, MCI and Sprint have each indicated its intention to offer local telecommunication services in major U.S. markets using their own facilities or by resale of the LECs, or other providers' services. In addition to the LECs, CAPs and CLECs, competitors potentially capable of offering private line, special access and switched services include cable television companies, electric utilities, long distance carriers, microwave carriers, wireless telephone system operators and private networks built by large end users.

  Under the Telecom Act and ensuing federal and state regulatory initiatives, barriers to local exchange competition are being removed. Adoption of the co-carrier checklist and introduction of facilities-based local competition, however, is required before the BOCs may provide in-region interexchange long distance services. The BOCs are currently allowed to offer certain "incidental" long distance services in-region and to offer out-of-region long distance services. Once the BOCs are allowed to offer widespread in-region long distance services, both they and AT&T, MCI and Sprint will be in a position to offer single source local and long distance services similar to that being offered by MFS. The Company expects that the increased competition made possible by regulatory reform will result in certain pricing and margin pressures in the domestic telecommunications services business.

  Because it believes it currently has certain advantages relating to quality control, network maintenance and cost savings resulting from its use of the Company's existing fiber optic network, MFS believes that it may enjoy certain advantages with respect to certain of its competitors. There is no guarantee that MFS will be able to maintain these advantages.

  MFS Intelenet competes with the LECs, certain CAPs and CLECs, equipment vendors and installers, long distance providers and telecommunications management companies. Although MFS believes that no single competitor offers integrated telecommunications services nationwide over its own local facilities exclusively for business customers, each of these types of competitors currently provides some or all of the services MFS Intelenet offers or plans to offer. Because it believes it has certain advantages relative to quality control, network maintenance and cost savings resulting from its use of the Company's existing fiber optic networks, MFS believes that MFS may enjoy certain advantages with respect to certain of its competitors.

  The Company believes that the Telecom Act, as well as a recent series of transactions and proposed transactions between telephone companies and cable companies, increases the likelihood that barriers to local exchange competition will be removed. The introduction of such competition, however, also increases the possibility that BOCs will be authorized to provide interexchange services. If BOCs are permitted to provide such services, they will be in a position to offer single source service similar to that being offered by MFS Intelenet.

  Although the Company believes that no single competitor currently offers high-speed end-to-end interstate LAN interconnection services over its own local facilities, potential competitors for these services include stand-alone data transmission entities, as well as LECs, other CAPs and cable television companies.

 Internet Related Services

  The market for data communications services, including Internet access and on-line services, is extremely competitive. In the case of non-facilities based providers, there are no substantial barriers to entry, and the Company expects that competition will intensify in the future. The Company believes that its ability to compete successfully depends on a number of factors, including market presence; the ability to execute a strategy of rapid expansion; the capacity, reliability and security of its network infrastructures; ease of access to and navigation of the Internet; the pricing policies of its competitors and suppliers; the timing of the introduction of new products and services by the Company and its competitors; the Company's ability to support industry standards; and industry and general economic trends. The Company's success in this market will depend heavily upon its ability to provide high quality Internet connectivity and value added Internet services at competitive prices.

  The Company's current and potential U.S.-based competitors generally may be divided into the following three groups: (1) telecommunications companies, such as AT&T, MCI, Sprint, WorldCom, BOCs and @Home; (2) other Internet access providers, such as BBN Corporation ("BBN"), NETCOM On-Line Communication Services, Inc., PSINet Inc. ("PSI"), and other national and regional providers; and (3) on-line services providers, such as America Online Inc. ("America Online"), CompuServe Corporation ("CompuServe"), Intuit Inc., Microsoft, and Prodigy. Certain of these competitors have greater market presence, engineering and marketing capabilities, and financial, technological and personnel resources than those available to the Company. As a result, they may be able to develop and expand their communications and network infrastructures more quickly, adapt more swiftly to new or emerging technologies and changes in customer requirements, take advantage of acquisition and other opportunities more readily, and devote greater resources to the marketing and sale of their services than can the Company.

  The Company expects that all of the major on-line services providers will expand their current services to compete fully in the Internet connectivity market. In addition, the Company believes that new competitors, including large computer hardware, software, media and other technology and telecommunications companies, will enter the Internet connectivity market, resulting in even greater competition for the Company. Certain companies, including America Online, AT&T, BBN and PSI, have obtained or expanded their Internet access products and services as a result of acquisitions and strategic investments. Such acquisitions may permit the Company's competitors to devote greater resources to the development and marketing of existing competitive products and services. The Company expects these acquisitions and strategic investments to increase, thus creating new competitors to MFS and UUNET. In addition, the ability of some of the Company's competitors to bundle other services and products with Internet connectivity services, such as the Internet service offerings recently announced by AT&T and MCI, could place the Company at a competitive disadvantage.

  As a result of increased competition in the industry, the Company expects to continue to encounter significant pricing pressure, which in turn could result in significant reductions in the average selling price of the Company's Internet-based services. For example, certain of the Company's competitors, including AT&T and MCI, provide customers with low priced or free Internet access services in connection with the purchase of telephone or other communications services, significantly increasing price pressures on the Company. UUNET has in the past reduced prices on certain of its Internet access options and the Company may do so in the future. There can be no assurance that the Company will be able to offset the effects of any such price reductions through an increase in the number of its customers, higher revenue from enhanced services, cost reductions or otherwise. In addition, the Company believes that the data communications business, and in particular Internet access and on-line services businesses, are likely to encounter consolidation in the near future, which could result in increased price and other competition in the industry. Increased price or other competition could result in erosion of the Company's market share and could have a material adverse effect on the Company's business, financial condition and results of operations. There can be no assurance that the Company will have the financial resources, technical expertise, marketing and support capabilities or expansion and acquisition possibilities to continue to compete successfully.

 Network Systems Integration

  MFS Network Technologies' primary network systems integration competitors are the BOCs, long distance carriers, equipment manufacturers and major independent telephone companies. In certain circumstances, MFS Network Technologies may also compete with regional and local systems integration and construction firms for integration and installation projects. In the automatic vehicle identification market, MFS Network Technologies competes with specific manufacturers and several of the aerospace defense contractors that have indicated an intention to shift to commercial markets.

 International Competition

  The three international markets in which the Company competes are international services from the United States, international services from certain countries in continental Europe and Hong Kong and certain domestic services within the United Kingdom, France, Germany and Sweden. The Company offers private line, high-speed LAN interconnect data, and voice services in each of these markets, subject to varying governmental authorizations.

  The Company faces competition in international service originating in the United States from, among others, AT&T, MCI, Sprint and WorldCom. These companies own significant international cable capacity and have established operating agreements with governmental and private telecommunications providers in Europe, Asia and elsewhere which reduces their cost to provide service. Each of these companies is larger and better financed than the Company. In international markets, MFS competes with the incumbent telecommunications carrier, which generally offers both local and long distance service and benefits from its history as an incumbent provider.

  The United Kingdom allows for direct facilities-based competition for domestic services. The Company competes in the United Kingdom with British Telecom ("BT") and other facilities-based licensed carriers. Currently, there are fifteen direct competitors and forty-five licensed applicants in the United Kingdom. These numbers may expand if the United Kingdom allows carriers in addition to BT and Mercury Communications Limited ("Mercury") to provide facilities based international services, which it may do in July 1996. Many European countries are expected to allow facilities based competition for liberalized services later this year. At this time it is unclear under what terms and conditions these services will be allowed, if at all.

  In continental Europe the PTTs, and other incumbent telecommunications providers, generally retain their monopoly on public services. While the Company operates on a limited basis as a facilities-based carrier in Frankfurt, Germany and Paris, France and received a facilities based operating license to service Stockholm, Sweden. With these limited exceptions, MFS must compete with the monopoly PTTs based on resale of their private line and voice services. Other companies which offer service on this resale basis include AT&T, MCI, BT and Sprint.

  As the Company expands its Internet-related services internationally, the Company will be forced to compete with and buy services from government owned or subsidized telecommunications providers, some of which may enjoy an absolute monopoly on telecommunications service essential to the Company's business. There can be no assurance that the Company will be able to purchase such services at a reasonable price or at all. For example, in the United Kingdom, the Company competes directly with: (1) telecommunications companies, such as BT, Mercury and others; (2) other Internet access providers, such as Demon Internet Limited ("Demon") and EUnet; and (3) on-line services providers, such as CompuServe, America Online/Bertelsmann, Microsoft and AT&T.

  In addition to the risks associated with the Company's previously described competitors, these foreign competitors may possess a better understanding of their local markets and may have better working relationships with local telecommunications companies. There can be no assurance that the Company can obtain similar levels of local knowledge and failure to obtain that knowledge could place the Company at a serious competitive disadvantage.

GOVERNMENT REGULATION

  MFS is subject to varying degrees of federal, state, local and international regulation. In the United States, MFS is most heavily regulated by the states, especially for the provision of local exchange services. MFS must be separately certified in each state to offer local exchange services. No state, however, subjects MFS to price cap or rate of return regulation, nor is MFS currently required to obtain FCC authorization for installation or operation of its network facilities used for domestic sources. FCC approval is required, however, for the installation and operation of its international facilities and services. Both the states and the FCC have determined that non-dominant carriers, such as MFS, are required to file interstate tariffs on an ongoing basis, setting forth MFS' rates and operating procedures. Challenges to these tariffs by third parties may cause MFS to incur substantial legal and administrative expenses. The FCC has initiated a rulemaking to eliminate this requirement for all nondominant carriers, such as the Company. In addition, MFS is subject to varying degrees of regulation in the foreign jurisdictions in which it conducts operations including authorization for the installation and operation of its network facilities. Although the trend in federal, state and international regulation appears to favor increased competition and reduced regulation, no assurance can be given that changes in current or future regulations adopted by the FCC, state or foreign regulations or legislative initiatives in the United States and abroad would not have a material adverse effect on MFS.

  Legislation. On February 8, 1996, President Clinton signed into law the Telecom Act, comprehensive federal telecommunications legislation affecting all aspects of the telecommunications industry. The Telecom Act establishes a national policy that promotes local exchange competition. At the heart of the Telecom Act is the requirement that local and state barriers to entry into the local exchange market be removed. The Telecom Act establishes uniform standards under which the FCC and the state commissions are to implement local competition and co-carrier arrangements in the local exchange market. The Telecom Act also imposes significant obligations on the BOCs and other incumbent local exchange carriers, including the obligation to interconnect their networks with the networks of competitors. Each incumbent LEC would be required not only to open its network but also to unbundle the network so competitors may purchase only those portions of the network that they require. The pricing of these unbundled network elements and services will determine whether it is economically attractive to use these elements. Incumbent LECs will be required to make available for resale to new entrants all services they offer end user customers on a retail basis to non-telecommunications carriers. The Telecom Act also imposes requirements on LECs, such as the Company, to provide interconnections, reciprocal call termination, telephone number portability and resale of its telecommunications services.

  The Telecom Act provides, among other things, that the BOCs and other incumbent LECs satisfy a competitive checklist, providing MFS and other competitors the services and facilities necessary to offer local switched services. Under the Telecom Act, the FCC is directed to interpret and clarify these terms. The FCC is currently engaged in rulemaking proceedings to establish these arrangements, which will ultimately be implemented by the state telecommunications or regulatory commissions. The FCC is scheduled to adopt these rules later this year. The following table summarizes the key factors of the legislatively mandated competitive checklist, often referred to as "co-carrier status," being pursued by the Company with the FCC and with state regulators and the anticipated effect of these factors on the Company's ability to provide fully competitive services on an economically efficient and technically feasible basis.

       ISSUE                  DEFINITION                 ANTICIPATED EFFECT
 ------------------ -----------------------------   ----------------------------
 Interconnection    Efficient network               Allows MFS to terminate
                    interconnection to transfer     traffic to LEC subscribers
                    calls back and forth between    and to service to customers
                    LECs and competitive networks   not directly connected to
                    (including local exchange       its networks
                    services, private line, 911,
                    0+, directory assistance,
                    etc.)
 Local Loop         Allows competitors to           Reduces MFS' capital and
 Unbundling         selectively gain access at      operating costs to serve
                    cost-based rates to LEC wires   customers not directly
                    from central offices to         connected to its networks
                    customer premises not located
                    on MFS' network
 Reciprocal         Mandates reciprocal             Improves MFS' margins for
 Compensation       compensation for local          local service
                    traffic exchange between LECs
                    and competitors
 Number Portability Allows customers to change      Allows customers to switch
                    local carriers without          to MFS-provided local
                    changing numbers; true          service without changing
                    portability allows incoming     phone numbers
                    calls to be routed directly
                    to the customer; interim
                    portability allows incoming
                    calls to be routed through
                    the LEC
 Access to Phone    Allows competitors to assign    MFS can provide telephone
 Numbers            new telephone numbers to        numbers to new customers on
                    their customers                 the same basis as the LEC

  The BOCs' incentive to comply with the Telecom Act's opening of the local exchange market to competition derives from the Telecom Act's provisions allowing the removal of the current ban on BOC provision of interLATA (local access transport areas) toll service and equipment manufacturing. This ban will only be removed after the BOC demonstrates to the FCC, in consultation with the Department of Justice and the relevant state commissions, that the BOC has met the requirements of the competitive checklist which details the basic co-carrier requirements and the FCC concludes that BOC entry into long distance is in the public interest. The BOC must also generally show that it has entered into an approved interconnection agreement with at least one unaffiliated, facilities-based competitor in some portion of a state before offering long distance service in that jurisdiction.

  While state-by-state regulatory activity has to date brought co-carrier arrangements or initiatives to various degrees of completion in approximately 25 states, the Telecom Act is intended to accelerate the process and create a competitive environment in all markets, eliminating state and local statutory and regulatory barriers to entry. This preemption of state laws barring local competition and the relaxation of regulatory restraints should enhance the Company's ability to expand its service offerings nationwide.

  The Company, as a facilities-based, multi-market competitive provider already active in emerging co-carrier environments, is now given legislative support to complement its co-carrier services in markets across the country. In addition to providing the Company with a national framework to achieve co-carrier status in local exchange markets, the Telecom Act permits MFS, as a telecommunications carrier with less than 5% of nationwide prescribed access lines, to continue to offer single source combined packages of local and long distance services. AT&T, MCI and Sprint may not bundle in a BOC's territory their local services resold from a BOC and long distance service until the BOC is authorized to enter the interLATA long distance market or for three years, whichever event occurs earlier.

  The Telecom Act, by removing barriers to entry into the local exchange market and at the same time enabling multiple carriers to compete with the Company in the provision of local and long distance services, ultimately allowing the BOCs and large interexchange carriers to offer their own packages of single source local/long distance services, substantially increases the competition the Company will face.

  The Telecom Act also creates a new Federal-State Joint Board for the purpose of making recommendations to the FCC regarding the implementation of a largely revised universal service program. All telecommunications carriers, including the Company, that provide interexchange services are required to contribute, on an equitable and nondiscriminatory basis, to the preservation and advancement of universal service pursuant to a specific and predictable universal service mechanism to be established by the FCC. The Company is unable to predict the final formula for universal service contribution and its own level of contribution.

  The Telecom Act in some sections is self-executing, but in most cases the FCC must issue regulations that identify specific requirements before the Company and its competitors can proceed to implement the changes the Telecom Act prescribes. The FCC already has commenced several of these rulemaking proceedings. In addition, the Telecom Act retains the authority of individual state utility commissions to impose their own regulation of local exchange services so long as such regulation is not inconsistent with the requirements of the Telecom Act. The Company is unable to predict the final form of such regulation and its potential impact on the market.

  Federal Regulation. The Company maintains an active profile before federal regulators and has initiated and participated in many significant proceedings before the FCC, influencing the development of interstate telecommunications. As a result of rulings announced in September 1992 and August 1993 (the "Interconnection Decisions") by the FCC, the Company is able to offer interstate special access and switched access transport services to virtually every business and government end user in the metropolitan areas which the Company elects without being directly connected to such customers. The Interconnection Decisions enabled CAPs to compete for transport of switched long distance calls between LEC central offices and long distance carrier POPs. At the same time the LECs were granted greater pricing flexibility for those services. Portions of the Interconnection Decisions are currently subject to further review at the FCC. These issues are also likely to further be interpreted by the FCC as it construes the federal legislation.

  In March 1995, MFS introduced an initiative before the FCC calling for the nationwide unbundling of the "local loops" controlled by the LECs in order to make those facilities available on a cost-based basis to all eligible local service providers, including MFS, following initiation of local competition. The local loop is the part of the LEC networks that physically connects the customer's premises to the central office and is used to receive and originate local and long distance calls. The Company is simultaneously pursuing similar initiates before individual state regulatory commissions and has obtained orders or entered into agreements with incumbent LECs to obtain unbundled loops in a number of states. The FCC will address local loop unbundling and related unbundling issues in connection with its interpretation of the Telecom Act.

  In July 1995, the FCC took two actions related to the assignment of telephone numbers, first mandating that over the course of the next year responsibility for administering and assigning local telephone numbers be transferred from the BOCs and a few other LECs to a neutral entity, and second, proposing a regulatory structure under which a wide range of number portability issues would be resolved. The FCC is expected to address these and other number portability issues in connection with its ongoing interpretation of the Telecom Act. The Company envisions that the FCC will initiate many additional proceedings, as a result of the enactment of federal legislation, defining and construing the terms, conditions and prices of the various components necessary for local competition.

  State Regulation. Historically, certain of the Company's private line and special access circuits were classified as intrastate and therefore subjected to state regulation. As its local service business and product lines expand, the Company will be offering more intrastate service and will increasingly be subject to state regulation. In all states where certification is required, except the District of Columbia, the Company's operating subsidiaries are certificated as common carriers. In May 1996, the Company asked the FCC to preempt the District of Columbia PSC in a manner which would authorize the Company to provide local service in the District, irrespective of any action or lack of action by the District of Columbia PSC regarding the Company's pending application to offer local service. In all states, the Company believes that it operates with the appropriate state regulatory authorization. The Company currently is authorized to provide intrastate toll or a combination of local and intrastate toll service in 48 states. These authorizations vary in the scope of the intrastate services permitted. In most of the jurisdictions where the Company has network facilities, it is authorized to provide competitive local exchange services. Following passage of the Telecom Act, the Company is in the process of seeking to expand and improve upon the scope of its intrastate certifications to offer competitive local switched services in all markets where it has network facilities. Further, the Company is initiating or furthering local interconnection discussions with LECs in all such markets.

  In connection with passage of the Telecom Act, which provides the states various opportunities to implement the Telecom Act, the Company continues to support efforts at the state level to establish specific procedures introducing competition in local markets and to permit MFS to operate on the same basis and with the same rights as the incumbent LECs. Currently, a number of state public utility commissions have both allowed local competition and endowed MFS and other non-dominant carriers with varying degrees of co-carrier status. These include a number of key states including California, Connecticut, Florida, Illinois, Maryland, Massachusetts, Michigan, New York, Ohio, Oregon, Pennsylvania, Texas and Washington. These states, in combination, represent a significant percentage of MFS' domestic customer base. MFS is in the process of obtaining or improving upon co-carrier arrangements in all jurisdictions where it has network facilities. As a result of co-carrier status, MFS expects to realize lower costs for providing switched local services, which is jurisdictionally intrastate and currently subject to state regulation.

  Under the Telecom Act, MFS has entered into interconnection discussions with all LECs in areas where MFS conducts business. In January 1995, MFS entered into an interim agreement with New York Telephone Company which addressed, among other things, reciprocal compensation and number portability in the New York market. The Company believes that the New York agreement was the first of its kind, and combined with a previous agreement on interconnection, direct assignment of numbers and local loop unbundling, served as a model for co-carrier agreements with other LECs. A similar agreement was concluded with New England Telephone and Telegraph Company. On November 20, 1995, the Company announced that it entered into a comprehensive agreement with Pacific Bell. The MFS-Pacific Bell agreement addresses number portability, reciprocal compensation, unbundled local loops and other significant financial and technical arrangements of co-carrier status with respect to Pacific Bell's operating territory in California, the Company's largest state market. This agreement, with modest modifications, has been approved by the PUC. The Company believes that this agreement could provide a model for future co-carrier arrangements with other LECs. On February 19, 1996, the Company entered into a partial co-carrier agreement with GTE-Florida which is largely modeled on the MFS-Pacific Bell agreement. On April 9, 1996, the Company entered into a partial co-carrier agreement with GTE-California. The Company also has interconnection agreements with other LECs. Under the Telecom Act, the Company is seeking to expand the scope and improve the terms of its various interconnection agreements.

  Local Government Authorizations. The Company is required to obtain street opening and construction permits to install and expand its fiber optic networks. In some of the metropolitan areas where the Company provides network services, the MFS Telecom Companies pay license or franchise fees based on a percent of gross revenues or other formulas. These fees are often higher than those paid by incumbent LECs. Under the Telecom Act, the Company may determine to challenge or re-negotiate certain of these agreements.

  International. Historically, the European telecommunications environments was a closed market consisting almost exclusively of PTTs or other incumbent monopoly operators. Recently, however, the regulatory framework in Europe has begun to change. European countries are beginning to privatize their telecommunications carriers. Other foreign markets are also experiencing increased competition. The European Union in 1990 issued a directive to its member states to liberalize telecommunications services other than switched voice services by opening their monopoly markets. The European Council of Ministers has established a January 1, 1998 deadline on liberalizing switched voice services in most European countries. The European Union further proposed that by July 1996, most member states allow facilities based competition for liberalized services. Individual countries, like the United Kingdom and Sweden, have determined to allow local competition and competitive infrastructure prior to that prescribed deadline. Most countries have announced their intent to meet the European Union's competitive goal no later than January 1, 1998. The Company is seeking on a country-by-country basis to accelerate those dates. There is no assurance that the Company will be successful in these activities, and if it is, the specific terms and conditions under which such services will be allowed.

  Internet-related services are not currently subject to direct regulation by the FCC or any other U.S. agency, other than regulation applicable to businesses generally. The FCC recently requested comments on a petition filed by the America's Carriers Telecommunication Association which requests that the FCC regulate certain voice transmissions over the Internet as telecommunications services. Changes in the regulatory environment relating to the telecommunications or Internet-related services industry, could have an adverse effect on the Company's Internet-related services business. The Telecom Act may permit telecommunications companies, BOCs or others to increase the scope or reduce the cost of their Internet access services. The Company cannot predict the effect that the Telecom Act or any future legislation, regulation or regulatory changes may have on its business.

                                  MANAGEMENT

  Set forth below are the names, ages, positions with MFS, business experience, directorships in other companies and Board committee memberships of the directors and senior executive officers of MFS:

NAME                     AGE                            POSITION
- ----                     ---                            --------
James Q. Crowe..........  46 Chairman of Board and Chief Executive Officer
Royce J. Holland........  47 President, Chief Operating Officer and Director
R. Douglas Bradbury.....  45 Executive Vice President, Chief Financial Officer and Director
Ronald R. Beaumont......  47 Executive Vice President
Kevin J. O'Hara.........  35 Executive Vice President
Kirby G. Pickle.........  39 Executive Vice President
Colin V.K. Williams.....  56 Executive Vice President
Terrence J. Ferguson....  53 Senior Vice President, Secretary and General Counsel
Howard Gimbel...........  65 Director
William L. Grewcock.....  70 Director
Richard R. Jaros........  44 Director
Robert E. Julian........  57 Director
David C. McCourt........  39 Director
Ronald W. Roskens.......  63 Director
Walter Scott, Jr........  65 Director
Kenneth E. Stinson......  53 Director
Michael B. Yanney.......  62 Director

  Mr. Crowe has been the senior executive officer of the Company since its inception. He has served as Chairman of the Board of the Company since 1988, Chief Executive Officer since November 1991 and was President (January 1988-- June 1989 and April 1990--January 1992). Mr. Crowe has also served as President and Vice President of Kiewit Industrial Co., which is involved in large industrial construction projects, such as independent power projects, co-generation facilities, and, until 1988, telecommunications projects. Prior to joining PKS in 1986, Mr. Crowe was employed by Morrison-Knudsen Corporation, a major construction and engineering company based in Boise, Idaho, where he held the position of Group Vice President with responsibility for the electric power market. Mr. Crowe is a Director of Peter Kiewit Sons', Inc. ("PKS"), KDG, RCN Corporation, a subsidiary of KDG ("RCN"), and CalEnergy Company, Inc., a geothermal energy producer, which is partially owned by KDG ("CEC"). In addition, since October 1993, Mr. Crowe has been a Director of C-TEC Corporation ("C-TEC"), a company controlled by RCN that, until MFS acquired these operations from C-TEC on May 8, 1995 owned a competitive access provider providing business services in Westchester County, New York. Mr. Crowe is presently a member of the executive committee of the MFS Board of Directors (the "Executive Committee").

  Mr. Holland has been a Director and the President and Chief Operating Officer of the Company since January 1992. He has been the Chairman of MFS Intelenet since November 1992. He was the President and Chief Executive Officer of MFS Telecom between April 1990 and November 1992. He was previously the President (June 1989--April 1990) and Vice President (February 1988--May
1989) of the Company. Before joining the Company, Mr. Holland held various management positions with Energy Factors, Inc., an independent power company based in San Diego, California, and Morrison-Knudsen Corporation. Mr. Holland is a Director of KDG. Mr. Holland is presently a member of the Executive Committee.

  Mr. Bradbury has been the Chief Financial Officer since January 1992 and Executive Vice President since August 1995. Previously, Mr. Bradbury was Senior Vice President of MFS from September 1992 to August 1995, and prior to that, he was Senior Vice President--Corporate Affairs for MFS Telecom. Before joining MFS in 1988, he was Executive Vice President and Chief Operation Officer at American Pioneer Telephone, Inc., a regional long distance carrier based in Orlando, Florida, and a Vice President of Manufacturers Hanover Trust Company in New York City and Milan, Italy.

  Mr. Beaumont has been an Executive Vice President of the Company since August 1995 and President and Chief Executive Officer of MFS North America (responsible for MFS Telecom and MFS Intelenet) since May 1996. He was President and Chief Executive Officer of MFS Telecom Companies from August 1995 to May 1996 and was President and Chief Executive Officer of MFS Telecom from November 1992 to August 1995. From September 1992 to August 1995 he was a Senior Vice President of the Company. He joined MFS Telecom as Senior Vice President of Operations and Engineering and had general management responsibilities over MFS Telecom's Southern Division, comprising seven metropolitan area networks. From 1987, Mr. Beaumont was Executive Vice President of Institutional Communications Company, the predecessor to Metropolitan Fiber Systems of Washington, D.C., Inc. prior to its acquisition by MFS Telecom in October 1991.

  Mr. O'Hara has been an Executive Vice President of the Company and President and Chief Executive Officer of Global Network Services since August 1995. From October 1992 to August 1995, he was a Senior Vice President of the Company and the President and Chief Executive Officer of MFS Development. From 1990 to 1992 he was a Vice President of MFS Telecom, with successive responsibilities for engineering construction, network services and strategic development. Prior to joining MFS Telecom, he was the area manager for MFS Network Technologies with responsibility for the installation of the MFS Telecom Networks. Prior to joining the Company, Mr. O'Hara held various construction management positions with PKS.

  Mr. Pickle has been an Executive Vice President of the Company since August 1995; previously, he was President and Chief Executive Officer of the MFS Intelenet Companies from August 1995 to May 1996 and he was President and Chief Executive Officer of MFS Intelenet from November 1992 until August 1995. From September 1992 to August 1995 he was a Senior Vice President of the Company. Previously, he was Senior Vice President of Sales and Marketing of MFS Telecom, and had general management responsibilities over MFS Telecom's Northern Division, comprising six metropolitan area networks. Prior to joining MFS Telecom in January 1991, he was Vice President of Marketing/Business Development for Sprint, and has held other sales, customer service and marketing positions with Sprint, MCI and AT&T.

  Mr. Williams has been Executive Vice President of the Company since August 1995, and was Senior Vice President of the Company from August 1993, and President and Chief Executive Officer of MFS Communications Limited since April 1993. From October 1988 to June 1992, Mr. Williams was a Corporate Director of British Telecom responsible for international business development. Mr. Williams held various other positions at British Telecom from 1982 to 1988.

  Mr. Ferguson has been responsible for the legal affairs of the Company since its inception. He was elected Senior Vice President in September 1992, General Counsel in January 1992 and Secretary in November 1991. Before joining the Company in October 1992, Mr. Ferguson was employed as an attorney by PKS. From September 1976 to December 1981, Mr. Ferguson was an associate and then partner in the law firm of Kutak Rock.

  Mr. Gimbel has been a Director of the Company since January 1992, a Director of MFS Telecom from 1989 to 1992 and a Director of Chicago Fiber Optic Corporation (d/b/a Metropolitan Fiber Systems of Chicago, Inc., "MFS Chicago") from 1988 to November 1993. Since 1988, Mr. Gimbel has been the Treasurer of MFS Chicago and since April 1990 has performed real estate and building access services under a consulting agreement with MFS Chicago. He served as Treasurer of MFS Telecom from 1988 to 1989. He has been a partner at B. G. Management Co., a real estate management and sales business, and President of Health Consultants, Inc. since January 1988. Mr. Gimbel is presently a member of the compensation committee of the Board (the "Compensation Committee").

  Mr. Grewcock has been a Director of the Company since August 1995 and the Vice Chairman of PKS and a member of the Board of Directors of PKS for more than the last five years.

  Mr. Jaros has been a Director of the Company since January 1992. Mr. Jaros has been an Executive Vice President of PKS since June 1993. He was the Chairman of the Board of CEC from April 1993 to April 1994 and the President and Chief Operating Officer from January 1992 until April 1993. He was a Vice President of PKS from September 1990 to August 1992. Mr. Jaros is a Director of PKS, KDG, RCN, CEC and C-TEC. Mr. Jaros is presently a member of the Compensation Committee.

  Mr. Julian has been a Director of the Company since January 1992. For more than the last five years, Mr. Julian has been a Director of PKS. For more than the five years prior to January 1996, Mr. Julian was Chief Financial Officer of PKS. Mr. Julian was elected Executive Vice President of PKS in 1991 and prior to that served as a Vice President of PKS. Mr. Julian is a Director of PKS, KDG, RCN, C-TEC and PKS Information Services, Inc. Mr. Julian is presently a member of the audit committee of the Board (the "Audit Committee").

  Mr. McCourt has been Chairman of the Board and Chief Executive Officer of C-TEC since October 1993. Mr. McCourt is also the President and Chief Executive Officer, as well as a Director of RCN. He has been a Director of the Company since January 1992, a Director of MFS Telecom from July 1990 to October 1992 and a Director and President of Metropolitan Fiber Systems/McCourt, Inc., a subsidiary of MFS Telecom, since 1988. Mr. McCourt is presently a member of the Compensation Committee.

  Mr. Roskens has been a Director of the Company since March 1993. In February of 1996 he became the President of Global Connections, Inc. which is engaged in international business consulting. Previously he was the President of Action International, Inc., a forum to promote international cooperation. Dr. Roskens was the Administrator of the U.S. Agency for International Development, Washington, D.C., from 1990 to 1992, and was President of the University of Nebraska from 1977 to 1990. He is a Director of ConAgra, Inc. Dr. Roskens is presently a member of the Compensation Committee and the Chairman of the Audit Committee.

  Mr. Scott has been a Director of the Company since January 1992. He has been the Chairman of the Board and President of PKS for more than the last five years. He also is a Director of Berkshire Hathaway Inc., Burlington Resources Inc., CEC, ConAgra, Inc., First Bank System, Inc. and Valmont Industries, Inc. Mr. Scott is a Director of KDG, RCN and C-TEC. Mr. Scott is presently a member of the Executive Committee.

  Mr. Stinson has been a Director of the Company since January 1992. He has been an Executive Vice President of PKS since 1991 and a Director of PKS since prior to 1988. He has been the Chairman and Chief Executive Officer of Kiewit Construction Group Inc., an affiliate of PKS, since 1994 (and was President from 1992 until that time) as well as Director of such company since prior to 1988. In addition, Mr. Stinson served as President of Kiewit Coal Properties, an affiliate of PKS, from 1989 to 1992 and as a Director of such company since prior to 1988. Mr. Stinson is a Director of KDG. Mr. Stinson is presently a member of the Audit Committee.

  Mr. Yanney has been a Director of the Company since March 1993. Mr. Yanney has been the Chairman and Chief Executive Officer of America First Companies, Omaha, Nebraska, since 1984. From 1977 until 1984, Mr. Yanney was principally engaged in the ownership and management of commercial banks. Mr. Yanney also serves as a Director of Burlington Northern Santa Fe Corp., Forest Oil Corporation, MidAmerica Apartment Communities, Inc. and Lozier Corporation. Mr. Yanney is presently the Chairman of the Compensation Committee and a member of the Audit Committee.

  Pursuant to the Merger Agreement, MFS has agreed to appoint John W. Sidgmore, President and Chief Executive Officer of UUNET, Richard L. Adams, Jr., Chairman of the Board of UUNET, and one other individual designated by UUNET and acceptable to MFS, to the Board of Directors of MFS subject to the consummation of the Merger. Mr. Sidgmore will remain the President, Chief Executive Officer and a director of UUNET and will become the Co-President and Co-Chief Operating Officer of MFS. Set forth below are the ages, positions with UUNET, business experience and directorships in other companies of John W. Sidgmore and Richard
L. Adams, Jr.

  Mr. Sidgmore, 44, has served as President, Chief Executive Officer and a director of UUNET since June 1994. In 1989, he became President and Chief Executive Officer of IntelicomSolutions Corporation (currently CSC Intelicom), a telecommunications software company. In 1991, the company was sold to Computer Sciences Corporation, and he remained President and Chief Executive Officer until June 1994. From 1975 to 1989, Mr. Sidgmore was employed by GEIS, where he was Vice President and General Manager of GEIS North America from 1985 to 1989. Mr. Sidgmore is a director of Saville Systems PLC, a provider of billing software for the telecommunications industry. Mr. Sidgmore received his B.A. in Economics from State University of New York.

  Mr. Adams, 39, founded the business of UUNET in 1987, has been a director of UUNET since its inception in May 1990, and has served as the Chief Technical Officer of UUNET since June 1994. In addition, Mr. Adams served as President and Chief Executive Officer of UUNET from inception to June 1994. Mr. Adams has been active in data communications and networking since 1980 and designed standard networking protocols, including SLIP (Serial Line Internet Protocol) and the "t" protocol for running UUCP over TCP/IP connections. Mr. Adams is a founder and a director of the Commercial Internet Exchange Association. Mr. Adams received his B.S. and M.S. degrees in Computer Science from, and performed postgraduate research in Mechanical Computer Aided Design at, Purdue University.

                CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

  Mr. McCourt is a director and president of, and owns, directly or indirectly, approximately 17.5% of the voting stock of Metropolitan Fiber Systems/McCourt, Inc. ("MFS/McCourt"). In 1995, the amount owed by MFS/McCourt to MFS Telecom, Inc., either in the form of preferential payments or shares of preferred stock held by MFS Telecom, Inc. or indebtedness by MFS Telecom, Inc., increased to $51.1 million from $44.9 million in 1994.

  On May 5, 1995, MFS purchased Northeast Networks, Inc. a competitive access provider providing service to Westchester County, New York from C-TEC, of which Mr. McCourt is the Chairman and Chief Executive Officer, for a purchase price of $6.2 million. An affiliate of MFS, Metropolitan Fiber Systems of New Jersey, Inc. has a 66 2/3% interest in MFS/C-TEC, a New Jersey limited partnership. The remaining 33 1/3% interest is held by an affiliate of C-TEC. As of December 31, 1995, MFS had an outstanding cash advance to MFS/C-TEC of $289,545.

  Mr. Andrew Lipman, Senior Vice President of MFS, is a partner in the law firm of Swidler & Berlin, Chartered, of Washington, D.C. The firm provides legal services to MFS and was paid fees of approximately $2.9 million, $2.9 million and $6.1 million in 1993, 1994 and 1995, respectively. Mr. Lipman has an arrangement with MFS under which he is expected to devote a substantial portion of his time to legal/regulatory matters of MFS.

  The PKS Executive Compensation Committee established a bonus pool to be distributed among the senior management team of MFS and KDG. In recognition for their extraordinary achievements in creating value for PKS stockholders over a significant period ending with the distribution of MFS Common Stock to certain PKS stockholders on September 30, 1995, Mr. James Q. Crowe was paid $12 million, Mr. Royce J. Holland was paid $3 million and Mr. R. Douglas Bradbury was paid $1 million from this bonus pool.

                           DESCRIPTION OF THE MERGER

  The following description of the Merger is necessarily a summary thereof and is therefore qualified in its entirety by reference to the Merger Agreement, the Stock Option Agreement and the MFS Voting Agreement.

                             THE MERGER AGREEMENT

  The Merger Agreement provides that, subject to the approval by the stockholders of each of UUNET and MFS and the satisfaction or waiver of the other conditions to the Merger, a wholly owned subsidiary of MFS ("Sub") will be merged with and into UUNET in accordance with Delaware law, with UUNET as the surviving corporation of the Merger (the "Surviving Corporation"). On the Effective Date (as defined in the Merger Agreement), the conversion of UUNET Common Stock into MFS Common Stock will be effected as described below and UUNET will become a wholly owned subsidiary of MFS. The directors of Sub immediately prior to the Effective Date as well as John W. Sidgmore and Richard L. Adams, Jr. will become the directors of the Surviving Corporation, and the officers of UUNET immediately prior to the Effective Date will be the officers of the Surviving Corporation, in each case until their respective successors are duly elected and qualified.

EFFECTIVE DATE

  Following the adoption of the Merger Agreement and the transactions contemplated thereby by the stockholders of each of UUNET and the approval of the MFS Share Proposal by the Stockholders of MFS and subject to satisfaction or waiver of certain terms and conditions, including conditions to closing, contained in the Merger Agreement, the Merger will become effective on such date as the Certificate of Merger is duly filed with the Secretary of State of Delaware or at such time thereafter as is provided in such Certificate. The filing of the Certificate of Merger will be made as soon as practicable after all conditions contemplated by the Merger Agreement have been satisfied or waived.

TERMS OF THE MERGER

  At the Effective Date each outstanding share of UUNET Common Stock (other than shares of UUNET Common Stock held by UUNET or any subsidiary of UUNET or held by MFS or any subsidiary of MFS on the Effective Date, which will be cancelled without payment) will be converted into and represent the right to receive 1.777776 shares of MFS Common Stock, with cash in lieu of fractional shares. Each share of MFS Common Stock issued in connection with the Merger will be accompanied by the right to purchase one one-thousandth of a share of Series C Junior Participating Preferred Stock, par value $0.01 per share ("MFS Rights").

  As of the Effective Date, present holders of UUNET Common Stock will cease to have any rights as holders of such shares, but will have the rights of holders of MFS Common Stock. After the Effective Date, the stock transfer books of UUNET will be closed and there will be no further transfers of UUNET Common Stock.

STOCK OPTIONS AND STOCK PURCHASE PLAN

  At or prior to the Effective Date, UUNET and MFS will take all action necessary to cause the assumption by MFS as of the Effective Date of the options to purchase UUNET Common Stock, whether vested or unvested, issued under UUNET's 1995 Performance Option Plan, Incentive Stock Option Plan, Equity Incentive Plan and Nonemployee Directors Stock Option Plan (the "Stock Option Plans") or pursuant to separate option agreements outstanding as of the Effective Date (collectively, the "Outstanding Options"). Each of the Outstanding Options will be converted without any action on the part of the holder thereof into an option to purchase shares of MFS Common Stock as of the

Effective Date. The number of shares of MFS Common Stock that the holder of an assumed Outstanding Option will be entitled to receive upon the exercise of such option will be a number of whole shares determined by multiplying the number of shares of UUNET Common Stock subject to such option, determined immediately before the Effective Date, by the Exchange Ratio. The option price of each share of MFS Common Stock subject to an Outstanding Option will be the amount (rounded up to the nearest whole cent) obtained by dividing the exercise price per share of UUNET Common Stock at which such option is exercisable immediately before the Effective Date by the Exchange Ratio. The assumption and substitution of options as provided in the Merger Agreement will not give the holders of such options additional benefits or additional vesting rights (other than rights to the acceleration of vesting or the lapse of the right of repurchase caused by the Merger under existing contractual arrangements) which they did not have immediately prior to the Effective Date or relieve the holders of any obligations or restrictions applicable to their options or the shares obtainable upon exercise of the options. After the Effective Date, the Stock Option Plans will be continued in effect by MFS subject to amendment, modification, suspension, abandonment or termination as provided therein, and the Stock Option Plans as so continued will relate only to the issuance of MFS Common Stock as provided in the Merger Agreement. No later than one day after the Effective Date of the Merger, MFS shall file a Registration Statement on Form S-8 relating to the assumed Outstanding Options.

  Upon the earlier to occur of July 31, 1996 or the trading day immediately preceding the Effective Date, all then outstanding rights to acquire shares of UUNET Common Stock under UUNET's Employee Stock Purchase Plan (the "Stock Purchase Plan") will be exercised for the purchase of shares of UUNET Common Stock. No later than the close of the second trading day immediately preceding the Effective Date (but not prior to the exercise mentioned in the preceding sentence), the Board of Directors of UUNET will terminate the Stock Purchase Plan and all outstanding options to purchase UUNET Common Stock under such plan. All funds contributed to such Stock Purchase Plan that were not used to purchase shares of UUNET Common Stock will be returned, in cash, to participants of the Stock Purchase Plan as soon as administratively feasible after such termination date, in accordance with the terms of the Stock Purchase Plan.

CONDITIONS TO CONSUMMATION OF THE MERGER

  The obligations of UUNET and MFS to consummate the Merger are subject to the satisfaction of certain conditions, including: (i) the approval and adoption of the Merger Agreement and the transactions contemplated thereby by a majority of the outstanding shares of UUNET Common Stock; (ii) the MFS Share Proposal shall have been approved by the requisite vote of the holders of MFS capital stock; (iii) the authorization for listing on the Nasdaq National Market upon official notice of issuance of the MFS Common Stock issuable to UUNET stockholders pursuant to the Merger Agreement; (iv) the waiting period applicable to the consummation of the Merger under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the "HSR Act") has expired or been terminated; (v) the Registration Statement on Form S-4 becoming effective in accordance with the provisions of the Securities Act and not being the subject of any stop order suspending effectiveness issued by the Commission; and (vi) the absence of any preliminary or permanent injunction or other order by any federal or state court in the United States which prevents the consummation of the Merger (each party agreeing to use its best efforts to have any such injunction lifted).

  The obligation of UUNET to consummate the Merger is also subject to the satisfaction of the following further conditions (unless waived by UUNET): (i) MFS and Sub having performed in all material respects all of their agreements contained in the Merger Agreement required to be performed on or prior to the Effective Date, and the representations and warranties of MFS and Sub contained in the Merger Agreement are true in all material respects, when made and on and as of the Effective Date, except to the extent they relate to a specific date and; (ii) UUNET having received the opinion of

Heller Ehrman White & McAuliffe, counsel to UUNET, to the effect that as of the Effective Date, the Merger will be treated for federal income tax purposes as a reorganization within the meaning of Section 368(a) of the Code; (iii) receipt of certain specified third party consents; and (iv) MFS having taken all action necessary to cause John W. Sidgmore, Richard L. Adams, Jr. and one individual designated by UUNET and acceptable to MFS to become members of the Board of Directors of MFS subject to consummation of the Merger.

  The obligations of MFS and Sub to consummate the Merger are also subject to the satisfaction of the following further conditions (unless waived by MFS):
(i) UUNET shall have performed in all material respects all of its obligations contained in the Merger Agreement required to be performed by it on or prior to the Effective Date, and the representations and warranties of UUNET contained in the Merger Agreement are true in all material respects, when made and on and as of the Effective Date, except to the extent they relate to a specific date; (ii) MFS having received an opinion of Skadden, Arps, Slate, Meagher & Flom, tax counsel to MFS, to the effect that the Merger will be treated for federal income tax purposes as a reorganization within the meaning of Section 368(b) of the Code and that UUNET, MFS and Sub will each be a party to that reorganization; (iii) receipt of certain specified third party consents; and (iv) MFS having received the Affiliate Letters as defined in the Merger Agreement.

REPRESENTATIONS AND WARRANTIES

  The Merger Agreement contains various representations and warranties of MFS, Sub and UUNET relating to, among other things, the following matters (which representations and warranties are subject, in certain cases, to specified exceptions): (i) the due organization, power and standing of, and similar corporate matters with respect to, each of UUNET, MFS and Sub; (ii) each of UUNET's and MFS' capitalization; (iii) the authorization, execution, delivery, performance and enforceability of the Merger Agreement by each such party and of the transactions contemplated thereby; (iv) the absence of any conflict with each of UUNET, MFS' and Sub's Certificate of Incorporation, By-Laws and material agreements and instruments and compliance with applicable laws; (v) reports and other documents filed with the Commission and other regulatory authorities and the accuracy of the information contained therein; (vi) the absence of certain changes or events having a material adverse effect on the financial condition, business or results of operations of UUNET and MFS; (vii) the absence of any default under UUNET's and MFS' employee benefit plans and compliance with the Employee Retirement Income Security Act of 1974, as amended ("ERISA"); and (viii) compliance with applicable laws.

CONDUCT OF BUSINESS PENDING THE MERGER

  Prior to the Effective Date, unless MFS otherwise agrees in writing, UUNET will, and will cause its subsidiaries to, carry on their respective businesses in the usual, regular and ordinary course in substantially the same manner as previously conducted, and will, and will cause its subsidiaries to, use all reasonable efforts to preserve intact their present business organizations, keep available the services of their present officers and employees and preserve their relationships with customers, suppliers and others having business dealings with them to the end that their goodwill and on-going businesses will be unimpaired at the Effective Date, except for any impairment which would not have a material adverse effect. UUNET will, and will cause its subsidiaries to: (i) maintain insurance coverages and its books, accounts and records in the usual manner consistent with prior practices; (ii) comply in all material respects with all laws, ordinances and regulations of governmental entities applicable to UUNET and its subsidiaries; (iii) maintain and keep its properties and equipment in good repair, working order and condition, ordinary wear and tear excepted; and (iv) perform in all material respects its obligations under all contracts and commitments to which it is a party or by which it is bound, in each case other than where the failure to so maintain, comply or perform, either individually or in the aggregate, would have a material adverse effect on UUNET.

  Except as required or permitted by the Merger Agreement, UUNET will not and will not propose to: (i) sell or pledge or agree to sell or pledge any capital stock owned by it in any of its subsidiaries; (ii) amend its Certificate of Incorporation or By-laws; (iii) split, combine or reclassify its outstanding capital stock, or declare, set aside or pay any dividend or other distribution payable in cash, stock or property; or (iv) directly or indirectly redeem, purchase or otherwise acquire or agree to redeem, purchase or otherwise acquire any shares of UUNET capital stock except for the repurchase, at cost of shares of UUNET Common Stock upon termination of certain employees', consultants' or directors' relationship with UUNET pursuant to existing contractual rights of repurchase in favor of UUNET.

  UUNET will not, nor will it permit any of its subsidiaries to: (i) except as required by the Merger Agreement, issue, deliver or sell or agree to issue, deliver or sell any additional shares of, or rights of any kind to acquire any shares of, its capital stock of any class, any option, rights or warrants to acquire, or securities convertible into, shares of capital stock other than issuances of options to purchase UUNET Common Stock under the Stock Option Plans on or after the date of the Merger Agreement to employees of UUNET or its subsidiaries in the ordinary course of business and consistent with past practice, other than to such employees who are executive officers of UUNET ("Permitted Options"), or issuances of UUNET Common Stock pursuant to certain transactions proposed by UUNET, the Stock Purchase Plan or the exercise of options outstanding on the date of the Merger Agreement or certain permitted options; (ii) acquire, lease or dispose or agree to acquire, lease or dispose of any capital assets or any other assets other than in the ordinary course of business or in connection with any additional deployment or expansion of network infrastructure requested by Microsoft; (iii) incur additional indebtedness or encumber or grant a security interest in any asset or enter into any other material transaction other than in each case (a) in the ordinary course of business, (b) pursuant to any extension of credit by Microsoft, or (c) pursuant to credit facilities not to exceed an aggregate of $40 million; (iv) acquire or agree to acquire by merging or consolidating with, or by purchasing a substantial equity interest in, or by any other manner, any business or any corporation, partnership, association or other business organization or division thereof, in each case in this clause (iv) which are material, individually or in the aggregate, to UUNET and its subsidiaries taken as a whole, except that UUNET may acquire or create new wholly owned subsidiaries in the ordinary course of business and as contemplated in certain proposed transactions; (v) authorize any capital expenditures in excess of UUNET's 1996 capital expenditure budget, except for capital expenditures funded by an increase in credit facilities with Microsoft; or (vi) enter into any contract, agreement, commitment or arrangement with respect to any of the foregoing.

  Except as disclosed to MFS, UUNET will not, nor will it permit, any of its subsidiaries to, except as required to comply with applicable law and except as otherwise permitted by the Merger Agreement: (i) adopt, enter into, terminate or amend any bonus, profit sharing, compensation, severance, termination, stock option, pension, retirement, deferred compensation, employment or other MFS benefit plan, agreement, trust, fund or other arrangement for the benefit or welfare of any director, officer or current or former employee other than in the ordinary course of business consistent with past practice; (ii) increase in any manner the compensation or fringe benefit of any director, officer or employee (except for normal increases in the ordinary course of business that are consistent with past practice and that, in the aggregate, do not result in a material increase in benefits or compensation expense to UUNET and its subsidiaries relative to the level in effect prior to such amendment and except for increases pursuant to UUNET's pending 1996 salary increases, in an aggregate amount not to exceed 15% of the base salary of current employees); (iii) pay any benefit not provided under any existing plan or arrangement; (iv) grant any awards under any bonus, incentive, performance or other compensation plan or arrangement or UUNET benefit plan (including, without limitation, the grant of stock options, stock appreciation rights, stock based or stock related awards, performance units or restricted stock, or the removal of existing restrictions in any benefit plans or agreements or awards made thereunder), other than such plans and arrangements (other than stock options) which are made in the ordinary course of business consistent with past practice, including Permitted Options; (v) take any action to fund or in any other way secure the payment of compensation or benefits under any employee plan, agreement, contract or arrangement or UUNET benefit plan other than in the ordinary course of business consistent with past practice; or (vi) adopt, enter into, amend or terminate any contract, agreement, commitment or arrangement to do any of the foregoing.

  UUNET will not, nor will it permit any of its subsidiaries to, make any investments in non-investment grade securities exceeding $1 million; provided, however, that UUNET will be permitted to create new wholly owned subsidiaries in the ordinary course of its business or pursuant to certain proposed transactions.

  UUNET will not, nor will it permit any of its subsidiaries to, take or cause to be taken any action (other than in the ordinary course of business consistent with past practices), with respect to accounting policies or procedures (including, without limitation, procedures with respect to the payment of accounts payable and collection of accounts receivable).

  Prior to the Effective Date, unless UUNET otherwise agrees in writing: (i) MFS will, and will cause its subsidiaries to, carry on their respective businesses in the usual, regular and ordinary course in substantially the same manner as heretofore conducted; (ii) MFS will, and will cause its subsidiaries to, use all reasonable efforts to preserve intact their present business organizations, keep available the services of their present officers and employees and preserve their relationships with customers, suppliers and others having business dealings with them to the end that their goodwill and on-going businesses will be unimpaired at the Effective Date; and (iii) from the date of the Merger Agreement through the Effective Date, MFS will not pay or declare any dividend or make any distribution with respect to MFS Common Stock except as provided by the Merger Agreement.

COVENANTS

  Each of UUNET and MFS and their respective subsidiaries will give the other access throughout the period prior to the Effective Date to its properties, books, contracts, commitments, records and personnel. UUNET and MFS have further agreed to prepare and file with the Commission a registration statement consisting of a joint proxy statement and a prospectus with respect to the MFS Common Stock to be issued in connection with the Merger and MFS has agreed to make all necessary filings with respect to the transactions contemplated by the Merger under applicable state securities laws.

  Prior to the Effective Date, UUNET has agreed to deliver to MFS a list identifying all persons who were, in UUNET's reasonable judgment, "affiliates" of UUNET as that term is used in Rule 145 under the Securities Act (the "Affiliates"). UUNET agreed to use all reasonable efforts to obtain, and deliver to MFS, agreements from all Affiliates that they will not sell MFS Common Stock unless such sale has been registered under the Exchange Act, such sale is effected in compliance with Rule 145, or in the opinion of counsel, or pursuant to a "no action" letter obtained from the staff of the Commission, such sale is exempt from registration under the Securities Act.

  MFS has agreed to use its best efforts to list the MFS Common Stock issued pursuant to the Merger on the Nasdaq National Market.

  UUNET and MFS have filed notifications under the HSR Act in connection with the Merger and the transactions contemplated thereby, and have agreed to respond as promptly as practicable to any inquiries received from the Federal Trade Commission (the "FTC") and the Antitrust Division of the Department of Justice (the "Antitrust Division") for additional information and documentation and to respond as promptly as possible to all inquiries and requests from any State Attorney General or other governmental authority in connection with antitrust matters.

  UUNET and MFS have agreed to use all reasonable efforts to take, or cause to be taken, all actions and to do, or cause to be done, all things necessary, proper or advisable under applicable laws and regulations to consummate and make effective the transactions contemplated by the Merger Agreement, including using all reasonable efforts to obtain all necessary waivers, consents and approvals, to effect all necessary registrations and filings (including, but not limited to, filings under the HSR Act and with all applicable governmental entities) and to lift any injunction or other legal bar to the Merger (and, in such case, to proceed with the Merger as expeditiously as possible), subject, however, in the case of the Merger Agreement and the MFS Share Proposal, to the appropriate vote of the stockholders of UUNET and MFS. Notwithstanding the foregoing, there will be no action required to be taken and no action will be taken in order to consummate and make effective the transactions contemplated by the Merger Agreement if such action, either alone or together with another action, would have a material adverse effect on either UUNET or MFS.

  Following the Effective Date, MFS will use its best efforts to conduct its business, and will cause the Surviving Corporation to use its best efforts to conduct its business, except as otherwise contemplated by the Merger Agreement, in a manner which would not jeopardize the characterization of the Merger as a reorganization within the meaning of Section 368(a) of the Code.

  MFS agreed that from the date of the Merger Agreement until the Effective Date, it would not participate in discussion or negotiations with, or enter into any agreement pursuant to which MFS would acquire or agree to acquire by merging or consolidating with, or by purchasing a substantial equity interest in, or by any other manner, any business or any part thereof where either (i) the acquired business is in the business of providing Internet access, (ii) the acquisition would involve aggregate consideration in excess of $500,000,000, or (iii) the acquisition could reasonably be expected to delay the satisfaction of the conditions set forth in the Merger Agreement.

EFFECT ON EMPLOYEE BENEFIT PLANS

  MFS agreed to honor in accordance with their terms, all employment, severance and similar agreements to which UUNET or any subsidiary is a party and all accrued benefits that are vested as of the Effective Date under any UUNET benefit plan or Stock Option Plan, except as provided by the terms of such agreement. MFS agreed to provide employees of UUNET and its subsidiaries with credit for all service with UUNET or its affiliates for purposes of vesting and eligibility under any employee benefit plan, program or arrangement of MFS or its affiliates, including all employee equity incentive programs of MFS. MFS agreed that employees of UUNET and its subsidiaries who continue to be employed by MFS or its subsidiaries after the Effective Date may continue to participate in their current UUNET sponsored employee benefit programs for twelve months following the Effective Date. After the Effective Date, employees of UUNET and its subsidiaries will be eligible to participate in the appropriate employee equity incentive programs of MFS, as determined by MFS in its sole discretion.

NO SOLICITATION

  Neither UUNET nor any of its subsidiaries will, directly or indirectly, take (nor will UUNET authorize or permit its subsidiaries, officers, directors, employees, representatives, investment bankers, attorneys, accountants or other agents or affiliates, to take) any action to (i) encourage, solicit or initiate the submission of any Acquisition Proposal (as defined below), (ii) enter into any agreement with respect to any Acquisition Proposal or (iii) participate in any way in discussions or negotiations with, or furnish any information to, any person in connection with, or take any other action to facilitate any inquiries or the making of any proposal that constitutes, or may reasonably be expected to lead to, any Acquisition Proposal; provided, however that UUNET or its Board of Directors may (a) furnish non-public information to, or enter into discussions with any person or entity in connection with an unsolicited bona fide written Acquisition Proposal by such person or entity, if prior to furnishing such non-public information to, or entering into discussions or negotiations with such person or entity, an executed confidentiality agreement is received from such person or entity, (b) withdraw UUNET's

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

Board of Directors' recommendation of the Merger, if and only to the extent that UUNET's Board of Directors believes in good faith (after consultation with and based upon the advice of its financial advisor) that such Acquisition Proposal would, if consummated, result in a transaction more favorable to UUNET's stockholders than the Merger and the UUNET Board of Directors determines in good faith after consultation with and based upon a written opinion of its outside legal counsel that such withdrawal is necessary for the directors to comply with their fiduciary duties to the stockholders under applicable Delaware law and that such withdrawal will not affect the validity of the submission of the Merger Agreement to the stockholders of UUNET pursuant to Delaware law or the enforceability of the Stock Option Agreement or (c) comply with Rule 14e-2(a)(2) or (3) promulgated under the Exchange Act with regard to an Acquisition Proposal. UUNET will promptly communicate to MFS any solicitation by UUNET and the terms of any proposal or inquiry, including the identity of the person and its affiliates making the same, that it may receive in respect of any such transaction, or of any such information requested from it or of any such negotiations or discussions being sought to be initiated with it. "Acquisition Proposal" means any proposed (a) merger, consolidation or similar transaction involving UUNET, (b) sale, lease or other disposition directly or indirectly by merger, consolidation, share exchange or otherwise of assets of UUNET or its subsidiaries representing 10% or more of the consolidated assets of UUNET and its subsidiaries, (c) issue, sale, or other disposition of (including by way of merger, consolidation, share exchange or any similar transaction) securities (or options, rights or warrants to purchase, or securities convertible into, such securities) representing 10% or more of the voting power of UUNET or (d) transaction in which any person will acquire beneficial ownership (as such term is defined in Rule 13d-3 under the Exchange Act), or the right to acquire beneficial ownership or any "group" (as such term is defined under the Exchange Act) will have been formed which beneficially owns or has the right to acquire beneficial ownership of 25% or more of the outstanding UUNET Common Stock.

INDEMNIFICATION

  MFS and UUNET, as the Surviving Corporation, will jointly and severally indemnify and hold harmless directors, officers, and agents of UUNET as provided in UUNET's Certificate of Incorporation, By-laws or indemnification agreements, in effect on the date of the Merger Agreement with respect to matters occurring through the Effective Date. The Merger Agreement provides that the By-laws and the Certificate of Incorporation of Sub will be amended prior to the Effective Date to contain indemnification provisions identical to those set forth in the By-laws and Certificate of Incorporation of UUNET as of April 29, 1996, which provisions will continue in full force and effect for a period of not less than six years from the Effective Date. The Merger Agreement provides that, with respect to matters occurring prior to the Effective Date, MFS will cause UUNET, as the Surviving Corporation, to maintain directors' and officers' liability insurance policies as currently maintained by UUNET for three years after the Effective Date to the extent that such policies are obtainable at an annual cost of not greater than three times UUNET's last annual premium prior to April 29, 1996; provided that if such coverage is not available for such amount, UUNET, as the Surviving Corporation will purchase as much coverage as possible for such amount.

  The Merger Agreement provides that under certain circumstances, MFS will indemnify and hold harmless each member of UUNET's Board of Directors that has executed, or whose affiliate or employer executed, a Stock Option Agreement insofar as any loss, claim, damage, liability or expense arises solely out of, or is based solely upon, a claim that such Director's fiduciary duty as a member of UUNET's Board of Directors under Delaware law was breached by the execution by him or his affiliate or employer, in his or its capacity as a UUNET stockholder, of the Stock Option Agreement.

TERMINATION; FEES AND EXPENSES

  The obligations of UUNET and MFS to consummate the Merger are subject to various conditions as described above under "--Conditions to Consummation of the Merger."

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  The Merger Agreement may be terminated at any time prior to the Effective
Date, whether before or after approval of the matters presented in connection with the Merger by the stockholders of UUNET as follows: (i) by mutual consent of the Boards of Directors of UUNET and MFS; (ii) by either MFS or UUNET if the Merger has not been consummated on or before November 30, 1996; (iii) by UUNET if any of the conditions to its obligations to consummate the Merger have not been met or waived by UUNET at such time as such condition is no longer capable of satisfaction; (iv) by MFS if any of the conditions to its obligations to consummate the Merger have not been met or waived by MFS at such time as such condition is no longer capable of satisfaction; (v) in the event of a Purchase Event (as defined below) or (vi) by either MFS or UUNET, if the approval of UUNET's stockholders to the Merger is not obtained at the UUNET Special Meeting; or (vii) by either MFS or UUNET if the approval of MFS' stockholders to the MFS Share Proposal is not obtained at the Annual Meeting of stockholders of MFS and at any and all adjournments or postponements thereof (the "MFS Annual Meeting").

  If the Merger Agreement is terminated by MFS because of a failure by the UUNET stockholders to approve the Merger, the failure of UUNET to perform in all material respects its agreements contained in the Merger Agreement on or prior to the Effective Date or the failure of the representations and warranties of UUNET contained in the Merger Agreement to be true in all material respects when made and on and as of the Effective Date as if made on and as of such date, except to the extent they relate to a particular date, and within 18 months after the date of such termination, UUNET accepts or recommends to its stockholders for approval an Acquisition Proposal that MFS believes would result in a transaction more favorable to UUNET's stockholders than the Merger and such Acquisition Proposal is consummated, UUNET is obligated to pay MFS a fee of $60 million. If the Merger Agreement is terminated by UUNET because of a failure by the MFS stockholders to approve the MFS Share Proposal, the failure of MFS or Sub to perform in all material respects their agreements contained in the Merger Agreement on or prior to the Effective Date or the failure of the representations and warranties of MFS or Sub contained in the Merger Agreement to be true in all material respects when made on and as of the Effective Date as if made on and as of such date, except to the extent they relate to a particular date, MFS is obligated to pay UUNET a fee of $60 million and, at UUNET's option, purchase 1,551,724 shares of UUNET Common Stock for $90 million and, at UUNET's option, provide up to $100 million of certain data communications services to UUNET at MFS' cost over five years, with no more than $25 million in any one year.

  Generally, all costs and expenses incurred in connection with the Merger will be paid by the party incurring such expense.

AMENDMENT; WAIVER

  The Merger Agreement provides that it may be amended by the parties thereto, by or pursuant to action taken by the respective Boards of Directors, at any time before or after approval thereof by the stockholders of UUNET and MFS, but, after such approval, no amendment may be made which changes the Exchange Ratio or which in any way materially adversely affects the rights of such stockholders, without such further approval of such stockholders. The Merger Agreement may not be amended except by an instrument in writing signed on behalf of each of MFS, Sub and UUNET.

  At any time prior to the Effective Date, the parties to the Merger Agreement, by or pursuant to action taken by their respective Boards of Directors, may: (i) extend the time for the performance of any of the obligations or other acts of the other parties thereto; (ii) waive any inaccuracies in the representations and warranties contained therein or in any documents delivered pursuant thereto; and (iii) waive any compliance with any of the agreements or conditions contained therein. Any agreement on the part of a party to the Merger Agreement to any such extension or waiver will be valid if set forth in an instrument in writing signed on behalf of such party.

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                          THE STOCK OPTION AGREEMENT

NUMBER OF SHARES; EXERCISE PRICE

  Pursuant to the terms of the Stock Option Agreement, certain stockholders of UUNET have granted to MFS an irrevocable option (the "Option") to acquire all of such stockholders' shares of UUNET Common Stock (the "Option Shares") representing approximately 60% of the issued and outstanding shares of the UUNET Common Stock for the Exchange Ratio and cash in lieu of fractional shares. Each share of new MFS Common Stock issued in connection with the Option exercise will be accompanied by one MFS Right. The Option may only be exercised following the occurrence of a Purchase Event (as defined below), and may be exercised only once. The shares of UUNET Common Stock subject to the Stock Option Agreement are held by the following stockholders (each a "UUNET Stockholder and collectively the "UUNET Stockholders"): Richard L. Adams, Jr.; John W. Sidgmore; Les B. Strauss; Daniel C. Lynch; Microsoft; Menlo Ventures IV, L.P.; Menlo Evergreen V, L.P.; New Enterprise Associates V, Limited Partnership, Accel IV L.P. and Accel Investors '93 L.P.

EXERCISE OF THE OPTION

  The Option is exercisable, in whole but not in part, only upon the occurrence of one of the following events (each a "Purchase Event"):

    (i) any person (other than MFS or any subsidiary of MFS, having commenced (as such term is defined in Rule 14d-2 under the Exchange Act), a tender offer or exchange offer to purchase any shares of UUNET Common Stock such that, upon consummation of such offer, such person would own or control 50% or more of the then outstanding UUNET Common Stock, and the Board of Directors of UUNET, within ten business days after such tender or exchange offer shall have been so commenced, fails to recommend against acceptance of such tender or exchange offer by its stockholders, and MFS delivers a written notice of termination to UUNET within (20) business days after the expiration of such 10 day period;

    (ii) UUNET or any subsidiary of UUNET having authorized, recommended, proposed or publicly announced an intention to authorize, recommend or propose, or entered into, an agreement with any person (other than MFS or any subsidiary of MFS) to (i) effect a merger, consolidation or similar transaction involving UUNET or any of its material subsidiaries, (ii) sell, lease or otherwise dispose of assets of UUNET or its subsidiaries representing 10% or more of the consolidated assets of UUNET and its subsidiaries (other than in the ordinary course of business) or (iii) issue, sell or otherwise dispose of (including by way of merger, consolidation, share exchange or any similar consolidation, share exchange or any similar transaction) securities (or options, rights or warrants to purchase, or securities convertible into, such securities) representing 10% or more of the voting power of UUNET or any of its subsidiaries; or

    (iii) any person (other than MFS, any subsidiary of MFS, UUNET or any of its subsidiaries in a fiduciary capacity) has acquired beneficial ownership (as such term is defined in Rule 13d-3 under the Exchange Act) or the right to acquire beneficial ownership of, or any "group" (as such term is defined under the Exchange Act) shall have been formed which beneficially owns or has the right to acquire beneficial ownership of, 25% or more of the then outstanding UUNET Common Stock.

  The Option shall terminate and be of no further force and effect upon the earliest to occur of (i) the Effective Date, (ii) 20 business days after the termination of the Merger Agreement other than by reason of an event described in clause (iii) or (iv) below, (iii) exercise of UUNET's right to terminate the Merger Agreement because of a breach by MFS or Sub of any covenant or agreement set forth in the Merger Agreement or the failure of any representation or warranty of MFS or Sub under the Merger

                                      85
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Agreement or of MFS under the Stock Option Agreement to have been true in all material respects when made or the failure of the stockholders of MFS to approve the Merger at the MFS Annual Meeting, (iv) termination of the Merger Agreement pursuant to mutual consent of MFS and UUNET or the failure to consummate the Merger by November 30, 1996, or (v) the failure of the closing of the purchase and sale pursuant to the Option to occur within 30 business days of the date each stockholder is sent written notice of the exercise of the Option unless (A) the reason for such failure relates to the inability to satisfy the conditions to register the shares of MFS Common Stock pursuant to the Securities Act or for the notification period under the HSR Act to have expired, in either case, for reasons outside the control of MFS, and (B) MFS is diligently pursuing the registration of such shares with the Commission or promptly providing all necessary information to the FTC and the Antitrust Division as the case may be. Notwithstanding the termination of the Option, MFS will be entitled to purchase the Option Shares in accordance with the terms hereof if it has exercised the Option prior to the termination date, unless clause (iii) or (v) above has been triggered in which case the rights to exercise this Option will immediately cease.

  The consummation of a purchase or a repurchase pursuant to the Stock Option Agreement is subject to, among other things, the registration of the Option Shares of MFS Common Stock to be issued upon Option exercise and obtaining any required regulatory approvals. In the event that prior notification to or approval of any regulatory authority is required in connection with such purchase, MFS and, if applicable, a UUNET stockholder will promptly file the required notice or application for approval and will expeditiously process the same (and such stockholder will cooperate with MFS in the filing of any such notice or application and the obtaining of any such approval), and the period of time that otherwise would run shall run instead from the date on which, as the case may be, (i) any required notification period has expired or been terminated or (ii) such approval has been obtained, and in either event, any requisite waiting period has passed. MFS included the issuance of shares of MFS Common Stock under the Stock Option Agreement in the notifications under the HSR Act filed with respect to the Merger.

 ADJUSTMENT OF NUMBER OF SHARES SUBJECT TO OPTION

  If on or after the date of the Stock Option Agreement there occurs any stock dividend, stock split, recapitalization, combination or exchange of shares, merger, consolidation, reorganization or other change or transaction of or by UUNET, as a result of which shares of any class of stock, other securities, cash or other property will be issued in respect of any Option Shares or if any Option Shares shall be changed in the same or another class of stock or other securities, then, upon exercise of the Option, MFS will receive for the aggregate price payable upon exercise of the Option, all such shares of stock, other securities, cash or other property issued, delivered or received with respect to such Option Shares.

 AGREEMENT TO VOTE

  Each UUNET Stockholder agreed that from April 29, 1996, to the earlier to occur of the termination of the Merger Agreement or the Effective Date, at any meeting of the stockholders of UUNET, however called, and in any action by consent of the stockholders of UUNET, such UUNET Stockholders will vote the Option Shares, representing approximately 60% of the outstanding UUNET Common Stock (a) in favor of the Merger, the Merger Agreement (as amended from time to time) and the transactions contemplated by the Merger Agreement and (b) against any proposal for any recapitalization, merger (other than the Merger), sale of assets or other business combination between UUNET and any person or entity (other than MFS or Sub) or any other action or agreement that would result in a breach of any covenant, representation or warranty or any other obligation or agreement of UUNET under the Merger Agreement or which would result in any of the conditions to the Merger Agreement not being fulfilled.

GRANT OF PROXY

  Each UUNET Stockholder granted an irrevocable proxy in favor of MFS and Sub to vote all of such UUNET stockholder's Option Shares: (i) in favor of the Merger, the Merger Agreement (as amended from time to time) and the transactions contemplated by the Merger Agreement; and (ii) against any proposal for any recapitalization, merger (other than the Merger), sale of assets or other business combination between UUNET and any person or entity (other than MFS or Sub) or any other action or agreement that would result in a breach of any covenant, representation or warranty or any other obligation or agreement of UUNET under the Merger Agreement or which would result in any of the conditions to the Merger Agreement not being fulfilled. The irrevocable proxy granted by each UUNET Stockholder terminates upon the earlier to occur of the Effective Date or the termination of the Merger Agreement.

 RESTRICTIONS ON TRANSFER

  Each UUNET Stockholder agreed that, from April 29, 1996 to the termination of the rights of MFS under the Stock Option Agreement, it will not offer or agree to sell, transfer, tender, assign, hypothecate or otherwise dispose of, or create or permit to exist any encumbrance on the shares owned by such UUNET Stockholder at any time prior to the Effective Date; provided that Mr. Adams may sell, gift or otherwise transfer 325,000 shares of UUNET Common Stock.

                             MFS VOTING AGREEMENT

 VOTING AGREEMENT

  Pursuant to the Parent Voting and Proxy Agreement, dated as of April 29, 1996 (the "MFS Voting Agreement"), certain stockholders of MFS have agreed that during the time the MFS Voting Agreement is in effect, at any meeting of the MFS stockholders, however called, and in any action by written consent of the MFS stockholders, such stockholders will vote in favor of the MFS Share Proposal and have granted irrevocable proxies in favor of UUNET to vote all of such stockholders' shares of MFS Common Stock held in favor of the MFS Share Proposal.

  The shares of MFS Common Stock subject to the terms the MFS Voting Agreement and the irrevocable proxies, representing approximately 12% of the outstanding shares of MFS Common Stock prior to the Offerings, are held by the following MFS stockholders: James Q. Crowe, Howard Gimbel, William L. Grewcock, Royce J. Holland, Richard R. Jaros, Robert E. Julian, Ronald W. Roskens, Walter Scott, Jr., Kenneth E. Stinson and Michael B. Yanney.

 NO DISPOSITION OR ENCUMBRANCE OF SHARES AND OPTIONS

  Each stockholder agreed that, from April 29, 1996 until the termination of the MFS Voting Agreement, he will not, and will not offer or agree to, sell, transfer, tender, assign, hypothecate or otherwise dispose of, or create or permit to exist any encumbrance on the shares of MFS Common Stock subject to the terms of the MFS Voting Agreement at any time prior to the Effective Date.

 TERMINATION

  The MFS Voting Agreement terminates upon the earlier of the Effective Date or November 30, 1996.

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

                        DESCRIPTION OF MFS CAPITAL STOCK

  The summary of the terms of the stock of MFS set forth below does not purport to be complete and is subject to and qualified in its entirety by reference to the Amended and Restated Certificate of Incorporation and By-laws of MFS.

GENERAL

  The aggregate number of shares of capital stock of all classes which MFS has authority to issue is 425,000,000, of which 400,000,000 shares are MFS Common Stock, $.01 par value, and 25,000,000 shares are preferred stock, $.01 par value (the "MFS Preferred Stock"). The issued and outstanding shares of MFS Common Stock and MFS Preferred Stock, are duly authorized, validly issued, fully paid and nonassessable.

  The additional shares of authorized stock available for issuance by MFS might be issued at such times and under such circumstances as to have a dilutive effect on earnings per share and on the equity ownership of the holders of MFS Common Stock. The ability of the MFS Board of Directors to issue additional shares of stock could enhance the MFS Board of Directors' ability to negotiate on behalf of the stockholders in a takeover situation and also could be used by the MFS Board of Directors to make a change in control more difficult, thereby denying stockholders the potential to sell their shares at a premium and entrenching current management.

COMMON STOCK

  Subject to the senior rights of Preferred Stock which may from time to time be outstanding, holders of MFS Common Stock are entitled to receive such dividends as may be declared by the Board of Directors out of funds legally available therefor. Upon dissolution and liquidation, holders of MFS Common Stock are entitled to a ratable share of the net assets of MFS remaining after payment to the holders of the MFS Preferred Stock of the full preferential amounts to which they are entitled. All outstanding shares of MFS Common Stock are fully paid and nonassessable.

  The holders of MFS Common Stock are entitled to one vote per share for the election of Directors and on all other matters submitted to a vote of stockholders. Holders of Common Stock are not entitled to cumulative voting for the election of Directors. They are not entitled to preemptive rights.

  The transfer agent and registrar for the MFS Common Stock is Continental Stock Transfer & Trust Company.

  As of the date of this Prospectus, there are 125,804,234 shares of MFS Common Stock outstanding after giving effect to a 2-for-1 stock split effected in the form of a stock dividend which was payable on April 26, 1996. The MFS Common Stock is traded on the Nasdaq National Market under the symbol "MFST."

PREFERRED STOCK

  The MFS Preferred Stock has priority over the MFS Common Stock with respect to dividends and to other distributions, including the distribution of assets upon liquidation. The MFS Board of Directors is authorized to fix and determine the terms, limitations and relative rights and preferences of the MFS Preferred Stock, to establish series of MFS Preferred Stock and to fix and determine the variations as among series. The MFS Board of Directors without stockholder approval could issue MFS Preferred Stock with voting and conversion rights which could adversely affect the voting power of the holders of MFS Common Stock.

  MFS currently has outstanding a series of MFS Preferred Stock consisting of 95,000 shares of Series A Preferred Stock, and a second series consisting of 15,000,000 shares of Series B Preferred Stock.

  The Series A Preferred Stock was issued on May 23, 1995 in connection with the sale of 9,500,000 Depositary Shares, each representing a one one-hundredth interest in a share of Series A Preferred Stock and 15,000,000 shares of Series B Preferred Stock. The liquidation preference of each share of Series A Preferred Stock is an amount equal to the greater of (i) the sum of (a) $3,350 and (b) all accrued and unpaid dividends thereon to the date of liquidation, dissolution or winding up and (ii) the value of the fraction of a share of MFS Common Stock into which the Series A Preferred Stock is convertible on the date of such liquidation, dissolution or winding up. Dividends on the Series A Preferred Stock and the Depositary Shares representing such Series A Preferred Stock are cumulative from the date of original issue and are payable quarterly in arrears at the rate of $268.00 per annum per share of Series A Preferred Stock (equivalent to $2.68 per annum per Depositary Share). Such dividends are payable in cash or in shares of MFS Common Stock, at the election of the Company. The Company has paid such dividends in shares of MFS Common Stock since the issuance of the Series A Preferred Stock. The Depositary Shares representing such Series A Preferred Stock may be redeemed for cash at the option of MFS, in whole or in part, at a call price of the sum of (i) $34.170 on and after the Initial Redemption Date through August 30, 1998, $34.003 on and after August 31, 1998 through November 29, 1998, $33.835 on and after November 30, 1998 through February 27, 1999, $33.668 on and after February 28, 1999 through April 29, 1999, and $33.50 on and after April 30, 1999, until May 31, 1999, plus (ii) all accrued and unpaid dividends thereon to the date fixed for redemption. On May 31, 1999 (the "Mandatory Conversion Date"), the Series A Preferred Stock and the Depositary Shares representing such Series A Preferred Stock are mandatorily convertible into an aggregate of 19,000,000 shares of MFS Common Stock. The shares of Series A Preferred Stock are convertible, in whole or in part, at the option of the holder thereof, at any time prior to the Mandatory Conversion Date, unless previously redeemed, into shares of MFS Common Stock at a rate of 163.94 shares of Common Stock for each share of Series A Preferred Stock (equivalent to a conversion price of $20.43 per share of Common Stock), in either case subject to certain adjustments. The right to convert shares of Series A Preferred Stock called for redemption will terminate at the close of business on the redemption date.

  Each share of Series A Preferred Stock is entitled to 10 votes per share with respect to the election of directors of MFS and each other matter coming before any meeting of MFS stockholders. The holders of the Series A Preferred Stock and the holders of MFS Common Stock will vote together as a single class, unless otherwise provided by law or the Restated Certificate of MFS. The approval of more than two-thirds of the votes entitled to be cast by the holders of issued and outstanding shares of Series A Preferred Stock is required to amend the Amended and Restated Certificate of MFS or to materially, adversely changes the rights, preferences or privileges of the Series A Preferred Stock. The holders of the outstanding shares of Series A Preferred Stock shall also have the right, voting together with the holders of any other outstanding shares of Voting Preferred Stock (as hereinafter defined) as a separate voting group, to elect two members of the Board of Directors of MFS at any time six or more quarterly dividends on any shares of Voting Preferred Stock shall be in arrears and unpaid, in whole or in part, whether or not declared and whether or not any funds shall be or have been legally available for payment thereof. For this purpose, "Voting Preferred Stock" shall mean the shares of Series A Preferred Stock and each other series of Preferred Stock which shall have substantially similar voting rights (including voting as one voting group with other shares of Voting Preferred Stock) with respect to the election of directors upon substantially similar arrearages of dividends. In such event, the number of Directors of MFS shall be increased by two, and, unless a regular meeting of the stockholders of MFS is to be held within 60 days thereof for the purpose of electing Directors, within 30 days thereafter, MFS shall call a special meeting of the holders of the outstanding shares of Voting Preferred Stock for the purpose of electing such Directors. If such special meeting shall not have been so called by MFS, or such regular meeting shall not be so held, a special meeting may be called for such purpose at the expense of MFS by the holders of not less than 10% of the outstanding shares of any series of Voting Preferred Stock; and notice of any such special meeting shall be given by the person or persons calling the same to the holders of the outstanding shares of the Voting Preferred

Stock. At any such special meeting the holders of the outstanding shares of Voting Preferred Stock (voting separately as a class with each share having one vote) shall elect two members of the Board of Directors of MFS. If a regular meeting of the stockholders of MFS for the purpose of electing Directors is to be held within 60 days after the time the holders of the outstanding shares of Voting Preferred Stock become so entitled to elect two Directors, then at such regular meeting, the holders of the outstanding shares of Voting Preferred Stock (voting separately as a class with each share having one vote) shall elect two members of the Board of Directors. The right of the holders of the Voting Preferred stock (voting separately as a class) to elect two members of the Board of Directors of MFS shall continue until such time as no dividends on any outstanding shares of Voting Preferred Stock are in arrears and unpaid, in whole or in part, at which time (i) the voting power of the holders of the outstanding shares of Voting Preferred Stock so to elect two Directors shall cease, but always subject to the vesting of such voting power upon the occurrence of each and every like arrearage of dividends, and
(ii) the term of office of each member of the Board of Directors who was elected pursuant to this provision shall automatically expire.

  The Series B Preferred Stock is convertible into shares of MFS Common Stock at any time after the first anniversary of the date of issuance (September 30, 1996) at a conversion price of $21.563. Each share of Series B Preferred Stock is convertible into .0463768 shares of MFS Common Stock, or an aggregate of 695,652 shares of MFS Common Stock. Dividends on the Series B Preferred Stock accrue at the rate of 7% per annum and are payable in cash. Dividends will be paid only when, as and if declared by the Board. The liquidation preference on each share of Series B Preferred Stock is $1.00, plus all accrued and unpaid dividends thereon to the date of liquidation, dissolution or winding up. The Series B Preferred Stock cannot be redeemed by MFS prior to September 30, 2001. Each share of Series B Preferred Stock is entitled to 10 votes per share with respect to any and all matters presented to the MFS stockholders for their action and consideration. Holders of Series B Preferred Stock vote together with the holders of MFS Common Stock as a single class unless otherwise required by law or the proposed action amends, alters or repeals the preferences, special rights or other powers of the Series B Preferred Stock. The shares of Series B Preferred Stock, however, are held subject to an irrevocable proxy that has been granted to the Secretary and Assistant Secretary of MFS to vote all shares of Series B Preferred Stock on all matters, other than the election of directors and matters as to which the holders of Series B Preferred Stock vote as a separate class, in proportion to the holders of MFS Common Stock.

  The Series B Preferred Stock is non-transferable for a period of six years from its issuance date, with limited exceptions, and is redeemable at the option of MFS at the end of such six-year period. Accordingly, the Series B Preferred Stock has no realizable resale value until the earlier of its conversion into MFS Common Stock at the option of the holder or the expiration of the six-year transfer restriction.

  MFS has also authorized 75,000 shares to be issued as Series C Preferred Stock. A description of the terms of the Series C Preferred Stock is set forth below under "--Preferred Stock Purchase Rights."

PREFERRED STOCK PURCHASE RIGHTS

  In September 1995, MFS adopted the MFS Rights Plan and in connection therewith entered into the MFS Rights Agreement. To implement the MFS Rights Plan, the MFS Board of Directors authorized the issuance of one MFS Right for each share of MFS Common Stock outstanding as of October 2, 1995 and issued thereafter until the Distribution Date (as defined in the MFS Rights Agreement). Each MFS Right entitles the holder to purchase from MFS one one-thousandth of a share of Series C Preferred Stock at an initial purchase price of $300, subject to adjustment. The MFS Rights expire on September 30, 2005, unless extended or earlier redeemed by MFS.

  The MFS Rights separate from the MFS Common Stock and a Distribution Date occurs upon the earlier of 10 days following public disclosure that certain persons or groups of persons have become a beneficial owner of 15% or more of the outstanding MFS Common Stock (an "Acquiring Person") or 10 business days following the commencement of a tender offer or exchange offer that would result in certain persons or groups becoming an Acquiring Person. Upon the occurrence of a Distribution Date, each holder of a MFS Right has the right to receive, upon exercise of the right, MFS Common Stock having a value equal to two times the exercise price of the MFS Right, except that all MFS Rights held by an Acquiring Person become null and void.

  In the event that a person becomes an Acquiring Person and MFS is acquired in a merger or other business combination in which MFS is not the surviving corporation or more than 50% of the assets or earning power of MFS' assets are sold or transferred, each holder, except for Acquiring Persons, of a MFS Right has the right to receive, upon exercise, common stock of the acquiring company which has a value equal to two times the exercise price of the MFS Right.

  The Series C Preferred Stock will be nonredeemable, and subordinate to all other series of MFS Preferred. The liquidation preference of each share of Series C Preferred Stock is an amount equal to (a) 1,000 times the aggregate amount to be distributed per share to holders of MFS Common Stock and (b) after the payments set forth in (a), a ratable and proportionate share with the holders of MFS Common Stock of the remaining assets to be distributed. Each share of Series C Preferred Stock will be entitled to receive, when, as and if declared, a quarterly dividend at the rate equal to 1,000 times the aggregate per share amount of all cash dividends and 1,000 the aggregate per share amount of all non-cash dividends or other distributions (payable in kind) (other than a dividends payable in of MFS equity securities). Each share of Series C Preferred Stock will have 1,000 votes, subject to adjustment, voting together with the MFS Common Stock and not as a separate class. If MFS enters into any consolidation, merger, combination or other transaction in which the shares of MFS Common Stock are exchanged, each share of Series C Preferred Stock will be entitled to receive 1,000 times the amount received per share of MFS Common Stock. The rights of the Series C Preferred Stock as to dividends, voting rights and liquidation are protected by antidilution provisions.

  MFS may redeem the MFS rights in whole, but not in part, at any time until ten days following the date on which there has been public disclosure that, or facts indicating that, a person has become an Acquiring Person at a price (the "Redemption Right") of $.01 per MFS Right (or such other consideration deemed appropriate by the MFS Board of Directors) by resolution of the MFS Board of Directors, subject to certain exceptions. The redemption of the MFS Rights may be made effective at such time on such basis with such conditions as the MFS Board of Directors in its sole discretion may establish. The MFS Rights terminate immediately upon the action of the MFS Board of Directors ordering redemption of the MFS Rights and thereafter the holders of MFS Rights will only be able to receive the Redemption Price.

  Other than provisions relating to the principal economic terms of the MFS Rights, the MFS Rights Agreement may be amended by resolution of MFS' Board of Directors, subject to certain exceptions, prior to the Distribution Date. After the Distribution Date, the MFS Rights Agreement may be amended by resolution of the MFS' Board of Directors, subject to certain exceptions, in order to cure any ambiguity, to make changes which do not adversely affect the interests of holders of MFS Rights (excluding the interests of any Acquiring Person or its affiliates or associates), or to shorten or lengthen any time period under the MFS Rights Agreement; provided, however, that no amendment to adjust the time period governing redemption may be made at such time as the MFS Rights are no redeemable.

  The MFS Rights have certain anti-takeover effects. The MFS Rights will cause substantial dilution to a person or group that attempts to acquire, or merge with, MFS without conditioning the offer on the MFS Rights being rendered inapplicable.

                                 UNDERWRITING

  Subject to the terms and conditions set forth in an underwriting agreement among the Company and the U.S. Underwriters (the "U.S. Underwriting Agreement"), the Company has agreed to sell to each of the U.S. Underwriters named below (the "U.S. Underwriters"), and each of the U.S. Underwriters, for whom Salomon Brothers Inc, Goldman, Sachs & Co., Bear, Stearns & Co. Inc., Smith Barney Inc. and UBS Securities LLC are acting as the U.S. representatives (the "U.S. Representatives"), has severally agreed to purchase the number of Shares set forth opposite its name below:

                                                                    UNDERWRITING
   U.S. UNDERWRITERS                                                 COMMITMENT
   -----------------                                                ------------
   Salomon Brothers Inc ...........................................
   Goldman, Sachs & Co. ...........................................
   Bear, Stearns & Co. Inc. .......................................
   Smith Barney Inc. ..............................................
   UBS Securities LLC..............................................




                                                                     ----------
     Total.........................................................  22,400,000
                                                                     ==========

  The Company has been advised by the U.S. Representatives that the several U.S. Underwriters initially propose to offer such Shares to the public at the public offering price set forth on the cover page of this Prospectus and to
certain dealers at such price less a concession not in excess of $    per
Share. The U.S. Underwriters may allow, and such dealers may re-allow, a
concession not in excess of $    per Share to other dealers. After the
Offerings, the public offering price and such concessions may be changed.

  The Company has granted to the U.S. Underwriters and the international underwriters (the "International Underwriters" and, collectively with the U.S. Underwriters, the "Underwriters") options, exercisable during the 30-day period after the date of this Prospectus, to purchase up to 4,200,000 additional shares of Common Stock from the Company at the price to public less the underwriting discount, solely to cover over-allotments. To the extent that the U.S. Underwriters and the International Underwriters exercise such options, each of the U.S. Underwriters and the International Underwriters, as the case may be, will be committed, subject to certain conditions, to purchase a number of option shares proportionate to such U.S. Underwriter's or International Underwriter's initial commitment.

  The Company has entered into an International Underwriting Agreement with the International Underwriters named therein, for whom Salomon Brothers International Limited, Goldman Sachs International, Bear, Stearns International Limited, Smith Barney Inc. and UBS Limited are acting as the representatives (the "International Representatives"), providing for the concurrent offer and sale of 5,600,000 Shares (in addition to the shares covered by the over-allotment options described above) outside the United States and Canada. Both the U.S. Underwriting Agreement and the International Underwriting Agreement provide that the obligations of the U.S. Underwriters and the International Underwriters are such that if any of the Shares are purchased by the U.S. Underwriters pursuant to the U.S. Underwriting Agreement, or by the International Underwriters pursuant to the International Underwriting Agreement, all the Shares agreed to be purchased by either the U.S. Underwriters or the International Underwriters, as the case may be, pursuant to their respective agreements must be so purchased. The price to public and underwriting discount per share for the U.S. Offering and the International Offering will be identical. The closing of the International Offering is a condition to the closing of the U.S. Offering and the closing of the U.S. Offering is a condition to the closing of the International Offering.

  Each U.S. Underwriter has severally agreed that, as part of the distribution of the 22,400,000 Shares offered by the U.S. Underwriters, (i) it is not purchasing any Shares for the account of anyone other than a United States or Canadian Person and (ii) it has not offered or sold, and will not offer or sell, directly or indirectly, any Shares or distribute this Prospectus to any person outside the United States or Canada or to anyone other than a United States or Canadian Person. Each International Underwriter has severally agreed that, as part of the distribution of the 5,600,000 Shares by the International Underwriters, (i) it is not purchasing any Shares for the account of any United States or Canadian Person, and (ii) it has not offered or sold, and will not offer or sell, directly or indirectly, any Shares or distribute any Prospectus relating to the International Offering to any person within the United States or Canada or to any United States or Canadian person.

  The foregoing limitations do not apply to stabilization transactions or to certain other transactions specified in the Agreement Between U.S. Underwriters and International Underwriters. "United States" or "Canadian Person" means any person who is a national or resident of the United States or Canada, any corporation, partnership or other entity created or organized in or under the laws of the United States or Canada or of any political subdivision thereof, and any estate or trust which is subject to United States or Canadian federal income taxation, regardless of the source of its income (other than the foreign branch of any United States or Canadian Person), and includes any United States or Canadian branch of a person other than a United States or Canadian Person.

  Pursuant to the Agreement Between U.S. Underwriters and International Underwriters, sales may be made between the U.S. Underwriters and the International Underwriters of such number of shares of MFS Common Stock as may be mutually agreed. The price of any Shares so sold shall be the public offering price, less an amount not greater than the concession to securities dealers. To the extent that there are sales between the U.S. Underwriters and the International Underwriters pursuant to the Agreement Between U.S. Underwriters and International Underwriters, the number of Shares initially available for sale by the U.S. Underwriters or by the International Underwriters may be more or less than the amount specified on the cover page of this Prospectus.

  Any offer of the Shares in Canada will be made only pursuant to an exemption from the registration and qualification requirements in any jurisdiction in Canada in which such offer is made.

  The U.S. Underwriting Agreement provides that the Company will indemnify the U.S. Underwriters against certain liabilities and expenses, including liabilities under the Securities Act, or contribute to payments the U.S. Underwriters may be required to make in respect thereof.

  The Company has agreed not to offer, sell, contract to sell or otherwise dispose of, directly or indirectly, or announce the offering of any shares of MFS Common Stock, including any such shares beneficially or indirectly owned or controlled by the Company, or any securities convertible into, or exchangeable or exercisable for, shares of MFS Common Stock, for 90 days from the date of this Prospectus, without the prior written consent of the U.S. Representatives, except for (i) shares issued and sold in connection with acquisitions by the Company, including the Merger, subject to certain limitations, (ii) shares issued in connection with any employee benefit or incentive plans of the Company, (iii) shares issued in respect of obligations existing before the date of this Prospectus and (iv) shares issued in connection with the Offerings made hereby.

  In connection with the U.S. Offering, certain U.S. Underwriters and selling group members who are qualifying registered market makers on the Nasdaq National Market may engage in passive market making transactions in the Shares on the Nasdaq National Market in accordance with Rule 10b-6A under the Exchange Act, during the two business day period before commencement of offers or sales of the Shares offered hereby. Passive market making transactions must comply with certain volume and price limitations and be identified as such. In general, a passive market maker may display its bid at a price not in excess of the highest independent bid for the security, and if all independent bids are lowered below the passive market maker's bid, then such bid must be lowered when certain purchase limits are exceeded.

  Goldman, Sachs & Co. ("Goldman Sachs") acted as financial advisor to UUNET in connection with the Merger and rendered its opinion to the UUNET Board of Directors regarding the fairness of the Merger consideration. UUNET agreed to pay Goldman Sachs a success-based fee and to reimburse Goldman Sachs for its out-of-pocket expenses in connection therewith, as well as agreeing to indemnify Goldman Sachs against certain liabilities, including liabilities under federal securities laws.


                                 LEGAL MATTERS

  Certain legal matters in connection with the securities offered hereby are being passed upon for the Company by Willkie Farr & Gallagher, New York, New York, counsel to the Company. Certain regulatory matters are being passed upon for the Company by Swidler & Berlin Chartered, Washington, D.C. Andrew Lipman, an executive officer of the Company, is a member of Swidler & Berlin Chartered. Certain legal matters in connection with the Offerings are being passed upon for the Underwriters by Akin, Gump, Strauss, Hauer & Feld, L.L.P.

                                    EXPERTS

  The Consolidated Financial Statements of MFS Communications Company, Inc. as of December 31, 1995 and 1994 and for each of the three years in the period ended December 31, 1995 included in this Prospectus and incorporated by reference to the Annual Report on Form 10-K of MFS Communications Company, Inc. for the year ended December 31, 1995, have been so included and incorporated in reliance on the report of Coopers & Lybrand L.L.P., independent accountants, given on the authority of that firm as experts in accounting and auditing.

  The Consolidated Financial Statements and schedule of UUNET Technologies, Inc. as of December 31, 1995 and 1994 and for each of the three years in the period ended December 31, 1995 included in this Prospectus, have been audited by Arthur Andersen LLP, independent public accountants, as indicated in their reports with respect thereto and are included herein in reliance upon the authority of said firm as experts in giving said reports.

                                   GLOSSARY

  ATM (asynchronous transfer mode)--An information transfer standard that is one of a general class of packet technologies that relay traffic by way of an address contained within the first five bytes of a standard fifty-three byte long packet or cell. The ATM format can be used by many different information systems, including LANs, to deliver traffic at varying rates, permitting a mix of data, voice and video.

  Backbone--A centralized high-speed network that interconnects smaller, independent networks.

  Bandwidth--The number of bits of information which can move through a communications medium in a given amount of time.

  CAP (competitive access provider)--A company that provides its customers with an alternative to the LEC for local transport of private line and special access telecommunications services.

  Central offices--The switching centers or central switching facilities of the LECs.

  Co-carrier status--A regulatory scheme under which the incumbent LEC is required to integrate new, competing providers of local exchange service, such as the Company, into the systems of traffic exchange, inter-carrier compensation, and other inter-carrier relationships that already exist among LECs in most jurisdictions.

  Collocation--The ability of a CAP such as the Company to connect its network to the LECs central offices. Physical collocation occurs when a CAP places its network connection equipment inside the LEC's central offices. Virtual collocation is an alternative to physical collocation pursuant to which the LEC permits a CAP to connect its network to the LEC's central offices on comparable terms, even though the CAP's network connection equipment is not physically located inside the central offices.

  DS-1--A data communications circuit capable of transmitting data at 1.5 Mbps (sometimes called T-1).

  DS-3--A data communications circuit capable of transmitting data at 45 Mbps (sometimes called T-3).

  Dedicated--Telecommunications lines dedicated or reserved for use by particular customers.

  Digital--A method of storing, processing and transmitting information through the use of distinct electronic or optical pulses that represent the binary digits 0 and 1. Digital transmission and switching technologies employ a sequence of these pulses to represent information as opposed to the continuously variable analog signal. The precise digital numbers minimize distortion (such as graininess or snow in the case of video transmission, or static or other background distortion in the case of audio transmission).

  E-3--A data communications circuit capable of transmitting data at 34 Mbps (typically used outside North America).

  Ethernet--A local area network technology used for connecting computers, printers, workstations, terminals, etc., within the same building. Ethernet operates over twisted wire or coaxial cable at speeds up to 10 megabits per second. Ethernet is the most popular LAN technology.

  FCC--Federal Communications Commission.

  FDDI (Fiber Distributed Data Interface)--Based on fiber optics, FDDI is a 100 megabit per second local area network technology used to connect computers, printers, and workstations at very high speeds. FDDI is also used as backbone technology to interconnect other LANs.

  Fiber mile--The number of route miles installed (excluding pending installations) along a telecommunications path multiplied by the number of fibers along that path. See the definition of "route mile" below.

  Firewall--A system placed between networks that filters data passing through it and removes unauthorized traffic, thereby enhancing the security of the network.

  Frame relay--An information transfer standard for relaying traffic based on an address contained in the six byte header of a variable length packet that is up to 2,106 bytes long. Frame relay has less overhead than ATM but may be difficult to implement at speeds greater than 45 Mps.

  Graphical user interface--A means of communicating with a computer by manipulating icons, menus and windows rather than using text commands.

  Home page--An entry point for a collection of information presented through the World Wide Web.

  Interconnection Decisions--Rulings by the FCC announced in September 1992 and August 1993, which require the BOCs and most other large LECs to provide interconnection in LEC central offices to any CAP, long distance carrier or end user seeking such interconnection for the provision of interstate special access and switched access transport services.

  Internet--A global collection of interconnected computer networks which use TCP/IP, a common communications protocol.

  ISDN--Integrated Services Digital Network. An information transfer standard for transmitting digital voice and data over telephone lines at speeds up to 128 Kbps.

  Kbps--Kilobits per second. A transmission rate. One kilobit equals 1,024 bits of information.

  LANs (local area networks)--The interconnection of computers for the purpose of sharing files, programs and various devices such as printers and high-speed modems. LANs may include dedicated computers or file servers that provide a centralized source of shared files and programs.

  Local exchange--A geographic area determined by the appropriate state regulatory authority in which calls generally are transmitted without toll charges to the calling or called party.

  LECs (local exchange carrier)--A company providing local telephone services.

  Long distance carriers (interexchange carriers)--Long distance carriers provide services between local exchanges on an interstate or intrastate basis. A long distance carrier may offer services over its own or another carrier's facilities.

  Mbps--Megabits per second. A transmission rate. One megabit equals 1,024 kilobits.

  Modem--A device for transmitting digital information over an analog telephone line.

  Network systems integration--Involves the creation of turnkey telecommunications networks and systems including: (i) route and site selection, (ii) rights of way and legal authorizations and/or acquisition;
(iii) design and engineering of the system, including technology and vendor assessment and selection, determining fiber optic circuit capacity, and establishing reliability/flexibility standards; and (iv) project and construction management, including contract negotiations, purchasing and logistics, installation as well as testing and construction management.

  Number portability--The ability of an end user to change local exchange carriers while retaining the same telephone number.

  On-line services--Commercial information services that offer a computer user access to a specified slate of information, entertainment and communications menus on what appears to be a single system.

  POPs (points of presence)--With respect to voice communication, locations where a long distance carrier has installed transmission equipment in a service area that serves as, or relays calls to, a network switching center of that long distance carrier, and with respect to an Internet access services network, geographic areas within which such network provides local access.

  PPP--Point-to-Point-Protocol. An information transfer standard for transmitting packets over data connections between two points.

  PUC (public utility commission)--A state regulatory body, established in most states, which regulates utilities, including telephone companies providing intrastate services.

  Private line--A dedicated telecommunications connection between end user locations.

  Public switched network--That portion of a LEC's network available to all users generally on a shared basis (i.e., not dedicated to a particular user). Traffic along the public switched network is generally switched at the LEC's central offices.

  Reciprocal compensation--The same compensation of a new competitive local exchange carrier for termination of a local call by the BOC on its network, as the new competitor pays the BOC for termination of local calls on the BOC network.

  Resale--The provision by a provider of telecommunications services of such services to other providers or carriers on a wholesale basis for use by such providers to provide telecommunication services to its own end user.

  Route mile--The number of miles of the telecommunications path in which fiber optic cables are installed.

  Router--A system placed between networks that relays data to those networks based upon a destination address contained in the data packets being routed.

  SLIP--Serial Line Internet Protocol. An information transfer standard for transmitting Internet Protocol packets over asynchronous data connections between two points.

  Special Access Services--The lease of private dedicated telecommunication lines or circuits along the network of a LEC or a CAP, which lines run to or from long distance carriers POPs.

  Switch--A device that opens or closes circuits or selects the paths or circuits to be used for transmission of information. Switching is a process of interconnecting circuits to form a transmission path between users.

  Switched access transport services--Transportation of switched traffic along dedicated lines between the LEC central offices and long distance carrier POPs.

  Switched traffic--Telecommunications traffic along the public switched network. This traffic is generally switched at the LEC's central offices.

  TCP/IP--Transmission Control Protocol/Internet Protocol. A suite of network protocols that allow computers with different architectures and operating system software to communicate with other computers on the Internet.

  T-1--A data communications circuit capable of transmitting data at 1.5 Mbps (sometimes called DS-1).

  T-3--A data communications circuit capable of transmitting data at 45 Mbps (sometimes called DS-3).

  Token Ring--A local area network technology used to interconnect personal computers, file servers, printers, and other devices. Token Ring LANs typically operate at either 4 megabits per second or 16 megabits per second.

  Unbundled Access--Access by competitive telecommunication carriers to unbundled elements of a telecommunication services provider's network facilities, equipment, features, functions and capabilities, at any technically feasible point within such network.

  Unix--A computer operating system frequently found on workstations and PCs and noted for its portability and communications functionality.

  UUCP--Unix to Unix Copy Protocol. A transmission protocol usually found on Unix systems that is commonly used to transfer electronic mail and news.

  World Wide Web or Web--A collection of computer systems supporting a communications protocol that permits multi-media presentation of information over the Internet.

               MFS COMMUNICATIONS COMPANY, INC. AND SUBSIDIARIES

                   INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

Report of Independent Public Accountants..................................   F-3
Consolidated Statements of Operations for the Three Years Ended December
 31, 1995.................................................................   F-4
Consolidated Balance Sheets at December 31, 1995 and 1994.................   F-5
Consolidated Statements of Changes in Stockholders' Equity for the Three
 Years Ended
 December 31, 1995........................................................   F-6
Consolidated Statements of Cash Flows for the Three Years Ended December
 31, 1995.................................................................   F-7
Notes to Consolidated Financial Statements................................  F-10
Consolidated Statements of Operations for the Three Months Ended March 31,
 1996 and 1995 (unaudited)................................................  F-28
Consolidated Balance Sheet at March 31, 1996 (unaudited)..................  F-29
Consolidated Statement of Changes in Stockholders' Equity for the Three
 Months Ended March 31, 1996 (unaudited)..................................  F-31
Consolidated Statements of Cash Flows for the Three Months Ended March 31,
 1996 and 1995 (unaudited)................................................  F-32
Notes to Consolidated Financial Statements (unaudited)....................  F-34

                   UUNET TECHNOLOGIES, INC. AND SUBSIDIARIES

                   INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

Report of Independent Public Accountants..................................  F-38
Consolidated Balance Sheets at December 31, 1994 and 1995.................  F-39
Consolidated Statements of Operations for the Three Years Ended December
 31, 1995.................................................................  F-40
Consolidated Statements of Stockholders' Equity for the Three Years Ended
 December 31, 1995........................................................  F-41
Consolidated Statements of Cash Flows for the Three Years Ended December
 31, 1995.................................................................  F-42
Notes to Consolidated Financial Statements................................  F-43
Report of Independent Public Accountants..................................  F-56
Valuation and Qualifying Accounts.........................................  F-57
Consolidated Balance Sheets at December 31, 1995 and March 31, 1996 (unau-
 dited)...................................................................  F-58
Consolidated Statements of Operations for the Three Months Ended March 31,
 1995 and 1996 (unaudited)................................................  F-59
Consolidated Statements of Cash Flows for the Three Months Ended March 31,
 1995 and 1996 (unaudited)................................................  F-60
Notes to Consolidated Financial Statements (unaudited)....................  F-61

                       REPORT OF INDEPENDENT ACCOUNTANTS
                       ---------------------------------

To the Stockholders and Board of Directors
MFS Communications Company, Inc.

  We have audited the accompanying consolidated balance sheets of MFS Communications Company, Inc. and Subsidiaries as of December 31, 1995 and 1994, and the related consolidated statements of operations, changes in stockholders' equity, and cash flows for each of the three years in the period ended December 31, 1995. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

  We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

  In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of MFS Communications Company, Inc. and Subsidiaries as of December 31, 1995 and 1994, and the consolidated results of their operations and their cash flows for each of the three years in the period ended December 31, 1995 in conformity with generally accepted accounting principles.

                                          COOPERS & LYBRAND L.L.P.

Omaha, Nebraska
February 14, 1996, except for Note 20 as to which thedate is April 16, 1996.

               MFS COMMUNICATIONS COMPANY, INC. AND SUBSIDIARIES

                     CONSOLIDATED STATEMENTS OF OPERATIONS

                  FOR THE THREE YEARS ENDED DECEMBER 31, 1995
                 (DOLLARS IN THOUSANDS, EXCEPT PER SHARE DATA)

                                                  1995       1994       1993
                                                  ----       ----       ----
Revenue........................................ $ 583,194  $ 286,747  $141,111
Costs and expenses:
  Operating expenses...........................   562,300    273,431   102,905
  Depreciation and amortization................   142,496     73,869    34,670
  General and administrative expenses..........   117,703     75,576    34,989
                                                ---------  ---------  --------
    Total costs and expenses...................   822,499    422,876   172,564
                                                ---------  ---------  --------
Loss from operations...........................  (239,305)  (136,129)  (31,453)
Other income (expense):
  Interest income..............................    13,188     24,769     8,868
  Interest expense.............................   (38,606)   (40,879)      (75)
  Other........................................    (2,575)    (1,065)     (329)
                                                ---------  ---------  --------
    Total other income (expense)...............   (27,993)   (17,175)    8,464
                                                ---------  ---------  --------
Loss before income taxes.......................  (267,298)  (153,304)  (22,989)
Income tax benefit (expense)...................      (600)     2,103     7,220
                                                ---------  ---------  --------
Net loss.......................................  (267,898)  (151,201)  (15,769)
Dividends on preferred stock...................   (15,064)       --         --
                                                ---------  ---------  --------
Net loss applicable to common stockholders..... $(282,962) $(151,201) $(15,769)
                                                =========  =========  ========
Net loss per share applicable to common stock-
 holders....................................... $   (2.21) $   (1.21) $  (0.15)
                                                =========  =========  ========


   The accompanying notes are an integral part of the Consolidated Financial
                                  Statements.

               MFS COMMUNICATIONS COMPANY, INC. AND SUBSIDIARIES

                          CONSOLIDATED BALANCE SHEETS

                         AT DECEMBER 31, 1995 AND 1994
                (DOLLARS IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)

                                                            1995        1994
                                                            ----        ----
                                   ASSETS
Current assets:
  Cash and cash equivalents............................  $   51,182  $   21,518
  Marketable securities................................      85,715     362,261
  Accounts receivable..................................     140,302      72,032
  Costs and earnings in excess of billings on uncom-
   pleted contracts....................................      45,142      24,397
  Prepaid expenses and other current assets............      51,703      33,456
                                                         ----------  ----------
    Total current assets...............................     374,044     513,664
Networks and equipment, at cost........................   1,315,952     787,453
Less accumulated depreciation and amortization.........    (213,548)   (113,863)
                                                         ----------  ----------
    Networks and equipment, net........................   1,102,404     673,590
Other assets, net......................................     390,686     397,292
                                                         ----------  ----------
    Total assets.......................................  $1,867,134  $1,584,546
                                                         ==========  ==========
                    LIABILITIES AND STOCKHOLDERS' EQUITY
Current liabilities:
  Current portion of notes payable and long-term debt..  $    1,995  $   16,973
  Current portion of capital lease obligations.........       1,922         --
  Accounts payable.....................................     172,407     127,163
  Accrued costs and billings in excess of revenue on
   uncompleted contracts...............................      28,686      28,141
  Accrued compensation.................................       6,119      12,719
  Other current liabilities............................      63,328      45,841
                                                         ----------  ----------
    Total current liabilities..........................     274,457     230,837
Notes payable and long-term debt, less current portion.     692,059     548,333
Capital lease obligations, less current portion........      31,412         --
Other liabilities......................................      27,902      25,725
Minority interest......................................      10,972       9,548
Commitments and contingencies (Note 8)
Stockholders' equity:
  Preferred stock, $.01 par value. Authorized
   25,000,000 shares:
    Series A, 8% cumulative convertible;
     issued 95,000 in 1995, variable liquidation pref-
     erence............................................           1         --
    Series B, 7 3/4% cumulative convertible;
     issued 15,000,000 in 1995, liquidation preference
     $1.00 per share plus unpaid
     dividends.........................................         150         --
  Common stock, $.01 par value. Authorized 400,000,000
    shares; issued 130,260,228 in 1995 and 128,306,436
     in 1994...........................................         651         642
  Additional paid-in capital...........................   1,512,394   1,050,339
  Deferred charge......................................      (1,017)     (3,351)
  Foreign currency adjustment..........................          45         288
  Unrealized investment gain (loss)....................         204      (5,265)
  Accumulated deficit..................................    (555,221)   (272,550)
                                                         ----------  ----------
                                                            957,207     770,103
  Treasury stock, 5,800,000 shares, at cost............    (126,875)        --
                                                         ----------  ----------
    Total stockholders' equity.........................     830,332     770,103
                                                         ----------  ----------
    Total liabilities and stockholders' equity.........  $1,867,134  $1,584,546
                                                         ==========  ==========

   The accompanying notes are an integral part of the Consolidated Financial
                                  Statements.

               MFS COMMUNICATIONS COMPANY, INC. AND SUBSIDIARIES

           CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY

                  FOR THE THREE YEARS ENDED DECEMBER 31, 1995
                             (DOLLARS IN THOUSANDS)

                   SERIES A  SERIES B         ADDITIONAL             FOREIGN   UNREALIZED
                   PREFERRED PREFERRED COMMON  PAID-IN    DEFERRED   CURRENCY  INVESTMENT  ACCUMULATED TREASURY
                     STOCK     STOCK   STOCK   CAPITAL     CHARGE   ADJUSTMENT GAIN (LOSS)   DEFICIT     STOCK     TOTAL
                   --------- --------- ------ ----------  --------  ---------- ----------- ----------- ---------  --------
Balance at Janu-
 ary 1, 1993....     $--       $--      $ 10  $  404,033  $   --      $  53      $  --      $(105,580) $     --   $298,516
Recapitalization.     --        --       407        (407)     --        --          --            --         --        --
Contribution
 from parent....      --        --       --       30,000      --        --          --            --         --     30,000
Issuances of
 stock..........      --        --       192     492,032      --        --          --            --         --    492,224
Stock options
 exercised......      --        --         5       5,571      --        --          --            --         --      5,576
Issuance of com-
 mon stock war-
 rants..........      --        --       --        7,000   (7,000)      --          --            --         --        --
Amortization of
 deferred
 charge.........      --        --       --          --     1,316       --          --            --         --      1,316
Foreign currency
 adjustment.....      --        --       --          --       --       (488)        --            --         --       (488)
Change in
 unrealized in-
 vestment gain
 (loss).........      --        --       --          --       --        --         (270)          --         --       (270)
Net loss........      --        --       --          --       --        --          --        (15,769)       --    (15,769)
                     ----      ----     ----  ----------  -------     -----      ------     ---------  ---------  --------
Balance at De-
 cember 31,
 1993...........      --        --       614     938,229   (5,684)     (435)       (270)     (121,349)       --    811,105
Issuance of
 stock for ac-
 quisitions.....      --        --        23      81,985      --        --          --            --         --     82,008
Stock options
 exercised......      --        --         5       5,611      --        --          --            --         --      5,616
Settlement of
 deferred pur-
 chase price ad-
 justments......      --        --       --       24,514      --        --          --            --         --     24,514
Amortization of
 deferred
 charge.........      --        --       --          --     2,333       --          --            --         --      2,333
Foreign currency
 adjustment.....      --        --       --          --       --        723         --            --         --        723
Change in
 unrealized in-
 vestment gain
 (loss).........      --        --       --          --       --        --       (4,995)          --         --     (4,995)
Net loss........      --        --       --          --       --        --           --      (151,201)       --   (151,201)
                     ----      ----     ----  ----------  -------     -----      ------     ---------  ---------  --------
Balance at De-
 cember 31,
 1994...........      --        --       642   1,050,339   (3,351)      288      (5,265)     (272,550)       --    770,103
Issuances of
 stock for ac-
 quisitions and
 other..........      --        --         2       6,910      --        --          --            --         --      6,912
Issuance of pre-
 ferred stock...        1       --        --     306,454      --        --          --            --         --    306,455
Exchange of com-
 mon stock for
 preferred
 stock..........      --        150      --      126,725      --        --          --            --    (126,875)      --
Stock options
 exercised......      --        --         4       5,844      --        --          --            --         --      5,848
Stock compensa-
 tion plans ad-
 ditions........      --        --       --        1,352      --        --          --            --         --      1,352
Amortization of
 deferred
 charge.........      --        --       --          --     2,334       --          --            --         --      2,334
Foreign currency
 adjustment.....      --        --       --          --       --       (243)        --            --         --       (243)
Change in
 unrealized in-
 vestment gain
 (loss).........      --        --       --          --       --        --        5,469           --         --      5,469
Stock dividend
 on Series A
 Preferred
 Stock..........      --        --         3      14,770      --        --          --        (14,773)       --        --
Net loss........      --        --       --          --       --        --          --       (267,898)       --   (267,898)
                     ----      ----     ----  ----------  -------     -----      ------     ---------  ---------  --------
Balance at De-
 cember 31,          $  1      $150     $651  $1,512,394  $(1,017)    $  45      $  204     $(555,221) $(126,875) $830,332
 1995...........     ====      ====     ====  ==========  =======     =====      ======     =========  =========  ========

   The accompanying notes are an integral part of the Consolidated Financial
                                  Statements.

               MFS COMMUNICATIONS COMPANY, INC. AND SUBSIDIARIES

                     CONSOLIDATED STATEMENTS OF CASH FLOWS

                  FOR THE THREE YEARS ENDED DECEMBER 31, 1995
                             (DOLLARS IN THOUSANDS)

                                                 1995       1994        1993
                                               ---------  ---------  ----------
Cash flows from operating activities:
  Net loss...................................  $(267,898) $(151,201) $  (15,769)
  Adjustments to reconcile net loss to net
   cash provided by (used in) operating
   activities:
    Depreciation and amortization............    142,496     73,869      34,670
    Non cash interest expense................     35,503     40,212          --
    Non cash compensation expense............      1,352         --          --
    Deferred income taxes....................         --     (2,163)     (7,816)
    (Gain) loss on sales of securities.......      1,271        822        (207)
    Changes in assets and liabilities, net of
     acquisitions:
      Accounts receivable and other assets...    (94,890)   (43,807)     (6,800)
      Other liabilities......................     61,458     71,846      28,868
                                               ---------  ---------  ----------
    Net cash provided by (used in) operating    (120,708)   (10,422)     32,946
     activities..............................  ---------  ---------  ----------
Cash flows from investing activities:
  Purchases of network and equipment.........   (506,866)  (363,376)   (127,351)
  Proceeds from sale-leaseback of equipment..     40,111         --          --
  Acquisition of businesses, excluding cash
   acquired..................................    (15,289)  (207,531)     (1,300)
  Acquisition of minority interest in
   subsidiaries..............................     (1,572)    (5,804)         --
  Maturities of marketable securities........    220,497    281,071     378,906
  Proceeds from sales of marketable
   securities................................    348,771    446,429     262,982
  Purchases of marketable securities.........   (295,873)  (621,569) (1,052,591)
  Additions to deferred costs and other......    (25,432)   (16,215)     (8,686)
                                               ---------  ---------  ----------
    Net cash used in investing activities....   (235,653)  (486,995)   (548,040)
                                               ---------  ---------  ----------
Cash flows from financing activities:
  Proceeds from issuance of Series A
   Preferred Stock...........................    306,455         --          --
  Proceeds from issuance of long term debt
   and notes payable.........................     75,475    483,500          --
  Payments on long-term debt.................     (4,974)      (647)        (21)
  Capital contributions from parent..........         --         --      30,000
  Issuances of common stock..................      1,000         --     492,424
  Proceeds from exercise of stock options....      5,848      5,616       5,576
  Other......................................      2,221         --       4,756
                                               ---------  ---------  ----------
    Net cash provided by financing               386,025    488,469     532,735
     activities..............................  ---------  ---------  ----------
Net increase (decrease) in cash and cash
 equivalents.................................     29,664     (8,948)     17,641
Cash and cash equivalents, beginning of year.     21,518     30,466      12,825
                                               ---------  ---------  ----------
Cash and cash equivalents, end of year.......  $  51,182  $  21,518  $   30,466
                                               =========  =========  ==========

  The accompanying notes are an integral part of the Consolidated Financial Statements.

               MFS COMMUNICATIONS COMPANY, INC. AND SUBSIDIARIES

                  FOR THE THREE YEARS ENDED DECEMBER 31, 1995
                            (DOLLARS IN THOUSANDS)

SUPPLEMENTAL CASH FLOW DISCLOSURES:

                                                                1995  1994 1993
                                                               ------ ---- ----
   Cash paid during the year for interest..................... $2,744 $607 $ 23
   Cash paid during the year for income taxes................. $  618 $492 $923

SUPPLEMENTAL SCHEDULE OF NON CASH FINANCING AND INVESTING ACTIVITIES:

  In 1995, the Company purchased the stock of companies that provide telecommunications services in Richmond, Virginia, Denver, Colorado, and White Plains, New York for $12,655 in cash and the issuance of stock. In connection with the acquisitions, liabilities were assumed as follows:

      Fair value of tangible assets acquired.......................... $ 11,328
      Fair value of intangible assets acquired........................   13,226
      Cash paid for stock.............................................  (12,655)
      Stock issued....................................................   (5,912)
                                                                       --------
      Liabilities assumed............................................. $  5,987
                                                                       ========

  The Company issued dividends of common stock valued at $14,773 on its Series A Preferred Stock in 1995. The Company also issued 15,000,000 shares of Series B Preferred Stock in exchange for 5,800,000 shares of the Company's common stock during 1995. The Company recognized undeclared dividends of $291 on its Series B Preferred Stock in 1995.

  The Company capitalized non-cash interest expense of $18,796 in 1995 and $5,450 in 1994 on network construction projects.

  The Company incurred capital lease obligations of $34,593 in 1995 by entering into sale-leaseback transactions for certain telecommunications equipment which had previously been acquired.

  In 1994, the Company recorded $24,514 of goodwill and additional paid in capital related to the settlement of deferred purchase price adjustments from acquisitions of stock of Chicago Fiber Optic Corporation in 1990 and 1991. The liability for adjustments had been assumed by the Company's former majority owner in 1993 (see Note 16).

  In 1994, the Company purchased the common stock and all stock options of Centex Telemanagement, Inc. for $202,083. In connection with the acquisition, liabilities were assumed as follows:

      Fair value of tangible assets acquired......................... $  79,483
      Fair value of intangible assets acquired.......................   193,719
      Cash paid for stock............................................  (202,083)
                                                                      ---------
      Liabilities assumed............................................ $  71,119
                                                                      =========

               MFS COMMUNICATIONS COMPANY, INC. AND SUBSIDIARIES

                  FOR THE THREE YEARS ENDED DECEMBER 31, 1995
                            (DOLLARS IN THOUSANDS)

SUPPLEMENTAL SCHEDULE OF NON CASH FINANCING AND INVESTING ACTIVITIES:-- (CONTINUED)

  In 1994, the Company purchased the common stock of Cylix Communications Corporation for $2,250 in cash and the issuance of stock. In connection with the acquisition, liabilities were assumed as follows:

      Fair value of tangible assets acquired........................... $ 9,417
      Fair value of intangible assets acquired.........................   4,843
      Cash paid for stock..............................................  (2,250)
      Stock issued.....................................................  (5,990)
                                                                        -------
      Liabilities assumed.............................................. $ 6,020
                                                                        =======

  In 1994, the Company purchased the common stock of RealCom Office Communications, Inc. for $7,250 in cash and the issuance of stock. In connection with the acquisition, liabilities were assumed as follows:

      Fair value of tangible assets acquired.......................... $ 33,629
      Fair value of intangible assets acquired........................   56,075
      Cash paid for stock.............................................   (7,250)
      Stock issued....................................................  (53,052)
                                                                       --------
      Liabilities assumed............................................. $ 29,402
                                                                       ========

  The Company issued common stock with a value of $11,954 for other acquisitions during 1994. In connection with these acquisitions, the Company assumed liabilities of approximately $6,000, acquired networks and equipment of approximately $5,000 and recorded goodwill and other intangibles.

  The Company issued common stock with a value of $11,012 to acquire the minority interest of two of its subsidiaries during 1994.



  The accompanying notes are an integral part of the Consolidated Financial Statements.

               MFS COMMUNICATIONS COMPANY, INC. AND SUBSIDIARIES

                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                 (DOLLARS IN THOUSANDS, EXCEPT PER SHARE DATA)

1. ORGANIZATION:

  The consolidated financial statements include the accounts of MFS Communications Company, Inc. ("MFS"), and its majority owned subsidiaries (the "Company"). MFS was incorporated on July 17, 1987 in Delaware and, prior to its initial public offering in May 1993, was a wholly owned subsidiary of Kiewit Diversified Group Inc. ("KDG"), which is a wholly owned subsidiary of Peter Kiewit Sons', Inc. ("PKS"). In 1995, pursuant to a planned restructuring, all of PKS' remaining interest in the Company's capital stock was distributed to certain PKS stockholders.

  The Company operates through its subsidiaries in two business segments, telecommunications services and network systems integration. The telecommunications segment is comprised of the MFS Telecom Companies, which provides services to large business and government customers through MFS Telecom and MFS Datanet, the MFS Intelenet Companies, which provides services to small and medium sized business customers through MFS Intelenet, MFS International, which provides services to business and government customers internationally and Global Network Services, which manages the Company's international network platform. The network systems integration segment provides services primarily through MFS Network Technologies.

  Where appropriate, items within the consolidated financial statements and notes thereto have been reclassified from previous years to conform to current year presentation.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

 (a) Principles of Consolidation:

  The consolidated financial statements of the Company include the accounts of all of its majority owned subsidiaries. All significant intercompany accounts and transactions have been eliminated.

 (b) Recognition of Revenue:

  The Company recognizes revenue on telecommunications services in the month the related service is provided. Network systems integration revenue is recognized on the percentage-of-completion method of accounting. Under the percentage-of-completion method, an estimated percentage for each contract, as determined by the Company's engineering estimate based on the amount of work performed, is applied to total estimated profit. Provisions for losses are recognized on uncompleted contracts when they become known. Claims for additional revenue are recognized in the period when settled. Revisions in cost and profit estimates, which are always reasonably possible to occur in the near term under the percentage-of-completion method, are reflected in the accounting period in which the facts which require the revision become known.

 (c) Classification of Current Assets and Liabilities:

  In accordance with industry practice, amounts realizable and payable under network systems integration contracts which may extend beyond one year are includable in current assets and liabilities. A one-year time period is used as the basis for classification of all other current assets and liabilities.

 (d) Networks and Equipment

  The networks and equipment are stated at cost. Various costs are capitalized during the installation and expansion of the networks. Provisions for depreciation are computed using straight-line methods over estimated useful lives beginning in the year an asset is put into service.

  Electronic and related equipment, leasehold improvements, furniture and office equipment and land and buildings are stated at cost. Leasehold improvements primarily consist of extensions off the network to customer locations. Depreciation is computed using primarily straight-line methods over the estimated useful lives of the assets or, for capital leases, the term of the related leases.

               MFS COMMUNICATIONS COMPANY, INC. AND SUBSIDIARIES

                 (DOLLARS IN THOUSANDS, EXCEPT PER SHARE DATA)

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED):

  Costs of purchased software and certain costs to modify and improve certain of the Company's computer software are recorded at cost and are being amortized using the straight-line method over their estimated useful lives.

 (e) Intangible Assets:

  Costs incurred in developing new networks or expanding existing networks, including network design, negotiation of rights-of-way and obtaining legal/regulatory authorizations are deferred and amortized over five years.

  Costs incurred to obtain access to buildings are deferred by the Company and amortized over 15 years. Costs incurred to obtain city franchises are deferred by the Company and amortized over the initial term of the franchise.

  Pre-operating costs represent substantially all nondevelopment costs incurred during the pre-operating phase of a newly-constructed network and are amortized over five-year periods commencing with the start of operations.

  Goodwill is being amortized primarily over periods of 40 years from the dates of acquisition. The Company reviews the carrying amount of goodwill for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. Measurement of any impairment would include a comparison of estimated future operating cash flows anticipated to be generated during the remaining life of the goodwill to the net carrying value of the goodwill.

  The costs of rights-of-way and customer lists obtained in business acquisitions are being amortized over estimated useful lives of 20 to 25 years and three years, respectively.

 (f) Income Taxes:

  Prior to the Company's initial public offering in May 1993, the Company was included in the consolidated income tax returns of PKS. Income taxes were recognized as if the Company filed its own income tax returns on a separate return basis.

  The Company recognizes deferred tax liabilities and assets for the expected future tax consequences of events that have been included in the financial statements or tax returns. Under this method, deferred tax liabilities and assets are determined based on the difference between the financial statement and tax bases of assets and liabilities using enacted tax rates in effect for the year in which the differences are expected to reverse.

 (g) Minority Interest:

  The Company has recorded the entire loss of other than wholly owned subsidiaries where the loss applicable to the minority interest exceeds the minority interest in such subsidiaries' equity.

 (h) Translation of Foreign Financial Statements:

  Assets and liabilities are translated into U.S. dollars at year-end exchange rates. Revenues and expenses are translated using the average rates of exchange for the period. Gains or losses resulting from foreign currency translation are recorded as adjustments to stockholders' equity.

               MFS COMMUNICATIONS COMPANY, INC. AND SUBSIDIARIES

                 (DOLLARS IN THOUSANDS, EXCEPT PER SHARE DATA)

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED):

  Cash equivalents generally consist of highly liquid debt instruments purchased with a maturity of three months or less.

 (j) Marketable Securities:

  Marketable securities are being carried at fair value.

 (k) Financial Instruments:

  Financial instruments which potentially subject the Company to concentration of credit risk consist principally of marketable securities and accounts receivable. Concentrations of credit risk of marketable securities is limited due to investments in short-term, investment grade securities. Concentrations of credit risk with respect to accounts receivable are limited due to the dispersion of the Company's customer base among different industries and geographic areas and remedies provided by terms of contracts and statutes.

 (l) Loss Per Share:

  Pursuant to Securities and Exchange Commission Staff Accounting Bulletin No. 83, stock options granted with exercise prices below the assumed initial public offering price of $10.00 per share during the twelve-month period preceding the date of the initial filing of the Registration Statement have been included in the calculation of common stock equivalent shares, using the treasury stock method, as if they were outstanding for the first quarter ended March 31, 1993. The number of shares used in computing loss per share was as follows:

                                               1995        1994        1993
                                            ----------- ----------- -----------
Common stock............................... 127,786,000 124,874,000 104,572,000
Common stock equivalents Stock options
 using the initial public offering price...          --          --   1,192,000
                                            ----------- ----------- -----------
                                            127,786,000 124,874,000 105,764,000
                                            =========== =========== ===========

 (m) Estimates in Financial Statements:

  The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

3. FINANCIAL INSTRUMENTS:

  The following methods and assumptions were used to determine the classification and fair value of each class of financial instruments for which it is practicable to estimate that value:

 (a) Cash and cash equivalents:

  Cash equivalents generally consist of highly liquid debt instruments purchased with a maturity of three months or less and are carried at fair value which approximates cost due to the short maturities.

               MFS COMMUNICATIONS COMPANY, INC. AND SUBSIDIARIES

                 (DOLLARS IN THOUSANDS, EXCEPT PER SHARE DATA)

3. FINANCIAL INSTRUMENTS (CONTINUED):
 (b) Marketable Securities:

  The Company has classified all marketable securities other than cash equivalents as available-for-sale. The amortized costs of the securities used in computing unrealized and realized gains and losses are determined by specific identification. Fair values are estimated based on quoted market prices. Net unrealized gains and losses are reported as a separate component of stockholders' equity. The Company has not invested in derivative financial instruments.

  Marketable securities at December 31, 1995 and 1994 are as follows:

                                                UNREALIZED UNREALIZED ESTIMATED
                                      AMORTIZED  HOLDING    HOLDING     FAIR
    1995                                COST       GAIN       LOSS      VALUE
    ----                              --------- ---------- ---------- ---------
U.S. Treasury and other U.S. govern-
 ment corporations and agencies debt
 securities.......................... $ 48,652     $204      $   --   $ 48,856
Corporate debt securities............   36,859        6           6     36,859
                                      --------     ----      ------   --------
Total marketable securities.......... $ 85,511     $210      $    6   $ 85,715
                                      ========     ====      ======   ========
    1994
    ----
U.S. Treasury debt securities........ $274,191     $ --      $3,299   $270,892
Corporate debt securities............   93,335       --       1,966     91,369
                                      --------     ----      ------   --------
Total marketable securities.......... $367,526     $ --      $5,265   $362,261
                                      ========     ====      ======   ========

  The amortized costs and estimated fair value of investments in debt securities at December 31, 1995, by contractual maturity are as follows:

                                                                       ESTIMATED
                                                             AMORTIZED   FAIR
                                                               COST      VALUE
                                                             --------- ---------
      Due within 1 year..................................... $ 43,546   $43,541
      Due after 1 year through 5 years......................   37,936    38,140
      Due after 5 years through 10 years....................       --        --
      Due after 10 years....................................    4,029     4,034
                                                             --------   -------
                                                             $ 85,511   $85,715
                                                             ========   =======

  Sales activity in available-for-sale securities is summarized as follows:

                                                       1995     1994     1993
                                                     -------- -------- --------
     Proceeds from sale of available-for-sale secu-
      rities.......................................  $348,771 $446,429 $262,982
     Gross realized gains..........................        --      137      662
     Gross realized losses.........................     1,271      959      455

 (c) Long Term Debt:

  The fair value of the Company's long-term debt is estimated based on the quoted market price for the same or similar issues or on borrowing rates currently available to the Company for debt with similar terms and maturities. The fair market value of the Company's long-term debt was $732,003 and $496,359 at December 31, 1995 and 1994, respectively.

               MFS COMMUNICATIONS COMPANY, INC. AND SUBSIDIARIES

                 (DOLLARS IN THOUSANDS, EXCEPT PER SHARE DATA)

4. NETWORKS AND EQUIPMENT:

  Networks and equipment consist of the following:

                                                               1995      1994
                                                            ---------- --------
     Telecommunications networks........................... $  287,719 $171,770
     Electronic and related equipment......................    628,609  370,788
     Leasehold improvements................................    106,012   76,328
     Furniture, office equipment and other.................     36,225   27,838
     Land and buildings....................................     11,656    1,202
     Computer software.....................................     37,516   29,417
     Capitalized lease assets, primarily electronic equip-
      ment.................................................     34,593       --
     Networks-in-progress..................................    173,622  110,110
                                                            ---------- --------
                                                            $1,315,952 $787,453
                                                            ========== ========

  Amortization expense for 1995 and accumulated amortization at December 31, 1995 for capitalized lease assets was $254.

5. OTHER ASSETS:

  Other assets consist of the following:

                                                               1995      1994
                                                             --------  --------
     Deferred development and preoperating costs............ $ 56,635  $ 35,604
     Goodwill...............................................  297,970   286,533
     Rights-of-way..........................................   15,069    15,080
     Customer list..........................................   67,200    72,100
     Deferred financing costs...............................   23,699    18,899
     Other noncurrent assets................................      989     4,478
                                                             --------  --------
                                                              461,562   432,694
     Less accumulated amortization..........................  (70,876)  (35,402)
                                                             --------  --------
                                                             $390,686  $397,292
                                                             ========  ========

  Amortization of intangible assets and deferred costs was $41,946 in 1995, $25,419 in 1994 and $6,547 in 1993.

               MFS COMMUNICATIONS COMPANY, INC. AND SUBSIDIARIES

                 (DOLLARS IN THOUSANDS, EXCEPT PER SHARE DATA)
6. NOTES PAYABLE AND LONG-TERM DEBT:

  At December 31, 1995 and 1994, notes payable and long-term debt consist of the following:

                                                              1995      1994
                                                            --------  --------
   9 3/8% Senior Discount Notes, due January 15, 2004.....  $596,648  $544,413
   Credit Facilities, including interest at a variable
    rate (approximately 7.4% at December 31, 1995)........    65,000       --
   Vendor Credit Facilities, including interest at a vari-
    able rate (approximately 7.0% at December 31, 1995)...     4,400       --
   Notes Payable to bank, including interest at prime plus
    1.85% (7.85% at December 31, 1995) maturing in 1999,
    collateralized by certain equipment of a subsidiary...    20,000    16,210
   Note Payable to credit corporation, with quarterly pay-
    ments including interest at LIBOR + 2.5% (8.56% at De-
    cember 31, 1995) through March 31, 2000...............     3,967       --
   Equipment Finance Agreement with monthly payments
    including interest at 9.27% through March 31, 1999,
    collateralized by certain subsidiary assets...........     3,988     4,670
   Other..................................................        51        13
                                                            --------  --------
                                                             694,054   565,306
   Less: Current portion..................................    (1,995)  (16,973)
                                                            --------  --------
                                                            $692,059  $548,333
                                                            ========  ========

  Aggregate annual principal maturities as of December 31, 1995 are as follows:

            1996................................. $ 1,995
            1997.................................   2,330
            1998.................................  23,160
            1999.................................  67,528
            2000.................................   1,304

 (a) The Senior Discount Notes:

  The Company issued the Senior Discount Notes (the "1994 Senior Discount Notes") on January 19, 1994 and recorded the net proceeds, exclusive of transaction costs, of approximately $500,000 as long-term debt. The Company is accruing to the principal amount of the 1994 Senior Discount Notes of $788,320 through January 1999. Cash interest will not accrue on the 1994 Senior Discount Notes prior to January 15, 1999, however, the Company may elect to commence the accrual of cash interest at any time prior to that date. Commencing July 15, 1999 cash interest will be payable semi-annually.


  On or after January 15, 1999, the 1994 Senior Discount Notes will be redeemable at the option of the Company, in whole or in part from time to time, at the following prices (expressed in percentages of the principal amount at the stated maturity), if redeemed during the twelve months beginning January 15 of the years indicated below, in each case together with interest accrued to the redemption date.

            YEAR                               PERCENTAGE
            ----                               ----------
            1999..............................   103.52%
            2000..............................   102.34%
            2001..............................   101.17%
            2002 and thereafter...............   100.00%

               MFS COMMUNICATIONS COMPANY, INC. AND SUBSIDIARIES

                 (DOLLARS IN THOUSANDS, EXCEPT PER SHARE DATA)

6. NOTES PAYABLE AND LONG-TERM DEBT (CONTINUED):

  In addition, under certain conditions related to a change in control of the Company, the Company may be required to repurchase all or any part of the 1994 Senior Discount Notes as stipulated in the note agreement. The 1994 Senior Discount Notes are senior unsecured obligations of the Company and are subordinated to all current and future indebtedness of the Company's subsidiaries, including trade accounts payable. The 1994 Senior Discount Notes contain certain covenants which, among other things, restrict the Company's ability to incur additional debt, create liens, enter into sale and leaseback transactions, pay dividends, make certain restricted payments, enter into transactions with affiliates, and sell assets or merge with another company.

 (b) The Credit Facilities:

  In April 1995, the Company reached agreement with a syndicate of commercial banks for an aggregate of $250,000 of revolving credit facilities (the "Credit Facilities" or the "MFS Credit Facility" and the "MFS Telecom Credit Facility"). The Credit Facilities provide for borrowings of $150,000 by MFS Communications Company, Inc. and $100,000 by MFS Telecom. The commitments of the banks under the Credit Facilities shall be reduced quarterly starting July 31, 1998 through April 30, 2000. The obligations of the Company under the MFS Credit Facility have been guaranteed by substantially all of the Company's subsidiaries and collateralized by a security interest in the capital stock of substantially all of the Company's U.S. subsidiaries and a security interest in several franchise agreements held by certain of the Company's subsidiaries. The obligations of MFS Telecom under the Telecom Credit Facility have been guaranteed by the Company and certain of the Company's subsidiaries and collateralized by a security interest in the capital stock of substantially all of MFS Telecom's U.S. operating subsidiaries. The Company may repay any amounts borrowed under the Credit Facilities without premium or penalty at any time.

  The Credit Facilities provide for interest at a variable rate and a variable commitment fee on any unused balances. The Credit Facilities contain certain financial covenants and certain restrictions on the Company's ability to incur debt, sell assets, pay cash dividends and enter into transactions with affiliates, among other things. Borrowings under the MFS Telecom Credit Facility are to be used only for the construction and acquisition of telecommunications assets, as defined in the agreement.

 (c) The Vendor Credit Facilities:

  In July 1995, the Company established two credit facilities to borrow up to an aggregate of $120 million for purchases of switching equipment through mid-1997 (the "Vendor Credit Facilities"). The facilities are collateralized by the purchased equipment and partially guaranteed by the Swedish Export Credits Guarantee Board and the equipment manufacturer. Borrowings under the Vendor Credit Facilities will be repaid under various schedules, through 2002. The Company may repay any amounts borrowed under the facilities without premium or penalty at any time.

  The Vendor Credit Facilities provide for interest at a variable rate and a commitment fee on any unused balances. The Vendor Credit Facilities contain certain financial covenants and other restrictions similar to the Credit Facilities.

 (d) The Notes Payable:

  In April 1995, the Company extended the maturity dates on the Notes Payable to bank from 1995 to 1999. In addition, in connection with an acquisition in 1995, the Company assumed the Note Payable to credit corporation.

               MFS COMMUNICATIONS COMPANY, INC. AND SUBSIDIARIES

                 (DOLLARS IN THOUSANDS, EXCEPT PER SHARE DATA)

6. NOTES PAYABLE AND LONG-TERM DEBT (CONTINUED):

 (e) Other Debt:

  Subsequent to year end, the Company entered into a $20,000 loan agreement with an equipment manufacturer and a bank. The loan, which includes interest at a variable rate, must be used to purchase equipment supplied by the manufacturer. The loan must be repaid in semi-annual installments of $2,000 starting June 20, 1996, and is collateralized by the equipment purchased. The agreement contains certain financial covenants and restrictions similar to the Credit Facilities.

  Subsequent to year end the Company issued Senior Discount Notes (the "1996 Senior Discount Notes") and recorded the net proceeds, exclusive of transaction costs, of approximately $600 million as long-term debt. The Company will accrue to the principal amount of the 1996 Senior Discount Notes of $924,000 through January 2006. Cash interest will not accrue on the 1996 Senior Discount Notes prior to January 15, 2001 however, the Company may elect to commence the accrual of cash interest at any time prior to that date. Commencing July 15, 2001, cash interest will be payable semi-annually. The Company utilized a portion of the proceeds from the 1996 Senior Discount Notes to repay the outstanding balances under the Credit Facilities and a portion of the Notes Payable to bank. In connection with the issuance of the 1996 Senior Discount Notes, certain amendments to the financial covenants of the Credit Facilities and the Vendor Credit Facilities were made which, among other things, allowed the Company to issue the 1996 Senior Discount Notes.

7. LEASES:

  Capitalized leases consist of leases of electronic telecommunications equipment. The Company is also leasing premises under various operating leases which, in addition to rental payments, require payments for insurance, maintenance, property taxes and other executory costs related to the leases. Certain leases provide for adjustments in lease cost based upon adjustments in the consumer price index and increases in the landlord's management costs. The lease agreements have various expiration dates and renewal options through 2009.

  Future minimum payments by year and in the aggregate, under the capital leases and non cancelable operating leases with initial or remaining terms of one year or more consist of the following at December 31, 1995:

                                                             CAPITAL   OPERATING
                                                              LEASES    LEASES
                                                             --------  ---------
1996........................................................ $  5,188   $28,422
1997........................................................    5,660    27,095
1998........................................................    5,660    24,055
1999........................................................    5,793    19,819
2000........................................................    6,451    16,310
Subsequent to 2000..........................................   21,524    84,100
                                                             --------
  Total minimum lease payments..............................   50,276
Amounts representing interest...............................  (16,942)
                                                             --------
Present value of future minimum lease payments..............   33,334
Less amounts due in one year................................   (1,922)
                                                             --------
                                                             $ 31,412
                                                             ========

  Rent expense under lease agreements was $27,150 in 1995, $17,789 in 1994 and $8,724 in 1993.

               MFS COMMUNICATIONS COMPANY, INC. AND SUBSIDIARIES

                 (DOLLARS IN THOUSANDS, EXCEPT PER SHARE DATA)

8. COMMITMENTS AND CONTINGENCIES:

  Under the terms of stockholder agreements, from time to time, minority stockholders in certain subsidiaries have the option to put shares to the Company at a purchase price equal to an appraised value of such shares.

  The Company has issued standby letters of credit to various city governmental agencies and building lessors, amounting to approximately $10,341 at December 31, 1995. It is management's belief that the underlying obligations will be met in the normal course of business without material adverse effect on the Company's financial position.

  The Company is also obligated under rights-of-way and franchise agreements with various entities for the use of their rights-of-way for the installation of its telecommunications systems.

  In 1994, several former stockholders of MFS Telecom, a subsidiary of the Company, filed a lawsuit against the Company, KDG, and the Company's chief executive officer regarding the sale of their shares of MFS Telecom to the Company in September 1992. The plaintiffs allege that certain information was concealed from them, which caused them to sell their shares at an inadequate price. KDG has agreed to indemnify the Company against any claims asserted by the former stockholders.

  The Company is also involved in various other claims and regulatory proceedings incidental to its business. Management believes that any resulting liability beyond that provided should not materially affect the Company's financial position, results of operations or cash flows.

9. INCOME TAXES:

  Prior to the Company's initial public offering in May 1993 the Company was included in the consolidated income tax returns of PKS. Income taxes were recognized on a separate return basis as if the Company filed its own income tax returns.

  The Company and its parent entered into the Tax Sharing Agreement pursuant to which the parent has agreed to indemnify the Company against federal, state or local income tax liabilities of the consolidated or combined group of which the parent is the common parent for taxable periods beginning on or after January 1, 1993 during which the Company was a member of such group. In addition, pursuant to the Tax Sharing Agreement, for all taxable periods beginning on or after January 1, 1993, the Company would pay to the parent amounts equal to the taxes that the Company would otherwise have to pay if it were to file separate federal, state or local income tax returns, except that the Company will not be entitled to carry forward certain net operating losses generated prior to January 1, 1993. As a result of the Company's initial public offering in 1993, the Tax Sharing Agreement applies only to the January-May 1993 period for federal income tax purposes. The Company will recognize tax benefits on losses incurred subsequent to January 1, 1993 only to the extent the Company can utilize those benefits.

  Loss before income taxes is comprised of a loss of approximately $251,000 and $139,000 from domestic operations and approximately $16,000 and $14,000 from foreign operations in 1995 and 1994, respectively. Substantially all of the Company's loss before income taxes prior to 1994 was derived from domestic operations.

               MFS COMMUNICATIONS COMPANY, INC. AND SUBSIDIARIES

                 (DOLLARS IN THOUSANDS, EXCEPT PER SHARE DATA)

9. INCOME TAXES (CONTINUED):

  Income tax benefit (expense) consists of the following:

                                                        1995     1994     1993
                                                       -------  -------  ------
   Current
     U.S. Federal..................................... $   --   $   --   $  --
     State and other..................................    (600)     (60)   (596)
                                                       -------  -------  ------
                                                          (600)     (60)   (596)
                                                       -------  -------  ------
   Deferred
     U.S. Federal.....................................     --     2,163   7,816
     State............................................     --       --      --
                                                       -------  -------  ------
                                                           --     2,163   7,816
                                                       -------  -------  ------
                                                       $  (600) $ 2,103  $7,220
                                                       =======  =======  ======

  The actual income tax benefit (expense) differs from the "expected" income tax benefit (computed by applying the U.S. federal corporate tax rate of 35% in 1995, 1994 and 1993 to loss before income taxes) as follows:

                                                        1995     1994     1993
                                                       -------  -------  ------
   Federal income tax benefit at statutory rate....... $93,554  $53,656  $8,046
   Unutilized tax benefit due to net operating loss... (91,157) (49,680)     --
   Goodwill amortization..............................  (2,713)  (1,676)   (627)
   State income taxes and other.......................    (284)    (197)   (199)
                                                       -------  -------  ------
                                                       $  (600) $ 2,103  $7,220
                                                       =======  =======  ======

  At December 31, 1995, the Company had net operating loss carryforwards for income tax purposes of approximately $444,000 which expire in years 1997 through 2010. A valuation reserve has been recognized to offset the related deferred tax assets due to the uncertainty of realizing the benefit of the loss carryforwards.

  The components of deferred taxes were as follows:

                                                              1995       1994
                                                            ---------  --------
   Deferred tax assets:
     Net operating losses.................................. $ 155,338  $ 78,692
     Other.................................................    14,523    14,771
                                                            ---------  --------
       Total deferred tax assets...........................   169,861    93,463
                                                            ---------  --------
   Deferred tax liabilities:
     Deferred charges......................................     8,552     6,861
     Accumulated depreciation..............................    13,880    19,150
     Acquisition intangibles, other than goodwill..........    11,621    21,280
                                                            ---------  --------
       Total deferred tax liabilities......................    34,053    47,291
                                                            ---------  --------
   Net deferred tax assets.................................   135,808    46,172
   Less: Valuation allowance...............................  (135,808)  (46,172)
                                                            ---------  --------
   Net deferred tax liabilities............................ $     --   $    --
                                                            =========  ========

               MFS COMMUNICATIONS COMPANY, INC. AND SUBSIDIARIES

                 (DOLLARS IN THOUSANDS, EXCEPT PER SHARE DATA)

10. SERIES A PREFERRED STOCK:

  In May 1995, the Company issued 9,500,000 Depositary Shares (the "Depositary Shares"), each representing a one one-hundredth interest in a share of Series A 8% cumulative convertible preferred stock (the "Series A Preferred Stock"), in a public offering. The proceeds of the offering, net of expenses, was $306,455. The Depositary Shares are mandatorily convertible into an aggregate of 19,000,000 shares of common stock. The Depositary Shares are also redeemable at the option of the Company into shares of common stock on or after May 31, 1998 at a ratio that will vary depending upon certain factors, including the market price of the common stock at the time of redemption and the status of dividend payments. The Depositary Shares are also convertible at the option of the holder at any time at a rate of 163.94 shares of common stock for each share of Series A Preferred Stock (equivalent to a conversion price of $20.43 per share of common stock), subject to certain adjustments.

  The Depositary Shares are entitled to receive dividends, when, as, and if they are declared by the Board of Directors, accruing at the rate of $2.68 per share per annum, payable quarterly in arrears on each February 28, March 31, August 31 and November 30. Dividends are payable in cash or in shares of common stock, at the election of the Company. Certain of the Company's debt agreements restrict the Company's ability to pay cash dividends, and as a result, the Company does not anticipate that it will pay cash dividends on the Series A Preferred Stock for the foreseeable future. The Company paid the dividends on August 31 and November 30, 1995 in common stock valued at $14,773.

  The Depositary Shares are entitled to vote on the basis of .1000 of a vote for each Depositary Share held (equivalent to 10 votes for each share of Series A Preferred Stock). The Series A Preferred Stock has a liquidation preference equal to the greater of (i) the sum of (a) $3,350 per share and (b) all accrued and unpaid dividends thereon to the date of liquidation and (ii) the value of the shares of the Company's common stock into which such Series A Preferred Stock are convertible on the date of liquidation.

11. SPIN-OFF:

  Pursuant to a planned restructuring of PKS' ownership in the Company's capital stock, on September 30, 1995, the Company issued 15,000,000 shares of Series B, 7 3/4% cumulative convertible preferred stock (the "Series B Preferred Stock") to a wholly owned subsidiary of PKS in exchange for 5,800,000 shares of the Company's common stock, which are being held in treasury. Also pursuant to that restructuring, PKS purchased $1,000 of the Company's common stock and then distributed all of its shares of the Company's common stock and the shares of Series B Preferred Stock to certain of its stockholders. The Series B Preferred Stock received by PKS' stockholders are subject to certain restrictions regarding sale or transfer through September 30, 2001. The common stock received and the Series B Preferred Stock issued in the exchange have been accounted for based upon the market value of the common stock on September 30, 1995.

  The Series B Preferred Stock is convertible into shares of common stock at any time after the first anniversary of the date of issuance at a conversion price of $21.563 (an effective conversion rate of 0.0463768 shares of common stock for each share of Series B Preferred Stock). Dividends on the Series B Preferred Stock accrue at the rate of 7 3/4% per annum and are payable in cash. Dividends will be paid only when, as and if declared by the Board of Directors of the Company. Certain of the Company's debt agreements restrict the Company's ability to pay cash dividends, and as a result the Company anticipates that, in the near future, dividends on the Series B Preferred Stock will not be declared but will continue to accrue. Upon conversion, accrued but unpaid dividends are payable in cash or shares of common stock at the Company's election. At December 31, 1995, the Company has recognized undeclared dividends of $291, or $.02 per Series B preferred share.

  Shares of Series B Preferred Stock are also redeemable at the option of the Company at any time after September 30, 2001 at a redemption price of $1.00 per share, plus accrued and unpaid dividends. The redemption price will be payable in cash or shares of the Company's common stock at the Company's election.

               MFS COMMUNICATIONS COMPANY, INC. AND SUBSIDIARIES

                 (DOLLARS IN THOUSANDS, EXCEPT PER SHARE DATA)

11. SPIN-OFF (CONTINUED):

  Each share of Series B Preferred Stock has the right to ten votes on all matters presented to the Company's stockholders, however the shares are subject to an irrevocable proxy that has been granted to the Secretary and Assistant Secretary of the Company on all matters other than the election of directors and matters as to which holders of the Series B Preferred Stock vote as a separate class. That proxy requires the Secretary and Assistant Secretary of the Company to vote all of the shares of Series B Preferred Stock in proportion to the vote of the holders of the Company's common stock. The Series B Preferred Stock has a liquidation preference over Junior Stock, as defined, of $1.00 per share, plus an amount equal to unpaid dividends thereon, including accrued dividends, whether or not declared.

12. COMMON STOCK WARRANTS:

  The Company entered into an agreement on June 8, 1993 to issue 1,500,000 common stock warrants to an investment bank in consideration for the provision of financial advisory services to the Company over a three-year period. The warrants vest quarterly through June 7, 1996, and are exercisable at $13.125 per share during the five-year period following the date each portion vests and becomes exercisable. The fair value of the warrants as of June 8, 1993 has been accounted for within stockholders' equity as additional paid-in capital, with an offsetting deferred charge to equity and will be amortized over the three-year vesting period. In the event of a change in control as defined in the agreement, the warrants immediately vest and become exercisable.

13. STOCKHOLDER RIGHTS PLAN:

  In September 1995, the Company executed a Rights Agreement that provides for the issuance of preferred stock purchase rights which expire in October 2005. The rights generally will be exercisable and transferable apart from the common stock only after the tenth day following public disclosure that a person or group has acquired beneficial ownership of 15% or more of the common stock or, the tenth business day after the date on which a person commences a tender or exchange offer upon consummation of which such person or group would beneficially own 15% or more of the common stock of the Company.

  If any person becomes the beneficial owner of 15% or more of the Company's common stock other than pursuant to an offer for all shares which is fair to and otherwise in the best interests of the Company and its subsidiaries, then each right not owned by a 15% or more stockholder or certain related parties will entitle the holder to purchase shares of common stock of the Company (or, in certain circumstances as determined by the Board of Directors of the Company, cash, other property, or other securities) having a value equal to twice the right's exercise price. The rights may not be exercised while they are redeemable . The Company is generally entitled to redeem the rights at $.01 per right at any time until the tenth day following public disclosure that a person or group has become the beneficial owner of 15% or more of the Company's common stock.

  In addition, if, after any person has become a 15%-or-more stockholder, the Company is involved in a merger or other business combination transaction with another person in which its common stock is changed or converted, or sells 50% or more of its assets or earning power to another person, each right will entitle its holder to purchase, at the right's then-current exercise price, shares of common stock of such other person having a value of twice the right's exercise price.

14. SHELF REGISTRATION:

  The Company has filed a shelf Registration Statement on Form S-3 with the Securities and Exchange Commission for the sale, from time to time, of one or more series of unsecured debt or equity securities having an aggregate value of $1.0 billion. In January 1996, the Company issued the 1996 Senior Discount Notes which represented a partial drawdown of approximately $600 million on the shelf registration.

               MFS COMMUNICATIONS COMPANY, INC. AND SUBSIDIARIES

                 (DOLLARS IN THOUSANDS, EXCEPT PER SHARE DATA)

15. EMPLOYEE BENEFIT PLANS:

 (a) 401(k) Plan:

  The Company administers a 401(k) Plan whereby eligible employees may voluntarily contribute a percentage of compensation. The Company has not contributed to the plan. Full-time employees who have attained 21 years of age are eligible to participate.

 (b) Stock Option Plans:

  On November 23, 1992, the Board of Directors adopted the 1992 Stock Plan, which authorizes, among other things, the grant of options at not less than 100% of the fair market value at the date of the option grant. On that date an aggregate of 12,000,000 shares of common stock were reserved for the exercise of nonqualified stock options. Effective August 31, 1993, the Board of Directors adopted the 1993 Stock Plan, which authorizes the grant of options at not less than 100% of the fair market value at the date of the option grant. The Company has registered 20,000,000 shares of common stock for the grant of options under the 1993 plan. The Compensation Committee of the Board of Directors administers the stock plans. Options vest over a five-year period. Certain non-executive employees have received credit for years of past service under the 1992 stock plan.

  Information regarding the Company's stock option plans is summarized below:

                                            1993             1992
                                            PLAN             PLAN           TOTAL
                                       ---------------  --------------  --------------
   Shares under option:
     Outstanding December 31, 1992...              --       12,000,000      12,000,000
     Granted.........................        2,320,000             --        2,320,000
     Exercised.......................              --         (925,416)       (925,416)
     Cancelled.......................              --         (381,488)       (381,488)
                                       ---------------  --------------  --------------
     Outstanding December 31, 1993...        2,320,000      10,693,096      13,013,096
     Granted.........................        4,801,606         363,790       5,165,396
     Exercised.......................              --         (935,452)       (935,452)
     Cancelled.......................         (313,562)       (210,894)       (524,456)
                                       ---------------  --------------  --------------
     Outstanding December 31, 1994...        6,808,044       9,910,540      16,718,584
     Granted.........................        5,704,850          79,146       5,783,996
     Exercised.......................          (96,980)       (720,482)       (817,462)
     Cancelled.......................         (602,414)       (140,436)       (742,850)
                                       ---------------  --------------  --------------
     Outstanding December 31, 1995...       11,813,500       9,128,768      20,942,268
                                       ===============  ==============  ==============
   Option price range per share:
     At December 31, 1993............  $         16.25  $        6.025  $ 6.025-$16.25
     At December 31, 1994............  $ 12.375-$18.00  $6.025-$16.375  $ 6.025-$18.00
     At December 31, 1995............  $12.375-$26.625  $ 6.025-$17.50  $6.025-$26.625
   Options price range for shares
    exercised:
     During the year ended December
      31, 1993.......................              --           $6.025          $6.025
     During the year ended December
      31, 1994.......................              --           $6.025          $6.025
     During the year ended December
      31, 1995.......................  $12.375-$17.125          $6.025  $6.025-$17.125

               MFS COMMUNICATIONS COMPANY, INC. AND SUBSIDIARIES

                 (DOLLARS IN THOUSANDS, EXCEPT PER SHARE DATA)

15. EMPLOYEE BENEFIT PLANS (CONTINUED):

Options exercisable:
  At December 31, 1993............................       --  1,999,602 1,999,602
  At December 31, 1994............................   432,806 4,513,794 4,946,600
  At December 31, 1995............................ 1,751,756 5,110,706 6,862,462

 (c) Shareworks:

  Effective October 1995, the Company implemented a new employee benefit plan which is comprised of a grant plan and a match plan jointly known as Shareworks. The plan was offered to each domestic employee hired after September 1, 1995, and also made available to all current employees that choose to be ineligible for future grants under the Company's Stock Option Plans. The grant plan enables the Company to grant shares of the Company's common stock to eligible employees based upon a percentage of the employee's eligible pay, up to 5%. The original grant will vest after three years with any additional grants vesting immediately once the initial three year period has been met.

  The match plan allows eligible employees to defer between 1% and 10% of eligible pay to purchase common stock of the Company at the stock price on each pay period date. The Company will match the shares purchased by the employee on a one-for-one basis. The stock which is credited to each employee's account to match the employee's purchase during any calendar quarter, vests three years after the end of that quarter. The amount deferred by employees for purchases of stock through December 31, 1995 was $1,352.

 (d) Shareworks Plus:

  Subsequent to year end the Company implemented a new employee stock compensation plan which grants stock options to certain key executive employees under a plan known as Shareworks Plus. Under this plan, the value received by the employee upon exercise is determined by the rate of increase in the Company's stock compared to the rate of increase in the S&P 500, a common composite measurement of the stock price of a group of companies. If the stock price of the Company's common stock does not increase faster than the S&P, or if the Company's stock price decreases, the value to be received by the employee upon exercise is $0. If the stock price of the Company's common stock increases at a rate faster than the S&P 500 the value received by the employee upon exercise, which will normally be paid in common stock of the Company, increases. The first grant of approximately 450,000 options under Shareworks Plus, which are immediately vested, was made on January 1, 1996. Subject to the approval of the Company's Compensation Committee of the Board of Directors, additional grants will be made quarterly.

 (e) Accounting for Stock-Based Compensation:

  In October 1995, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 123 ("SFAS 123"), Accounting for Stock-Based Compensation. SFAS 123 encourages entities to adopt a fair value based method of accounting for employee stock compensation plans, however it also allows an entity to continue to measure compensation cost for those plans using the intrinsic value based method of accounting. Under the intrinsic value based method, many companies, including MFS, have not recognized compensation cost for many of their stock compensation plans. Under the fair value based method, many companies would recognize compensation costs for those same plans.

  The Company plans to adopt SFAS 123 in the first quarter of 1996. While the Company has not yet determined the total effect of adopting SFAS 123, it believes that the adoption of the standard will result in material non-cash charges to operations in 1996 and thereafter. The amount of the non-cash charge will be dependent upon a number of factors, including the number of options granted and the fair value estimated at the time of grant.

               MFS COMMUNICATIONS COMPANY, INC. AND SUBSIDIARIES

                 (DOLLARS IN THOUSANDS, EXCEPT PER SHARE DATA)

16.  ACQUISITIONS:

  In 1995, the Company acquired all of the issued and outstanding shares of capital stock of companies that provide telecommunications services in Richmond, Virginia, Denver, Colorado and White Plains, New York. The total cost of the acquisitions was approximately $18,567, excluding transaction costs and liabilities assumed. The cost of one of these acquisitions included the issuance of 342,720 shares of the Company's common stock valued at $5,912. These operations have been integrated into MFS Telecom. The effect on the Company's operations as a result of these acquisitions was not significant.

  Effective November 14, 1994, the Company purchased all the outstanding stock of RealCom Office Communications, Inc. ("RealCom"). RealCom was a Shared Tenant Services company that provides telecommunications services, including long distance, equipment and outsourcing. The total cost of the acquisition was approximately $60,302, excluding transaction costs and liabilities assumed. Included in the cost of the acquisition were 2,720,606 shares of the Company's common stock valued at $53,052. RealCom operations have been integrated into MFS Intelenet.

  Effective November 1, 1994, the Company purchased all the outstanding stock of Cylix Communications Corporation ("Cylix"). Cylix provides data communications services by providing connectivity for IBM compatible hosts to remote sites. The total cost of the acquisition was approximately $8,240, excluding transaction costs and liabilities assumed. Included in the cost of the acquisition were 355,490 shares of the Company's common stock valued at $5,990. Cylix operations have been integrated into MFS Datanet.

  Effective May 18, 1994, the Company purchased the common stock and all stock options of Centex Telemanagement, Inc. ("Centex"). Centex provides telecommunications management services for small and medium-sized businesses. The total cost of the acquisition was approximately $202,083, excluding transaction costs and liabilities assumed. Centex operations have been integrated into MFS Intelenet.

  In the first quarter of 1994, the Company acquired all of the issued and outstanding shares of a company that provided telecommunications services in Rochester, Albany and Buffalo, New York and acquired cable and various rights-of-way agreements from a company which provided the base for the Company's network in St. Louis, Missouri. These operations have been integrated into MFS Telecom.

  These acquisitions have been accounted for as purchases and accordingly, the acquired assets and liabilities were recorded at their estimated fair values at the date of the acquisition, and the results of operations have been included in the accompanying financial statements since the dates of acquisition. The total purchase price in excess of the fair market value of the net assets acquired was recorded as goodwill. The goodwill is being amortized on a straight-line basis over a 40-year life.

               MFS COMMUNICATIONS COMPANY, INC. AND SUBSIDIARIES

                 (DOLLARS IN THOUSANDS, EXCEPT PER SHARE DATA)

16. ACQUISITIONS (CONTINUED):

  The following unaudited pro forma information shows the results of the Company as though the acquisitions in 1994 occurred as of the beginning of each period indicated. These results include certain adjustments consistent with the Company's accounting policies related to revenue recognition and amortization of intangible assets. These results are not necessarily indicative of the results that actually would have been attained if the acquisitions had been in effect at the beginning of each period or which may be attained in the future.

                                                       YEAR ENDED DECEMBER 31,
                                                       ------------------------
                                                          1994         1993
                                                       -----------  -----------
     Revenue.......................................... $   421,925  $   400,371
     Net loss.........................................    (176,483)     (56,054)
     Loss per common and common equivalent share......       (1.38)       (0.51)

  In 1994, the Company recorded $24,514 of additional goodwill relating to the settlement of a deferred purchase price adjustment that arose prior to 1994. In April 1990, the Company acquired 80% of the voting stock of Chicago Fiber Optic Corporation, now doing business as Metropolitan Fiber Systems of Chicago, Inc. ("MFS Chicago"). The acquisition was accounted for as a purchase. A portion of the purchase price of the stock acquired was to be based upon the fair market value of MFS Chicago in April 1993. During 1991, the Company acquired an additional 10% of the voting stock of MFS Chicago for a deferred purchase price based upon the MFS Chicago fair market value as of April 1993. The deferred purchase price associated with these purchases of MFS Chicago stock was assumed by KDG, the Company's majority stockholder, without recourse to the Company in 1993 and was settled in the first quarter of 1994. The Company recorded the settlement as goodwill and a capital contribution by KDG.

  The Company also acquired the interest of certain minority shareholders of its subsidiaries during 1995 and 1994.

17. RELATED PARTY TRANSACTIONS:

  The Company incurred expense for services provided by a former affiliate as follows:

                                                               1995  1994  1993
                                                               ---- ------ ----
     Administrative services.................................. $600 $1,200 $900
     Office lease expense.....................................  365    364  357
     Aircraft expense.........................................  325    477  516
     Insurance expense........................................  125    287  364

  An officer of the Company is a partner in a law firm that provides legal services to the Company. The Company paid legal fees to this firm of approximately $6,063 in 1995, $2,854 in 1994 and $2,900 in 1993.

  A director of the Company was the chairman of a company that received $35 for management services in 1993 for a network systems integration project in the United Kingdom. In 1993, the Company acquired the director's company for $1,300.

               MFS COMMUNICATIONS COMPANY, INC. AND SUBSIDIARIES

                 (DOLLARS IN THOUSANDS, EXCEPT PER SHARE DATA)

18. SEGMENT INDUSTRY DATA:

  The Company operates in two reportable segments primarily within the United
States: telecommunications services and network systems integration services. A summary of the Company's operations by industry follows:

                                                 1995        1994       1993
                                                 ----        ----       ----
Revenue:
  Telecommunications services................ $  498,225  $  228,707  $ 70,048
  Network systems integration................    221,986     155,869   115,942
  Intersegment activity......................   (137,017)    (97,829)  (44,879)
                                              ----------  ----------  --------
    Total.................................... $  583,194  $  286,747  $141,111
                                              ==========  ==========  ========
Operating income (loss):
  Telecommunications services................ $ (234,055) $ (131,216) $(35,379)
  Network systems integration................     (5,250)     (4,913)    3,478
                                              ----------  ----------  --------
    Total....................................   (239,305)   (136,129)  (31,901)
Interest income (expense) net................    (25,418)    (16,110)    8,793
Unallocated income (expense).................     (2,575)     (1,065)      119
                                              ----------  ----------  --------
Loss before income taxes..................... $ (267,298) $ (153,304) $(22,989)
                                              ==========  ==========  ========
Identifiable assets:
  Telecommunications services................ $1,793,958  $1,540,675  $864,932
  Network systems integration................    106,088      81,053    54,232
  Intersegment activity......................    (32,912)    (37,182)  (12,227)
                                              ----------  ----------  --------
    Total.................................... $1,867,134  $1,584,546  $906,937
                                              ==========  ==========  ========
Capital expenditures:
  Telecommunications services................ $  504,568  $  359,188  $126,491
  Network systems integration................      2,298       4,188       860
                                              ----------  ----------  --------
    Total.................................... $  506,866  $  363,376  $127,351
                                              ==========  ==========  ========
Depreciation and amortization:
  Telecommunications services................ $  139,947  $   72,209  $ 33,771
  Network systems integration................      2,549       1,660       899
                                              ----------  ----------  --------
    Total.................................... $  142,496  $   73,869  $ 34,670
                                              ==========  ==========  ========

  The Company generated 30% of its revenue during 1993 from a contract with the Department of General Services-State of Iowa, relative to a network systems integration project.

               MFS COMMUNICATIONS COMPANY, INC. AND SUBSIDIARIES

                 (DOLLARS IN THOUSANDS, EXCEPT PER SHARE DATA)

19. QUARTERLY SUMMARY OF OPERATIONS (UNAUDITED):

  The following table presents unaudited quarterly operating results for the first quarter of 1994 through the fourth quarter of 1995. The Company believes that all necessary adjustments have been included in the amounts stated below to present fairly the quarterly results when read in conjunction with the Consolidated Financial Statements and notes thereto. Results of operations for any particular quarter are not necessarily indicative of results of operations for a full year or predictive of future periods.

                                      1994                                  1995
                         ----------------------------------  --------------------------------------
                           1ST      2ND      3RD      4TH      1ST       2ND       3RD       4TH
                         -------  -------  -------  -------  --------  --------  --------  --------
Revenue:
 Telecommunications
  services.............. $22,068  $46,646  $72,880  $87,113  $103,788  $117,079  $131,432  $145,926
 Network systems inte-
  gration...............  12,440   14,786   16,099   14,715    14,552    22,926    22,285    25,206
                         -------  -------  -------  -------  --------  --------  --------  --------
   Total................  34,508   61,432   88,979  101,828   118,340   140,005   153,717   171,132
Loss from operations.... (18,588) (27,495) (37,010) (53,036)  (56,556)  (58,561)  (60,846)  (63,342)
Other expense, net......    (859)  (4,326)  (5,819)  (6,171)   (7,252)   (6,167)   (6,143)   (8,431)
Loss before income tax-
 es..................... (19,447) (31,821) (42,829) (59,207)  (63,808)  (64,728)  (66,989)  (71,773)
Income tax benefit (ex-
 pense).................     972      156      975       --      (100)     (100)     (250)     (150)
Net loss................ (18,475) (31,665) (41,854) (59,207)  (63,908)  (64,828)  (67,239)  (71,923)
Loss per share applica-
 ble to common stock-
 holders................    (.15)    (.26)    (.34)    (.47)     (.50)     (.51)     (.58)     (.64)
EBITDA(1)...............  (6,927) (11,575) (16,024) (27,734)  (27,483)  (26,913)  (22,861)  (19,553)

- --------
(1) EBITDA consists of earnings (loss) before interest, income taxes, depreciation and amortization. EBITDA is commonly used in the communications industry to analyze companies on the basis of operating performance. EBITDA is not intended to represent cash flows for the periods. See Consolidated Financial Statements of Cash Flows.

20. STOCK SPLIT:

  On April 1, 1996 the Board of Directors declared a two-for-one common stock split. The stock split was effected in the form of a stock dividend that was payable to stockholders of record on April 16, 1996. The conversion features of the Company's Series A and Series B Preferred stock were adjusted pursuant to their terms to maintain the proportionate rights of those preferred stocks. In this report, all per share amounts and numbers of shares have been restated to reflect the stock split.

               MFS COMMUNICATIONS COMPANY, INC. AND SUBSIDIARIES

                     CONSOLIDATED STATEMENTS OF OPERATIONS
                 (DOLLARS IN THOUSANDS, EXCEPT PER SHARE DATA)
                                  (UNAUDITED)

                                                              THREE MONTHS
                                                                  ENDED
                                                                MARCH 31,
                                                            ------------------
                                                              1996      1995
                                                            --------  --------
Revenue.................................................... $186,316  $118,340
Costs and expenses:
  Operating expenses.......................................  174,173   119,882
  Depreciation and amortization............................   44,609    29,073
  General and administrative expenses......................   34,892    25,941
                                                            --------  --------
                                                             253,674   174,896
                                                            --------  --------
Loss from operations.......................................  (67,358)  (56,556)
Other income (expense):
  Interest income..........................................    5,644     3,292
  Interest expense.........................................  (23,626)   (9,628)
  Other....................................................     (784)     (916)
                                                            --------  --------
    Total other income (expense)...........................  (18,766)   (7,252)
                                                            --------  --------
Loss before income taxes...................................  (86,124)  (63,808)
Income tax expense.........................................     (100)     (100)
                                                            --------  --------
Net loss...................................................  (86,224)  (63,908)
Dividends on preferred stock...............................   (7,072)       --
                                                            --------  --------
Net loss applicable to common stockholders................. $(93,296) $(63,908)
                                                            ========  ========
Net loss per share applicable to common stockholders....... $  (0.75) $  (0.50)
                                                            ========  ========


          See accompanying notes to consolidated financial statements.

               MFS COMMUNICATIONS COMPANY, INC. AND SUBSIDIARIES

                           CONSOLIDATED BALANCE SHEET
                 (DOLLARS IN THOUSANDS, EXCEPT PER SHARE DATA)
                                  (UNAUDITED)

                                                                    MARCH 31,
                                                                       1996
                                                                    ----------
                              ASSETS
Current assets:
  Cash and cash equivalents........................................ $   92,588
  Marketable securities............................................    368,266
  Accounts receivable..............................................    155,702
  Costs and earnings in excess of billings on uncompleted
   contracts.......................................................     48,837
  Other current assets.............................................     56,321
                                                                    ----------
    Total current assets...........................................    721,714
Networks and equipment, at cost....................................  1,466,254
  Less accumulated depreciation and amortization...................   (245,321)
                                                                    ----------
Networks and equipment, net........................................  1,220,933
Goodwill, net......................................................    279,970
Other assets, net..................................................    124,594
                                                                    ----------
    Total assets................................................... $2,347,211
                                                                    ==========

       See accompanying notes to consolidated financial statements.

               MFS COMMUNICATIONS COMPANY, INC. AND SUBSIDIARIES

                 (DOLLARS IN THOUSANDS, EXCEPT PER SHARE DATA)
                                  (UNAUDITED)

                                                                    MARCH 31,
                                                                       1996
                                                                    ----------
               LIABILITIES AND STOCKHOLDERS' EQUITY
Current liabilities:
  Current portion of notes payable and long-term debt.............. $    1,819
  Current portion of capital lease obligations.....................      2,079
  Accounts payable.................................................    168,235
  Accrued costs and billings in excess of revenue on uncompleted
   contracts.......................................................     30,808
  Accrued compensation.............................................      8,505
  Other current liabilities........................................     56,210
                                                                    ----------
    Total current liabilities......................................    267,656
Notes payable and long-term debt, less current portion.............  1,255,256
Capital lease obligations, less current portion....................     31,098
Other liabilities..................................................     27,328
Minority interest..................................................     11,291
Commitments and contingencies (Note 7)
Stockholders' equity:
  Preferred stock, $.01 par value. Authorized 25,000,000 shares:
    Series A, 8% cumulative convertible; issued 95,000 in 1996,
     variable liquidation preference...............................          1
    Series B, 7 3/4% cumulative convertible; issued 15,000,000 in
     1996, liquidation preference $1.00 per share plus unpaid
     dividends.....................................................        150
  Common stock, $.01 par value. Authorized 400,000,000 shares; is-
   sued 125,619,662 in 1996 (Note 3)...............................      1,255
  Additional paid-in capital.......................................  1,482,442
  Deferred charge..................................................       (434)
  Foreign currency adjustment......................................       (875)
  Unrealized investment gain (loss)................................       (647)
  Accumulated deficit..............................................   (727,310)
                                                                    ----------
    Total stockholders' equity.....................................    754,582
                                                                    ----------
    Total liabilities and stockholders' equity..................... $2,347,211
                                                                    ==========


          See accompanying notes to consolidated financial statements.

               MFS COMMUNICATIONS COMPANY, INC. AND SUBSIDIARIES

           CONSOLIDATED STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY

                   FOR THE THREE MONTHS ENDED MARCH 31, 1996
                                  (UNAUDITED)

                          SERIES A  SERIES B          ADDITIONAL             FOREIGN
                          PREFERRED PREFERRED COMMON   PAID-IN    DEFERRED   CURRENCY
                            STOCK     STOCK   STOCK    CAPITAL     CHARGE   ADJUSTMENT
                          --------- --------- ------  ----------  --------  ----------
                                           (DOLLARS IN THOUSANDS)
Balance at January 1,
 1996...................     $ 1      $150    $  651  $1,512,394  $(1,017)    $   45
Stock dividend on Series
 A Preferred Stock......     --        --          1       7,071      --         --
Stock options exercised.     --        --          4       7,138      --         --
Amortization of deferred
 charge.................     --        --        --          --       583        --
Foreign currency adjust-
 ment...................     --        --        --          --       --        (920)
Change in unrealized in-
 vestment gain (loss)...     --        --        --          --       --         --
Retirement of treasury
 stock..................     --        --        (29)    (48,053)     --         --
Stock compensation plan
 additions..............     --        --        --        4,520      --         --
Two-for-one stock split.     --        --        628        (628)     --         --
Net loss................     --        --        --          --       --         --
                             ---      ----    ------  ----------  -------     ------
Balance at March 31,
 1996...................     $ 1      $150    $1,255  $1,482,442  $  (434)    $ (875)
                             ===      ====    ======  ==========  =======     ======

                                    UNREALIZED
                                    INVESTMENT  ACCUMULATED TREASURY
                                    GAIN (LOSS)   DEFICIT     STOCK     TOTAL
                                    ----------- ----------- ---------  --------
Balance at January 1, 1996........    $  204     $(555,221)  (126,875) $830,332
Stock dividend on Series A Pre-
 ferred Stock.....................       --         (7,072)       --        --
Stock options exercised...........       --            --         --      7,142
Amortization of deferred charge...       --            --         --        583
Foreign currency adjustment.......       --            --         --       (920)
Change in unrealized investment
 gain (loss)......................      (851)          --         --       (851)
Retirement of treasury stock......       --        (78,793)   126,875       --
Stock compensation plan additions.       --            --         --      4,520
Two-for-one stock split...........       --            --         --        --
Net loss..........................       --        (86,224)       --    (86,224)
                                      ------     ---------  ---------  --------
Balance at March 31, 1996.........    $ (647)    $(727,310) $     --   $754,582
                                      ======     =========  =========  ========

          See accompanying notes to consolidated financial statements.

               MFS COMMUNICATIONS COMPANY, INC. AND SUBSIDIARIES

                     CONSOLIDATED STATEMENTS OF CASH FLOWS
                                  (UNAUDITED)

                                                          THREE MONTHS ENDED
                                                               MARCH 31,
                                                          --------------------
                                                            1996       1995
                                                          ---------  ---------
                                                              (DOLLARS IN
                                                              THOUSANDS)
Cash flows from operating activities:
  Net loss............................................... $ (86,224) $ (63,908)
  Adjustments to reconcile net loss to net cash used in
   operating activities:
    Depreciation and amortization........................    44,609     29,073
    Non cash interest expense............................    21,145      9,123
    Non cash compensation expense........................     3,341        --
    Loss on sale of securities...........................       --         749
    Changes in assets and liabilities, net of effects of
     acquisitions:
      Accounts receivable and other current assets.......   (28,174)    (6,548)
      Other liabilities..................................    (7,114)    10,256
                                                          ---------  ---------
    Net cash used in operating activities................   (52,417)   (21,255)
                                                          ---------  ---------
Cash flows from investing activities:
  Purchases of networks and equipment....................  (148,440)  (102,212)
  Proceeds from maturities and sales of marketable secu-
   rities                                                   106,000    154,931
  Purchases of marketable securities.....................  (386,602)       --
  Acquisitions of businesses, excluding cash acquired....       --      (7,761)
  Additions to deferred costs and other..................    (4,854)    (4,453)
                                                          ---------  ---------
      Net cash provided by (used in) investing activi-     (433,896)    40,505
       ties.............................................. ---------  ---------
Cash flows from financing activities:
  Proceeds from issuance of long term debt and notes pay-
   able..................................................   619,713      4,575
  Payments of debt financing costs.......................   (18,672)       --
  Payments on long term debt.............................   (80,464)    (2,663)
  Proceeds from exercise of stock options................     7,142      1,256
                                                          ---------  ---------
    Net cash provided by financing activities............   527,719      3,168
                                                          ---------  ---------
Net change in cash and cash equivalents..................    41,406     22,418
Cash and cash equivalents at beginning of period.........    51,182     21,518
                                                          ---------  ---------
Cash and cash equivalents at end of period............... $  92,588  $  43,936
                                                          =========  =========

          See accompanying notes to consolidated financial statements.

               MFS COMMUNICATIONS COMPANY, INC. AND SUBSIDIARIES

                     CONSOLIDATED STATEMENTS OF CASH FLOWS
                                  (UNAUDITED)

  Supplemental schedule of non cash financing and investing activities.

  The Company recognized a common stock dividend valued at $7,072 on its preferred stock in the first quarter of 1996.

  The Company capitalized non-cash interest expense of $3,609 and $3,800 in the three months ended March 31, 1996 and 1995 respectively, on network construction projects.

  In the first quarter of 1995, the Company purchased the stock of companies that provide telecommunications services in Richmond, Virginia and Denver, Colorado for $5,369 in cash and the issuance of stock. In connection with the acquisitions, liabilities were assumed as follows:

     Fair value of tangible assets acquired............................ $ 6,365
     Fair value of intangible assets acquired..........................   5,715
     Cash paid for stock...............................................  (5,369)
     Stock issued......................................................  (5,912)
                                                                        -------
     Liabilities assumed............................................... $   799
                                                                        =======



          See accompanying notes to consolidated financial statements.

               MFS COMMUNICATIONS COMPANY, INC. AND SUBSIDIARIES

                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                 (DOLLARS IN THOUSANDS, EXCEPT PER SHARE DATA)
                                  (UNAUDITED)

1. BASIS OF PRESENTATION:

  All financial statements contained herein are unaudited and, in the opinion of management, contain all adjustments necessary for a fair presentation of financial position and results of operations and cash flows for the periods presented. Such adjustments consist only of normal recurring items. The Company's accounting policies and certain other disclosures are set forth in the notes to the annual consolidated financial statements.

  Where appropriate, items within the consolidated financial statements have been reclassified from the previous year to conform to current year presentation.

2. INCOME TAXES:

  The income tax expense of $100 for the three months ended March 31, 1996 and 1995 resulted from estimated state and foreign tax liabilities.

3. CAPITAL STOCK:

  In the first quarter of 1996, the Company retired the shares of common stock that were held in treasury. The value of the treasury shares reduced common stock, paid in capital and increased the accumulated deficit upon retirement. In addition, the Company's stockholders approved an amendment to the Company's restated certificate of incorporation to increase the number of authorized shares of common stock to 400,000,000.

  On April 1, 1996 the Board of Directors declared a two-for-one common stock split. The stock split was effected in the form of a stock dividend that was payable to stockholders of record on April 16, 1996. The conversion features of the Company's Series A and Series B preferred stock were adjusted pursuant to their terms to maintain the proportionate rights of those preferred stocks. In this report, all per share amounts and numbers of shares have been restated to reflect the stock split. In addition, an amount equal to the $.01 par value of the shares outstanding at March 31, 1996 has been transferred from additional paid in capital to common stock.

4. LOSS PER SHARE:

  Loss per common share has been computed using the weighted average number of shares outstanding for each period. The number of shares used in computing loss per share, which have been adjusted due to the two-for-one stock split, was 125,017,000 for the three months ended March 31, 1996 and 128,729,000 for the three months ended March 31, 1995.

5. LONG TERM DEBT:

 (a) Loan Agreement:

  On January 2, 1996, the Company entered into a $20,000 loan agreement with an equipment manufacturer and a bank. The loans under the agreement, which include interest at a variable rate, will be used to purchase equipment supplied by the manufacturer. The loans must be repaid in semi-annual principal installments of $2,000 starting June 20, 1996, subject to certain adjustments, and are collateralized by the equipment purchased. The agreement contains certain covenants and restrictions similar to the Company's Credit Facilities. The Company may prepay any amounts under the agreement without premium or penalty at any time.

               MFS COMMUNICATIONS COMPANY, INC. AND SUBSIDIARIES

                 (DOLLARS IN THOUSANDS, EXCEPT PER SHARE DATA)
                                  (UNAUDITED)
5. LONG TERM DEBT (CONTINUED):

 (b) The 1996 Senior Discount Notes:

  The Company issued 8 7/8% Senior Discount Notes on January 18, 1996 (the "1996 Senior Discount Notes") and recorded the net proceeds, exclusive of transaction costs, of approximately $600,000 as long-term debt. The Company is accruing to the principal amount of the 1996 Senior Discount Notes of $924,000 through January 15, 2001. Cash interest will not accrue on the 1996 Senior Discount Notes prior to January 15, 2001, however, the Company may elect to commence the accrual of cash interest at any time prior to that date. Commencing July 15, 2001, cash interest will be payable semi-annually.

  The 1996 Senior Discount Notes mature on January 15, 2006. On or after January 15, 2001, the 1996 Senior Discount Notes will be redeemable at the option of the Company, in whole at any time or in part from time to time, at the following prices (expressed in percentages of the principal amount thereof at stated maturity) if redeemed during the twelve months beginning January 15 of the years indicated below, in each case together with interest accrued to the redemption date:

            YEAR                               PERCENTAGE
            ----                               ----------
            2001..............................  103.32%
            2002..............................  102.21%
            2003..............................  101.11%
            2004 and thereafter...............  100.00%

  In addition, under certain conditions related to a change in control of the Company, the Company may be required to repurchase all or any part of the 1996 Senior Discount Notes as stipulated in the note agreement. The 1996 Senior Discount Notes are senior unsecured obligations of the Company, with a ranking equal to the 1994 Senior Discount Notes, and are subordinated to all current and future indebtedness of the Company's subsidiaries, including trade payables. The 1996 Senior Discount Notes contain certain covenants which, among other things, restrict the ability of the Company to incur debt, create liens, enter into sale and leaseback transactions, pay dividends, make certain restricted payments, enter into transactions with affiliates, and sell assets or merge with or into another company.

6. STOCK COMPENSATION PROGRAMS:

  The Company has three stock based compensation programs at March 31, 1996. The programs are described as follows:

 (a) Stock Option Plans:

  The 1992 and 1993 Stock Plans authorize, among other things, the grant of options at not less than 100% of the fair market value at the date of the option grant. The Compensation Committee of the Board of Directors administers the stock plans. Options vest over a five-year period and are generally exercisable up to five years after the grant is completely vested. No options were granted under the 1992 and 1993 plans during the first quarter of 1996.

 (b) Shareworks:

  In 1995 the Company implemented an employee benefit plan which is comprised of a grant plan and a match plan jointly known as Shareworks. The grant plan enables the Company to grant shares of the Company's common stock to eligible employees based upon a percentage of the employee's eligible pay, up to 5%. The original grant vests after three years with any additional grants vesting

               MFS COMMUNICATIONS COMPANY, INC. AND SUBSIDIARIES

                 (DOLLARS IN THOUSANDS, EXCEPT PER SHARE DATA)
                                  (UNAUDITED)
6. STOCK COMPENSATION PROGRAMS (CONTINUED):

immediately once the initial three year period has been met. On December 29, 1995, the Company granted approximately 64,000 shares of stock under this part of the plan.

  The match plan allows eligible employees to defer between 1% and 10% of eligible pay to purchase common stock of the Company at the stock price on each pay period date. The Company matches the shares purchased by the employee on a one-for-one basis. The stock which is credited to each employee's account to match the employee's purchase during any calendar quarter, vests three years after the end of that quarter. The amount deferred by employees for purchases of stock from January 1, 1996 through March 31, 1996 was $1,179.

(c) Shareworks Plus:

  In 1996 the Company implemented a new employee stock compensation program which grants stock options with a four-year life and immediate vesting to certain key executive employees under a program known as Shareworks Plus. Under this program, the value received by the employee upon exercise is determined by the rate of increase in the Company's stock price compared to the rate of increase in the S&P 500 index, measured from the grant date. If the Company's common stock price performance is at or below the price performance of the S&P 500 index, or under certain other circumstances defined in the program, the value to be received by the employee upon exercise is $0. If the Company's common stock price performance is above the price performance of the S&P 500 index the value received by the employee upon exercise, which will normally be paid in common stock of the Company, increases. In the first quarter, the first grant of options under Shareworks Plus was made. Subject to the approval of the Company's Compensation Committee of the Board of Directors, additional grants will be made quarterly. Terms of the Shareworks Plus program may be modified from time to time by the Compensation Committee of the Board of Directors.

  In the first quarter of 1996, the Company adopted the accounting provisions of Statement of Financial Accounting Standards No. 123, Accounting for Stock-Based Compensation (SFAS 123). SFAS 123 encourages entities to adopt the fair value method of accounting for their stock-based compensation plans. Under the fair value based method, compensation cost for stock based compensation plans is measured at the grant date based on the fair value of the award and is recognized over the service period, which for the Company is the vesting period. For the Company's Shareworks Plus program, the fair value was determined using option-pricing models that take into account the stock price at the grant date, the exercise price, a two year expected life for the option, an estimated volatility of 30% for the Company's stock price, no expected dividends, and a risk-free interest rate of 5.27% over the expected life of the options. For the Company's other stock compensation plan, Shareworks, the fair value of the match shares was determined by reference to the market value of the stock that was purchased by the employee and the fair value of the grant shares was determined by the market value of the stock at the grant date.

  The Company recognized compensation expense of $396 related to the Shareworks plan and $2,945 related to the Shareworks Plus program in the first quarter of 1996. The pro forma impact of adopting the fair value method of accounting in the first quarter of 1995 was immaterial primarily because the number of options granted in the first quarter of 1995 under the 1992 and 1993 Stock Option Plans were not material and the fact that the Shareworks and Shareworks Plus programs were not yet implemented. During the initial phase-in period, the effects of applying SFAS 123 for recognizing compensation cost may not be representative of the effects on reported net loss or income

               MFS COMMUNICATIONS COMPANY, INC. AND SUBSIDIARIES

                 (DOLLARS IN THOUSANDS, EXCEPT PER SHARE DATA)
                                  (UNAUDITED)

6. STOCK COMPENSATION PROGRAMS (CONTINUED):

for future quarters or years because the options in the Stock Option Plans and the match and grant shares made under the Shareworks program vest over several years and additional awards will be made in the future.

  Under the Company's Shareworks Plus program, the Company granted 453,004 options during the first quarter of 1996, at an initial exercise price of $26.62. A total of 55,930 options were exercised during the quarter. The fair value of the options granted was estimated to be $6.50 per share.

7. COMMITMENTS AND CONTINGENCIES:

  In 1994, several former stockholders of MFS Telecom, a subsidiary of the Company, filed a lawsuit against the Company, the Company's former majority stockholder, Kiewit Diversified Group Inc. ("KDG"), and the Company's chief executive officer regarding the sale of their shares of MFS Telecom to the Company in September 1992. The plaintiffs allege that certain information was concealed from them, which caused them to sell their shares at an inadequate price. KDG has agreed to indemnify the Company against any claims asserted by the former stockholders.

  The Company is also involved in various other claims and regulatory proceedings incidental to its business. Management believes that any resulting liability beyond that provided should not materially affect the Company's financial position, results of operations or cash flows.

8. SUBSEQUENT EVENT--MERGER AGREEMENT:

  On April 30, 1996, the Company announced that it had executed a merger agreement with UUNET Technologies, Inc. ("UUNET"). Under the terms of the agreement, which includes a fixed conversion ratio, each share of UUNET stock will be converted into 1.777776 shares of the Company's common stock on a post-split basis. The transaction value is approximately $2 billion based on the Company's stock price at the date of the announcement. The merger agreement was unanimously approved by the Board of Directors of each company and the transaction will be recommended by each board to its shareholders. In addition, shareholders of UUNET owning approximately 62 percent of the outstanding shares and shareholders of the Company owning approximately 12 percent of the outstanding shares have committed to vote in favor of the transaction.

  The Company anticipates that a substantial portion of the purchase price will be allocated to intangible assets including goodwill and expects to amortize those intangible assets over a period of up to five years. The actual allocation of the purchase price and determination of useful lives will be made after further evaluation.

                   REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

To UUNET Technologies, Inc.:

  We have audited the accompanying consolidated balance sheets of UUNET Technologies, Inc. (a Delaware corporation) and Subsidiaries, as of December 31, 1994 and 1995, and the related consolidated statements of operations, stockholders' equity and cash flows for each of the three years in the period ended December 31, 1995. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

  We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

  In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of UUNET Technologies, Inc., and Subsidiaries, as of December 31, 1994 and 1995, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 1995, in conformity with generally accepted accounting principles.

                                          ARTHUR ANDERSEN LLP

Washington, D.C.
January 31, 1996

                            UUNET TECHNOLOGIES, INC.

                          CONSOLIDATED BALANCE SHEETS
                    (IN THOUSANDS, EXCEPT PAR VALUE AMOUNTS)

                                                               DECEMBER 31,
                                                             -----------------
                                                              1994      1995
                                                             -------  --------
                           ASSETS
Current assets:
  Cash and cash equivalents................................. $10,493  $ 60,424
  Accounts receivable, net of allowance of $455 and $1,647,
   respectively, for doubtful accounts......................   5,387    17,768
  Inventories...............................................   1,214     1,251
  Prepaid expenses and other current assets.................   1,253     2,149
                                                             -------  --------
Total current assets........................................  18,347    81,592
Property and equipment, net.................................  11,080    54,523
Investments in affiliates...................................     --      1,321
Other assets................................................     198       174
                                                             -------  --------
Total assets................................................ $29,625  $137,610
                                                             =======  ========
            LIABILITIES AND STOCKHOLDERS' EQUITY
Current liabilities:
  Current portion of notes payable.......................... $ 1,060  $  4,652
  Accounts payable..........................................   4,876    10,580
  Accrued expenses..........................................   4,826    24,604
  Deferred revenues.........................................   3,315     3,421
                                                             -------  --------
Total current liabilities...................................  14,077    43,257
Notes payable, net of current portion.......................   1,196    13,686
                                                             -------  --------
Total liabilities...........................................  15,273    56,943
                                                             -------  --------
Commitments and contingencies (Notes 6 and 9)
Redeemable Convertible Preferred Stock, $.001 par value;
 (Notes 1 and 4):
  Series A, B, C, D and E, 20,000 shares authorized; 11,150
   shares issued and outstanding as of December 31, 1994....  14,073       --
                                                             -------  --------
Stockholders' equity (Notes 1 and 5):
  Preferred Stock, $.001 par value; 500 shares authorized as
   of December 31, 1995; none issued or outstanding.........     --        --
  Common Stock, $.001 par value; 50,000 shares authorized as of December 31, 1995; 10,393 and 32,057 shares issued and
   outstanding as of December 31, 1994 and 1995,
   respectively.............................................      10        32
  Additional paid-in capital................................   9,584   108,071
  Deferred compensation.....................................    (207)     (165)
  Notes receivable from officers and stockholders (Note 5)..    (113)      --
  Foreign currency translation adjustment...................     301       282
  Accumulated deficit.......................................  (9,296)  (27,553)
                                                             -------  --------
Total stockholders' equity..................................     279    80,667
                                                             -------  --------
Total liabilities and stockholders' equity.................. $29,625  $137,610
                                                             =======  ========

      The accompanying notes are an integral part of these balance sheets.

                            UUNET TECHNOLOGIES, INC.

                     CONSOLIDATED STATEMENTS OF OPERATIONS
                    (IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)

                                                    YEARS ENDED DECEMBER 31,
                                                    --------------------------
                                                     1993     1994      1995
                                                    -------  -------  --------
Revenues:
  Internet services................................ $10,039  $16,860  $ 71,521
  Software.........................................  13,980   16,278    22,940
                                                    -------  -------  --------
    Total revenues.................................  24,019   33,138    94,461
                                                    -------  -------  --------
Costs and expenses:
  Cost of revenues--
    Internet services..............................   6,452   10,262    46,393
    Software.......................................   7,240    9,369    12,946
  Network operations and support...................   3,850    6,764    13,127
  Sales and marketing..............................   5,558    9,681    18,762
  General and administrative.......................   2,248    5,288    12,709
  Acquisition expense..............................     --       --     11,067
                                                    -------  -------  --------
    Total costs and expenses.......................  25,348   41,364   115,004
                                                    -------  -------  --------
Loss from operations...............................  (1,329)  (8,226)  (20,543)
Interest income....................................      36      440     2,747
Interest expense...................................    (103)     (76)     (808)
Equity in net loss of affiliates...................     --       --       (127)
Loss on sale of investment in related party (Note
 7)................................................    (433)     --        --
                                                    -------  -------  --------
Loss before income taxes...........................  (1,829)  (7,862)  (18,731)
Benefit (provision) for income taxes (Note 10).....    (197)    (126)      474
                                                    -------  -------  --------
Net loss........................................... $(2,026) $(7,988) $(18,257)
                                                    =======  =======  ========
Unaudited pro forma data (Note 1):
  Pro forma net loss per common and equivalent
   share...........................................          $ (0.35)  $ (0.63)
  Shares used in computing pro forma net loss per
   common and equivalent share.....................           22,946    28,987


        The accompanying notes are an integral part of these statements.

                           UUNET TECHNOLOGIES, INC.

                CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY
                                (IN THOUSANDS)

                                                                          STOCKHOLDERS' EQUITY
                                               ---------------------------------------------------------------------------
                                                                                        NOTES
                              REDEEMABLE                                              RECEIVABLE
                              CONVERTIBLE                                                FROM       FOREIGN     RETAINED
                            PREFERRED STOCK    COMMON STOCK  ADDITIONAL                OFFICERS    CURRENCY     EARNINGS
                           ------------------  -------------  PAID-IN     DEFERRED       AND      TRANSLATION (ACCUMULATED
                            SHARES    AMOUNT   SHARES AMOUNT  CAPITAL   COMPENSATION STOCKHOLDERS ADJUSTMENT    DEFICIT)
                           --------  --------  ------ ------ ---------- ------------ ------------ ----------- ------------
 BALANCE, DECEMBER 31,
 1992, AS PREVIOUSLY
 REPORTED...............        100  $    200   5,100  $ 5    $    --      $ --         $ --         $ --       $    582
 Adjustment for pooling
 of interests with
 Unipalm (Note 1).......        200       314   2,205    2       1,061       --           --           255           392
                           --------  --------  ------  ---    --------     -----        -----        -----      --------
 BALANCE, DECEMBER 31,
 1992, AS RESTATED......        300       514   7,305    7       1,061       --           --           255           974
 Issuance of Series A
 Preferred Stock, net of
 issuance costs of $24,
 together with warrants
 to purchase Series B
 Preferred Stock .......      4,119     2,476     --   --          --        --           --           --            --
 Redemption of Unipalm
 Preferred Stock........       (200)     (314)    --   --          --        --           --           --            --
 Foreign currency
 translation
 adjustment.............        --        --      --   --          --        --           --          (342)          --
 Unipalm fiscal year
 conversion (Note 1)....        --        --      --   --          --        --           --           --           (127)
 Net loss...............        --        --      --   --          --        --           --           --         (2,026)
                           --------  --------  ------  ---    --------     -----        -----        -----      --------
 BALANCE, DECEMBER 31,
 1993, AS RESTATED......      4,219     2,676   7,305    7       1,061       --           --           (87)       (1,179)
 Issuance of Series B
 Preferred Stock, net of
 issuance costs of $15..      3,300     3,285     --   --          --        --           --           --            --
 Issuance of Series C
 Preferred Stock, net of
 issuance costs of $58..      3,631     8,112     --   --          --        --           --           --            --
 Exercise of stock
 options and stock
 purchase rights........        --        --    2,170    2         320       --          (113)         --            --
 Deferred compensation..        --        --      --   --          208      (208)         --           --            --
 Amortization of
 deferred compensation..        --        --      --   --          --          1          --           --            --
 Sale of Common Stock in
 connection with an
 initial public offering
 by Unipalm, net of
 issuance costs of $880
 (Note 1)...............        --        --      918    1       7,995       --           --           --            --
 Foreign currency
 translation
 adjustment.............        --        --      --   --          --        --           --           388           --
 Dividends distributed
 by Unipalm.............        --        --      --   --          --        --           --           --           (129)
 Net loss...............        --        --      --   --          --        --           --           --         (7,988)
                           --------  --------  ------  ---    --------     -----        -----        -----      --------
 BALANCE, DECEMBER 31,
 1994, AS RESTATED......     11,150    14,073  10,393   10       9,584      (207)        (113)         301        (9,296)
 Issuance of Series D
 Preferred Stock, net of
 issuance costs of $45,
 together with warrant
 to purchase Series E
 Preferred Stock........      1,664     3,849     --   --          --        --           --           --            --
 Issuance of Series E
 Preferred Stock........      2,500    12,500     --   --          --        --           --           --            --
 Sale of Common Stock in
 connection with an
 initial public
 offering, net of
 issuance costs of
 $6,576.................        --        --    5,309    5      67,742       --           --           --            --
 Conversion of Preferred
 Stock in connection
 with an initial public
 offering...............   (15,314)  (30,422)  15,314   15      30,407       --           --           --            --
 Exercise of stock
 options and stock
 purchase rights........        --        --      889    1         338       --           --           --            --
 Issuance of Common
 Stock for Unipalm
 outstanding options
 (Note 1)...............        --        --      152    1         --        --           --           --            --
 Amortization of
 deferred compensation..        --        --      --   --          --         42          --           --            --
 Repayment of notes
 receivable.............        --        --      --   --          --        --           113          --            --
 Foreign currency
 translation
 adjustment.............        --        --      --   --          --        --           --           (19)          --
 Net loss...............        --        --      --   --          --        --           --           --        (18,257)
                           --------  --------  ------  ---    --------     -----        -----        -----      --------
 BALANCE, DECEMBER 31,
 1995...................        --   $    --   32,057  $32    $108,071     $(165)       $ --         $ 282      $(27,553)
                           ========  ========  ======  ===    ========     =====        =====        =====      ========

       The accompanying notes are an integral part of these statements.

                            UUNET TECHNOLOGIES, INC.

                     CONSOLIDATED STATEMENTS OF CASH FLOWS
                                 (IN THOUSANDS)

                                                     YEARS ENDED DECEMBER 31,
                                                     --------------------------
                                                      1993     1994      1995
                                                     -------  -------  --------
Cash flows from operating activities:
 Net loss..........................................  $(2,026) $(7,988) $(18,257)
 Adjustments to reconcile net loss to net cash
  provided by (used in) operating activities--
   Unipalm fiscal year conversion..................     (127)     --        --
   Depreciation and amortization...................    1,209    2,151     8,322
   Stock option compensation.......................      --         1        42
   Write-off of property and equipment.............      350      582     1,846
   Loss on sale of investment in related party.....      433      --        --
   Equity in net loss of affiliates................      --       --        127
   Cash provided by (used in) changes in assets and
    liabilities:
    Accounts receivable, net.......................      (58)  (2,333)  (12,430)
    Inventories....................................      (90)    (414)      (39)
    Prepaid expenses and other current assets......     (294)    (515)     (906)
    Accounts payable...............................    1,042    2,124     5,741
    Accrued expenses...............................      745    2,862    19,875
    Deferred revenues..............................      304    2,312       111
                                                     -------  -------  --------
   Net cash provided by (used in) operating activi-
    ties...........................................    1,488   (1,218)    4,432
                                                     -------  -------  --------
Cash flows from investing activities:
 Purchases of property and equipment...............   (3,121)  (9,394)  (53,654)
 Repayments of notes receivable from officers and
  stockholders.....................................      --       --        113
 Investments in affiliates.........................      (15)     --     (1,462)
 Advances to related party.........................     (266)     --        --
 Repayments from related party.....................      475      --        --
                                                     -------  -------  --------
   Net cash used in investing activities...........   (2,927)  (9,394)  (55,003)
                                                     -------  -------  --------
Cash flows from financing activities:
 Proceeds from notes payable.......................      435    1,302    20,766
 Repayments of notes payable.......................     (683)    (740)   (4,641)
 Proceeds from sale of Preferred Stock, net........    2,476   11,397    16,349
 Proceeds from sale of Common Stock, net...........      --     8,205    68,087
 Redemption of shares..............................     (314)     --        --
 Dividends distributed by Unipalm..................      --      (129)      --
                                                     -------  -------  --------
   Net cash provided by financing activities.......    1,914   20,035   100,561
                                                     -------  -------  --------
Effect of foreign currency exchange rate changes on
 cash and cash equivalents.........................      197      213       (59)
                                                     -------  -------  --------
Net increase in cash and cash equivalents..........      672    9,636    49,931
Cash and cash equivalents, beginning of period.....      185      857    10,493
                                                     -------  -------  --------
Cash and cash equivalents, end of period...........  $   857  $10,493  $ 60,424
                                                     =======  =======  ========
Supplemental disclosure of cash flow information:
 Cash paid for interest............................  $   196  $   121  $    718
 Cash paid for income taxes........................      250      202        41
Supplemental disclosure of noncash financing
 activities:
 Stockholder notes received for shares of Common
  Stock............................................      --       113       --

        The accompanying notes are an integral part of these statements.

                           UUNET TECHNOLOGIES, INC.

                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1. THE COMPANY AND SIGNIFICANT ACCOUNTING POLICIES:

 Organization and Operations

  UUNET Technologies, Inc. ("UUNET") was incorporated in the state of Delaware in 1990. UUNET and its wholly-owned subsidiaries are collectively referred to herein as the "Company." The Company is a leading worldwide provider of a comprehensive range of Internet access options, applications, and consulting services to businesses, professionals and on-line services providers. The Company's Internet access options provide dedicated and dial-up Internet access. Other applications and services include Web server hosting and integration services, client software and security products, training, and network integration and consulting services. In addition, the Company developed, operates and maintains the high speed dial-up network for Microsoft Corporation ("Microsoft").

  The Company has incurred cumulative losses of approximately $28.3 million during the three-year period ended December 31, 1995. The Company's operations are subject to certain risks and uncertainties including, among others, actual and potential competition by entities with greater financial resources, experience and market presence than the Company, risks associated with consolidation in the industry, risks associated with acquisitions and international expansion, the need to manage growth and expansion, certain technology and regulatory risks, and dependence upon sole and limited source suppliers. See "Risk Factors" elsewhere in this Prospectus.

 Acquisition of Unipalm

  On November 15, 1995, UUNET acquired Unipalm Group plc ("Unipalm"), a provider of Internet access options, networking software, training and consulting services in the United Kingdom and Europe. Under the terms of the tender offer made by UUNET, Unipalm shareholders received 0.1543 of a share of UUNET Common Stock for each Unipalm share. Each holder of a Unipalm option received 0.1543 of a share of UUNET Common Stock for each option, after taking into account the fair market value of such options. Accordingly, UUNET issued 3,338,009 shares of its Common Stock for all of the outstanding shares of Unipalm stock and options to acquire shares of Unipalm stock, and paid cash for fractional shares. The acquisition was accounted for as a pooling of interests and, as such, UUNET's financial statements have been restated to include the results of Unipalm for all periods presented.

  Combined and separate results of UUNET and Unipalm during the periods preceding the acquisition are as follows (in thousands):

                                                   YEARS ENDED      NINE MONTHS
                                                  DECEMBER 31,         ENDED
                                                 ----------------  SEPTEMBER 30,
                                                  1993     1994        1995
                                                 -------  -------  -------------
                                                                    (UNAUDITED)
   Revenues:
     Previously reported........................ $ 7,895  $12,414     $33,394
     Unipalm....................................  16,124   20,724      27,260
                                                 -------  -------     -------
       Total.................................... $24,019  $33,138     $60,654
                                                 =======  =======     =======
   Net income (loss):
     Previously reported........................ $(2,244) $(6,949)    $  (750)
     Unipalm....................................     218   (1,039)     (5,641)
                                                 -------  -------     -------
       Total.................................... $(2,026) $(7,988)    $(6,391)
                                                 =======  =======     =======

                           UUNET TECHNOLOGIES, INC.

1. THE COMPANY AND SIGNIFICANT ACCOUNTING POLICIES--(CONTINUED):

  Unipalm previously had an April 30 fiscal year-end. In order to conform Unipalm's fiscal year-end to UUNET's calendar year-end, the statement of operations for Unipalm for its fiscal year ended April 30, 1994 has been combined with UUNET's statement of operations for its year ended December 31, 1993. The consolidated statement of operations for the year ended December 31, 1993 includes four months (January 1, 1994 through April 30, 1994) which are also included in the consolidated statement of operations for the year ended December 31, 1994. Accordingly, an adjustment has been made in the year ended December 31, 1993 to retained earnings for the duplication of net income of $127,000 for such four month period. Revenues of Unipalm for that four-month period were approximately $6.1 million.

  In connection with the acquisition, the Company recorded one-time charges in the fourth quarter of 1995 for acquisition-related costs of $11.1 million. These costs consisted primarily of investment banking and professional fees, and direct costs necessary to complete the transaction, including taxes and printing and mailing costs.

 Investments in Affiliates

  The following summarizes the Company's investments in various international Internet access and related services providers (in thousands):

                                                                   DECEMBER 31,
                                                                   ------------
                                                                   1994   1995
                                                                   ----- ------
   Accounted for by the equity method............................. $ --  $  484
   Accounted for by the cost method...............................   --     837
                                                                   ----- ------
     Total........................................................ $ --  $1,321
                                                                   ===== ======

  Subsequent to year end, UUNET acquired a 40% interest in the outstanding capital of EUnet Deutschland GmbH ("EUnet Germany"), a provider of Internet access options, applications and consulting services in Germany, for $1.6 million.

  In January 1996, UUNET and UUNET Canada, Inc. ("UUNET Canada") entered into a letter of intent providing for an increase in UUNET's equity ownership of UUNET Canada from 20% to 51%. On April 1, 1996, UUNET paid $3,585,329 in cash and issued 27,079 shares of Common Stock for the additional 31 percent interest in UUNET Canada.

 Initial Public Offerings

  In May 1995, UUNET completed an initial public offering of 5,433,750 shares of Common Stock at a price per share of $14.00, of which 5,308,750 shares were sold by UUNET and 125,000 shares were sold by a selling stockholder. After the underwriting discounts, commissions and other expenses, net proceeds to UUNET from the initial public offering were approximately $67.7 million. Upon the closing of the initial public offering, all outstanding shares of Redeemable Convertible Preferred Stock, including those shares issued in connection with warrants for the purchase of 2,500,000 shares of Series E Preferred Stock exercised immediately prior to the closing of the initial public offering, automatically converted into Common Stock.

  In March 1994, Unipalm completed an initial public offering, with net proceeds of approximately $8.0 million.

                           UUNET TECHNOLOGIES, INC.

1. THE COMPANY AND SIGNIFICANT ACCOUNTING POLICIES--(CONTINUED):

 Summary of Significant Accounting Policies

  The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of revenues and expenses during the reporting periods and reported amounts of assets and liabilities at the date of the financial statements.

 Principles of Consolidation

  The consolidated financial statements include the accounts of UUNET and all majority-owned subsidiaries. All material intercompany balances and transactions have been eliminated. Investments in affiliated companies owned 20% or more are accounted for using the equity method, while investments in companies owned less than 20% are accounted for using the cost method.

 Pro Forma Net Loss Per Common and Equivalent Share

  Pro forma net loss per common and equivalent share is based on the weighted average number of shares outstanding during the periods presented. Pursuant to the Securities and Exchange Commission Staff Accounting Bulletin No. 83, all shares, options and warrants issued during the twelve months immediately preceding the initial public offering were treated as if they had been outstanding through March 31, 1995, using the treasury stock method and at a per share price of $14.00, the initial public offering price. Subsequent to March 31, 1995, the effects of warrants and options have not been considered because the effect would be antidilutive.

  Earnings per share data prior to 1994 has been omitted because the automatic conversion of the Redeemable Preferred Stock into Common Stock materially changed UUNET's capitalization. Fully-diluted loss per share is not presented as it would not materially differ from primary loss per share.

 Cash and Cash Equivalents

  The Company considers all highly liquid investments with an original maturity of three months or less to be cash equivalents. Cash equivalents as of December 31, 1994 consisted of U.S. Treasury Bills totaling approximately $3.0 million. Cash equivalents as of December 31, 1995 consisted of short-term commercial paper totaling approximately $8.7 million. As of December 31, 1994 and 1995, the fair value of these securities approximated cost.

 Concentrations of Cash and Accounts Receivable

  Financial instruments that potentially subject the Company to concentrations of credit risk consist primarily of cash, cash equivalents and accounts receivable. As of December 31, 1994, the Company had concentrations of cash in two banks in the form of demand deposits and money market accounts, totaling approximately $1.2 million at one bank and $5.8 million at the other bank. As of December 31, 1995, the Company had concentrations of cash in a financial institution money market fund of approximately $47.8 million and short-term commercial paper of approximately $8.7 million. Also as of December 31, 1995, UUNET had approximately $6.4 million in accounts receivable from Microsoft (see Note 2). The Company believes that concentrations of credit risk with respect to the remaining balance in accounts receivable are limited due to the large number of entities comprising the Company's customer base. The Company maintains an allowance for doubtful accounts for accounts receivable based upon factors surrounding the credit risk of specific customers, historical trends and other information.

 Inventories

  Inventories are stated at the lower of cost (first-in, first-out) or market, and consist primarily of third party packaged software for resale.

                           UUNET TECHNOLOGIES, INC.

1. THE COMPANY AND SIGNIFICANT ACCOUNTING POLICIES--(CONTINUED):

 Property and Equipment

  Property and equipment are recorded at cost. Depreciation, including depreciation of assets acquired under capital lease agreements, is recorded on a straight-line basis for financial reporting purposes. Property and equipment consist of the following (in thousands):

                                                   DECEMBER 31,
                                                  ----------------  USEFUL LIVES
                                                   1994     1995     (IN YEARS)
                                                  -------  -------  ------------
   Network and computer equipment................ $11,480  $58,244     4 -  5
   Furniture and office equipment................   1,743    6,899     4 - 10
   Purchased software............................   1,357    1,908     3 -  4
   Vehicles......................................     693    1,029     4
                                                  -------  -------
   Property and equipment, at cost...............  15,273   68,080
   Less--Accumulated depreciation................  (4,193) (13,557)
                                                  -------  -------
     Property and equipment, net................. $11,080  $54,523
                                                  =======  =======

  The Company leases certain vehicles and computer equipment under noncancelable capital leases. Total cost of equipment capitalized under capital leases as of December 31, 1994 and 1995 was approximately $1,398,000 and $5,220,000, respectively, while related accumulated depreciation was approximately $405,000 and $1,478,000, respectively.

 Accrued Expenses

  Accrued expenses consist of the following (in thousands):

                                                                  DECEMBER 31,
                                                                 --------------
                                                                  1994   1995
                                                                 ------ -------
   Network costs................................................ $  912 $10,501
   Acquisition expenses.........................................    --    7,377
   Compensation and benefits....................................  2,009   3,407
   Professional fees............................................    467     820
   Other........................................................  1,438   2,499
                                                                 ------ -------
     Total...................................................... $4,826 $24,604
                                                                 ====== =======

 Foreign Currency Translation

  Assets and liabilities of foreign subsidiaries are translated at the exchange rate in effect at each year-end. Statements of operations accounts are translated at the average rate of exchange during the year. Translation adjustments arising from differences in exchange rates from period to period are included in the foreign currency translation adjustment account in stockholders' equity. Gains and losses from transactions denominated in a foreign currency are included in operations currently.

 Revenue Recognition

  Internet services revenues consist primarily of monthly service fees, equipment sales and installation charges. Service fees consist of fixed monthly amounts and/or hourly amounts based on usage and are recognized as the service is provided. Payments received in advance of providing services are deferred until the period such services are provided. Equipment sales and installation charges are recognized when installation is completed.

                           UUNET TECHNOLOGIES, INC.

1. THE COMPANY AND SIGNIFICANT ACCOUNTING POLICIES--(CONTINUED):

  Revenues under network agreements (Note 2) are included in Internet services revenues and are recognized as costs are incurred plus the applicable fees earned. Adjustments to fees provided as incentives under contract provisions and estimated losses on contracts, if any, are recorded when such adjustments or losses are known.

  Software revenues consist primarily of the sale of packaged third party software. The Company recognizes revenue on software product sales at the time of delivery of the software, provided no significant future vendor obligations exist. Customer support fees are deferred and recognized ratably over the period of the service obligation.

 Cost of Revenues

  Internet services cost of revenues consists primarily of network telecommunication costs, depreciation of network equipment, and the cost of equipment and other products sold to customers. Software cost of revenues consists primarily of packaged third party software costs.

 Network Operations and Support

  Network operations and support expenses consists primarily of the costs of operating and monitoring the network and providing technical support to customers.

 Recent Pronouncement

  In October 1995, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards ("SFAS") No. 123, "Accounting for Stock-Based Compensation," which is effective for the Company's December 31, 1996 financial statements. SFAS No. 123 allows companies to either account for stock-based compensation under the new provisions of SFAS No. 123 or under the provisions of APB 25, but requires pro forma disclosure in the footnotes to the financial statements as if the measurement provisions of SFAS 123 had been adopted. The Company intends to continue accounting for its stock-based compensation in accordance with the provisions of APB 25. As such, the adoption of SFAS No. 123 will not impact the financial position or the results of operations of the Company.

2. NETWORK AGREEMENTS:

  In December 1994, UUNET and Microsoft entered into a binding Memorandum of Understanding, which was formalized into a definitive agreement (the "Microsoft Agreement") in March 1995, for the development, operation and maintenance of a high speed dial-up and ISDN TCP/IP access network (the "Dial-Up Network"). Microsoft is obligated to reimburse UUNET for the cost of constructing, maintaining and operating the Dial-Up Network, as well as pay a management fee. The initial term of the Microsoft Agreement expires in March 2000, and it may be extended by Microsoft for an additional five-year term. In March 1995 and as part of this strategic relationship, Microsoft purchased 1,664,000 shares of Series D Preferred Stock at $2.34 per share and in May 1995 exercised warrants to purchase 2.5 million shares of Series E Preferred Stock at $5.00 per share (Notes 4 and 5). Upon closing of the initial public offering, Microsoft's Preferred Stock was converted into 4,164,000 shares of Common Stock. UUNET also entered into a $26.0 million loan agreement (Note 3) with Microsoft, which allows UUNET to borrow funds to finance the purchase of equipment for the construction of the Dial-Up Network. UUNET owns the network equipment, subject to Microsoft's security interest. UUNET controls and operates the Dial-Up Network and is able to sell a portion of the Dial-Up Network capacity to other customers. Revenues from network services relating to the Dial-Up Network represented 20.4% of total revenues for the year ended December 31, 1995.

                           UUNET TECHNOLOGIES, INC.

3. BORROWING ARRANGEMENTS:

  In December 1994, UUNET entered into a Credit Agreement with a bank to provide for a $500,000 working capital line of credit ("Working Capital Facility"), a $1,000,000 term facility ("Term Facility") and a $3,500,000 equipment facility ("Equipment Facility"). No amounts had been borrowed under the Working Capital Facility, which expired in August 1995. The Term Facility and Equipment Facility accrued interest at the bank's prime rate plus 1.75% (10.5% at December 31, 1994). As of December 31, 1994, UUNET had borrowed the $1,000,000 available under the Term Facility, which was repaid in June 1995. During 1995, UUNET borrowed approximately $2,500,000 under the Equipment Facility, all of which was repaid in June 1995. The Term Facility and Equipment Facility expired in 1995.

  UUNET had notes payable to a related party (Note 7) that were due in monthly installments through December 1995. Interest was fixed at rates of 8% or 10%, and the notes were secured by specified network computer equipment of UUNET. The notes were repaid in full in April 1995. Interest expense on these notes was approximately $58,000, $33,000 and $4,000 in 1993, 1994 and 1995,
respectively. UUNET also had a note payable to a stockholder ($59,000 at December 31, 1993) that was due and repaid in full in September 1994. Interest accrued at 8% annually.

  In connection with the Microsoft Agreement, UUNET obtained a $26.0 million equipment loan facility from Microsoft to finance equipment purchases in conjunction with the construction of the Dial-Up Network. Principal and interest, at the higher of the Applicable Federal Rate ("AFR") in effect on the date of the Microsoft Agreement (7.74%) or the AFR in effect at the time of the advance (5.79% as of December 31, 1995), are payable on each advance quarterly over five years. Borrowings under the agreement are collateralized by the equipment purchased. The carrying amount of the equipment loan facility as of December 31, 1995 approximated fair market value. As of December 31, 1995, $10,501,000 was available for future advances under this facility.

  Notes payable outstanding consisted of the following (in thousands):

                                                                 DECEMBER 31,
                                                                ---------------
                                                                 1994    1995
                                                                ------  -------
   Note payable to Microsoft................................... $  --   $14,595
   Notes payable to banks......................................  1,000      --
   Notes payable to related parties............................    199      --
   Capital leases..............................................  1,057    3,743
                                                                ------  -------
     Total obligations.........................................  2,256   18,338
   Less: Current portion....................................... (1,060)  (4,652)
                                                                ------  -------
   Long-term obligations....................................... $1,196  $13,686
                                                                ======  =======

  Aggregate future principal payments on notes payable and future minimum lease payments under capital leases as of December 31, 1995, are as follows (in thousands):

   YEARS ENDING                                                CAPITAL
   DECEMBER 31,                                         NOTES  LEASES    TOTAL
   ------------                                        ------- -------  -------
    1996.............................................  $ 3,100 $1,833   $ 4,933
    1997.............................................    3,100  1,630     4,730
    1998.............................................    3,100    550     3,650
    1999.............................................    3,100     86     3,186
    2000.............................................    2,195    --      2,195
                                                       ------- ------   -------
                                                        14,595  4,099    18,694
    Less: Amount representing interest...............      --    (356)     (356)
                                                       ------- ------   -------
     Total...........................................  $14,595 $3,743   $18,338
                                                       ======= ======   =======

                           UUNET TECHNOLOGIES, INC.

4. REDEEMABLE CONVERTIBLE PREFERRED STOCK:

  Redeemable Convertible Preferred Stock consists of the following (in thousands, except per share amounts):

                                                           DECEMBER 31,
                                                   ----------------------------
                                                        1994          1995
                                                   -------------- -------------
                                                   SHARES AMOUNT  SHARES AMOUNT
                                                   ------ ------- ------ ------
Series A Preferred Stock, $.001 par value; 4,219
 shares designated and authorized as Series A;
 preference in liquidation of $0.64 per share,
 $2,700 in the aggregate..........................  4,219 $ 2,676  --    $ --
Series B Preferred Stock, $.001 par value; 3,300
 shares designated and authorized as Series B;
 preference in liquidation of $1.00 per share,
 $3,300 in the aggregate..........................  3,300   3,285  --      --
Series C Preferred Stock, $.001 par value; 4,000
 shares designated and authorized as Series C;
 preference in liquidation of $2.25 per share,
 $8,170 in the aggregate..........................  3,631   8,112  --      --
Series D Preferred Stock, $.001 par value, 1,664
 shares designated and authorized as Series D;
 preference in liquidation of $2.34 per share.....    --      --   --      --
Series E Preferred Stock, $.001 par value, 2,500
 shares designated and authorized as Series E;
 preference in liquidation of $5.00 per share.....    --      --   --      --
                                                   ------ -------  ---   -----
  Total........................................... 11,150 $14,073  --    $ --
                                                   ====== =======  ===   =====

 Preferred Stock Warrants

  In connection with the sale of Series A Preferred Stock in 1993, UUNET issued warrants for the purchase of 3,300,000 shares of Series B Preferred Stock at an exercise price of $1.00 per share. These warrants were exercised during 1994, which resulted in gross proceeds of $3,300,000 to UUNET.

  As part of its strategic relationship with Microsoft, UUNET issued warrants to Microsoft for the purchase of 2,500,000 shares of Series E Preferred Stock in March 1995, at an exercise price of $5.00 per share. These warrants were exercised in May 1995, which resulted in gross proceeds of $12.5 million to UUNET.

5. STOCKHOLDERS' EQUITY:

  Microsoft has agreed that it will not directly or indirectly, except in connection with any exercise of its right of first refusal, acquire shares of Common Stock which when combined with its holdings, would result in Microsoft owning greater than 18.11% of the then outstanding shares of Common Stock. Microsoft also has agreed that it will not (i) enter into any voting agreement or voting trust in connection with UUNET securities, (ii) form, or participate in the formation of, any legal entity for the purpose of acquiring, voting or disposing of UUNET securities, or (iii) act in concert with any person or entity for the purpose of acquiring, holding, voting or disposing of UUNET securities if by so acting Microsoft or such other person would be required to file a Schedule 13D or 13G with the Securities and Exchange Commission or to amend a previously filed Schedule 13D or 13G. UUNET has granted Microsoft a right of first refusal and a right of first offer with respect to certain acquisitions of more than 50 percent of the stock or assets of UUNET that may be proposed in the future.

                           UUNET TECHNOLOGIES, INC.

5. STOCKHOLDERS' EQUITY--(CONTINUED):

 Increase in Authorized Shares

  On January 31, 1996, the stockholders of UUNET at a Special Meeting of Stockholders approved the increase in the authorized shares of Common Stock to 175,000,000, and UUNET filed a Certificate of Amendment to Restated Certificate of Incorporation effecting such increase.

 Notes Receivable from Employees for Stock Purchases

  During 1994, certain employees of UUNET signed promissory notes in favor of UUNET in conjunction with the purchase of stock under the terms and conditions of UUNET's Incentive Stock Plan. The loans accrued interest at 8% annually and were repaid during 1995.

 Incentive Stock and Equity Incentive Plans

  UUNET's Incentive Stock Plan (the "Option Plan") was adopted in 1990 and was terminated on May 25, 1995. Under the Option Plan, the Board of Directors of UUNET had the authority to grant incentive stock options, nonqualified stock options and stock purchase rights at their discretion. Options granted under the Option Plan are exercisable for periods up to ten years from the date of grant. All options outstanding on the date of the Option Plan termination remained exercisable in accordance with their terms.

  In 1995, UUNET adopted an Equity Incentive Plan (the "Incentive Plan"), which provides for the grant of options, restricted stock, stock purchase rights and performance shares to employees of the Company. Incentive stock options and nonqualified stock options may be granted under the Incentive Plan at exercise prices of 100% and at least 85%, respectively, of the fair market value of Common Stock at the date of grant. Restricted stock awards consist of shares of Common Stock with transfer restrictions that lapse over a period not to exceed ten years. Stock purchase rights provide for the purchase of shares of Common Stock at a price of at least 85% of the Common Stock's fair market value. These stock purchase rights are generally exercisable for a period of 30 days after the date of grant. Performance awards of shares of Common Stock may be granted for attainment of performance criteria determined by the Board of Directors of UUNET. A total of 2,669,514 shares of Common Stock were reserved for issuance under the Incentive Plan and the Option Plan. Any shares not issued or reserved under the Option Plan become available for issuance under the Incentive Plan. On January 31, 1996, the stockholders of UUNET at a Special Meeting of Stockholders approved an increase in the number of shares reserved for issuance under the Incentive Plan to 6,669,514.

  The following table summarizes all option and purchase right activity under the Option Plan and the Incentive Plan for the three years ended December 31, 1995:

                                                      NUMBER OF   EXERCISE PRICE
                                                        SHARES      PER SHARE
                                                      ----------  --------------
   Outstanding as of December 31, 1992...............    350,000   $ 1.00
     Granted.........................................    175,000     1.00
                                                      ----------   ------------
   Outstanding as of December 31, 1993...............    525,000     1.00
     Granted.........................................  4,680,450    0.05-$ 0.25
     Exercised....................................... (2,110,950)   0.05-  0.25
     Canceled........................................ (1,160,042)   0.05-  0.16
                                                      ----------   ------------
   Outstanding as of December 31, 1994...............  1,934,458    0.05-  1.00
     Granted.........................................    991,150    5.00- 75.00
     Exercised.......................................   (862,661)   0.05-  1.00
     Canceled........................................    (86,783)   0.05- 45.00
                                                      ----------   ------------
   Outstanding as of December 31, 1995...............  1,976,164   $0.05-$75.00
                                                      ==========   ============

                           UUNET TECHNOLOGIES, INC.

5. STOCKHOLDERS' EQUITY--(CONTINUED):

  As of December 31, 1994 and 1995, options to purchase 771,049 and 383,751 shares, respectively, were exercisable.

  Compensation equal to the difference between the assumed fair value of Common Stock at the grant date and the exercise price of the options, if any, is recognized ratably over the vesting period. Compensation expense related to options granted in 1994 is approximately $207,000 and will be recognized over the vesting period, which is generally five years. Compensation expense relating to stock options was $1,000 in 1994 and $42,000 in 1995.

  Prior to the acquisition, Unipalm maintained its own stock option plan. Stock options granted under the Unipalm plan were 194,078 and 39,347 in 1994 and 1995, respectively. The statement of stockholders' equity reflects the exercise of vested options of 36,862 and 26,089 in 1994 and 1995, respectively. All remaining Unipalm options outstanding at the time of the acquisition were exchanged for UUNET Common Stock.

 1995 Performance Option Plan

  In 1995, UUNET adopted the 1995 Performance Option Plan (the "Performance Plan") that provides for grants of nonqualified stock options to purchase shares of Common Stock to employees of UUNET. Options to purchase 161,180 shares of Common Stock at an exercise price of $6.00 per share were granted in February 1995, of which options to purchase 17,600 shares were canceled as of December 31, 1995. Options granted under the Performance Plan were exercisable on December 31, 2004, subject to acceleration provisions if the Company met performance goals specified in the Performance Plan. Such performance goals were achieved in 1995, resulting in the acceleration of vesting of the options outstanding under the Performance Plan to March 31, 1996.

 Employee Stock Purchase Plan

  In 1995, UUNET adopted the Employee Stock Purchase Plan (the "Purchase Plan") to permit employees of UUNET to purchase Common Stock at a price equal to 85% of the lesser of the fair market value at the beginning or end of the enrollment period as defined by the Purchase Plan. The first enrollment period begins in February 1996.

 Nonemployee Directors Stock Option Plan

  In 1995, UUNET adopted the Nonemployee Directors Stock Option Plan (the "Directors Plan") to grant nonqualified stock options to directors of UUNET who are not employees. Eligible nonemployee directors will be granted an option to purchase 7,500 shares of Common Stock on the day of their election, re-election or appointment. The exercise price of all options will be equal to the fair market value of Common Stock on the grant date. The options will vest ratably over a three-year period. As of December 31, 1995, no options had been granted under the Directors Plan.

 Reserved Shares

  The Company has reserved 6,843,565 shares of Common Stock for issuance pursuant to stock plans as of January 31, 1996.

                           UUNET TECHNOLOGIES, INC.

6. COMMITMENTS AND CONTINGENCIES:

 Telecommunications Lines

  The Company has guaranteed monthly usage levels with various communications vendors through January 2009. As of December 31, 1995, the annual commitments (exclusive of usage discounts) were as follows (in thousands):

   YEARS ENDING DECEMBER 31,                                            AMOUNT
   -------------------------                                           --------
   1996............................................................... $ 37,448
   1997...............................................................   31,407
   1998...............................................................   30,002
   1999...............................................................   22,780
   2000...............................................................   10,638
   Thereafter.........................................................   10,464
                                                                       --------
     Total............................................................ $142,739
                                                                       ========

 Facilities Leases

  The Company leases and subleases office space at various locations with expiration dates through April 2001. In 1994, UUNET terminated its then existing office lease in conjunction with the signing of a sublease agreement and recorded approximately $330,000 for costs associated with lease termination and idle equipment during the lease termination period. During 1995, the Company recorded lease termination and idle equipment costs of approximately $1.8 million classified as general and administrative expense in the accompanying statements of operations as a result of consolidating substantially all of Unipalm's operations into a new facility. Rent expense for the years ended December 31, 1993, 1994 and 1995, including lease termination and idle equipment costs, was approximately $828,000, $1,323,000 and $3,361,000, respectively.

  Future minimum annual lease payments under all operating lease and sublease agreements as of December 31, 1995, were as follows (in thousands):

   YEARS ENDING DECEMBER 31,                                             AMOUNT
   -------------------------                                             ------
   1996................................................................. $2,599
   1997.................................................................  2,361
   1998.................................................................  2,382
   1999.................................................................  1,248
   2000.................................................................  1,109
   Thereafter...........................................................    284
                                                                         ------
     Total.............................................................. $9,983
                                                                         ======

7. RELATED PARTY TRANSACTIONS:

  In 1993, UUNET realized a loss of $433,000 on the disposition to a third party of its investment in an affiliate. The investment in this affiliate consisted of shares of common stock, capital contributions and loans totaling $778,000. The disposition included agreements settling guarantees and obligations of UUNET for the benefit of this affiliate.

                           UUNET TECHNOLOGIES, INC.

7. RELATED PARTY TRANSACTIONS--(CONTINUED):

  At its inception, UUNET acquired the assets and liabilities of UUNET Communications Services, Inc. ("UCS"). UUNET assumed all of the assets, liabilities and customers of UCS in exchange for a note and a five- year royalty agreement. The carrying amounts of the assets and liabilities assumed were equal to the historical book value of UCS. The agreement required UUNET to pay UCS a royalty equal to 4% of the gross revenue billed for certain services. Royalty expense for the years ended December 31, 1993, 1994 and 1995, was approximately $76,000, $99,000 and $55,000, respectively. In 1995,
UUNET entered into an agreement with UCS, whereby UUNET repaid all of its UCS debt obligations and agreed upon and prepaid all of its royalty obligations to UCS.

8. SEGMENT AND GEOGRAPHIC INFORMATION:

  The Company sells its products and services in several geographic regions. Net revenues relating to each region are as follows (in thousands):

                                                          YEARS ENDED DECEMBER
                                                                   31,
                                                         -----------------------
                                                          1993    1994    1995
                                                         ------- ------- -------
   United States........................................ $ 7,984 $13,989 $59,305
   Europe...............................................  15,737  19,004  34,405
   Other................................................     298     145     751
                                                         ------- ------- -------
                                                         $24,019 $33,138 $94,461
                                                         ======= ======= =======

  A summary of net revenues, operating income (loss) and identifiable assets by operating location is as follows (in thousands):

                                                    YEARS ENDED DECEMBER 31,
                                                    --------------------------
                                                     1993     1994      1995
                                                    -------  -------  --------
   Net revenues:
     United States................................. $ 7,895  $12,414  $ 57,375
     Europe........................................  16,124   20,724    37,086
                                                    -------  -------  --------
       Total net revenues.......................... $24,019  $33,138  $ 94,461
                                                    =======  =======  ========
   Operating income (loss):
     United States................................. $(1,758) $(6,974) $ (1,300)
     Europe........................................     429   (1,252)   (8,176)
     Acquisition costs.............................     --       --    (11,067)
                                                    -------  -------  --------
       Total operating loss........................ $(1,329) $(8,226) $(20,543)
                                                    =======  =======  ========
   Identifiable assets:
     United States................................. $ 3,645  $12,025  $118,385
     Europe........................................  14,312   17,600    19,225
                                                    -------  -------  --------
       Total identifiable assets................... $17,957  $29,625  $137,610
                                                    =======  =======  ========

  Net revenues are categorized by the location of the office from which the sales were generated, rather than the customer's geographic location.

                           UUNET TECHNOLOGIES, INC.

9. EMPLOYEE RETIREMENT PLAN:

  Effective January 1, 1995, UUNET adopted a 401(k) salary deferral plan (the "401(k) Plan"). Employees of UUNET are eligible to participate in the 401(k) Plan when they reach age 21 and have completed half of a year of service with UUNET. The 401(k) Plan replaced a Simplified Employee Pension ("SEP") Plan, which allowed UUNET to make discretionary contributions. Total expense related to the SEP Plan was approximately $165,000 and $451,000 for the years ended December 31, 1993 and 1994, respectively; no contribution was made during 1995. UUNET matched 1% of contributions made by eligible employees in 1995 under the 401(k) Plan, which expense totaled $71,000 for the year ended December 31, 1995.

10. INCOME TAXES:

  The Company records income taxes in accordance with SFAS 109, "Accounting for Income Taxes." The adoption of SFAS 109 by UUNET on January 1, 1993, had no effect on the consolidated financial position or results of operations for the year ended December 31, 1993.

  The components of the benefit (provision) for income taxes are as follows (in thousands):

                                                     YEARS ENDED DECEMBER 31,
                                                     --------------------------
                                                      1993     1994      1995
                                                     ----------------  --------
   Current:
     Federal........................................ $   15  $    --   $    --
     State..........................................      2       --        --
     Foreign........................................   (123)     (242)      570
                                                     ------  --------  --------
       Total current................................   (106)     (242)      570
                                                     ------  --------  --------
   Deferred:
     Federal........................................    --        --        --
     State..........................................    --        --        --
     Foreign........................................    (91)      116       (96)
                                                     ------  --------  --------
       Total deferred...............................    (91)      116       (96)
                                                     ------  --------  --------
       Total........................................ $ (197) $   (126) $    474
                                                     ======  ========  ========

  Significant components of the Company's deferred tax assets (liabilities) are as follows (in thousands):

                                                               DECEMBER 31,
                                                             ------------------
                                                               1994      1995
                                                             --------  --------
   Net operating loss carryforwards........................  $  2,146  $  5,547
   Accruals not currently deductible for tax purposes......     1,753     2,351
   Depreciation............................................      (646)   (2,170)
   Allowance for doubtful accounts.........................        76       446
                                                             --------  --------
     Gross deferred tax assets.............................     3,329     6,174
   Valuation allowance.....................................    (3,233)   (6,174)
                                                             --------  --------
     Net deferred tax assets...............................  $     96  $    --
                                                             ========  ========

                           UUNET TECHNOLOGIES, INC.

            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS--(CONCLUDED)

10. INCOME TAXES--(CONTINUED):

 A reconciliation between the Company's effective tax rate and the federal income tax rate on loss from continuing operations is as follows:

                                                YEARS ENDED DECEMBER 31,
                                               --------------------------------
                                                 1993        1994        1995
                                               --------    --------    --------
   Statutory federal income tax rate..........      (34)%       (34)%       (34)%
   State income taxes.........................       (4)         (4)         (4)
   Difference in tax rates on consolidated
    foreign subsidiaries......................       (1)          1           2
   Acquisition expense........................      --          --           18
   Losses not benefited.......................       47          34          16
   Other......................................        3           5          (1)
                                               --------    --------    --------
     Effective income tax rate................       11%          2%         (3)%
                                               ========    ========    ========

  As of December 31, 1995, the Company had U.S. federal and foreign net operating loss ("NOLs") of approximately $12,177,000 and $2,455,000, respectively. The federal NOLs expire in years 2008 through 2010; foreign NOLs may be utilized in future years to the extent of foreign income. The amount of federal NOLs available to be used in any given year may be limited in the event of significant changes in the ownership of UUNET. Management believes that the prior ownership changes will not significantly limit the Company's ability to use its NOLs. The Company has fully reserved its deferred tax assets as of December 31, 1995.

                   REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

To UUNET Technologies, Inc.:

  We have audited, in accordance with generally accepted auditing standards, the consolidated financial statements of UUNET Technologies, Inc. (a Delaware corporation) and Subsidiaries, and have issued our report thereon dated January 31, 1996. Our audits were made for the purpose of forming an opinion on the basic financial statements taken as a whole. The schedule listed in the index to the consolidated financial statements is the responsibility of the Company's management and is presented for purposes of complying with the Securities and Exchange Commission's rules and is not part of the basic financial statements. This schedule has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, fairly states, in all material respects, the financial data required to be set forth therein, in relation to the basic financial statements taken as a whole.

                                          ARTHUR ANDERSEN LLP

Washington, D.C.
January 31, 1996

                                                                    SCHEDULE II

                           UUNET TECHNOLOGIES, INC.

                       VALUATION AND QUALIFYING ACCOUNTS

                           BALANCE AT ADDITIONS             BALANCE AT
                           BEGINNING  CHARGED TO              END OF
                           OF PERIOD   EXPENSES  DEDUCTIONS   PERIOD
                           ---------- ---------- ---------- ----------
                                         (IN THOUSANDS)
Year Ended December 31,
 1993
  Allowance for doubtful
   accounts...............   $   23     $  112     $  --      $  135
  Deferred tax asset
   valuation..............       --        726        --         726
Year Ended December 31,
 1994
  Allowance for doubtful
   accounts...............      135        416       (96)        455
  Deferred tax asset
   valuation..............      726      2,507        --       3,233
Year Ended December 31,
 1995
  Allowance for doubtful
   accounts...............      455      2,064      (872)      1,647
  Deferred tax asset
   valuation..............    3,233      2,941        --       6,174

                            UUNET TECHNOLOGIES, INC.

                          CONSOLIDATED BALANCE SHEETS
                    (IN THOUSANDS, EXCEPT PAR VALUE AMOUNTS)

                                                       DECEMBER 31,  MARCH 31,
                                                           1995        1996
                                                       ------------ -----------
                                                                    (UNAUDITED)
                        ASSETS
Current assets:
  Cash and cash equivalents...........................   $ 60,424    $ 45,413
  Accounts receivable, net of allowance of $1,647 and
   $1,540, respectively, for doubtful accounts........     17,768      23,575
  Inventories.........................................      1,251       1,436
  Prepaid expenses and other current assets...........      2,149       3,514
                                                         --------    --------
Total current assets..................................     81,592      73,938
Property and equipment, net...........................     54,523      75,877
Investments in affiliates.............................      1,321       6,297
Other assets..........................................        174         166
                                                         --------    --------
Total assets..........................................   $137,610    $156,278
                                                         ========    ========
         LIABILITIES AND STOCKHOLDERS' EQUITY
Current liabilities:
  Current portion of notes payable....................   $  4,652    $  6,813
  Accounts payable....................................     10,580      17,824
  Accrued expenses....................................     24,604      26,486
  Deferred revenues...................................      3,421       5,026
                                                         --------    --------
Total current liabilities.............................     43,257      56,149
Notes payable, net of current portion.................     13,686      18,045
                                                         --------    --------
Total liabilities.....................................     56,943      74,194
                                                         --------    --------
Commitments and contingencies
Stockholders' equity:
  Preferred Stock, $0.001 par value; 500 shares autho-
   rized, none issued or outstanding..................        --          --
  Common Stock, $0.001 par value; 175,000 shares au-
   thorized as of March 31, 1996; 32,057 and 32,202
   shares issued and outstanding, respectively........         32          32
  Additional paid-in capital..........................    108,071     109,328
  Deferred compensation...............................       (165)       (154)
  Foreign currency translation adjustment.............        282         198
  Accumulated deficit.................................    (27,553)    (27,320)
                                                         --------    --------
Total stockholders' equity............................     80,667      82,084
                                                         --------    --------
Total liabilities and stockholders' equity............   $137,610    $156,278
                                                         ========    ========

      The accompanying notes are an integral part of these balance sheets.

                            UUNET TECHNOLOGIES, INC.

                     CONSOLIDATED STATEMENTS OF OPERATIONS
                    (IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)
                                  (UNAUDITED)

                                                           THREE MONTHS ENDED
                                                                MARCH 31,
                                                           --------------------
                                                             1995       1996
                                                           ---------  ---------
Revenues:
  Internet services......................................  $   8,815    $39,004
  Software...............................................      6,205      4,009
                                                           ---------  ---------
    Total revenues.......................................     15,020     43,013
                                                           ---------  ---------
Costs and expenses:
  Cost of revenues--
    Internet services....................................      4,490     25,062
    Software.............................................      3,557      2,391
  Network operations and support.........................      2,315      5,265
  Sales and marketing....................................      3,210      6,798
  General and administrative.............................      1,839      3,126
                                                           ---------  ---------
    Total costs and expenses.............................     15,411     42,642
                                                           ---------  ---------
Income (loss) from operations............................       (391)       371
Interest income..........................................        194        577
Interest expense.........................................        (83)      (329)
Equity in net loss of affiliates.........................        --        (386)
                                                           ---------  ---------
Income (loss) before income taxes........................       (280)       233
Benefit for income taxes.................................         17        --
                                                           ---------  ---------
Net income (loss)........................................  $    (263) $     233
                                                           =========  =========
Net income (loss) per common and equivalent share (Note
 2)......................................................  $   (0.01) $    0.01
Shares used in computing net income (loss) per common and
 equivalent share (Note 2)...............................     25,774     33,436


        The accompanying notes are an integral part of these statements.

                            UUNET TECHNOLOGIES, INC.

                     CONSOLIDATED STATEMENTS OF CASH FLOWS
                                 (IN THOUSANDS)
                                  (UNAUDITED)

                                                          THREE MONTHS ENDED
                                                               MARCH 31,
                                                          --------------------
                                                            1995       1996
                                                          ---------  ---------
Cash flows from operating activities:
  Net income (loss)...................................... $    (263) $     233
  Adjustments to reconcile net income (loss) to net cash
   provided by
   operating activities--
    Depreciation and amortization........................     1,025      3,948
    Stock option compensation............................        11         10
    Equity in net loss of affiliates.....................       --         386
    Cash provided by (used in) changes in assets and lia-
     bilities:
      Accounts receivable, net...........................    (2,679)    (5,675)
      Inventories........................................      (446)      (202)
      Prepaid expenses and other current assets..........        42     (1,451)
      Accounts payable...................................     4,650      7,330
      Accrued expenses...................................     1,001      2,015
      Deferred revenues..................................      (963)     1,642
                                                          ---------  ---------
    Net cash provided by operating activities............     2,378      8,236
                                                          ---------  ---------
Cash flows from investing activities:
  Purchases of property and equipment....................    (7,363)   (25,330)
  Investments in affiliates..............................       --      (4,398)
                                                          ---------  ---------
    Net cash used in investing activities................    (7,363)   (29,728)
                                                          ---------  ---------
Cash flows from financing activities:
  Proceeds from notes payable............................     2,957      7,316
  Repayments of notes payable............................      (291)      (840)
  Proceeds from sale of Preferred Stock, net.............     3,849        --
  Proceeds from sale of Common Stock, net................        38        101
                                                          ---------  ---------
    Net cash provided by financing activities............     6,553      6,577
                                                          ---------  ---------
Effect of foreign currency exchange rate changes on cash
 and cash
 equivalents.............................................       264        (96)
                                                          ---------  ---------
Net increase (decrease) in cash and cash equivalents.....     1,832    (15,011)
Cash and cash equivalents, beginning of period...........    10,493     60,424
                                                          ---------  ---------
Cash and cash equivalents, end of period................. $  12,325  $  45,413
                                                          =========  =========
Supplemental disclosure of cash flow information:
  Cash paid for interest................................. $      56  $     239
  Cash paid for income taxes.............................       --         --
Supplemental disclosure of noncash financing activities:
  Capital lease obligations..............................       --         110

        The accompanying notes are an integral part of these statements.

                           UUNET TECHNOLOGIES, INC.

                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                  (UNAUDITED)

1. THE COMPANY AND SIGNIFICANT ACCOUNTING POLICIES:

  UUNET Technologies, Inc., together with its wholly-owned subsidiaries ("UUNET" or the "Company"), is a leading provider of a comprehensive range of Internet access options, applications and consulting services to businesses, professionals and on-line services providers.

  The condensed interim consolidated financial statements included herein have been prepared by the Company, without audit, pursuant to the rules and regulations of the Securities and Exchange Commission. Certain information and footnote disclosures normally included in financial statements prepared in accordance with generally accepted accounting principles have been condensed or omitted pursuant to such rules and regulations, although the Company believes that the disclosures made are adequate to make the information presented not misleading. The condensed interim consolidated financial statements should be read in conjunction with the financial statements and the notes thereto, included in this Prospectus and the Company's Annual Report on Form 10-K/A as filed with the Securities and Exchange Commission on April 1, 1996, for the year ended December 31, 1995.

  The accompanying condensed interim consolidated financial statements have been prepared, in all material respects, in conformity with the standards of accounting measurements set forth in Accounting Principles Board Opinion No. 28 and reflect, in the opinion of management, all adjustments, which are of a normal recurring nature, necessary to summarize fairly the financial position and results of operations for such periods. The results of operations for such interim periods are not necessarily indicative of the results to be expected for the full year.

  The Company considers all highly liquid investments with an original maturity of three months or less to be cash and cash equivalents. As of March 31, 1996, the Company's cash and cash equivalents consisted of demand deposits and money market accounts in banks and other financial institutions totaling approximately $43.0 million and available-for-sale securities consisting of commercial paper totaling approximately $2.4 million, which approximated market value.

2. NET INCOME (LOSS) PER COMMON AND EQUIVALENT SHARE:

  Net income (loss) per common and equivalent share is based on the weighted average number of shares outstanding during the periods presented. Pursuant to the Securities and Exchange Commission Staff Accounting Bulletin No. 83, all shares, options and warrants issued during the twelve months immediately preceding the initial public offering were treated as if they had been outstanding through March 31, 1995, using the treasury stock method and at a per share price of $14.00, the initial public offering price.

  Fully-diluted net income (loss) per share is not presented as it would not materially differ from primary net income (loss) per share.

                           UUNET TECHNOLOGIES, INC.

                                  (UNAUDITED)

3. PROPERTY AND EQUIPMENT:

  Property and equipment consist of the following (in thousands):

                                                     DECEMBER 31, MARCH 31,
                                                         1995       1996
                                                     ------------ ---------
                                                     (DOLLARS IN THOUSANDS)
     Network and computer equipment.................   $ 58,244   $ 80,743
     Furniture and office equipment.................      6,899      8,720
     Purchased software.............................      1,908      2,727
     Vehicles.......................................      1,029      1,071
                                                       --------   --------
       Property and equipment, at cost..............     68,080     93,261
     Less--Accumulated depreciation and
      amortization..................................    (13,557)   (17,384)
                                                       --------   --------
                                                       $ 54,523   $ 75,877
                                                       ========   ========

4. MFS AND UUNET MERGER AGREEMENT:

  On April 30, 1996, UUNET and MFS Communications Company, Inc. ("MFS") announced that the two companies had entered into an Agreement and Plan of Merger (the "Merger Agreement"). Under the terms of the Merger Agreement, each share of UUNET common stock would be converted into 1.777776 shares of MFS common stock. Consummation of the merger is subject to, among other things, approval by the stockholders of each company and clearance under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended. Stockholders of UUNET owning approximately 62 percent of the outstanding shares and stockholders of MFS owning approximately 12 percent of the outstanding shares have committed to vote in favor of the merger. The merger will be accounted for by MFS as a purchase. See "Description of the Merger."

  MFS is a leading provider of telecommunications services to business and government end users. The combined company would provide a single source for a full range of Internet, voice, data and video services through an international network platform.

5. ACQUISITION OF UNIPALM:

  On November 15, 1995, UUNET acquired Unipalm Group plc ("Unipalm"), a provider of Internet access options, networking software, training and consulting services in the United Kingdom and Europe. The acquisition was accounted for as a pooling of interests and, as such, UUNET's financial statements for the three months ended March 31, 1995 have been restated to include the results of Unipalm. For the three month period ended March 31, 1995, UUNET had previously reported revenues of $6,482,000 as compared to combined revenues of $15,020,000 and a net loss of $792,000 as compared to a combined net loss of $263,000.

6. INVESTMENTS IN AFFILIATES:

  During the quarter ended March 31, 1996, UUNET acquired a 40% interest in the outstanding capital stock of EUnet Deutschland GmbH ("EUnet Germany"), a provider of Internet access options, applications and consulting services in Germany, for $1.6 million. The investment in EUnet Germany is accounted for under the equity method.

  On April 1, 1996, UUNET paid approximately $3.6 million in cash and issued 27,079 shares of its Common Stock with a then fair market value of approximately $0.7 million to increase UUNET's equity ownership of UUNET Canada, Inc. ("UUNET Canada"), from 20% to 51%. The financial statements of UUNET Canada will be consolidated with UUNET's financial statements beginning with the second quarter of 1996.

NO DEALER, SALESPERSON OR OTHER PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATIONS OTHER THAN THOSE CONTAINED IN OR INCORPORATED BY REFERENCE IN THIS PROSPECTUS IN CONNECTION WITH THE OFFER MADE BY THIS PROSPECTUS AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATIONS MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE COMPANY OR BY ANY OF THE UNDERWRITERS. NEITHER THE DELIVERY OF THIS PROSPECTUS NOR ANY SALE MADE HEREUNDER SHALL UNDER ANY CIRCUMSTANCES CREATE ANY IMPLICATION THAT THERE HAS BEEN NO CHANGE IN THE AFFAIRS OF THE COMPANY SINCE THE DATE HEREOF. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER OR SOLICITATION BY ANYONE IN ANY JURISDICTION IN WHICH SUCH AN OFFER OR SOLICITATION IS NOT QUALIFIED TO DO SO OR TO ANY PERSON TO WHOM IT IS UNLAWFUL TO MAKE SUCH OFFER OR SOLICITATION.

                                ---------------

                             TABLE OF CONTENTS

                                                                            PAGE
                                                                            ----
Available Information.....................................................    3
Incorporation of Documents By Reference...................................    3
Prospectus Summary........................................................    4
Risk Factors..............................................................   13
Use of Proceeds...........................................................   23
Dilution..................................................................   24
Capitalization............................................................   25
Price Range of Common Stock...............................................   26
Dividend Policy...........................................................   26
Selected Consolidated Financial Data......................................   28
Unaudited Pro Forma Consolidated Condensed Financial Statements...........   30
Management's Discussion and Analysis of Financial Condition and Results of
 Operations...............................................................   34
Business..................................................................   46
Management................................................................   72
Certain Relationships and Related Transactions............................   76
Description of the Merger.................................................   77
Description of MFS Capital Stock..........................................   88
Underwriting..............................................................   92
Legal Matters.............................................................   94
Experts...................................................................   94
Glossary..................................................................   95
Index to MFS Consolidated Financial Statements............................  F-1
Index to UUNET Consolidated Financial Statements..........................  F-2

28,000,000 SHARES

MFS COMMUNICATIONS
COMPANY, INC.

COMMON STOCK

(PAR VALUE $.01 PER SHARE)

                            [MFS LOGO APPEARS HERE]

SALOMON BROTHERS INC

GOLDMAN, SACHS & CO.

BEAR, STEARNS & CO. INC.

SMITH BARNEY INC.

UBS SECURITIES

PROSPECTUS

DATED    , 1996

++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++
+INFORMATION CONTAINED HEREIN IS SUBJECT TO COMPLETION OR AMENDMENT. A         +
+REGISTRATION STATEMENT RELATING TO THESE SECURITIES HAS BEEN FILED WITH THE + +SECURITIES AND EXCHANGE COMMISSION. THESE SECURITIES MAY NOT BE SOLD NOR MAY +
+OFFERS TO BUY BE ACCEPTED PRIOR TO THE TIME THE REGISTRATION STATEMENT        +
+BECOMES EFFECTIVE. THIS PROSPECTUS SHALL NOT CONSTITUTE AN OFFER TO SELL OR + +THE SOLICITATION OF AN OFFER TO BUY NOR SHALL THERE BE ANY SALE OF THESE + +SECURITIES IN ANY STATE IN WHICH SUCH OFFER, SOLICITATION OR SALE WOULD BE + +UNLAWFUL PRIOR TO REGISTRATION OR QUALIFICATION UNDER THE SECURITIES LAWS OF +
+ANY SUCH STATE.                                                               +
++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++

                             SUBJECT TO COMPLETION
                                  JUNE 5, 1996
PROSPECTUS

28,000,000 SHARES

                                                         [LOGO MFS APPEARS HERE]
MFS COMMUNICATIONS COMPANY, INC.

COMMON STOCK

(PAR VALUE $.01 PER SHARE)

All of the shares of Common Stock offered hereby (the "Shares") are being sold by MFS Communications Company, Inc. (the "Company" or "MFS"). Of the 28,000,000 shares of Common Stock offered (the "Shares"), 5,600,000 shares are being offered hereunder by the International Underwriters (as defined herein) outside the United States and Canada (the "International Offering") and 22,400,000 shares are being offered by the U.S. Underwriters (as defined herein), in a concurrent offering in the United States and Canada (the "U.S. Offering" and together with the International Offering, the "Offerings"), subject to transfers between the U.S. Underwriters and the International Underwriters (collectively, the "Underwriters"). The public offering price and the aggregate underwriting discount per share will be identical for the Offerings. See "Underwriting." The Common Stock is listed on The Nasdaq Stock Market's National Market (the "Nasdaq National Market") under the symbol "MFST." On June 4, 1996, the last reported sale price for the Common Stock as reported by the Nasdaq National Market was $34.75 per share. See "Price Range of Common Stock".

PROSPECTIVE INVESTORS SHOULD CONSIDER CAREFULLY MATTERS DISCUSSED UNDER THE CAPTION "RISK FACTORS" BEGINNING ON PAGE 13.

THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

- --------------------------------------------------------------------------------

                                                                                            PROCEEDS
                                                      PRICE TO          UNDERWRITING              TO
                                                      PUBLIC            DISCOUNT(1)       COMPANY(2)
Per Share..........................................   $                 $                 $
Total(3)...........................................   $                 $                 $

- --------------------------------------------------------------------------------
(1) The Company has agreed to indemnify the Underwriters against certain liabilities, including liabilities under the Securities Act of 1933, as amended. See "Underwriting."
(2) Before deducting expenses payable by the Company estimated to be $     .
(3) The Company has granted to the U.S. Underwriters and International Underwriters 30-day options to purchase up to 4,200,000 additional Shares, at the Price to Public, less the Underwriting Discount, solely to cover over-allotments, if any. If the Underwriters exercise these options in full, the total Price to Public, Underwriting Discount and Proceeds to
    Company will be $    , $    and $    , respectively. See "Underwriting."

The Shares are offered subject to receipt and acceptance by the Underwriters, to prior sale and to the Underwriters' right to reject any order in whole or in part and to withdraw, cancel or modify the offer without notice. It is expected that delivery of the Shares will be made at the office of Salomon Brothers Inc, Seven World Trade Center, New York, New York, or through the facilities of The Depository Trust Company, on or about , 1996.

SALOMON BROTHERS INTERNATIONAL LIMITED
         GOLDMAN SACHS INTERNATIONAL
                    BEAR, STEARNS INTERNATIONAL LIMITED
                               SMITH BARNEY INC.
                                         UBS LIMITED

The date of this Prospectus is       , 1996.

                                 UNDERWRITING

  Subject to the terms and conditions set forth in an underwriting agreement among the Company and the International Underwriters (the "International Underwriting Agreement"), the Company has agreed to sell to each of the International Underwriters named below (the "International Underwriters"), and each of the International Underwriters, for whom Salomon Brothers International Limited, Goldman Sachs International, Bear, Stearns International Limited, Smith Barney Inc. and UBS Limited are acting as representatives (the "International Representatives"), has severally agreed to purchase the number of Shares set forth opposite its name below:

                                                                    UNDERWRITING
     INTERNATIONAL UNDERWRITERS                                      COMMITMENT
     --------------------------                                     ------------
   Salomon Brothers International Limited..........................
   Goldman Sachs International.....................................
   Bear, Stearns International Limited.............................
   Smith Barney Inc. ..............................................
   UBS Limited.....................................................
                                                                     ---------
     Total.........................................................  5,600,000
                                                                     =========

  The Company has been advised by the International Representatives that the several International Underwriters initially propose to offer such Shares to the public at the public offering price set forth on the cover page of this Prospectus and to certain dealers at such price less a concession not in
excess of $     per Share. The International Underwriters may allow, and such
dealers may re-allow, a concession not in excess of $     per Share to other
dealers. After the Offerings, the price to public and such concessions may be changed.

  The Company has granted to the International Underwriters and the U.S. Underwriters (the "U.S. Underwriters" and, collectively with the International Underwriters, the "Underwriters") options, exercisable during the 30-day period after the date of this Prospectus, to purchase up to 4,200,000 additional shares of MFS Common Stock from the Company at the price to public less the underwriting discount, solely to cover over-allotments. To the extent that the International Underwriters and the U.S. Underwriters exercise such options, each of the International Underwriters and the U.S. Underwriters, as the case may be, will be committed, subject to certain conditions, to purchase a number of option shares proportionate to such International Underwriter's or U.S Underwriter's initial commitment.

  The Company has entered into a U.S. Underwriting Agreement with the U.S. Underwriters named therein, for whom Salomon Brothers Inc, Goldman, Sachs & Co., Bear, Stearns & Co. Inc., Smith Barney Inc. and UBS Securities LLC are acting as the representatives (the "U.S. Representatives"), providing for the concurrent offer and sale of 22,400,000 Shares (in addition to the shares covered by the over-allotment options described above) in the United States and Canada. Both the International Underwriting Agreement and the U.S. Underwriting Agreement provide that the obligations of the International Underwriters and the U.S. Underwriters are such that if any of the Shares are purchased by the International Underwriters pursuant to the International Underwriting Agreement, or by the U.S. Underwriters pursuant to the U.S. Underwriting Agreement, all the Shares agreed to be purchased by either the International Underwriters or the U.S. Underwriters, as the case may be, pursuant to their respective agreements must be so purchased. The price to public and underwriting discount per share for the International Offering and the U.S. Offering will be identical. The closing of the U.S. Offering is a condition to the closing of the International Offering and the closing of the International Offering is a condition to the closing of the U.S. Offering.

  Each International Underwriter has severally agreed that, as part of the distribution of the 5,600,000 Shares offered by the International Underwriters, (i) it is not purchasing any shares of MFS Common Stock for the account of any United States or Canadian Person and (ii) it has not offered or sold, and will not offer or sell directly or indirectly, any shares of MFS Common Stock or distribute this Prospectus to any person within the United States or Canada or to any United States or Canadian Person. Each U.S. Underwriter has severally agreed that, as part of the distribution of the Shares by the U.S. Underwriters, (i) it is not purchasing any shares of MFS Common Stock for the account of anyone other than a United States or Canadian Person, and (ii) it has not offered or sold, and will not offer or sell, directly or indirectly, any shares of MFS Common Stock or distribute any Prospectus relating to the U.S. Offering to any person outside the United States or Canada or to anyone other than a United States or Canadian Person.

  The foregoing limitations do not apply to stabilization transactions or to certain other transactions specified in the Agreement Between U.S. Underwriters and International Underwriters. "United States" or "Canadian Person" means any person who is a national or resident of the United States or Canada, any corporation, partnership or other entity created or organized in or under the laws of the United States or Canada or of any political subdivision thereof, and any estate or trust which is subject to United States or Canadian federal income taxation, regardless of the source of its income (other than the foreign branch of any United States or Canadian Person), and includes any United States or Canadian branch of a person other than a United States or Canadian Person.

  Pursuant to the Agreement Between U.S. Underwriters and International Underwriters, sales may be made between the International Underwriters and the U.S. Underwriters of such number of shares of MFS Common Stock as may be mutually agreed. The price of any shares of MFS Common Stock so sold shall be the public offering price, less an amount not greater than the concession to securities dealers. To the extent that there are sales between the International Underwriters and the U.S. Underwriters pursuant to the Agreement Between U.S. Underwriters and International Underwriters, the number of shares of MFS Common Stock initially available for sale by the International Underwriters or by the U.S. Underwriters may be more or less than the amount specified on the cover page of this Prospectus.

  Each International Underwriter has severally represented and agreed that:
(i) it has not offered or sold and, prior to the date six months after the closing date of the offering, will not offer to sell any shares of MFS Common Stock to persons in the United Kingdom except to persons whose ordinary activities involve them in acquiring, holding, managing or disposing of investments (as principal or agent) for the purposes of their businesses or otherwise in circumstances which have not resulted and will not result in an offer to the public in the United Kingdom within the meaning of the Public Offers of Securities Regulations 1995 (the "Regulations"); (ii) it has complied and will comply with all applicable provisions of the Financial Services Act 1986 and the Regulations with respect to anything done by it in relation to the MFS Common Stock in, from or otherwise involving the United Kingdom; and (iii) it has only issued or passed on or will only issue or pass on in the United Kingdom any document received by it in connection with the issue of the MFS Common Stock, to a person who is of a kind described in
Article 11 (3) of the Financial Services Act 1986 (Investment Advertisements) (Exemptions) Order 1995, or is a person to whom the document may otherwise lawfully be issued or passed on.

  Purchasers of the shares of MFS Common Stock offered hereby may be required to pay stamp taxes and other charges in accordance with the laws and practices of the country of purchase in addition to the offering price set forth on the cover page thereof.

  The International Underwriting Agreement provides that the Company will indemnify the International Underwriters against certain liabilities and expenses, including liabilities under the Securities Act, or contribute to payments the International Underwriters may be required to make in respect thereof.

  The Company has agreed not to offer, sell, contract to sell or otherwise dispose of, directly or indirectly, or announce the offering of any shares of MFS Common Stock, including any such shares beneficially or indirectly owned or controlled by the Company, or any securities convertible into, or exchangeable or exercisable for, shares of MFS Common Stock, for 90 days from the date of this Prospectus, without the prior written consent of the International Representatives, except for (i) shares issued and sold in connection with acquisitions by the Company, including the Merger, subject to certain limitations, (ii) shares issued in connection with any employee benefit or incentive plans of the Company, (iii) shares issued in respect of obligations existing before the date of this Prospectus and (iv) shares issued in connection with the Offerings made hereby.

  In connection with the Offerings, certain Underwriters and selling group members who are qualifying registered market makers on the Nasdaq National Market may engage in passive market making transactions in the MFS Common Stock on the Nasdaq National Market in accordance with Rule 10b-6A under the Exchange Act, during the two business day period before commencement of offers or sales of the Shares offered hereby. Passive market making transactions must comply with certain volume and price limitations and be identified as such. In general, a passive market maker may display its bid at a price not in excess of the highest independent bid for the security, and if all independent bids are lowered below the passive market maker's bid, then such bid must be lowered when certain purchase limits are exceeded.

  Goldman, Sachs & Co. ("Goldman Sachs") acted as financial advisor to UUNET in connection with the Merger and rendered its opinion to the UUNET Board of Directors regarding the fairness of the Merger consideration. UUNET agreed to pay Goldman Sachs a success-based fee and to reimburse Goldman Sachs for its out-of-pocket expenses in connection therewith, as well as agreeing to indemnify Goldman Sachs against certain liabilities, including liabilities under federal securities laws.

    CERTAIN UNITED STATES TAX CONSIDERATIONS FOR NON-UNITED STATES HOLDERS

  The following is a discussion of certain United States federal income and estate tax consequences of the acquisition, ownership and disposition of Shares applicable to Non-United States Holders of MFS Common Stock. In general, a "Non-U.S. Holder" is any person other than (i) a citizen or resident of the United States, (ii) a corporation or partnership created or organized in the United States or under the laws of the United States or of any State of (iii) an estate or trust whose income is includable in gross income for United States federal income tax purposes regardless of its source. The discussion is based on current law and is for general information only. The discussion assumes that the MFS Common Stock will continue to be included in the Nasdaq National Market. The discussion does not address aspects of taxation other than federal income and estate taxation and does not address all aspects of federal income and estate taxation. The discussion does not consider any specific facts or circumstances that may apply to a particular Non-U.S. Holder. Moreover, the discussion does not address legislation which is currently being considered by Congress or has been proposed by the Treasury Department that could adversely effect a Non-U.S. Holder. Accordingly, prospective investors are urged to consult their tax advisors regarding the United States federal, state, local, non-United States income and other tax consequences of acquiring, holding and disposing of shares, and whether such a prospective investor would be treated as a resident of the United States for federal income tax purposes.

  Dividends. In general, dividends paid to a Non-U.S. Holder that are not effectively connected with a trade or business carried on by the Non-U.S. Holder within the United States will be subject to United States withholding tax at a rate of 30% of the gross amount thereof. Dividends effectively connected with a United States trade or business of a Non-U.S. Holder generally will not be subject to withholding (if the Non-U.S. Holder files certain forms with the payor of the dividend) and generally will be subject to United States federal income tax at the same rates and in the same manner as if the income had been received by a domestic taxpayer. In the case of Non-U.S. Holder corporations, such effectively connected income also may be subject to the branch profits tax (which generally is imposed on a foreign corporation upon the repatriation from the United States of effectively connected earnings and profits). Non-U.S. Holders should consult any applicable income tax treaties, which may provide for reduced withholding or other rules different from those described above. A Non-U.S. Holder may be required to satisfy certain certification requirements in order to claim treaty benefits or to otherwise claim a reduction of or exemption from withholding under the foregoing rules.

  Sale of MFS Common Stock. Generally, a Non-U.S. Holder will not be subject to United States federal income tax on any gain realized upon the disposition of his MFS Common Stock unless (i) the Company is or has been during the five-year period ending on the date of disposition, a "United States real property holding corporation" for federal income tax purposes (which the Company has not been, is not and is not likely to become) and the Non-U.S. Holder held, directly or indirectly at anytime during the five-year period ending on the date of disposition, more than 5% of the MFS Common Stock, (ii) the gain is effectively connected with a trade or business carried on by the Non-U.S. Holder within the United States or, if a tax treaty applies, is attributable to a permanent establishment (generally an office or other fixed place of business maintained by the Non-U.S. Holder in the United States), or (iii) the Non-U.S. Holder is an individual who holds the MFS Common Stock as a capital asset and is present in the United States for 183 days or more in the taxable year of the disposition and either (a) such Non-U.S. Holder individual has a tax home as specially defined for United States federal income tax purposes) in the United States and either the gain from the disposition is not attributable to an office or other fixed place of business maintained by the Non-U.S. Holder individual in a foreign country or an income tax equal to 10% of the gain is not actually paid to a foreign country or (b) the gain from the disposition is attributable to an office or other fixed place of business maintained in the United States by such Non-U.S. Holder individual. Gain that is effectively connected with the conduct of a trade or business within the United States by a Non-U.S. Holder will be subject to United States federal income tax on net income that applies to United States persons (and, with respect to corporate holders under certain circumstances, the branch profits tax) but will not be subject to withholding. An individual described in (iii) above generally will be subject to tax at a 30% rate on any gain recognized on such disposition. Individual Non-U.S. Holders also may be subject to tax pursuant to provisions of United States federal income tax law applicable to expatriates. Non-U.S. Holders should consult applicable treaties, which may provide for different rules.

  Estate Tax. MFS Common Stock, owned or treated as owned by an individual who is not a citizen or resident (as specially defined for United States federal estate tax purposes) of the United States at the time of death will be includable in the individual's gross estate for United States federal estate tax purposes, unless an applicable tax treaty provides otherwise. Such individual's estate may be subject to United States federal estate tax on the property includable in the estate for United States federal estate tax purposes. Estates of nonresident aliens are generally allowed a credit that is equivalent to an exclusion of $60,000 of assets from the estate for United States federal estate tax purposes; however, applicable tax treaties may provide for an increased estate tax credit.

  Backup Withholding and Information Reporting. The Company must report annually to the Internal Revenue Service (the "IRS") and to each Non-U.S. Holder the amount of dividends paid to, and the tax withheld with respect to, each Non-U.S. Holder. These information reporting requirements apply regardless of whether withholding was reduced or eliminated by an applicable tax treaty. Copies of these information returns also may be made available under the provisions of a specific treaty or agreement to the tax authorities in the country in which the Non-U.S. Holder resides. United States information reporting and backup withholding tax (which generally is a withholding tax imposed at the rate of 31% on certain payments to United States persons that fail to furnish the information required under the United States information reporting requirements) generally will not apply to dividends paid on MFS Common Stock to a Non-U.S. Holder either at an address outside the United States (provided that the payor does not have definite knowledge that the payee is a United States person) or if the dividends are subject to withholding at the 30% rate (or lower treaty rate).

  The payment of the proceeds from the disposition of MFS Common Stock to or through the United States office of a broker will be subject to information reporting and backup withholding unless the owner, under penalties of perjury, certifies, among other things, as to its status as a Non-U.S. Holder or otherwise establishes an exemption (and the broker has no actual knowledge to the contrary). The payment of the proceeds from the disposition of MFS Common Stock to or through a non-United States office of a broker generally will not be subject to information reporting or backup withholding. However, information reporting (but not backup withholding) will apply to a payment of the proceeds from a sale of MFS Common Stock if the payment is made through a non-United States office of a United States broker or through a non-United States office of a non-United States broker that is (i) a controlled foreign corporation as to the United States or (ii) a person 50% or more of whose gross income for a certain three-year period is effectively connected with a United States trade or business, unless the broker has documentary evidence in its records that the holder is a Non-U.S. Holder and certain conditions are met, or the holder otherwise establishes an exemption.

  Backup withholding tax is not an additional tax and may be credited against a holder's United States federal income tax liability, provided that required information is furnished to the IRS. Non-U.S. Holders generally may obtain a refund of any excess amount withheld under the backup withholding rules by filing the appropriate refund claim with the IRS.

  The Treasury Department has issued proposed regulations that would modify the information and backup withholding rules as they apply to Non-U.S. Holders. The proposed regulations would unify the current certification procedures and forms and would, in certain circumstances, require additional information from Non-U.S. Holders claiming treaty benefits. The proposed regulations are scheduled to take effect January 1, 1997, and are subject to further changes.

                                 LEGAL MATTERS

  Certain legal matters in connection with the securities offered hereby are being passed upon for the Company by Willkie Farr & Gallagher, New York, New York, counsel to the Company. Certain regulatory matters are being passed upon for the Company by Swidler & Berlin Chartered, Washington, D.C. Andrew Lipman, an executive officer of the Company, is a member of Swidler & Berlin Chartered. Certain legal matters in connection with the Offerings are being passed upon for the Underwriters by Akin, Gump, Strauss, Hauer & Feld, L.L.P.

                                    EXPERTS

  The Consolidated Financial Statements of MFS Communications Company, Inc. as of December 31, 1995 and 1994 and for each of the three years in the period ended December 31, 1995 included in this Prospectus and incorporated by reference to the Annual Report on Form 10-K of MFS Communications Company, Inc. for the year ended December 31, 1995, have been so included and incorporated in reliance on the report of Coopers & Lybrand L.L.P., independent accountants, given on the authority of that firm as experts in accounting and auditing.

  The Consolidated Financial Statements and schedule of UUNET Technologies, Inc. as of December 31, 1995 and 1994 and for each of the three years in the period ended December 31, 1995 included in this Prospectus, have been audited by Arthur Andersen LLP, independent public accountants, as indicated in their reports with respect thereto and are included herein in reliance upon the authority of said firm as experts in giving said reports.

                                   GLOSSARY

  ATM (asynchronous transfer mode)--An information transfer standard that is one of a general class of packet technologies that relay traffic by way of an address contained within the first five bytes of a standard fifty-three byte long packet or cell. The ATM format can be used by many different information systems, including LANs, to deliver traffic at varying rates, permitting a mix of data, voice and video.

  Backbone--A centralized high-speed network that interconnects smaller, independent networks.

  Bandwidth--The number of bits of information which can move through a communications medium in a given amount of time.

  CAP (competitive access provider)--A company that provides its customers with an alternative to the LEC for local transport of private line and special access telecommunications services.

  Central offices--The switching centers or central switching facilities of the LECs.

  Co-carrier status--A regulatory scheme under which the incumbent LEC is required to integrate new, competing providers of local exchange service, such as the Company, into the systems of traffic exchange, inter-carrier compensation, and other inter-carrier relationships that already exist among LECs in most jurisdictions.

  Collocation--The ability of a CAP such as the Company to connect its network to the LECs central offices. Physical collocation occurs when a CAP places its network connection equipment inside the LEC's central offices. Virtual collocation is an alternative to physical collocation pursuant to which the LEC permits a CAP to connect its network to the LEC's central offices on comparable terms, even though the CAP's network connection equipment is not physically located inside the central offices.

  DS-1--A data communications circuit capable of transmitting data at 1.5 Mbps (sometimes called T-1).

  DS-3--A data communications circuit capable of transmitting data at 45 Mbps (sometimes called T-3).

  Dedicated--Telecommunications lines dedicated or reserved for use by particular customers.

  Digital--A method of storing, processing and transmitting information through the use of distinct electronic or optical pulses that represent the binary digits 0 and 1. Digital transmission and switching technologies employ a sequence of these pulses to represent information as opposed to the continuously variable analog signal. The precise digital numbers minimize distortion (such as graininess or snow in the case of video transmission, or static or other background distortion in the case of audio transmission).

  E-3--A data communications circuit capable of transmitting data at 34 Mbps (typically used outside North America).

  Ethernet--A local area network technology used for connecting computers, printers, workstations, terminals, etc., within the same building. Ethernet operates over twisted wire or coaxial cable at speeds up to 10 megabits per second. Ethernet is the most popular LAN technology.

  FCC--Federal Communications Commission.

  FDDI (Fiber Distributed Data Interface)--Based on fiber optics, FDDI is a 100 megabit per second local area network technology used to connect computers, printers, and workstations at very high speeds. FDDI is also used as backbone technology to interconnect other LANs.

  Fiber mile--The number of route miles installed (excluding pending installations) along a telecommunications path multiplied by the number of fibers along that path. See the definition of "route mile" below.

  Firewall--A system placed between networks that filters data passing through it and removes unauthorized traffic, thereby enhancing the security of the network.

  Frame relay--An information transfer standard for relaying traffic based on an address contained in the six byte header of a variable length packet that is up to 2,106 bytes long. Frame relay has less overhead than ATM but may be difficult to implement at speeds greater than 45 Mps.

  Graphical user interface--A means of communicating with a computer by manipulating icons, menus and windows rather than using text commands.

  Home page--An entry point for a collection of information presented through the World Wide Web.

  Interconnection Decisions--Rulings by the FCC announced in September 1992 and August 1993, which require the BOCs and most other large LECs to provide interconnection in LEC central offices to any CAP, long distance carrier or end user seeking such interconnection for the provision of interstate special access and switched access transport services.

  Internet--A global collection of interconnected computer networks which use TCP/IP, a common communications protocol.

  ISDN--Integrated Services Digital Network. An information transfer standard for transmitting digital voice and data over telephone lines at speeds up to 128 Kbps.

  Kbps--Kilobits per second. A transmission rate. One kilobit equals 1,024 bits of information.

  LANs (local area networks)--The interconnection of computers for the purpose of sharing files, programs and various devices such as printers and high-speed modems. LANs may include dedicated computers or file servers that provide a centralized source of shared files and programs.

  Local exchange--A geographic area determined by the appropriate state regulatory authority in which calls generally are transmitted without toll charges to the calling or called party.

  LECs (local exchange carrier)--A company providing local telephone services.

  Long distance carriers (interexchange carriers)--Long distance carriers provide services between local exchanges on an interstate or intrastate basis. A long distance carrier may offer services over its own or another carrier's facilities.

  Mbps--Megabits per second. A transmission rate. One megabit equals 1,024 kilobits.

  Modem--A device for transmitting digital information over an analog telephone line.

  Network systems integration--Involves the creation of turnkey telecommunications networks and systems including: (i) route and site selection, (ii) rights of way and legal authorizations and/or acquisition;
(iii) design and engineering of the system, including technology and vendor assessment and selection, determining fiber optic circuit capacity, and establishing reliability/flexibility standards; and (iv) project and construction management, including contract negotiations, purchasing and logistics, installation as well as testing and construction management.

  Number portability--The ability of an end user to change local exchange carriers while retaining the same telephone number.

  On-line services--Commercial information services that offer a computer user access to a specified slate of information, entertainment and communications menus on what appears to be a single system.

  POPs (points of presence)--With respect to voice communication, locations where a long distance carrier has installed transmission equipment in a service area that serves as, or relays calls to, a network switching center of that long distance carrier, and with respect to an Internet access services network, geographic areas within which such network provides local access.

  PPP--Point-to-Point-Protocol. An information transfer standard for transmitting packets over data connections between two points.

  PUC (public utility commission)--A state regulatory body, established in most states, which regulates utilities, including telephone companies providing intrastate services.

  Private line--A dedicated telecommunications connection between end user locations.

  Public switched network--That portion of a LEC's network available to all users generally on a shared basis (i.e., not dedicated to a particular user). Traffic along the public switched network is generally switched at the LEC's central offices.

  Reciprocal compensation--The same compensation of a new competitive local exchange carrier for termination of a local call by the BOC on its network, as the new competitor pays the BOC for termination of local calls on the BOC network.

  Resale--The provision by a provider of telecommunications services of such services to other providers or carriers on a wholesale basis for use by such providers to provide telecommunication services to its own end user.

  Route mile--The number of miles of the telecommunications path in which fiber optic cables are installed.

  Router--A system placed between networks that relays data to those networks based upon a destination address contained in the data packets being routed.

  SLIP--Serial Line Internet Protocol. An information transfer standard for transmitting Internet Protocol packets over asynchronous data connections between two points.

  Special Access Services--The lease of private dedicated telecommunication lines or circuits along the network of a LEC or a CAP, which lines run to or from long distance carriers POPs.

  Switch--A device that opens or closes circuits or selects the paths or circuits to be used for transmission of information. Switching is a process of interconnecting circuits to form a transmission path between users.

  Switched access transport services--Transportation of switched traffic along dedicated lines between the LEC central offices and long distance carrier POPs.

  Switched traffic--Telecommunications traffic along the public switched network. This traffic is generally switched at the LEC's central offices.

  TCP/IP--Transmission Control Protocol/Internet Protocol. A suite of network protocols that allow computers with different architectures and operating system software to communicate with other computers on the Internet.

  T-1--A data communications circuit capable of transmitting data at 1.5 Mbps (sometimes called DS-1).

  T-3--A data communications circuit capable of transmitting data at 45 Mbps (sometimes called DS-3).

  Token Ring--A local area network technology used to interconnect personal computers, file servers, printers, and other devices. Token Ring LANs typically operate at either 4 megabits per second or 16 megabits per second.

  Unbundled Access--Access by competitive telecommunication carriers to unbundled elements of a telecommunication services provider's network facilities, equipment, features, functions and capabilities, at any technically feasible point within such network.

  Unix--A computer operating system frequently found on workstations and PCs and noted for its portability and communications functionality.

  UUCP--Unix to Unix Copy Protocol. A transmission protocol usually found on Unix systems that is commonly used to transfer electronic mail and news.

  World Wide Web or Web--A collection of computer systems supporting a communications protocol that permits multi-media presentation of information over the Internet.

NO DEALER, SALESPERSON OR OTHER PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATIONS OTHER THAN THOSE CONTAINED IN THIS PROSPECTUS IN CONNECTION WITH THE OFFER MADE BY THIS PROSPECTUS AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATIONS MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE COMPANY OR BY ANY OF THE UNDERWRITERS. NEITHER THE DELIVERY OF THIS PROSPECTUS NOR ANY SALE MADE HEREUNDER SHALL UNDER ANY CIRCUMSTANCES CREATE ANY IMPLICATION THAT THERE HAS BEEN NO CHANGE IN THE AFFAIRS OF THE COMPANY SINCE THE DATE HEREOF. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER OR SOLICITATION BY ANYONE IN ANY JURISDICTION IN WHICH SUCH AN OFFER OR SOLICITATION IS NOT QUALIFIED TO DO SO OR TO ANYONE TO WHOM IT IS UNLAWFUL TO MAKE SUCH OFFER OR SOLICITATION.

                                ---------------

                            TABLE OF CONTENTS

                                                                            PAGE
                                                                            ----
Available Information.....................................................    3
Incorporation of Documents By Reference...................................    3
Prospectus Summary........................................................    4
Risk Factors..............................................................   13
Use of Proceeds...........................................................   23
Dilution..................................................................   24
Capitalization............................................................   25
Price Range of Common Stock...............................................   26
Dividend Policy...........................................................   26
Selected Consolidated Financial Data......................................   28
Unaudited Pro Forma Consolidated Condensed Financial Statements...........   30
Management's Discussion and Analysis of Financial Condition and Results of
 Operations...............................................................   34
Business..................................................................   46
Management................................................................   72
Certain Relationships and Related Transactions............................   76
Description of the Merger.................................................   77
Description of MFS Capital Stock..........................................   88
Underwriting..............................................................   92
Certain United States Tax Considerations for Non-United States Holders....   94
Legal Matters.............................................................   97
Experts...................................................................   97
Glossary..................................................................   98
Index to MFS Consolidated Financial Statements............................  F-1
Index to UUNET Consolidated Financial Statements..........................  F-2

28,000,000 SHARES

MFS COMMUNICATIONS
COMPANY, INC.

COMMON STOCK
(PAR VALUE $.01 PER SHARE)

                            [MFS LOGO APPEARS HERE]

SALOMON BROTHERS INTERNATIONAL LIMITED

GOLDMAN SACHS INTERNATIONAL

BEAR, STEARNS INTERNATIONAL LIMITED

SMITH BARNEY INC.

UBS LIMITED

PROSPECTUS

DATED    , 1996

                                    PART II

                    INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 14. OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION.

  The following table sets forth the estimated expenses in connection with the issuance and distribution of the Shares being registered hereby. The Company has agreed to pay all expenses incident to the offering of the Shares. All amounts shown are estimates, except the Securities and Exchange Commission registration fee, the NASD fee and the Nasdaq listing fees:

     Securities Act Registration Fee.................................. $403,194
     NASD fee.........................................................   30,500
     Nasdaq listing fee...............................................   17,500
     "Blue Sky" Fees and Expenses.....................................   15,000
     Printing and Engraving Expenses..................................    *
     Legal Fees and Expenses..........................................    *
     Transfer Agent and Registrar Fees and Expenses...................    *
     Accounting Fees and Expenses.....................................    *
     Miscellaneous ...................................................    *
                                                                       --------
         Total........................................................     $*

- --------
* To be completed by amendment.

ITEM 15. INDEMNIFICATION OF DIRECTORS AND OFFICERS.

  Section 145 of the Delaware General Corporation Law (the "DGCL") empowers a Delaware corporation to indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of such corporation) by reason of the fact that such person is or was a director, officer, employee or agent of such corporation, or is or was serving at the request of such corporation as a director, officer, employee or agent of another corporation or enterprise. A corporation may, in advance of the final disposition of any civil, criminal, administrative or investigative action, suit or proceeding, pay the expenses (including attorneys' fees) incurred by any officer, director, employee or agent in defending such action, provided that the director or officer undertake to repay such amount if it shall ultimately be determined that he or she is not entitled to be indemnified by the corporation. A corporation may indemnify such person against expenses (including attorneys' fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by such person in connection with such action, suit or proceeding if he or she acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, had no reasonable cause to believe his or her conduct was unlawful.

  A Delaware corporation may indemnify officers and directors in an action by or in the right of the corporation to procure a judgment in its favor under the same conditions, except that no indemnification is permitted without judicial approval if the officer or director is adjudged to be liable to the corporation. Where an officer or director is successful on the merits or otherwise in the defense of any action referred to above, the corporation must indemnify him or her against the expenses (including attorneys' fees) which he or she actually and reasonably incurred in connection therewith. The indemnification provided is not deemed to be exclusive of any other rights to which an officer or director may be entitled under any corporation's by-law, agreement, vote or otherwise.

  In accordance with Section 145 of the DGCL, Article 7 of MFS' Restated Certificate of Incorporation (the "Restated Certificate") and MFS' By-Laws (the "By-Laws") provide that MFS shall indemnify each person who is or was a director, officer or employee of MFS (including the heirs, executors, administrators or estate of such person) or is or was serving at the request of MFS as director, officer or employee of another corporation, partnership, joint venture, trust or other enterprise, to the fullest extent permitted under subsections 145(a), (b), and (c) of the DGCL or any successor statute. The indemnification provided by the Restated Certificate and the By-Laws shall not be deemed exclusive of any other rights to which any of those seeking indemnification or advancement of expenses may be entitled under any by-law, agreement, vote of stockholders or disinterested directors or otherwise, both as to action in his or her official capacity and as to action in another capacity while holding such office, and shall continue as to a person who has ceased to be a director, officer, employee or agent and shall inure to the benefit of the heirs, executors and administrators of such a person. Expenses (including attorneys' fees) incurred in defending a civil, criminal, administrative or investigative action, suit or proceeding upon receipt of an undertaking by or on behalf of the indemnified person to repay such amount if it shall ultimately be determined that he is not entitled to be indemnified by MFS. Article 8 of the Restated Certificate provides that a director of MFS shall not be personally liable to MFS or its stockholders for monetary damages for breach of fiduciary duty as a director, except for liability (i) for any breach of the director's duty of loyalty to MFS or its stockholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) under Section 174 of the DGCL, or (iv) for any transaction from which the director derived an improper personal benefit. If the DGCL is amended to authorize corporate action further eliminating or limiting the personal liability of directors, then the liability of a director of MFS shall be eliminated or limited to the fullest extent permitted by the DGCL as so amended.

  Section 8.7 of the By-Laws provides that MFS may purchase and maintain insurance on behalf of its directors, officers, employees and agents against any liabilities asserted against such persons arising out of such capacities.

ITEM 16. EXHIBITS.

                                                                     SEQUENTIAL
                                                                        PAGE
 EXHIBIT NO. DESCRIPTION                                               NUMBER
 ----------- -----------                                             ----------
   1.1       --Form of U.S. Underwriting Agreement
   1.2       --Form of International Underwriting Agreement
   3.1       --Restated Certificate of Incorporation(/1/)
             --Amendment No. 1 to Restated Certificate of
   3.2       Incorporation.(/2/)
             --Amendment No. 2 to Restated Certificate of
   3.3       Incorporation.(/3/)
   3.4       --By-laws.(/4/)
   4.1       --Form of Common Stock Certificate*
   4.3       --Certificate of Designations, Number, Voting Powers,
              Preferences and Rights of the Series C Junior
              Participating Preferred Stock.(/5/)
   5.1       --Opinion of Willkie Farr & Gallagher*
  23.1       --Consent of Coopers & Lybrand L.L.P.
  23.2       --Consent of Arthur Andersen LLP
             --Consent of Willkie Farr & Gallagher (included in
  23.3       Exhibit 5)*
  24.1       --Power of Attorney(/6/)
  99.1       --Consent of John W. Sidgmore(/6/)
  99.2       --Consent of Richard L. Adams, Jr.(/6/)

- --------
*To be filed by amendment.
(1) Incorporated by reference to the MFS Registration Statement on Form S-1 (File No. 33-59358), as amended, originally filed with the Commission on March 11, 1993.

(2) Incorporated herein by reference to Exhibit 3.2 to the Registrant's Annual Report on Form 10-K for the fiscal year ended December 31, 1994, as filed with the Securities and Exchange Commission on March 31, 1995.
(3) Incorporated herein by reference to Exhibit 3.1 to the Registrant's Current Report on Form 8-K, dated September 30, 1995.
(4) Incorporated herein by reference to Exhibit 3.2 to the Registrant's Current Report on Form 8-K, dated September 30, 1995.
(5) Incorporated by reference to Exhibit No. 1 to the Registrant's Current Report on Form 8-K/A Amendment No. 1, dated November 21, 1995.

(6) Previously filed.

ITEM 17. UNDERTAKINGS.

  The undersigned Registrant hereby undertakes that, for the purposes of determining any liability under the Securities Act of 1933, each filing of the Registrant's annual report pursuant to section 13(a) or section 15(d) of the Securities Exchange Act of 1934 that is incorporated by reference in this registration statement shall be deemed to be a new registration statement relating to the Securities offered herein, and the offering of such Securities at that time shall be deemed to be the initial bona fide offering thereof.

  Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the Registrant pursuant to the provisions described under Item 15 of this registration statement, or otherwise (other than insurance), the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in such Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person, in connection with the Securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in such Act and will be governed by the final adjudication of such issue.

  The undersigned registrant herby undertakes that:

    (1) For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or
  (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

    (2) For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

                                  SIGNATURES

  Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that it meets all the requirements for filing on Form S-3 and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Omaha, State of Nebraska, on June 4, 1996.

                                          MFS COMMUNICATIONS COMPANY, INC.

                                                 /s/ Royce J. Holland
                                          By___________________________________
                                                  ROYCE J. HOLLAND
                                                     PRESIDENT

  Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed below by the following persons in the capacities and on the dates indicated:

              SIGNATURE                        TITLE                 DATE
              ---------                        -----                 ----

                                    Chairman of the
               *                    Board and Chief          June 4, 1996
- -------------------------------------   Executive Officer
           JAMES Q. CROWE               (Principal
                                        Executive Officer)

                                    Executive Vice
               *                    President, Chief         June 4, 1996
- -------------------------------------   Financial Officer
         R. DOUGLAS BRADBURY            (Principal
                                        Financial Officer)
                                        and Director

                                    Vice President and
               *                    Controller               June 4, 1996
- -------------------------------------   (Principal
          ROBERT J. LUDVIK              Accounting Officer)

              SIGNATURE                         TITLE                DATE
              ---------                         -----                ----


                                     Director
               *                                             June 4, 1996
- -------------------------------------

         HOWARD GIMBEL*

                                     Director
      /s/ Royce J. Holland                                   June 4, 1996
- -------------------------------------
          ROYCE J. HOLLAND

                                     Director
               *                                             June 4, 1996
- -------------------------------------
         WILLIAM L. GREWCOCK

                                     Director
               *                                             June 4, 1996
- -------------------------------------
          RICHARD R. JAROS

                                     Director
               *                                             June 4, 1996
- -------------------------------------
          ROBERT E. JULIAN

                                     Director
               *                                             June 4, 1996
- -------------------------------------
          DAVID C. MCCOURT

                                     Director
               *                                             June 4, 1996
- -------------------------------------
          RONALD W. ROSKENS

                                     Director
               *                                             June 4, 1996
- -------------------------------------
          WALTER SCOTT, JR.

                                     Director
               *                                             June 4, 1996
- -------------------------------------
         KENNETH E. STINSON

                                     Director
               *                                             June 4, 1996
- -------------------------------------
          MICHAEL B. YANNEY

* /s/ Royce J. Holland
- -------------------------------------
        ROYCE J. HOLLAND
        ATTORNEY-IN-FACT

                                 EXHIBIT INDEX

                                                                     SEQUENTIAL
                                                                        PAGE
 EXHIBIT NO. DESCRIPTION                                               NUMBER
 ----------- -----------                                             ----------
   1.1       --Form of U.S. Underwriting Agreement
   1.2       --Form of International Underwriting Agreement
   3.1       --Restated Certificate of Incorporation(/1/)
             --Amendment No. 1 to Restated Certificate of
   3.2       Incorporation.(/2/)
             --Amendment No. 2 to Restated Certificate of
   3.3       Incorporation.(/3/)
   3.4       --By-laws.(/4/)
   4.1       --Form of Common Stock Certificate*
   4.3       --Certificate of Designations, Number, Voting Powers,
              Preferences and Rights of the Series C Junior
              Participating Preferred Stock.(/5/)
   5.1       --Opinion of Willkie Farr & Gallagher*
  23.1       --Consent of Coopers & Lybrand L.L.P.
  23.2       --Consent of Arthur Andersen LLP
             --Consent of Willkie Farr & Gallagher (included in
  23.3       Exhibit 5)*
  24.1       --Power of Attorney(/6/)
  99.1       --Consent of John W. Sidgmore(/6/)
  99.2       --Consent of Richard L. Adams, Jr.(/6/)

- --------
*To be filed by amendment.
(1) Incorporated by reference to the MFS Registration Statement on Form S-1 (File No. 33-59358), as amended, originally filed with the Commission on March 11, 1993.
(2) Incorporated herein by reference to Exhibit 3.2 to the Registrant's Annual Report on Form 10-K for the fiscal year ended December 31, 1994, as filed with the Securities and Exchange Commission on March 31, 1995.
(3) Incorporated herein by reference to Exhibit 3.1 to the Registrant's Current Report on Form 8-K, dated September 30, 1995.
(4) Incorporated herein by reference to Exhibit 3.2 to the Registrant's Current Report on Form 8-K, dated September 30, 1995.
(5) Incorporated by reference to Exhibit No. 1 to the Registrant's Current Report on Form 8-K/A Amendment No. 1, dated November 21, 1995.

(6) Previously filed.

                            GRAPHICS APPENDIX LIST

PAGE WHERE
GRAPHIC
APPEARS                     DESCRIPTION OF GRAPHIC OR CROSS REFERENCE
- --------------------------------------------------------------------------------
Page 2 Map depicting MFS Communicators Company, Inc. and UUNET Technologies, Inc. locations in North America.

Page 53 Schematic drawing depicting the elements of long distance phone call.

Page 54 Schematic drawing depicting the components of an Integrated Communications Provider's network.

Page 58 Map depicting the locations of UUNET Technologies, Inc.'s points of presence and hubs.

Inside Back
Cover Map depicting MFS Communications Company, Inc.'s and UUNET Technologies, Inc.'s international locations.